Form 20-F
period 2018-12-31
Reebonz Holding Ltd
filed 2019-04-01
CIK 1752108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File Number: 001-38204

REEBONZ HOLDING LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

c/o Reebonz Limited

5 Tampines North Drive 5

#07-00

Singapore 528548

+65 6499 9469

(Address of Principal Executive Offices)

Samuel Lim

5 Tampines North Drive 5

#07-00

Singapore 528548

+65 6499 9469

samuel.lim@reebonz.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.0001 par value per share	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants to purchase Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of as of the close of the period covered by the Annual Report: 2,686,720 ordinary shares, as adjusted to give effect to the 1-for-8 reverse split effective on March 15, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

REEBONZ HOLDING LIMITED

i

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, references to “U.S.,” the “United States” or “USA” are to the United States of America, its territories and its possessions. References to “Singapore” are to the Republic of Singapore. References to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America.

Unless otherwise indicated, our consolidated financial statements and related notes as of and for the fiscal years ended December 31, 2018 and 2017 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended December 31 of that year. Our fiscal quarters end on March 31, June 30, September 30, and December 31. We refer in various places within this Annual Report to Adjusted EBITDA, which are non-IFRS measures. The presentation of non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS. See “Operating and Financial Review and Prospects.”

In this Annual Report, we rely on and refers to industry data, information and statistics regarding the markets in which it competes from research as well as from publicly available information, industry and general publications and research and studies conducted by third parties such as data by International Monetary Fund, World Economic Outlook database and Bain & Company (“Bain”). We have supplemented this information where necessary with its own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and our management’s best view as to information that is not publicly available. This information appears in “ITEM 4. INFORMATION ON THE COMPANY” and other sections of this Annual Report. We have taken such care as we consider reasonable in the extraction and reproduction of information from such data from third-party sources.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (including information incorporated by reference herein, the “Annual Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the Risk Factors section of this Report. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

●	our ability to maintain the listing of our securities on Nasdaq;

●	our ability to adapt to technology and other changes in our highly competitive industry;

●	management of growth;

●	general economic conditions, especially changes in disposal income in our markets;

●	our business strategy and plans; and

●	the result of future financing efforts.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

EXPLANATORY NOTE

On September 4, 2018, a Business Combination Agreement (“Business Combination Agreement”) was made and entered into by and among Draper Oakwood Technology Acquisition, Inc., a Delaware corporation ( “DOTA” or “Purchaser”), Reebonz Holdings Limited, a Cayman Islands exempted company (f/k/a DOTA Holdings Limited, “Holdco” or the “Company”), DOTA Merger Subsidiary Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Merger Sub”), Draper Oakwood Investments, LLC (solely in the capacity as the Purchaser Representative), Reebonz Limited, a Singapore corporation (“Reebonz”) and the shareholders of Reebonz named therein (the “Sellers”), which provided for (a) the merger of Merger Sub with and into Purchaser, with Purchaser surviving the merger and the security holders of Purchaser becoming security holders of Holdco, which will become a new public company, and (b) upon the effectiveness of such merger, the exchange of 100% of the outstanding share capital of Reebonz by the shareholders of Reebonz for ordinary shares of Holdco and the assumption by Holdco of outstanding Reebonz options and warrants (with equitable adjustments and additional amendments to the options) and (c) adoption of the amended and restated memorandum and articles of association, and to approve the business combination contemplated by such agreement (collectively, the “Business Combination”).

On December 19, 2018, DOTA Holdings Limited consummated the Business Combination pursuant to the terms of the Business Combination Agreement and changed its corporate name to Reebonz Holdings Limited.

Unless otherwise indicated, “we,” “us,” “our,” “Holdco,” “the Company,” and similar terminology refers to Reebonz Holdings Limited, a company organized under the laws of the Cayman Islands, and its subsidiaries subsequent to the Business Combination. References to “DOTA Holdings Limited” refers to Reebonz Holdings Limited prior to the consummation of the Business Combination.

On March 15, 2019, the Company effected a 1-for-8 reverse stock split of its ordinary shares. All share and per share information herein that relates to our ordinary shares prior to the effective date has been retroactively restated to reflect the reverse stock split.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statement of profit or loss and other comprehensive loss data for fiscal years 2018, 2017 and 2016 and the selected consolidated statement of financial position data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated balance sheets data as of December 31, 2016 have been derived from our audited consolidated financial statements that were part of the final prospectus included in the Registration Statement on Form F-4 filed on September 17, 2018 but are not included in this Annual Report. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

The financial statements of the Company have been presented in United States Dollars (“USD”).

Selected Financial Information — Reebonz (in thousands)

	2016	2017	2018
	USD ’000	USD ’000	USD ’000
Revenue	128,003	107,739	88,379
Cost of revenue	(95,230)	(77,628)	(66,222)
Gross profit	32,773	30,111	22,157
Fulfillment expenses	(18,882)	(18,175)	(14,917)
Marketing expenses	(9,739)	(7,573)	(5,400)
Technology and content expenses	(5,252)	(4,811)	(3,809)
General and administrative expenses	(15,974)	(11,055)	(11,394)
Government grant	290	167	203
Operating loss	(16,784)	(11,336)	(13,160)
Other income	550	415	676
Other expenses	(1,157)	(923)	(731)
Finance costs	(1,797)	(3,250)	(3,533)
Finance income	35	14	7
	(19,153)	(15,080)	(16,741)
Change in fair value of:
- convertible preference shares	59,233	70,063	(2,068)
Recapitalization expenses	–	–	(16,530)
Profit/(Loss) before tax	40,080	54,983	(35,339)
Income tax expense	(10)	(75)	(116)
Profit/(Loss) for the year	40,070	54,908	(35,455)

Attributable to:
Owners of the Company	40,654	55,365	(35,239)
Non-controlling interests	(584)	(457)	(216)
Profit/(Loss) for the year	40,070	54,908	(35,455)

Selected Non-IFRS Financial Data
Adjusted EBITDA	(10,264)	(7,668)	(8,345)
Adjusted EBITDA margin	-8.0%	-7.1%	-9.4%

Profit/(Loss) per share ($)
Basic, profit/(loss) for the year/period attributable to ordinary equity holders of the parent	51.99 *	69.73 *	(42.92)
Diluted, profit/(loss) for the year/period attributable to ordinary equity holders of the parent	(7.89)*	(6.44)*	(42.92)
Weighted average number of ordinary shares outstanding used in computing Basic earnings per share	782,000	794,000	821,000

Diluted earnings per share	2,356,000	2,274,000	2,237,000

*Restated due to reverse stock split.

Consolidated statements of financial position as of December 31 2018, 2017 and January 1 2017:

	1/1/2017	31/12/2017	31/12/2018
	USD ’000	USD ’000	USD ’000
Non-current assets	27,619	37,304	34,718
Current assets	45,303	37,704	44,421
Cash and cash equivalents	11,926	7,312	2,604
Total assets	72,922	75,008	79,139

Current liabilities	38,893	44,810	81,506
Non-current liabilities	151,270	87,918	19,178
Convertible preference shares	123,468	56,854	–
Total liabilities	190,163	132,728	100,684

Other Data:

The following table sets forth for the periods indicated; certain selected consolidated financial and other data:

	2016	2017	2018
Accumulated buyers	349,880	441,612	523,057
New buyers	92,640	91,732	81,445
Repeat buyers	63,054	54,329	49,932
Total buyers	136,828	131,677	119,659
Total orders	248,800	215,510	198,489
Percentage of total orders placed by repeat buyers	70.3%	64.1%	64.9%
GMV (USD$, in millions)	247.0	250.1	234.5
Revenue (USD$, in millions)	128.0	107.7	88.4
AOV (USD$)	568	672	675
Average GMV per user (USD$)	1,033	1,099	1,119

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this Annual Report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer.

Risks Related to Our Business and Industry

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited consolidated financial statements included in this Annual Report.

Our audited consolidated financial statements were prepared assuming that we will continue as a going concern. However, the report of our independent registered public accounting firm included elsewhere in this Annual Report contains an explanatory paragraph on our consolidated financial statements stating there is substantial doubt about our ability to continue as a going concern, meaning that we may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. Such an opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate our business due to concerns about our ability to meet our contractual obligations.

Based on current operating plans, assuming successful completion of a public offering pursuant to the registration statement originally filed with the SEC of February 25, 2019, as amended, and the continuation by the Group’s bankers to provide access to the Group to drawdown and roll forward existing short term financing facilities, we believe that we have resources to fund our operations for at least the next twelve months, but will require further funds to finance our activities thereafter. Reebonz may also consider potential financing options with banks or other third parties. In the event this public offering is not completed as expected we will need to consider alternative arrangements and such arrangements could have a potentially significant negative impact on our ability to continue our operations.

Any harm to our brand or reputation may materially and adversely affect our business and results of operations.

Brand recognition and reputation are invaluable assets in the luxury goods market. We believe that the recognition and reputation of our Reebonz brand among buyers of luxury goods, our suppliers, marketplace merchants and individual sellers have contributed significantly to the growth and success of our business. Maintaining and enhancing such brand recognition and reputation are critical to our business and competitiveness. Many factors, including those beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

●	provide a compelling online buying and selling experience to customers;

●	maintain the authenticity, quality and diversity of the products we offer in sufficient quantities;

●	maintain the efficiency, reliability and security of our fulfillment services and payment systems;

●	maintain or improve buyer satisfaction with our after-sale services;

●	enhance brand awareness through marketing and brand promotion activities;

●	preserve our reputation and goodwill in the event of any negative publicity involving our product authenticity and quality, customer service, cybersecurity, data protection, authorization to sell products or other issues affecting it; and

●	maintain positive relationships with our suppliers, marketplace merchants, individual sellers and other service providers.

Any public perception (i) that counterfeit goods, pre-owned goods that are in a worse-than-described condition or unauthorized or stolen goods are sold on our website, (ii) that we, or our third-party service providers, do not provide satisfactory customer service or (iii) that we infringe upon any brand owners’ intellectual property rights could damage our reputation, diminish our brand value, undermine our credibility and adversely impact our business. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our website, products and services, we may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

We operate in a competitive environment and may lose market share and customers if we fail to compete effectively.

The online luxury goods industry in the Asia Pacific region is competitive. We compete for customers, third-party merchants and individual sellers. Our current and potential competitors include other specialist online luxury retailers, general online retailers, fashion online retailers, luxury brand owners’ online stores, luxury department retailers’ online stores, as well as physical stores that sell luxury goods, including retail stores owned and operated by the brands that we carry. See “Business Overview— Competition.” In addition, new technologies may increase or even transform the competitive landscape in the online luxury goods industry. New competitive business models may appear, such as business models based on new forms of social media, and we may not adapt quickly enough, or at all, to changing industry trends.

Increased competition may reduce our margins, market share and brand recognition, or result in significant losses. For example, when we set prices, we consider how competitors have set prices for the same or similar products. When they cut prices or offer additional incentives to compete with it, we may have to lower our own prices or offer comparable incentives or risk losing market share. When we have products that do not sell, we often reduce prices to clear inventory. Competitive price reduction on certain luxury items lowers prices and benefits buyers, but in the longer term may hurt the perceived prestige of those luxury goods and dampen consumer interest. In addition, third-party merchants are crucial in broadening our product listings, and we compete with other companies for these sellers.

We also compete on the basis of non-price terms. For example, in our B2C Merchandise Business, we offer free international shipping for orders above a certain minimum value and aim to make deliveries within three to seven business days depending on the country of delivery. We plan to employ a variety of strategies to shorten delivery times, such as increased monitoring of third-party courier performance and implementation of a “local sourcing and local sale” model. If these strategies do not succeed, and one or more of our significant competitors manage to shorten delivery times, we may lose any competitive advantage.

Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships and sourcing expertise, including direct relationships with brand owners, larger customer bases or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has grown substantially since its inception in 2009. We continue to introduce new lines of business and plan to continue to grow our business. Specifically, we launched our Reebonz Closets, a C2C marketplace, in February 2015, our Merchant’s Marketplace, a B2C marketplace, in May 2015, and introduced the “Sell Back” feature in May 2017. In addition, in the past few years, we have expanded into new markets and increased our product offerings. Expanding our business has entailed and will continue to entail significant risks as we work with new suppliers, expands into new markets and offers new products. As the business grows and our product offerings increase, we will need to continue to work with a large number of merchants and an even larger number of individual sellers efficiently and establish and maintain mutually beneficial relationships with them. We will also need to perform sufficient due diligence and other checks to prevent the sale of counterfeit or unauthorized goods on our platform. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. All of these efforts will require significant financial, managerial and human resources. In addition, our number of employees has increased since our inception, and may continue to increase in the future. We cannot assure you that we will be able to effectively manage our growth or to implement desired systems, procedures and controls successfully, particularly as the size of our organization grows, or that our system will perform as expected or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our growth may be interrupted and our business and prospects may be materially and adversely affected.

Our limited operating history makes it difficult to evaluate our business and prospects, and we may not be able to sustain our historical growth rates.

We commenced our Reebonz business in May 2009 and have a limited operating history. Since our inception, we have experienced rapid growth in our business. Our revenue was US$88.4 million in 2018. We have incurred operating losses every year since inception. Our business has undergone significant changes each year since its inception, including through acquisitions and the introduction of new products and services, and therefore our historical growth rate may not be indicative of future performance. We cannot assure you that we will be able to achieve similar results or grow at a similar rate as we have in the past. Growth may slow, revenue may decline and losses may increase for a number of possible reasons, some of which are beyond Reebonz’s control, including decreased consumer spending, greater competition, slower growth of the luxury goods market in the Asia Pacific region, negative perceptions about product quality or authenticity, fulfillment bottlenecks, sourcing difficulties, emergence of alternative business models, changes in government policies, tax policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our securities could decline. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with a limited operating history may encounter.

We have limited control over sellers in our Reebonz Closets and B2C Merchant’s Marketplace platform.

In 2015, we started Reebonz Closets, a C2C marketplace, and B2C Merchant’s Marketplace in Singapore. In our Marketplace Business, we do not source goods ourselves and instead provide a platform for sellers and buyers to directly buy and sell goods using our platform. We have limited control over the actions of sellers in our marketplaces and their interactions with buyers. Many of the buyers in our Marketplace Business are our existing customers and any negative experience buying through our marketplaces could adversely impact their trust in our Reebonz brand. For example, sometimes sellers advertising a product on our platform may no longer have the product available for sale. A significant percentage of sellers using our Reebonz marketplace platform may identify buyers and then transact with them outside our platform, thereby avoiding the payment of commissions, which would result in lower revenue and GMV.

Furthermore, if any seller on our platform does not control the quality of the goods that we sell, does not deliver the goods on time or at all, delivers goods that are materially different from our description of them, sells counterfeit, unlicensed or stolen goods on our platforms, or sells certain goods in violation of relevant laws and regulations or in violation of brand owners’ distribution restrictions, the reputation of our Marketplace Business and our brand may be materially and adversely affected, and we could face claims that we should be held liable for any losses. Any perception that counterfeit goods are sold on our platform could severely harm our brand and reputation. Third-party sellers may offer certain goods that are the same as, or similar to, the products that we directly offer for sale, thereby competing with our B2C Merchandise Business. In addition, expanding into these new businesses has required, and will continue to require, significant management attention and other resources. In order for our online marketplace to be successful, we must also continue to identify and attract third-party sellers, and we may not be successful in this regard. While every item sold through our C2C Individual Seller’s Marketplace is authenticated by our ateliers, we may still fail to detect some counterfeit goods and we are generally unable to detect stolen goods as there is typically no way to ascertain this.

We have a history of losses, operating losses and negative cash flow from operating activities, and we may continue to incur losses and operating losses, and experience negative cash flow from operating activities, in the future.

We have incurred significant losses and negative cash flow from operating activities since our inception. In 2017 and 2018, we had negative cash flow from operating activities of US$8.1 million and US$6.5 million, respectively. Our loss for the year in 2018 was US$35.5 million. We cannot assure you that we will be able to generate profits, operating profits or positive cash flow from operating activities in the future or that we will be able to continue to obtain financing (and in particular trust receipt financing, which is our primary source of financing for inventory purchases) on acceptable terms or at all. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including our ability to grow and retain our buyer and seller base, our ability to secure favorable commercial terms from suppliers, our ability to spot trends in the luxury goods market and manage our product mix accordingly and our ability to expand our new lines of business and offer value-added services with higher profit margins. In addition, we intend to continue to invest heavily in the foreseeable future in order to grow our business in the Asia Pacific online luxury goods market. As a result, we believe that we may continue to incur losses for some time in the future.

We do not have direct contractual or business relationships with luxury brand owners except in limited circumstances, and as a result we may face legal risks from potential liability for goods sold by us, or individuals or merchants in our marketplaces, outside brand owners’ authorized distribution channels and potential claims related to “parallel import” activities, and we may also face commercial risks from actions by luxury brand owners.

We do not have direct contractual or business relationships with luxury brand owners except in limited circumstances. Instead, we source new luxury goods in our B2C Merchandise Business primarily from authorized distributors and luxury wholesalers in various countries. The contractual arrangements between some luxury brand owners and certain of our suppliers could contain restrictions on the price, geographic region and manner in which goods may be resold. We also source luxury goods through distribution channels outside the control of brand owners, which are often referred to as “parallel imports.” We believe that the import and sale of parallel import goods is generally permitted under the laws and regulations of the primary jurisdictions in which we operate, subject to certain exceptions. If our sourcing from any supplier is in violation of contractual arrangements with brand owners or legal restrictions on parallel import activities, we could be subject to claims of intellectual property rights infringement, tortious interference or inducement of contract breach, among others, and face significant liabilities. Any such perception that we are a parallel importer may undermine our reputation among buyers and sellers of luxury goods.

We are also subject to the commercial risks that brand owners may instruct our suppliers not to sell goods to us or may cease selling goods to our suppliers completely or in sufficient quantities to meet our sourcing needs. In particular, brand owners may object to our pricing practices, especially the discounts to the retail prices fixed or suggested by brand owners. If we are successful in increasing the scale of our business and becomes more prominent in the luxury goods industry, the risk that brand owners may take legal or commercial action against us or our suppliers may increase. Any such actions could harm our reputation and adversely impact our product offerings, which could have a material and adverse effect on our results of operations and growth prospects.

Authorized distributors and luxury wholesalers have entered into framework supply agreements with us, which contain representations that they are not restricted from selling such goods us and indemnities for losses we suffer or costs we incur in connection with the agreement. We are actively seeking to enter into such agreements with all of our suppliers from which we source new luxury items, but there can be no assurance that such suppliers will agree to the proposed terms. In addition, there can be no assurance that the representations made by our suppliers are accurate, and we may not be able to successfully enforce our contractual rights, including any indemnities, and may need to initiate costly and lengthy legal proceedings to protect our rights. Enforcing our contractual rights under those agreements may require us to incur significant costs and effort, and may divert our management’s attention from day-to-day operations. With our other suppliers that have not entered into any framework supply agreements, we place spot purchase orders, and any contractual rights or other recourse we may have against them in the event their sales to it are in violation of the rights of brand owners are highly limited and unlikely to provide sufficient compensation for any losses we suffer or costs we incur.

With respect to our online Marketplace Business, although we plan to implement standard terms and conditions requiring individual sellers and merchants to confirm to us that, among other things, their sale of luxury goods on our platforms is not in violation of any distribution agreements and does not infringe the intellectual property rights of brand owners, there can be no assurance that these confirmations will be accurate, and we may not be able to successfully enforce any contractual rights or other recourse we may have against them in the event such confirmations are not accurate.

We have in the past received and may continue to receive claims alleging that sales of luxury goods by us, or individuals or merchants in our marketplaces, are not through brand owners’ authorized distribution channels. In March 2013, November 2015 and in March 2016, we received letters from a brand owner demanding that we cease selling our products and claiming we are not part of its authorized distribution network. Although such allegations and claims have not had a material adverse impact on our business, we might be required to allocate significant resources and incur material expenses to address such claims in the future. Irrespective of the validity of such claims, we could incur significant costs and effort in either defending or settling such claims, which could divert our management’s attention from day-to-day operations. If a successful claim is made against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Regardless of whether we successfully defend against such claims, we could suffer negative publicity, our reputation could be severely damaged and our product offerings could be significantly reduced. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

If we fail to manage and expand our relationships with suppliers of luxury goods, or otherwise fail to procure products on favorable terms, our business and growth prospects may be materially and adversely affected.

For our B2C Merchandise Business, we source substantially all new luxury items from authorized distributors and luxury wholesalers, and we source pre-owned items from individuals, pre-owned luxury goods dealers and auction houses. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend on our ability to procure products from authorized distributors and luxury wholesalers and, to a lesser extent, brand owners, on favorable pricing terms. In the past, we typically entered into spot purchase orders and did not have long-term arrangements for the supply of products. We are actively seeking to enter into framework supply agreements with all of the authorized distributors and wholesalers that we source new luxury items from. In addition, there is no assurance that all of our relevant suppliers will enter into our standard supply agreements with us or that our efforts to enter into such agreements will not adversely affect our relationships with our suppliers. We may also choose to discontinue our relationship with a supplier that declines to enter into such agreements, which would reduce the pool of suppliers that we source luxury goods from and could materially and adversely affect our business and growth prospects. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, if at all. Even if we maintain good relations with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by changes in their relationship with brand owners, economic conditions, labor unrest, regulatory or legal decisions, natural disasters or other contingencies. In addition, it is possible that our Marketplace Business will not be able to retain existing sellers or to attract sufficient new sellers in the future. In the event that we are not able to source luxury goods at favorable prices, our revenue and cost of revenue may be materially and adversely affected. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of luxury merchandise on commercially acceptable terms, it may inhibit our ability to offer sufficient products sought by luxury goods buyers, or to offer these products at competitive prices. Any adverse developments in our relationships with our suppliers, as well as with merchants and individual sellers on our marketplaces, could materially and adversely affect our business and growth prospects.

If counterfeit products are inadvertently sold by us or through our platform, we may be subject to legal claims from brand owners, and our reputation and results of operations could be materially and adversely affected.

We are subject to the risk that counterfeit goods could be sold through our platform. Although we conduct due diligence on most of our suppliers and have quality control procedures in place to ensure that new luxury goods sold through our B2C Merchandise Business are authentic, we do not authenticate each item that we take in our inventory and sell and therefore rely on suppliers to sell us authentic luxury goods. Although we authenticate pre-owned luxury goods sold by us or through our C2C Individual Seller’s Marketplace (consisting of Reebonz Closets and our White Glove Service), our authentication procedures may not be effective in all circumstances. In addition, we do not authenticate products sold through our B2C Merchant’s Marketplace. Any sale of counterfeit goods through our platform could significantly harm our reputation and could result in brand owners making legal claims against us for infringement of trademark, copyright or other intellectual property rights. From time to time in the ordinary course of our business, buyers, brand owners or other third parties have alleged and may allege that counterfeit products have been sold by us or through our platform. Any perception that our platform may contain counterfeit goods, even without merit, could have a material and adverse impact on our reputation.

When we receive complaints or allegations regarding infringement or counterfeit goods, we typically verify the nature of the complaint and the relevant facts. Our procedures could result in delays in de-listing products. In the event that alleged counterfeit or infringing products are listed or sold through our platform, we could face claims relating thereto for alleged failure to act in a timely or effective manner or to otherwise restrict or limit such sales or infringement. We may implement further measures in an effort to strengthen our protection against these potential liabilities, which could require us to spend substantial resources or discontinue certain service offerings. In addition, these changes may reduce the attractiveness of our marketplaces and other services to buyers, sellers or other users. A seller whose content is removed or whose services are suspended or terminated by us, regardless of its compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action or make public complaints or allegations. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.

Companies that operate merchandise sales and online marketplace businesses, particularly those in the Asia Pacific region, have been subject to claims regarding counterfeit goods, and we could be subject to such claims in the future. For example, in January 2015, China’s State Administration for Industry and Commerce accused a major e-commerce company of failing to implement adequate procedures to prevent the sale of counterfeit goods on its platforms, and in May 2015, Kering, owner of Gucci and other luxury brands, filed a claim in U.S. federal court against this major e-commerce company alleging that it profited from the sale of counterfeit goods on its online marketplaces. Manufacturers and distributors of counterfeit goods are also increasingly sophisticated, making their products increasingly difficult to detect as counterfeits. If we were to be held to have sold or facilitated the sale of counterfeit goods, potential legal sanctions may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the governing law and the seriousness of the misconduct.

We may be subject to intellectual property infringement claims, especially claims alleging unauthorized use of brand names or trademarks, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not, or will not, infringe upon or otherwise violate trademarks, patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property rights of others, especially those relating to luxury brand owners’ brand names, logos and trademarks. Although our practice is not to display those brand names, logos and trademarks on our website (except in product photos), we have received complaints in the past that we have displayed certain brand names and trademarks without authorization or in a misleading manner, including from brand owners whose goods have accounted for a significant percentage of our revenues.

For example, we received a letter of complaint in June 2012 from the legal counsel of a luxury brand, alleging that we had displayed certain trademarks on our website without authorization and demanding that we cease the sale of its products. We also received a letter of complaint in February 2013 from the legal counsel of a luxury brand alleging that one of our promotional events used certain trademarks without authorization and conveyed a false impression that such event had its endorsement. Based on advice from our intellectual property law counsel, we generally believe that our actions referred to in those letters have not infringed on the brand owners’ rights, and we have responded as such to those letters through our legal counsel. We also have intellectual property rights policies and take-down procedures in place to deal with claims that we believe have merit. However, we cannot assure you that our policies and practices will be successful in averting similar complaints in the future, or that our legal interpretation or other defenses against claims that we believe are without merit will be upheld in a court of law or otherwise successful. Even if none of the claims are successful, defending our rights against such claims could involve significant costs and effort and divert our management’s attention from day-to-day operations. Actively defending against such claims could also lead brand owners to take commercial or other actions against us, such as instructing our suppliers not to sell goods to us or ceasing to sell goods to our suppliers completely or in sufficient quantities to meet our sourcing needs.

In addition, other third-party intellectual property may be infringed by our products, services or other aspects of our business. Holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, may seek to enforce such patents against us in the United States or any other jurisdictions. Further, the application and interpretation of patent laws and the procedures and standards for granting patents in certain jurisdictions in which we operate are still evolving and are uncertain, and we cannot assure you that the courts or regulatory authorities would agree with our analysis.

If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. For instance, we were alerted in September 2012 by Getty Images, the copyright licensee of certain images we had used on our website, that those images were used without proper licensing and we subsequently paid licensing fees to Getty Images. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims. Any ensuing negative publicity may severely damage our brand and reputation, regardless of the merits of the claims. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

Finally, we use open source software in connection with our products and services. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We may not be able to secure trademark registrations, which could adversely affect our ability to operate our business.

We file trademark applications with the proper authorities in each country in which we operate and will continue to do so if and when we expand into other jurisdictions. Trademark applications where we may file may not be allowed registration, and we may not be able to maintain or enforce our registered trademarks. If there are trademark registration proceedings, we may receive rejections. Although trademark applicants are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our applications and/or registrations, and our applications and/or registrations may not survive such proceedings. For example, we received a notice of opposition to our U.S. trademark application number 79189277 relating to the registration of “Reebonz” for, inter alia, business organization and business management of sales of products and services via a global computer network in the field of luxury fashion. The opponent alleges that our registration would result in likelihood of confusion and dilution of the “Reebok” mark. Based on advice from our intellectual property law counsel, we generally believe that such allegations are unfounded and are working with the opponent, through our legal counsel, to address the opponent’s concerns so that our mark can be registered in the U.S. for the aforementioned goods and services. Failure to secure such trademark registrations could adversely affect our ability to operate our business in a specific jurisdiction.

Failure to safeguard private and confidential information of our buyers and sellers and protect our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

An important challenge to the online retail industry in general, and the online luxury retail market in particular, is the safekeeping and secure transmission of private and confidential information. Through third-party cloud computing service providers, we maintain a large database of confidential and private information as a result of buyers of luxury goods placing orders and inputting payment and contact information online, and sellers listing products and accepting payments, all through our website and our mobile application. In addition, we accept a variety of payment methods such as major credit cards networks, bank transfers and third party payment service providers, and online payments are settled through third-party online payment services. We also share certain personal information about our customers with contracted third-party couriers, such as their names, addresses, phone numbers and transaction records in order to facilitate pickups and deliveries. Maintaining complete security for the storage and transmission of confidential information in our system presents us with significant challenges.

Given the high monetary value of the luxury goods we carry and the relatively high average net worth of our buyers, safeguarding consumer privacy is essential to maintaining customer confidence. Advances in technology and the sophistication of cyber-attackers, new discoveries in cryptography or other developments could result in a compromise or breach of the technology that we use to protect confidential information, which could lead to third parties illegally obtaining private and confidential information we hold as a result of our customers’ visits to our website and use of our mobile application, which could significantly affect consumer confidence in our platform and harm our business. In a Facebook post in November 2014, a satirical group, SMRT Ltd (Feedback), claimed that the personal data of 400,000 customers from Zalora, 440,000 customers from us and 650,000 records from deal.com.sg, were being peddled. Although we and other retailers have refuted this claim, such report or any similar reports in the future, whether factual or not, could negatively impact consumer perceptions of the safety and security of our platform or online shopping generally as well as our relationships with third parties, such as payment platforms. In addition to external threats, leaks of private and confidential information may result from operational errors. For instance, there have been instances where our staff have inadvertently sent e-mails with information regarding particular customers to the wrong customer. There can be no assurance that similar instances will not occur in the future.

In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which our customers may elect to make or accept payments. Any negative publicity on our website’s or mobile application’s safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon it as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security, or the information security measures of our contracted third-party couriers or third-party online payment service providers, could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Practices regarding the collection, use, storage and transmission of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny in the various jurisdictions in which we and our subsidiaries operate. In addition to already existing stringent laws and regulations in such jurisdictions applicable to the solicitation, collection, processing, sharing or use of personal or consumer information, we may become subject to newly enacted laws and regulations that could affect how we store, process and share data with our customers, suppliers and third-party sellers. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Significant capital, managerial resources and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by cyber-attackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that e-commerce or the privacy of customer information is becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online luxury retail and other online services generally, which could have a material and adverse effect on our financial condition and results of operations.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

We take inventory risk in our B2C Merchandise Business, which requires us to effectively manage a large volume of high-value inventory. We depend on our demand forecasts for various kinds of luxury items and the subjective judgments of our merchandising team regarding fashion and style trends to make sourcing decisions and to manage our inventory. Demand, however, can change unexpectedly between the time inventory is ordered and the time by which we intend to sell it. Demand may be affected by changes in consumer tastes, new product launches, changes in product cycles and pricing, product defects and many other factors, and luxury goods buyers may not order products in the quantities that we expect. In such circumstances, given that we do not typically have the right to return unsold items to our suppliers, we may decide to clear our inventory by reducing prices and making sales at a loss. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment that is typically nonrefundable. We are also subject to the risk that our inventory may be lost or damaged in storage or in transit, to the extent that such loss or damage is outside the coverage of our insurance.

If we fail to manage our inventory effectively, we may face inventory obsolescence, a decline in inventory value and significant inventory write-downs or write-offs. Such decline in inventory value may be substantial, especially given the high monetary value of the luxury goods we sell. We may be required to lower sale prices or conduct additional marketing activities in order to reduce inventory levels, which may lead to lower margins. High inventory levels may also tie up substantial capital resources, preventing us from using that capital for other purposes. On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages and as a result, lost sales and damage to our reputation. Any of the above may materially and adversely affect our results of operations and financial condition.

If we are unable to provide a high level of customer service, our business and reputation may be materially and adversely affected.

Our ability to ensure an enjoyable, efficient and user-friendly buying and selling experience for customers is crucial to our success. The quality of our customer service depends on a variety of factors, including our ability to continue to offer a wide range of authentic luxury goods at affordable prices, source products to respond to ever-changing buyer demands and preferences, maintain the quality of our products and services, provide a secure and user-friendly website interface and mobile application for our buyers and sellers, and provide timely delivery and pick up and satisfactory after-sales service. If our customers are not satisfied with any aspect of our goods or services, or the prices we offer, or if our internet platform is interrupted or otherwise fails to meet our customers’ requests, our reputation and customer loyalty could be materially and adversely affected.

We depend on our customer service center and online customer service representatives to provide live assistance to our buyers and sellers. Each member of our loyalty programs with Reebonz Black or Reebonz Solitaire status, which are the two statuses achievable by members of our loyalty program being earned either by spending beyond certain thresholds, has access to our team of relationship managers and customer service representatives whom he or she can contact for any of his or her customer service needs. If our customer service representatives, including relationship managers, fail to provide satisfactory service, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

We also rely on contracted third-party delivery service providers, including global logistics providers and smaller local logistics providers, to pick up and deliver various high-value luxury goods. We also rely on these and other third parties to act as collection locations for our C2C Individual Seller’s Marketplace. If product pick up or delivery is not on time, or if the product is damaged in transit or while held at a collection location, customers’ confidence in our fulfillment capabilities could be diminished, particularly given the high monetary value of the goods sold on our platform. Furthermore, the personnel of contracted third-party delivery service providers act on our behalf and interact with our customers personally. Any failure to provide high-quality services to our customers may negatively impact the experience of our customers, damage our reputation and cause us to lose customers.

As a result, if we are unable to continue to maintain our customer experience and provide high-quality customer service, we may not be able to retain existing customers or attract new customers, which will have a material and adverse effect on our business, financial condition and results of operations.

We use third-party couriers to deliver orders, and rely heavily on them for our fulfillment services we provide to sellers and buyers in our online marketplace. Any failure on the part of these couriers to provide reliable services may materially and adversely affect our business and reputation.

We maintain arrangements with 16 third-party logistics providers, including multinational delivery companies and local couriers. We use our services to deliver our products to buyers and pick up goods from individual sellers. In addition, our Reebonz marketplaces, including both the B2C Merchant’s Marketplace and the C2C Individual Seller’s Marketplace, requires us to build and maintain a compelling platform, on which it provides fulfillment services to sellers and buyers. We rely heavily on the third-party couriers to provide pick-up and delivery services, which form an integral part of our fulfillment services.

Interruptions to, or failures of the delivery or collection services, could prevent the timely and successful pick-up and delivery of products. We may not be in a position to forestall or minimize the impact of these interruptions or failures, given that we are not in direct control of the third-party couriers. In addition, these interruptions or failures may be due to unforeseen events that are beyond our control or the control of the couriers, such as inclement weather, natural disasters or labor unrest.

We also encountered situations in the past where shipments were lost or stolen in transit and in certain cases we may choose not to utilize insurance coverage (such as where we believe paying the claim directly may be more beneficial than paying the deductible and electing to use insurance coverage) to cover losses or such losses may not be covered by insurance. Given the high monetary value of the luxury merchandise we handle, the reliability of third-party courier services and the quality of services they provide are crucial factors that merchants and individual sellers consider when determining whether to do business on our platform, and any mistake or interruption on the part of those couriers could severely dampen their confidence in our services and the Reebonz brand. Relatively small local couriers may be less reliable than long-established multinational delivery companies. For example, if our third-party couriers, especially those relatively small local couriers, fail to comply with applicable rules and regulations in their respective jurisdictions, our fulfillment services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide pick-up and delivery services in a timely and reliable manner, if at all. Delivery of our products could also be affected or interrupted by merger, acquisition, insolvency or shut-down of the delivery companies it engages, especially those local companies with relatively small business scales. If our products are not delivered in proper condition or on a timely basis, or if our fulfillment services are disrupted by service failure of the third-party couriers, our business and reputation could be materially and adversely affected.

Our delivery, return and warranty policies and those of luxury brand owners may adversely affect our results of operations.

We generally provide free three- to seven-business day shipping for luxury items we directly sells to buyers. We also have adopted buyer-friendly return policies that make it convenient for buyers to return the purchase and obtain a refund. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. Our return policy is even more generous for members of our loyalty programs, Reebonz Black and Reebonz Solitaire. In addition, luxury watches purchased from us come with a one-year warranty. These return, exchange and warranty policies could subject us to additional costs and expenses which may not be offset by increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is abused by a significant number of buyers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations. Some of the new and pre-owned luxury goods we sell may not be covered by the relevant manufacturer’s or brand owner’s original warranty, and such manufacturers or brand owners may refuse to provide replacement, repair, cleaning or other services for goods purchased on our platform. Although we intend to improve our disclosure of this risk to our buyers, we may be subject to consumer claims under applicable consumer protection or other laws and regulations in connection with limitations on manufacturer’s or brand owner’s warranties.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our security holders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our securities.

Until consummation of the Business Combination, we were not a publicly listed company and we had limited accounting personnel and other resources with which to address our internal controls and procedures. Effective internal control over financial reporting is necessary for it to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Effective internal controls can be particularly important to preparing consolidated financial results for the company since we operate in multiple markets with varying financial reporting rules and standards, such that it may have to make adjustments to our subsidiaries’ financial results as part of the consolidation process. If in subsequent years we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our securities.

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls are less developed in certain respects than those of similar companies that operate in fewer or more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.”

In connection with the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, we and KPMG LLP, independent registered public accounting firm, noted a material weakness in our internal control over financial reporting. The material weakness identified relates to the control environment and risk assessment: due to insufficient accounting resources important to the Company’s compliance with financial reporting requirements of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and the United States Securities and Exchange Commission (“SEC”), and inadequate oversight and assessment of risks by management that could significantly impact internal control over financial reporting, to ensure accountability for the design, implementation, and performance of controls, including general information technology controls. This material weakness could allow errors to go undetected and resulted in corrected and uncorrected audit misstatements. As a result of the identification of this material weakness, we plan to take measures to remedy this control deficiency. However, we can give no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate such material weakness or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our securities.

Our independent registered public accounting firm did not undertake an audit of the effectiveness of our internal controls over financial reporting. Our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 until our annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company,” which may be up to five full fiscal years following the first sale of common equity securities pursuant to an effective registration statement, which occurred on September 15, 2017. The process of assessing the effectiveness of our internal control over financial reporting may require the investment of substantial time and resources, including by members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years we are unable to assert that our internal control over financial reporting is effective, or if our auditors express an opinion that our internal control over financial reporting is ineffective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our securities. We will be implementing a number of measures to address the material weakness including: (i) hiring a number of financial reporting and internal control with IFRS and SEC financial reporting expertise, and (ii) conducting training for our personnel with respect to IFRS and SEC financial reporting requirements. We intend to remediate material weaknesses in our internal control over financial reporting by the end of 2020.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our ordinary shares may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our ordinary shares less attractive because Reebonz will rely on these exemptions. If some investors find Reebonz’s ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the first sale of common equity securities pursuant to an effective registration statement, which occurred on September 15, 2017, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which it has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We rely on online sale of luxury handbags for a major portion of our revenue.

Online sales of luxury handbags have historically accounted for a majority of our revenue. Substantially all of these handbags are designed for and marketed to women, which limits our demographic reach. Our business depends, to a certain extent, on the fashion trends and desirability of luxury handbags. We expect that sales of these products will continue to represent a significant portion of our revenue in the near future. We have increased our offerings to include other product categories, such as a wide array of luxury watches, small leather goods and shoes. We expect to continue to expand our product offerings to diversify our revenue sources in the future. However, our sales of these new products may not reach a level that would substantially reduce our dependence on the sales of handbags. Sales of luxury handbags accounted for more than 70% of our revenue in each of 2017 and 2018. Any event that results in a reduction in our sales of luxury handbags could materially and adversely affect our ability to maintain or increase our current level of revenue and maintain or improve our business prospects.

A substantial portion of our revenue is derived from luxury goods manufactured by three luxury conglomerates.

In 2017 and 2018, we derived an aggregate of 50% to 60% of our revenue from brands owned by three major luxury conglomerates. Each conglomerate consists of multiple brand owners, and these three conglomerates in aggregate account for more than forty brands. We source luxury goods made by these brand owners primarily from luxury wholesalers and authorized distributors in Europe. We do not have direct relationships with any of these brand owners and therefore do not have explicit permission from these conglomerates or their brand owners to resell their goods. Although none of these conglomerates have taken any action at the conglomerate or parent company level seeking to stop us from selling their products, certain of the individual brand owners within these conglomerates have issued letters alleging intellectual property infringement or asking us to stop selling their products. For example, in March 2013, November 2015, and March 2016 we received letters from a brand owner demanding that we cease selling its products. Although we believe these letters have not affected our ability to source these brands from luxury wholesalers and authorized distributors, if for any reason we were to experience reduced supply of luxury goods produced by the brand owners which are part of these three major conglomerates, or if any of such conglomerates or their brand owners were to take any action to prevent us from acquiring or selling their products, or if demand for the brands produced by these brand owners falls, our business, financial condition and results of operations would be materially and adversely affected.

Fluctuations in exchange rates between and among the Singapore dollar, the Australian dollar, the Euro, the Hong Kong dollar, the Malaysian ringgit, the Indonesian rupiah, the Korean won, the New Taiwan dollar, the Thai baht and the U.S. dollar, as well as other currencies in which we do business, may adversely affect our operating results.

We operate in various countries in the Asia Pacific region, including Singapore, Australia, Malaysia and Indonesia, among other countries. We make inventory purchases primarily in Euros and U.S. dollars, incurs employee compensation expenses and administrative expenses primarily in Singapore dollars, and incur certain other expenses in various other currencies. We derive a significant portion of our revenue from sales denominated in Singapore dollars as well as in various local currencies other than the Singapore dollar.

Recently, currency exchange rates in Asia Pacific and Southeast Asia in particular have experienced volatility, including as a result of volatility in the Chinese Renminbi. For example, the exchange rate for the Chinese Renminbi to the U.S. dollar as of December 31, 2018 was 6.878, and was 6.506 as of December 31, 2017. The Singapore dollar has generally weakened compared to the U.S. dollar in recent years, and in particular in 2015 and 2016. The exchange rate for the Singapore dollar to the U.S. dollar as of December 31, 2016 was 1.447, as of December 31, 2017 was 1.337, and as of December 31 2018 was 1.347.

Our margins may be affected and we may otherwise be affected by foreign exchange differences in connection with fluctuations in the value of currencies against the Singapore dollar and managing multiple currency exposures. For example, we must pay fees to convert proceeds in foreign currencies to Singapore dollars. In addition, foreign exchange controls may restrict us from repatriating income earned in certain foreign countries to Singapore. Any such delay in revenue repatriation may cause us to incur losses due to the volatility of these currencies compared to the Singapore dollar. Because we report our results in Singapore dollars, the difference in exchange rates in one period compared to another directly impacts period-to-period comparisons of our operating results. Because currency exchange rates have been especially volatile in the recent past, these currency fluctuations may make it difficult for us to predict our results.

Currently, we have not implemented any comprehensive strategy to mitigate risks related to the impact of fluctuations in currency exchange rates. Implementing hedging strategies can prove costly. Even if we were to implement hedging strategies, not every exposure is or can be hedged, and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate fluctuations in the value of currencies and other currency risks accurately could adversely affect our operating results.

As we expand our business internationally, we will face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder our growth.

We expect to continue to devote significant resources to international expansion in the Asia Pacific region through organic growth. Expanding our business internationally will require considerable management attention and resources and is subject to the particular challenges of operating a rapidly growing business in an environment of multiple languages, cultures, customs and legal and regulatory systems. Entering new international markets or expanding our operations in existing international markets will involve substantial cost, and our ability to gain market acceptance in any particular market is uncertain. There can be no assurance that we will be able to successfully grow our business internationally. For example, we may become subject to risks that it has not faced before or an increase in the risks that we currently face, including risks associated with:

●	localizing our operations and platform, and gaining customer acceptance;

●	recruiting and retaining talented and capable management and employees in various countries;

●	language barrier and cultural differences;

●	negotiating agreements that are economically beneficial to us and protective of our rights, such as contracting with various third parties for the localization of our services;

●	competition from home-grown businesses with significant local market share and a better understanding of consumer preferences;

●	protecting and enforcing our intellectual property rights;

●	the inability to extend proprietary rights in our brand, content or technology into new jurisdictions;

●	complying with applicable foreign laws and regulations, such as those relating to intellectual property, privacy, consumer protection, e-commerce, customs and anti-money laundering;

●	currency exchange rate fluctuations, and foreign exchange controls that might restrict or prevent us from repatriating income earned in foreign countries;

●	challenges in maintaining internal controls and managing accounting personnel in the countries where we operate;

●	protectionist laws and business practices that favor local businesses in some countries;

●	various forms of online fraud, such as credit card fraud;

●	foreign and local tax consequences;

●	political, economic and social instability; and

●	higher costs associated with doing business internationally.

Any failure to meet the challenges associated with international expansion could materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain a strong buyer base by offering luxury goods that attract new buyers and repeat purchases from existing buyers, or if we are unable to build and sustain an integrated ecosystem for luxury goods, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new buyers as well as new purchases from existing buyers. More importantly, our future growth also depends on our ability to leverage our platform and build an integrated ecosystem for luxury goods where customers are able to become both buyers and sellers. Ever-changing consumer preferences have affected and will continue to affect the online luxury goods market. We must stay abreast of emerging consumer preferences and anticipate upcoming trends. In addition, maintaining effective marketing is important for our business. We increasingly plan to use technology to enable our systems to make recommendations to buyers based on past purchases or on goods viewed but not purchased. Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our customers’ browsing and purchasing behavior, to provide accurate and reliable information. We believe that buyers choose to purchase authentic and quality luxury goods on our platform because we offer a wide selection of goods, and they may choose to shop elsewhere if we cannot match the range of goods or the prices offered by other websites or by physical stores. If buyers cannot find their desired luxury goods on our websites or through our mobile application, they may lose interest in us and visit us less frequently or stop visiting us altogether. Likewise, if our buyer base diminishes, fewer buyers could potentially be converted to sellers on our platform, hindering the growth of our Marketplace Business. It could also cause existing luxury goods sellers in our marketplace to perceive our platform as less valuable and leave our platform. In addition, potential merchants and individual sellers could be deterred from joining us. Sellers may also regard us as less valuable for various other reasons, such as the perceived ineffectiveness of our marketing efforts or the emergence of alternative platforms that charge lower commissions and fees. Any of the above scenarios in turn may materially and adversely affect our business, financial condition and results of operations.

If we are unable to conduct our marketing activities in a successful and cost-effective manner, our results of operations and financial condition may be materially and adversely affected.

We believe that consistent marketing communication supports our level of sales and brand identity as a trusted name for buying and selling luxury goods. As a result, we have incurred significant expenses on a variety of marketing and brand promotion campaigns, both broad-based and targeted, that are designed to enhance our brand recognition and increase sales. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred USD$7.6 million and USD$5.4 million of marketing expenses in 2017 and 2018, respectively. We expect that we could incur higher amounts of expenses in the foreseeable future, as our customer acquisition cost increases over time as a result of greater competition and market saturation. Marketing approaches and tools in the luxury goods market in the Asia Pacific region are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our existing marketing approaches, failure to introduce new marketing approaches in a successful and cost-effective manner, or failure of our innovative marketing initiatives, such as Reebonz Mobil (a truck that features a mobile luxury goods boutique), to bring about desired results could reduce our market share, cause our revenue to decline and negatively impact our profitability.

If our senior management is unable to work together effectively or efficiently, or if we lose their service, our business may be severely disrupted.

Our success depends heavily upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Samuel Lim, our Co-Founder and Chief Executive Officer, and other executive officers. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If one or more members of our senior management were unable or unwilling to serve in their current positions, we might not be able to locate an appropriate replacement, if at all, and our business, financial condition and results of operations may be materially and adversely affected. If any member of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff. Our senior management has entered into employment agreements with us, which contain confidentiality and non-competition provisions. There can be no assurance that any such non-competition provision will be enforceable in the Singapore courts. In addition, under these agreements, members of our senior management team can resign by giving us prior notice or through forfeiture of compensation during the notice period in lieu of giving prior notice. We currently do not maintain any insurance coverage for loss of key management personnel. If any dispute arises between our senior management and us, especially one that results in any resignation, we may suffer negative publicity and erosion of investor confidence, and we may have to incur substantial costs and expenses in order to enforce such agreements, or we may be unable to enforce them at all.

We depend on talented, experienced and committed personnel to grow and operate our business, and if we are unable to recruit, train, motivate and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

A fundamental driver of our continued success is our ability to recruit, train and retain qualified personnel with deep experience in the luxury retail industry, particularly in areas of technology, authentication, marketing and operations. For example, we face difficulty recruiting experienced technology personnel, whose responsibility is to design and maintain user-friendly websites and mobile applications.

Our senior management and mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment services, customer service centers and other back office functions also depends on the knowledge and diligence of our management and employees. Since the online luxury retail industry is characterized by high demand and intense competition for talent, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. We plan to hire additional employees both in our technology department, in order to enhance user experience for all our online touch points, and in our finance department. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply and this requires us to be more creative and pro-active in our talent sourcing rather than only depending on traditional recruitment channels. Failure to obtain experienced and dedicated employees may lead to underperformance of these functions and cause disruption to our business. Labor costs in the countries in which we operate have increased with the economic development in the Asia Pacific region. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth in a timely fashion, if at all, and rapid expansion may impair our ability to maintain a dynamic corporate culture. Furthermore, additional employees that we plan to hire may be located at our offices and facilities outside Singapore. As a result, we may have less control over these employees, and we may experience increased difficulty in integrating them into our corporate culture.

We depend on our Reebonz ateliers, our in-house team of trained experts, to ensure the authenticity of the luxury goods we carry on our platform. If Reebonz ateliers fail to identify counterfeit goods or we are unable to recruit and train qualified professionals for the atelier team, our business may be materially and adversely affected.

We believe that an important measure to maintain buyer confidence in the Reebonz brand is to provide buyers with the assurance that the items they purchase are authentic. Reebonz ateliers, which consist of our in-house team of appraisers, trained gemologists and watch technicians, authenticate all pre-owned luxury goods sold by us or through our C2C Individual Seller’s Marketplace. Each pre-owned item sold through our B2C Merchandise Business and our C2C Individual Seller’s Marketplace is authenticated, appraised, valued and graded by an atelier. Our ateliers also support other areas of our business by, for example, providing authentication services to sellers and buyers using our B2C Merchant’s Marketplace in the event of a dispute.

There can be no assurance that Reebonz ateliers will identify all counterfeit goods and not certify such goods as genuine. Any failure by Reebonz ateliers to identify counterfeit goods could significantly harm our reputation and could result in brand owners making legal claims for infringement of trademark, copyright or other intellectual property rights, which in turn could materially and adversely affect our results of operations and prospects. In the event counterfeit goods are sold in our marketplaces, the authentication services we provide may also expose us to a heightened risk of contributory liability compared to other online marketplace operators that do not offer such services. In addition, our atelier team authenticates products sold through our C2C Individual Seller’s Marketplace, consisting of Reebonz Closets and our White Glove Service, which could lead to a backlog if we are unable to increase the size and efficiency of our atelier team as our C2C Individual Seller’s Marketplace grows. In our B2C Merchant’s Marketplace, we do not, except in certain circumstances, authenticate products sold by merchants to buyers, which increases the possibility that counterfeit products could be sold through our platform.

Our team of ateliers currently consists of 11 professionals located across our collection spokes. As our business grows, we may need to retain additional ateliers, and we could experience a backlog if we are unable to increase the size and efficiency of our atelier team as our C2C Individual Seller’s Marketplace grows. The market competition for experienced luxury goods authentication professionals is intense, and there is no assurance that we will be able to hire and retain a sufficient number of professionals with the required experience on acceptable terms or that our training programs for new ateliers will be effective. Furthermore, counterfeiters and the products they produce are increasingly sophisticated, such that there can be no assurance that our ateliers will be able to consistently differentiate between authentic and counterfeit goods. If we are unable to grow our team of ateliers at the rate, and with the degree of sophistication, that we expect to require as our business grows, our authentication capabilities could be impacted, which could result in counterfeit or defective products being sold on our platform. Any of the foregoing could have a material and adverse effect on our business, results of operations and prospects.

Customer behavior on mobile devices is rapidly evolving, and if we fail to successfully adapt to these changes, our competitiveness and market position may suffer.

In line with the significant growth in smartphone usage and the global shift in online activity towards mobile devices, a significant portion of our sales are made through mobile devices. In addition, our Reebonz Closets, which we launched in February 2015, is significantly dependent on our mobile application for a number of its functions, including uploading items for sale and interaction among customers. Use of mobile devices and platforms is relatively new and developing rapidly, and we may not be able to continue to increase the level of mobile access to, and engagement on, our business. The variety of technical and other configurations across different mobile devices and platforms increases the challenges associated with this environment. our ability to successfully expand the use of mobile devices to access our platform is affected by the following factors:

●	our ability to continue to provide a compelling e-commerce and mobile commerce platform and tools in a multi-device environment;

●	our ability to successfully deploy and update our application on popular mobile operating systems that we does not control, such as iOS and Android;

●	its ability to adapt to the device standards used by third-party manufacturers and distributors; and

●	the attractiveness of alternative platforms.

If we are unable to attract significant numbers of new mobile buyers and increase levels of mobile engagement, our ability to maintain or grow our business would be materially and adversely affected.

The proper functioning of our information technology platform is essential to our business. Any failure to maintain the satisfactory performance of our website, mobile application and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain buyers and sellers of luxury goods and provide superior customer service. Substantially, all of our sales of products are made online through our websites and mobile application, and the fulfillment services we provide to merchants and individual sellers is related to sales of their products through our website and mobile applications. Any system interruptions caused by telecommunications failures, computer viruses, software errors, third party services, cloud computing providers, cyberattack or other attempts to harm our systems that result in the unavailability or slowdown of our websites or mobile application or reduced orders and fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our website. Our cloud servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, websites or mobile application slowdown or shutdown, delays or errors in transaction processing, loss of valuable data or the inability to accept and fulfill orders. In December 2014, we were the victim of a distributed denial of service (DDOS) attack, which overloaded our servers and resulted in approximately three hours of downtime. While we have implemented security measures for DDOS prevention and full-time security monitoring, there can be no assurance that our websites will not be victimized by such attacks in the future. Security breaches, computer viruses, software errors and cyberattacks have become more prevalent in our industry. Because of our brand recognition in the online luxury retail industry in our Core Asia Pacific Market, we believe it is a particularly attractive target for such attacks. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our information technology systems from any third-party intrusions, viruses or cyberattacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue. Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades, improvement strategies or updates by our third party technology service providers. In particular, our systems may experience windows of down time during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely and reliable basis, if at all. In October 2012, a system administrator erroneously made a configuration change at the database level, which resulted in approximately 25 hours of downtime for our websites. While we have implemented standard operating procedures to prevent such incidents, there can be no assurance that human error will not result in website downtime or any other technological problems in the future. In addition, we experience surges in online traffic associated with promotional activities and holiday seasons, which could strain our technology platform. During a certain sales event in 2011, our server was unable to handle the volume of traffic to our websites and we experienced three days of downtime as our websites were moved to a dedicated hosting site. While we have implemented procedures to add server capacity prior to such events, there can be no assurance that our servers will not be overloaded in the future due to the popularity of sales events or for any other reason. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

The costs of fulfillment services that we incur may increase, and we may not be able to pass the increased costs on to our buyers and sellers.

We provide fulfillment services both in our B2C Merchandise business and in our Marketplace Business. We incur significant costs in providing fulfillment services, such as logistics center labor costs and third-party courier costs. We cannot assure you that these costs will stay at the current level in the future, and if they increase, we may not be able to pass the increased costs on to our buyers and sellers. For example, shipping costs are currently borne by the buyer in our Reebonz Closets and B2C Merchant’s Marketplace, and if one or more of our third-party couriers decide to charge it increased shipping fees, we may decide to absorb the increased cost ourselves in order to stay competitive and retain customers. This may have a material and adverse effect on our business, financial condition and results of operations.

Uncertainties relating to the growth and profitability of the online luxury goods industry in the Asia Pacific region could adversely affect our revenues and business prospects.

We generate substantially all of our revenues from online sales of new and pre-owned luxury goods. While the online retail business has existed in the Asia Pacific region since the 1990s and has flourished in recent years, the long-term viability and prospects of various online B2C and C2C luxury retail business models in the Asia Pacific region remain relatively untested. Reebonz’s future results of operations will depend on numerous factors affecting the development of the online luxury retail industry in the Asia Pacific region, which may be beyond our control. These factors include:

●	the growth of internet, broadband and mobile penetration and usage in the Asia Pacific region, and the rate of such growth;

●	the trust and confidence of online luxury retail consumers in the Asia Pacific region, as well as changes in customer demographics and consumer tastes and preferences;

●	the selection, price and popularity of luxury goods that we and our competitors offer online and offline;

●	whether alternative retail channels or business models that better address the needs of existing and potential luxury buyers emerge in the Asia Pacific region;

●	the development of fulfillment, payment and other ancillary services associated with online purchases;

●	government policies that affect the luxury goods industry, such as tax policies in connection with online sales, luxury goods, or both; and

●	governmental actions that affect the luxury goods industry, such as the introduction or relaxation of anti-corruption campaigns (similar to the ongoing anti-corruption campaign in China), which could be implemented by countries in which we operate.

A decline in the popularity of online shopping in general, or any failure by us to adapt our websites and improve the online customer experience in response to trends and consumer requirements, may adversely affect our revenue and business prospects.

The accessories, footwear and apparel industries are heavily influenced by general macroeconomic cycles that affect consumer spending and a prolonged period of depressed consumer spending could have a material adverse effect on our business, results of operations and financial condition.

The accessories, footwear and apparel industries have historically been subject to cyclical variations, recessions in the general economy and uncertainties regarding future economic prospects that can affect consumer spending habits. Purchases of discretionary luxury items, such as our products, tend to decline during recessionary periods when disposable income is lower. The success of our operations depends on a number of factors impacting discretionary consumer spending, including general economic conditions, consumer confidence, wages and unemployment, housing prices, consumer debt, interest and tax rates, fuel and energy costs, taxation and political conditions. A worsening of the economy may negatively affect consumer and wholesale purchases of our products and could have a material adverse effect on our business, results of operations and financial condition.

Any deficiencies in the internet infrastructure of any particular country in which we operate or any disruption in our arrangements with third-party providers of communications and storage capacity could impair our ability to sell products over our website and mobile applications, which could cause us to lose customers and harm our operating results.

The majority of our sales of products are made online through our websites and mobile application, and the fulfillment services we provide to merchants and individual sellers are related to sales of their products through our websites and mobile application. Our business depends on the performance and reliability of the internet infrastructure in the Asia Pacific countries in which we operate. The availability of our websites depends on telecommunications carriers and other third-party providers of communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. For example, on July 8, 2015 our website in Hong Kong experienced an outage which lasted approximately two hours, due to communication breakdown between its telecommunications provider and our internet service provider. Service interruptions prevent our buyers and sellers from accessing our websites and mobile application, and frequent interruptions could frustrate them and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

If we fail to adopt new technologies or adapt our websites, mobile application and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our websites and mobile application. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on its ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely manner. The development of websites, mobile applications and other proprietary technology entails significant technical and business risks. We cannot assure you that we will be able to use new technologies effectively or adapt our websites, mobile application, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business prospects, financial condition and results of operations may be materially and adversely affected.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

We have seen an increase in the use of mobile devices by buyers to place orders and by sellers to showcase their products (through, for example, our Reebonz Closets), and we expect this trend to continue. To optimize the mobile shopping experience, we guide our customers to download our mobile application to their devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile application into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, if our applications receive unfavorable treatment compared to competing applications on the download stores, or if we face increased costs to distribute or have customers use our mobile application. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our websites or application on their mobile devices, or if our customers choose not to access or to use our websites or application on their mobile devices or to use mobile products that do not offer access to our websites or application, our customer growth could be harmed and our business, financial condition and operating results may be adversely affected.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including major credit card networks, bank transfers and payment gateways such as Adyen, Alipay and PayPal. For certain payment methods, including credit cards, we pay transaction fees, which may increase over time and increase our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer. We also rely on third parties to provide payment processing services. If these service providers fail to provide adequate services or if our relationships with them were to terminate, we and our third party merchants’ ability to accept payments could be adversely affected, and our business could be harmed. One of our payment service providers has experienced a network failure in the past, and we cannot assure you that similar incidents will not occur in the future. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our results of operations are subject to seasonal fluctuations.

We experience seasonality in our business, reflecting a combination of traditional retail seasonality patterns and new patterns associated with online luxury retail in particular. Our sales have historically been higher during festive periods, especially the December holiday season, as our business tends to benefit from consumers’ increased leisure time and discretionary spending (as a result of, for example, year-end bonuses). Our sales during the fourth quarter tend to be higher than the other quarters. In addition, certain luxury brand owners and their authorized distributors tend to reduce the retail prices of their luxury goods during end-of-season sales events, and we may be forced to reduce our prices of these goods in order to remain competitive. As a result, our profit margin during such periods may be impacted. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of the ordinary shares may fluctuate from time to time due to seasonality.

Future strategic alliances, joint ventures, investments or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We have in the past and may in the future enter into strategic alliances or joint ventures with various third parties from time to time to further our business purposes. Strategic alliances or joint ventures with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty, and an increase in expenses incurred in establishing new strategic alliances or joint ventures, any of which may materially and adversely affect our business. We may have little ability to control or monitor our partners’ actions. To the extent our partners suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, if we are presented with appropriate opportunities, we may invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. Future investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. we may also incur significant expenses in obtaining necessary approvals from relevant government authorities. Acquired assets or businesses may not generate the financial results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material and adverse effect on our business, financial condition and results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, if at all.

We may, from time to time, require additional cash resources. For example, we use trust receipt loans to fund a portion of our ongoing liquidity requirements. See “Operating and Financial Review and Prospects.” In the future, to fund our liquidity requirements, acquisitions, marketing efforts or other corporate actions, we may seek to obtain additional credit facilities or offer additional equity or debt securities for sale. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing, if required, will be available in amounts or on terms acceptable to us, if at all, in the future. Any non-compliance with the terms of our financing agreements in the future could trigger the acceleration of other indebtedness and could make it more difficult and costly to obtain additional financing.

Our major shareholders will have the ability to significantly influence the outcome of shareholder actions.

Our Co-Founder and Chief Executive Officer, Mr. Samuel Lim, beneficially owns approximately 20.5% of our ordinary shares and voting power. Furthermore, several of our shareholders are entities affiliated with the Singapore Government, namely Vertex Asia Growth Ltd., Vertex Asia Investments Pte. Ltd, MediaCorp Pte. Ltd. and SGInnovate, collectively beneficially own approximately 27.6% of our ordinary shares. Their voting power gives those shareholders the ability to significantly influence actions that require shareholder approval under the laws of the Cayman Islands, the Articles of Association or NASDAQ requirements, including the election of our board of directors, significant mergers and acquisitions and other business combinations, amendments to the Articles of Association, and amendments to our equity incentive plans.

Such concentration of voting control may cause transactions to occur that might not be beneficial to you, and may prevent transactions that would be beneficial to you. For example, such significant shareholders may prevent a transaction involving a change of control of the company, including transactions in which you might otherwise receive a premium for your securities over the then current market price. In addition, our major shareholders are not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your securities.

We own less than 100% of the shares in certain of our subsidiaries.

We operate our businesses in Korea and Thailand through subsidiaries that are not wholly owned by us. We own, directly or indirectly, 58.4% of Reebonz Korea Co., Ltd. and a legal interest of 49% in Reebonz (Thailand) Limited. Pursuant to a shareholders agreement, we are entitled to appoint the majority of the directors of Reebonz Korea Co., Ltd. Revenues from Korea accounted for 24.7% of our revenue in 2018 (FY 2017 :19.6%). The remaining 51% interest in Reebonz (Thailand) Limited is legally owned by local Thai shareholders who we have entered into loan agreements with and who have assigned their power to direct relevant activities and the right to variable returns to us. Revenues from Thailand accounted for 1.4% of our revenue in 2018 (FY2017: 1.2%). However, to the extent there are disagreements between us and the other holders of equity interests in our subsidiaries regarding the business and operations of these companies, we cannot assure you that we will be able to resolve them in a manner that will be in our best interests. Our partners in our subsidiaries may be unable or unwilling to fulfill our obligations, whether of a financial nature or otherwise; have economic or business interests or goals that are inconsistent with us; take actions contrary to our instructions or requests, or contrary to our policies and objectives; take actions that are not acceptable to regulatory authorities; or experience financial difficulties. Furthermore, there are restrictions on foreign ownership in Thai companies and it is possible that regulatory authorities may challenge our ownership structure for Reebonz (Thailand) Limited and may deem such structure as non-compliant with applicable law. Any dispute or regulatory action that results in our inability to control these entities could result in us having to de-consolidate these entities in our results of operations. Any of the foregoing could have an adverse effect on our business, prospects, financial condition and results of operations. In addition, we may operate our business in other countries using similar arrangements in the future, which could impact our business and expose us to additional risks.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Although we are not aware of any copycat websites that attempt to cause confusion or divert traffic from us at the moment, we may become an attractive target to such schemes in the future because of our brand recognition in the online luxury retail industry in the Asia Pacific region. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain, or continue to obtain, licenses and technologies from these third parties at all or on reasonable terms. It may be difficult to register, maintain and enforce intellectual property rights in the jurisdictions in which we have operations. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material and adverse effect on our business, financial condition and results of operations.

We do not have, and may be unable to obtain, sufficient insurance to insure against certain business risks. As a result, we may be exposed to significant costs and business disruption.

The insurance industry in certain jurisdictions where we operate is not yet fully developed, and many forms of insurance protection common in more developed countries are not available on comparable or commercially acceptable terms, if at all. We do not currently maintain insurance coverage for business interruption, product liability, or loss of key management personnel. We do not hold insurance policies to cover for any losses resulting from counterparty and credit risks and fraudulent transactions, nor for losses from cyberattacks, software failures and data loss. Our lack of insurance coverage or reserves with respect to business-related risks may expose us to substantial losses. As to those risks for which we have insurance coverage, the insurance payouts we are entitled to in case of an insured event are subject to deductibles and other customary conditions and limitations. For instance, we store a large volume of luxury goods in our seven logistics centers throughout the Asia Pacific region, and cannot rule out the possibility that natural disasters, fire or theft would destroy valuable inventory in one or more logistics centers, in which case the damages we suffer may exceed the insurance payouts to which we would be entitled. This, and various other scenarios, if materialized, could materially and adversely affect our business, financial condition and results of operations.

We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, negative comments on social media and the public dissemination of malicious assessments of our business that could harm our reputation and cause us to lose market share, customers and revenues and adversely affect the price of our ordinary shares

In the future we may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or verification and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. Given that the comments and posts on social media also tend to spread broadly and quickly, the harm may be immediate without affording us an opportunity for redress or correction. our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and revenues and adversely affect the price of our securities.

Any natural or other disasters, including outbreaks of health epidemics, and other extraordinary events could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, typhoons, floods, environmental accidents, power loss, communication failures and similar events. If any natural disaster or other extraordinary events were to occur in the area where we operate, our ability to operate our business could be seriously impaired. Our business could be materially and adversely affected by any outbreak of H7N9 bird flu, H1N1 swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, Ebola virus disease, Middle East respiratory syndrome, or MERS, or another epidemic. Any prolonged occurrence of these adverse public health developments in the Asia Pacific region could severely disrupt our business operations and adversely affect our results of operations. Our operations could also be severely disrupted if our suppliers, buyers and sellers, or business partners are affected by such natural disasters or health epidemics.

We may be (or become) classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject United States investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) held during such year produce or are held for the production of passive income (the “asset test”). No determination has been made as to whether we were a PFIC for a prior taxable period. It is possible that we may become a PFIC for the current taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current taxable year or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — Material United States Federal Income Tax Considerations to U.S. Holders”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on the shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. For more information see “Taxation — Material United States Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company Considerations.”

The IRS may not agree with the conclusion that we should not be treated as a U.S. corporation for U.S. federal income tax purposes.

For U.S. federal income tax purposes, a corporation generally is considered a U.S. corporation if it is created or organized in the United States or under the law of the United States or of any state thereof or the District of Columbia. Entities treated as U.S. corporations are generally subject to U.S. federal income tax on their worldwide income, and U.S. reporting and withholding tax rules may apply to dividends that they pay. Because we were formed and organized under the law of the Cayman Islands, we would ordinarily not be treated for U.S. federal income tax purposes as a U.S. corporation. Section 7874 of the Internal Revenue Code of 1986, as amended (“Code”), however, contains special rules that could result in a non-U.S. corporation being taxed as a U.S. corporation for U.S. federal income tax purposes where the corporation, directly or indirectly, re-domiciles from the U.S. to another country.

Section 7874 of the Code is generally implicated when a non-U.S. corporation acquires all of the stock of a U.S. corporation. If, immediately after such an acquisition, former shareholders of the U.S. corporation are considered to hold, for purposes of Section 7874 of the Code, 80% or more (by vote or value) of the stock of the acquiring non-U.S. corporation, and certain other circumstances exist, the acquiring non-U.S. corporation will be treated as a U.S. corporation for U.S. federal income tax purposes.

The determination of the percentage of stock of the acquiring non-U.S. corporation treated as held by former shareholders of the U.S. corporation for purposes of Section 7874 of the Code, or the “Section 7874 ownership percentage,” is subject to various adjustments and exceptions, and when they apply, generally operate to increase the Section 7874 ownership percentage (and the likelihood that the acquiring non-U.S. corporation will be treated as a U.S. corporation for U.S. federal income tax purposes).

In the Business Combination, we acquired DOTA, a U.S. corporation, and Reebonz, a non-U.S. corporation, pursuant to which the shareholders of DOTA received less than 50% of our shares. We believe that the Business Combination does not implicate Section 7874 of the Code. Accordingly, we expect that we will not be treated as a U.S. corporation for U.S. federal income tax purposes.

Notwithstanding the foregoing, the determination of the Section 7874 percentage and the application of the various exceptions are complex and subject to factual and legal uncertainties. Moreover, changes to Section 7874 of the Code or the Regulations promulgated thereunder (or other relevant provisions of U.S. federal income tax law), which could be given prospective or retroactive effect, could adversely affect the analysis under Section 7874 of the Code with respect to our status as a non-U.S. corporation for U.S. federal income tax purposes. As a result, there can be no assurance that the IRS will agree with the position that we should not be treated as a U.S. corporation for U.S. federal income tax purposes.

The discussion in “Taxation” assumes that we will not be treated as a U.S. corporation for U.S. federal income tax purposes.

We could face uncertain tax liabilities in various jurisdictions where it operates, and suffer adverse financial consequences as a result.

We believe we are in compliance with all applicable tax laws in the various jurisdictions where we are subject to tax, but our tax liabilities, including any arising from restructuring transactions, could be uncertain, and we could suffer adverse tax and other financial consequences if tax authorities do not agree with our interpretation of the applicable tax laws. Although we are domiciled in Singapore, we and our subsidiaries collectively operate in multiple tax jurisdictions and pay income taxes according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws in any given jurisdiction and changes in geographical allocation of income. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available. We believe that we are filing tax returns and paying taxes in each jurisdiction where we are required to do so under the laws of such jurisdiction. However, it is possible that the relevant tax authorities in the jurisdictions where we do not file returns may assert that we are required to file tax returns and pay taxes in such jurisdictions. There can be no assurance that our subsidiaries will not be taxed in multiple jurisdictions in the future, and any such taxation in multiple jurisdictions could adversely affect our business, financial condition and results of operations. In addition, we may, from time to time, be subject to inquiries from tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income and withholding tax returns. We cannot be certain that the tax authorities will agree with our interpretations of the applicable tax laws, or that the tax authorities will resolve any inquiries in our favor. To the extent the relevant tax authorities do not agree with our interpretation, we may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect our results of operations or financial condition. We may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but we cannot be sure we will prevail. If we do not prevail, we may have to make significant payments or otherwise record charges (or reduce tax assets) that could adversely affect our results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us that may adversely affect our business, financial condition and results of operations.

We are subject to extensive government regulation in the countries where we operate, including regulations with respect to e-commerce, intellectual property rights, consumer protection and fair trade.

We are subject to extensive government regulation in the countries where we operate that cover many aspects of our sales practice. In particular, we are subject to laws relating to e-commerce, intellectual property rights, consumer protection and fair trade in jurisdictions such as Singapore, Australia, Hong Kong, South Korea and Taiwan. We may be subject to regulatory investigations by governmental agencies and may be subject to fines or sanctions by those governmental agencies or other claims from third parties in the event of non-compliance with relevant statutory or regulatory requirements. Any such claims or sanctions, including the costs of settling claims and operational impacts, could materially and adversely affect our business and results of operations. Our business may also be materially and adversely affected by changes in laws or regulations that may be introduced concerning various aspects of our sale practices, including in relation to online content, e-commerce, foreign ownership of internet or retail companies operating in a particular jurisdiction, liability for third-party activities and user privacy.

Our business and results of operations are also affected by taxation legislation and other fiscal policies adopted by the governments in the countries where we operate. For example, the sales of stock, financing and administration or management service arrangements between us and our Australian subsidiary must be consistent with the relevant provisions of Australian taxation laws relating to transfer pricing. Future changes in taxation laws or changes in the way in which taxation laws may be interpreted may adversely affect our business, financial position and results of operations.

Our only significant asset is our ownership of Reebonz and affiliates and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our ordinary shares or satisfy other financial obligations.

We are a holding company and do not directly own any operating assets other than our ownership of interests in Reebonz. We depend on Reebonz for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends. The earnings from, or other available assets of, Reebonz may not be sufficient to make distributions or pay dividends, pay expenses or satisfy our other financial obligations.

Fluctuations in operating results, quarter to quarter earnings and other factors, including incidents involving our customers and negative media coverage, may result in significant decreases in the price of our securities.

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our ordinary shares and, as a result, there may be significant volatility in the market price of our ordinary shares. If we are unable to operate profitably as investors expect, the market price of our ordinary shares will likely decline when it becomes apparent that the market expectations may not be realized. In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our ordinary shares and increase fluctuations in our quarterly earnings. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, the possible effects of war, terrorist and other hostilities, adverse weather conditions, changes in general conditions in the economy or the financial markets or other developments affecting the luxury goods retail industry.

We will incur higher costs as a result of being a public company.

We will incur significant legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements. We will incur higher costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and related rules implemented by the SEC and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. These laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

The earnout provisions of our Business Combination Agreement and the Management Performance Plan may affect management decisions and incentives.

Under the Business Combination Agreement and the Management Performance Plan, the Sellers thereunder and our management will receive up to an additional 312,500 ordinary shares upon achieving certain consolidated revenue targets and share price targets for the calendar years 2019 and 2020 (with a share price lookback in each subsequent year). As a result, our management may focus on increasing consolidated revenue for us and our subsidiaries for such years rather than on the net income during such period, and may be incentivized to incur additional expenses to increase revenues without increasing net income during such periods. Additionally, the share price target can be achieved at any time during the applicable year, and the share price targets could be achieved early in the year and the revenues targets could be achieved, but the share price could fall later in the applicable year and the earnout shares would still be required to be delivered.

We do not anticipate paying any cash dividends in the foreseeable future.

We intend to retain future earnings, if any, for use in the business or for other corporate purposes and do not anticipate that cash dividends with respect to our ordinary shares will be paid in the foreseeable future. Any decision as to the future payment of dividends will depend on our results of operations, financial position and such other factors as our board of directors, in its discretion, deems relevant. As a result, capital appreciation, if any, of our ordinary shares will be a shareholder’s sole source of gain for the foreseeable future.

A market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

The price of our securities may vary significantly due to general market or economic conditions. Furthermore, an active trading market for our ordinary shares may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

The price of our ordinary shares may be volatile.

The price of our ordinary shares may fluctuate due to a variety of factors, including:

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in industry;

●	mergers and strategic alliances in the e-commerce and luxury retail industries;

●	market prices and conditions in the e-commerce and luxury retail markets;

●	changes in government regulation;

●	potential or actual military conflicts or acts of terrorism;

●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;

●	announcements concerning us or our competitors; and

●	the general state of the securities markets.

These market and industry factors may materially reduce the market price of our ordinary shares, regardless of our operating performance.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common shares.

We currently expect that securities research analysts will establish and publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage, if no analysts commence coverage of us, the trading price and volume for our common shares could be adversely affected.

We may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Holdco’s ordinary shares.

We may issue additional ordinary shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

Our issuance of additional ordinary shares or other equity securities of equal or senior rank would have the following effects:

●	our existing shareholders’ proportionate ownership interest in us will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding common share may be diminished; and

●	the market price of our common shares may decline.

We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Your rights as a shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws from the United States and may provide significantly less protection to investors. In addition, some U.S. states, such as Delaware, have different bodies of corporate law than the Cayman Islands.

We have been advised by our Cayman Islands legal counsel, Dentons, that the courts of the Cayman Islands are unlikely (i) to recognise or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognise and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. Holdco understands that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in Singapore and because a majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct a majority of our operations through our subsidiary, Reebonz Limited, in Singapore. All of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in Singapore in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Singapore could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholders of Cayman Islands exempted companies such as us have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under Cayman Islands law to determine whether or not, and under what conditions, our corporate records could be inspected by our shareholders, but are not obliged to make them available to our shareholders. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

There can be no assurance that our securities, including our ordinary shares, will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our ordinary shares are traded on NASDAQ under the symbol “RBZ.” On December 20, 2018, we received a notice from the Staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the Staff’s determination, the Company has not evidenced compliance with the initial listing standards that require stockholders’ equity of at least $4 million under Listing Rule 5505(b). Additionally, the Company has not demonstrated that the ordinary shares have at least 300 Round Lot Holders as required by Listing Rule 5505(a)(3), and that the warrant has at least 400 Round Lot Holders as required by Listing Rule 5515(a)(4). In addition, for initial listing of a warrant, Listing Rule 5515(a)(2) requires that the underlying security be listed on Nasdaq. On February 25, 2019, the Nasdaq Hearing Panel determined to grant our request for continued listing subject to us meeting the Nasdaq’s listing requirements for common equity. The Panel determined to delist our warrants, effective at the open of trading on February 27, 2019. In the interim, the Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the trading symbol “RBZ”. The warrants trade on the over-the-counter market under the symbol “RBZW.”

As part of the compliance plan that we proposed to the Nasdaq Hearing Panel, by March 31, 2019, we are required to meet the listing requirements of the Total Assets/Total Revenue Standard of the Nasdaq Global Market, which requires us to have $75 million of total assets and total revenue, at least 1.1 million publicly held shares, a public float of at least $20 million, a minimum bid price of $4 per share, and 400 round lot shareholders. The filing of this Annual Report on Form 20-F will demonstrate that we have achieved $75 million of total asset and revenue as of the year ending December 31, 2018. We are planning to conduct a public offering of our securities in order to meet the listing requirements of a public float of at least $20 million and 400 round lot shareholders. While we do not expect to consummate a public offering prior to March 31, 2019, we intend to complete a public offering in April 2019. We intend to seek an extension from the Nasdaq Hearing Panel to extend the deadline to meet the above listing requirement.

We cannot assure you that we will be able to meet Nasdaq’s continued listing requirement or maintain other listing standards. If our ordinary shares are delisted by Nasdaq, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then we could face significant material adverse consequences, including:

●	less liquid trading market for our securities;

●	more limited market quotations for our securities;

●	determination that our ordinary shares and/or warrants are a “penny stock” that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	more limited research coverage by stock analysts;

●	loss of reputation; and

●	more difficult and more expensive equity financings in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our ordinary shares remain listed on NASDAQ, our ordinary shares will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our securities were no longer listed on Nasdaq and therefore not “covered securities”, we would be subject to regulation in each state in which we offer our securities.

Provisions in our amended and restated memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our securities and could entrench management.

Our amended and restated memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that our shareholders may consider to be in their best interests. Among other provisions, the staggered board of directors may make it more difficult for our shareholders to remove incumbent management and accordingly discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. Other anti-takeover provisions in our amended and restated memorandum and articles of association include the ability of our board of directors to issue preferred shares with preferences and voting rights determined by the board without shareholder approval, the indemnification of our officers and directors, the requirement that directors may only be removed from our board of directors for cause and the requirement for the affirmative vote of holders of at least two-thirds of the voting power to amend provisions therein that affect shareholder rights. These provisions could also make it difficult for our shareholders to take certain actions and limit the price investors might be willing to pay for our securities.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

We are considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We are not required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Accordingly, you may receive less or different information about us than you currently receive about us.

In addition, as a “foreign private issuer” whose ordinary shares are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements. A foreign private issuer must disclose in its Annual Reports filed with the Securities and Exchange Commission, or the SEC, each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice. We currently intend to follow the corporate governance requirements of NASDAQ. However, we cannot make any assurances that we will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available NASDAQ exemptions that would allow us to follow our home country practice. Unlike the requirements of the NASDAQ, the corporate governance practice and requirements in the Cayman Islands do not require us to have a majority of our board of directors to be independent; do not require us to establish a nominations committee; and do not require us to hold regular executive sessions where only independent directors shall be present. Such Cayman Islands home country practices may afford less protection to holders of our Ordinary Shares.

We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Risks Related to Doing Business in Countries in Which We Operate

Developments in the social, political, regulatory and economic environment in Singapore, or other countries where we operate, may have a material and adverse impact on it.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which it operates. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, we derive a substantial portion of our revenue from the Singapore market, and negative developments in Singapore’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries where we operate appears to be positive, there can be no assurance that this will continue to prevail in the future.

Disruptions in the international trading environment may seriously decrease our international sales.

The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, macro-economic regulating measures, tax laws, import and export duties, transportation difficulties, fluctuation of local currency and foreign exchange controls of the countries in which we sell our products, as well as the political and economic relationships among the jurisdictions where we source products and jurisdictions where our customers are located. As a result, our services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. For example, certain countries in which we sell our products may require that our customers or freight forwarders obtain import licenses, and there can be no assurance that, where required, our customers or freight forwarders will be aware of or obtain such licenses. If licenses are not obtained by our customers or freight forwarders, this may subject our sales transactions to greater scrutiny and could result in more stringent regulations being applied to it in the future. It may also subject us to additional costs and expenses in the event it experiences returns and may cause us to lose existing customers or discontinue or re-design some of our fulfilment processes in some or all of our business lines in certain countries, all of which may materially and adversely affect our results of operations.

Any disruptions in the international trading environment may affect the demand for our products, which could impact our business, financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

We are incorporated under the laws of the Cayman Islands as an exempted company on July 27, 2018 with operations primarily in Singapore. Our wholly owned subsidiary, Reebonz, was incorporated as a private company in March 2009 in Singapore and subsequently became became our wholly owned subsidiary upon the consummation of the Business Combination. The mailing address of the Company’s registered office is c/o Dentons Cayman, 3rd Floor, One Capital Place Shedden Road Grand Cayman, Cayman Islands. Our principal executive office is located at 5 Tampines North Drive 5, #07-00, Singapore 528548 and its telephone number is (+65) 6499 9469. Our principal website address is www.reebonz.com. We do not incorporate the information contained on, or accessible through, our websites into this Annual Report, and you should not consider it a part of this Annual Report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19715.

Founded by Samuel Lim, Daniel Lim, and Benjamin Han, we commenced operations with the launch of our Singapore website in March 2009 and we believe we are a leading player in the online luxury market in our markets of Southeast Asia and Core Asia Pacific Market, based on GMV. We make luxury accessible to consumers through our internet platform, which includes localized versions of our website, www.reebonz.com, and our Reebonz mobile app, complemented by our offline channels. Through our core B2C Merchandise Business, we curate and sell authentic new and pre-owned luxury goods, including handbags, small leather goods and other accessories, shoes, watches, and jewelry from the world’s leading luxury brands. We also provide a marketplace for individuals to sell new and preowned luxury goods.

On December 19, 2018, the Company consummated the Business Combination, and changed its name to “Reebonz Holding Limited” in connection with the closing of the Business Combination.

B. Business Overview

Our Company

We were incorporated solely for the purpose of effectuating the Business Combination. We were incorporated under the laws of the Cayman Islands as an exempted company on July 27, 2018. Prior to the Business Combination, we owned no material assets and did not operate any business. The mailing address of our registered office is PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our principal executive office is located at 5 Tampines North Drive 5, #07-00, Singapore 528548 and our telephone number is (+65) 6499 9469.

On December 19, 2018, the Company consummated the Business Combination, and changed its name to “Reebonz Holding Limited” in connection with the closing of the Business Combination.

Overview

Our goal is to make luxury accessible, build a leading global luxury brand and become a trusted platform to buy and sell luxury goods.

We believe we are a leading player in the online luxury market in our markets of Southeast Asia and Core Asia Pacific Market, based on GMV. Our Core Asia Pacific Market consists of Singapore, Malaysia, Indonesia, Thailand, the Philippines, Vietnam, Hong Kong, South Korea, Taiwan, Australia and New Zealand, collectively. “Southeast Asia” is comprised of only Singapore, Malaysia, Indonesia, Thailand, Philippines and Vietnam. We make luxury accessible to consumers through our internet platform, which includes localized versions of our website, www.reebonz.com, and our Reebonz mobile app, complemented by our offline channels. Through our core B2C Merchandise Business, we curate and sell authentic new and pre-owned luxury goods, including handbags, small leather goods and other accessories, shoes, watches, and jewelry from the world’s leading luxury brands. We also provide a marketplace for individuals to sell new and pre-owned luxury goods. We believe our buyer and seller promises, transaction fulfillment services, returns and refunds policies and product authentication capabilities have helped us build a trusted reputation that encourages buyers and sellers to use our platform. With the introduction of our White Glove Service, a consignment marketplace, in 2012 and Reebonz Closets, a C2C marketplace, in February 2015, and the launch of our B2C Merchant’s Marketplace in Singapore in May 2015, we have grown our Marketplace Business to complement our B2C Merchandise Business by enabling our buyers to become sellers, and sellers to become buyers, thereby transforming our business into an integrated ecosystem for luxury goods that increases engagement and enhances the lifetime value of our customers. We provide buyers and sellers an omni-channel experience to buy and sell luxury goods through our integrated websites, mobile app and offline channels. As of December 31, 2018, we offered more than 800 thousand SKUs and greater than 1,000 brands through our platform. Our business has grown substantially since its launch in May 2009. In 2018, we achieved a GMV of US$234.5 million and revenue of US$88.4 million.

Our business model is summarized below:

B2C Merchandise Business. Currently, our core business is our B2C Merchandise Business, through which we sell authentic new and pre-owned luxury goods to buyers through our platform. We source new items primarily from authorized distributors and luxury wholesalers and pre-owned items from individuals, pre-owned luxury dealers and auction houses. Unlike our Marketplace Business, in our B2C Merchandise Business, we purchase new and pre-owned items as inventory for sale to our buyers. Our sales are largely made through limited-time curated sales events and open-catalogue listings on our online platform as well as offline channels. In 2018, our B2C Merchandise Business accounted for 53.0% of our GMV and 94.4% of our Revenue.

Marketplace Business. Our Marketplace Business consists of our C2C Individual Seller’s Marketplace and our B2C Merchant’s Marketplace. Our C2C Individual Seller’s Marketplace allows individual sellers to sell luxury goods to buyers through Reebonz Closets or our White Glove Service. Our Reebonz Closets, launched in February 2015, is a C2C marketplace, where individual members use our mobile app to sell pre-owned luxury goods directly to other members in the same country, with the added benefit of authentication by our ateliers before delivery to the buyer. Reebonz Closets currently operates in Singapore, Hong Kong, Malaysia, Taiwan and Thailand, and we intend to launch Reebonz Closets in other markets in the future. Our White Glove Service, which we launched in 2012, caters to premium individual sellers. Through our White Glove Service, we take luxury goods on consignment from individuals, offer them for sale on our platform and, in addition to authentication, provide certain services such as valuation, grading, photographing, writing product descriptions, and interfacing with buyers. In May 2015, we launched our B2C Merchant’s Marketplace in Singapore. Our B2C Merchant’s Marketplace is a B2C marketplace that aggregates multi-brand boutiques, shops that sell pre-owned luxury goods and vintage luxury dealers curated by us from around the world and allows them to sell new and pre-owned luxury goods on our websites. As of December 31, 2017, products have been shipped through our B2C Merchant’s Marketplace to, among other locations, Singapore, Hong Kong, Malaysia, Australia, the Middle East, North America, and Taiwan. In 2018, our Marketplace Business accounted for 47.0% of our GMV and 5.1% of our Revenue.

Our platform consists of our websites and mobile app, complemented by our offline channels. Our international website is www.reebonz.com and we also operate ten websites fully localized for language, currency, payment gateways, sales events, promotions and customer service, and 33 additional websites that are localized for language and/or currency. We also offer a mobile app that can be downloaded in 42 countries. We also sell luxury goods through offline channels, such as our retail lounges and limited-time, invitation-only pop-up events. We believe that our offline channels complement our online sales by enhancing our overall branding, attracting traditional offline shoppers, encouraging traditional offline shoppers to try online shopping, and have otherwise helped us create an online-to-offline and offline-to-online omni-channel experience for buying and selling luxury goods.

We believe our business has been driven by a variety of factors, including: our eco-system strategy that enables buyers to become sellers, and sellers to become buyers, our ability to offer a wide range of goods from leading brands at competitive prices across online, offline, and mobile channels; the continued development of our pioneering product authentication, appraisal, and grading capabilities, which has helped us build a trusted reputation among our buyers and sellers; our provision of a seamless customer experience that makes payment, delivery, and returns fast and easy; and our ability to tailor and personalize our advertising and marketing communications to our members.

Our business volume has changed substantially in recent years. For example, (i) our GMV decreased from USD$250.1 million in 2017 to USD$234.5 million in 2018, (ii) our number of accumulated buyers and registered members increased from 441,612 and 5,536,652, respectively, in 2017 to 523,057 and 5,875,887, respectively, in 2018, (iii) repeat buyers decreased from 54,329 in 2017 to 49,932 in 2018, and (iv) average order value increased from USD$672 in 2017 to US$675 in 2018. The decreases were primarily due to scale back of marketing expenses.

In addition, from January 1, 2015 to December 31, 2018, our C2C Individual Seller’s Marketplace had 49,195 unique sellers who had uploaded 401,849 SKUs available for sale. As of December 31, 2018, our B2C Merchant’s Marketplace had 180 merchants.

We recorded revenues of US$107.7 million and US$88.4 million and operating losses of US$11.3 million and US$13.2 million in 2017 and 2018 respectively.

Our negative Adjusted EBITDA was US$7.7 million and US$8.3 million in 2017 and 2018, respectively and our net profit for 2017 was US$54.9 million and our net loss for 2018 was US$35.5 million. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” section for a reconciliation of Adjusted EBITDA to loss for the year.

Our Strategies

Our goal is to make luxury accessible, build a leading global luxury brand and become the most trusted platform to buy and sell luxury goods. We plan to achieve this goal by implementing the following strategies:

Enhance and Scale our Marketplace Business. We introduced two marketplaces in 2015, namely Reebonz Closets in February 2015 and launched our B2C Merchant’s Marketplace in Singapore in May 2015. We believe there are significant advantages from growing our Marketplace Business, including expansion of the range of luxury goods available on our platform across multiple categories, price points and brands. In addition, because products sold through our marketplaces are sold directly from sellers to buyers, our Marketplace Business does not require us to maintain inventory or include cost of inventory in our cost of revenue providing higher margins and potentially higher return on capital compared with our B2C Merchandise Business. In addition, we believe our core B2C Merchandise Business provides us with a strong customer base to attract individual sellers. As of December 31, 2018, our ecosystem included approximately 5.9 million registered members. We seek to reduce customer acquisition costs by leveraging our ecosystem to convert buyers into sellers and sellers into buyers. To that end, we plan to increase our seller base by leveraging the scalability and compelling value proposition that Reebonz Closets, White Glove, Sell Back and Sell Back Guarantee offers.

In May 2018, we launched a new feature in beta called “Sell Back Guarantee” through which we provide a guaranteed sell back price upfront for a product if a customer wishes to sell it back to us within six months of purchase. The sell back price is determined based on a combination of factors including brand and product category, amongst others. We will continue to test and experiment on other product features to increase number of individual sellers in the ecosystem.

We plan to use data on past transactions, buyers’ style preferences and current wish lists to incentivize customers to monetize their unused items and encourage the purchase of pre-owned merchandise through our platform. Our “Sell Back” and “Sell Back Guarantee” feature encourages existing customers to sell back their selected Reebonz purchase(s) made through B2C Merchandise Business or White Glove Service for payment in Reebonz Credits to offset future purchases.

In addition, since mobile devices serve as the first point of entry for internet access and online commerce in many Southeast Asian countries, we intend to leverage mobile technology to promote the benefits of Reebonz Closets, which is a social marketplace that encourages discovery of pre-owned luxury goods using mobile devices. Reebonz Closets has a “Prices” feature that presents the history of products sold, with transacted prices. This encourages potential sellers to price their product according to the market prices and encourages buyers to discover valuable products. Reebonz Closets currently operates in Singapore, Hong Kong, Malaysia, Taiwan and Thailand, and we intend to launch Reebonz Closets in other markets in the future.

An important part of our strategy is to grow our B2C Merchant’s Marketplace. We are working directly with brands and have added local “Asian Designers” and other “Independent Brands” to our platform to expand our product selection and be a platform of discovery for new and unique designers. We have direct collaborations with 33 Asian Designers and 25 Independent Brands and are their authorized online retailers. We plan to leverage our existing base of buyers to attract merchants of new and pre-owned products as well as local designers and independent brands to our platform. We believe this will create a wider range of high-quality luxury goods available on our platform, without the need for us to purchase additional inventory. As of December 31, 2018, we had 180 merchants on our platform.

Continue to Expand the Product Categories, Brands and Number of SKUs Available on our Platform. We plan to further expand the range and number of products available for purchase through our platform, as we believe this will help attract more buyers and sellers. In our B2C Merchandise Business, we plan to establish relationships with additional suppliers, particularly in additional countries in Europe, the United States and Japan, and enhance relationships with existing suppliers in order to increase our product range. A key element of our strategy is to continue to expand the range of products and number of SKUs available through our marketplaces, which we believe will provide us with a sourcing “long tail” (being the ability to sell a large number of unique items with relatively small quantities sold of each) to complement our B2C Merchandise Business by allowing us to increase the number of SKUs available without the need to take on additional inventory. We plan to market to additional third-party sellers to offer more product categories, brands and SKUs in our marketplaces while maintaining our standards for trust and customer service. See “— Enhance and Scale our Marketplace Business.”

Continue to Enhance Customer Experience and Loyalty. We attract new buyers and sellers and foster loyalty through exceptional service and exclusive loyalty programs. We plan to continue to enhance our customer experience through, among others, continuing to add more new and pre-owned products to the platform, increase product categories, curate desirable luxury goods at attractive prices, continuing to implement enhancements to our platform, improving fulfillment and logistics services, providing improved delivery times and offering additional collection locations, expanding our customer hotline hours and introducing new payment options, including Reebonz Credits and improving payment times to sellers.

We intend to continue to implement our data analytics and personalization strategy through additional aggregation and analytics of buyer and seller data using our proprietary technology and algorithms to optimize search, customer interface, product design and personalized marketing in order to better direct buyers to relevant sellers’ listings and better market listings to the right set of buyers. These also provide an attractive return on investment by enabling us to attract more buyers and increase sales without the need to incur significant marketing expenses. We intend to continue to utilize data analytics to capture customer behavior, improve product personalization, and convert more buyers into sellers. As our mobile platform remains key to our customer experience and growth, we plan to continue to increase our mobile customer base and engagement through additional innovations and improvements in our mobile offerings. We encourage web users to utilize our mobile app which offers “push” updates and periodically scheduled releases with new features. We conduct special offers and events to encourage mobile users to download and use our mobile app with a view to increasing access to our business across the platform. Improving our mobile app is a key part of our strategy to access buyers and sellers through multiple touch points, serving as an additional marketing channel to encourage customer loyalty and as a direct sourcing channel for new customers.

Our Business Model

Our Mission is to create the easiest way to buy and sell luxury.

Our core brand vision is to make luxury accessible as illustrated in the diagram below.

Our business model is described below:

B2C Merchandise Business. Currently, our core business is our B2C Merchandise Business, where we sell authentic new luxury goods sourced from authorized distributors and luxury wholesalers at competitive prices and authenticated pre-owned luxury goods sourced from individuals, pre-owned luxury dealers and auction houses. Our online direct sales are made through our websites, including www.reebonz.com, and our mobile app to registered members. Leveraging our understanding of buyers’ preferences as well as our merchandizing capabilities, we sell our luxury goods primarily through limited-time curated sales events and through open catalogue shopping on our websites. Our limited-time curated sales events consist of a carefully selected collection of luxury goods that typically focus on a certain brand or product type and are available at a discount for a limited period of time. On average, we launch eight to ten curated sales events per day for new luxury goods and one to two daily events for pre-owned goods across all countries we ship to, which typically last one to five days. Members of our loyalty programs are provided with early access to certain exclusive sales events including new arrivals.

We provide buyers with free delivery within an average of three business days (in the case of delivery within Singapore) or five business days (in the case of delivery outside Singapore, except Indonesia, Thailand, Korea and China where we deliver within seven business days), and our prices include all duties, taxes and landing costs. Depending on the country, we charge a nominal shipping fee for orders below a certain minimum value. We also provide buyers with free shipping on returns. Offline direct sales are made through our offline channels, which include our retail lounges and pop-up events. In 2018, 16.2% of our revenue was generated through offline channels. In 2018 sales through our B2C Merchandise Business accounted for 53.0% of our GMV and our GMV from our B2C Merchandise Business was US$124.4 million. In 2018, revenue from our B2C Merchandise Business accounted for 94.4% of our Revenue and our revenue from our B2C Merchandise Business was US$83.4 million.

Marketplace Business. Our Marketplace Business consists of our B2C Merchant’s Marketplace and C2C Individual Seller’s Marketplace.

B2C Merchant’s Marketplace

In May 2015, we launched our B2C Merchant’s Marketplace in Singapore. Our B2C Merchant’s Marketplace aggregates multi brand boutiques, shops that sell new and pre-owned luxury goods and vintage luxury dealers curated by us from around the world. Merchants are able to use our websites to sell new and pre-owned luxury goods and can also open an online boutique. We require merchants to meet certain standards for authenticity and reliability, and all merchants that sell in our marketplace are pre-qualified by us. We are also working directly with brands and have added local designers and other independent brands to our platform to expand our product selection and be a platform of discovery for new and unique young designers.

Goods are sold and shipped directly from sellers to buyers using our fulfillment services, which we provide through third party logistics providers. These fulfillment services include pick up from the merchant, delivery to the buyer and processing of payments, returns and refunds. We provide Reebonz packaging to each of the merchants we work with. Customer payments are wired securely through Reebonz, through which we keep our commissions and pay the merchant upon mutually agreed number of days. We earn revenue through charging commissions and plan to charge annual listing fees.

From the date of our inception to December 31, 2018, our B2C Merchant’s Marketplace offered 251,556 SKUs from 180 merchants for sale. We also have direct collaborations with 33 Asian Designers and 25 Independent Brands. As of December 31, 2018, products have been shipped through our B2C Merchant’s Marketplace to, among other locations, Singapore, Hong Kong, Malaysia, Australia, the Middle East, North America and Taiwan.

C2C Individual Seller’s Marketplace

Our C2C Individual Seller’s Marketplace allows individuals to sell luxury goods to buyers. In February 2015, we launched Reebonz Closets, which is a marketplace that allows members to sell authenticated, pre-owned luxury goods directly to buyers in the same country through our platform. Reebonz Closets is a social marketplace that encourages social discovery of pre-owned luxury goods using mobile devices. We make it convenient for sellers to photograph, upload information about and sell their luxury goods. Customers can comment on, “like” and share items posted for sale by other customers. Sellers and buyers can use the chat function in our mobile app to exchange product information and negotiate pricing.

We provide payment, fulfillment, and authentication services by our team of ateliers at a collection spoke. Our collection spokes function as collection locations for our White Glove Service, explained below, as warehouses to store pre-owned items until they are sold and as authentication points in countries with Reebonz Closets.

We currently allow products from 160 brands to be sold through Reebonz Closets, which we authenticate and assist in fulfillment and payment between buyer and seller and each item must exceed a minimum value threshold. We also allow products to be sold from 1,955 brands which we don’t authenticate but assist in fulfillment and payment between buyer and seller. We currently charge a maximum of 10% commission on the sales price, which represents our revenue. Commission is tiered and dependent on the selling price of the product, regardless of the brand. See an example of commission paid per the table below of a product that is sold for $3,000.

Selling Price	Example	Commission Scheme
The commission payable for a $3,000 item will be as follows:
First $300: Fixed $30	First $300; $30 fixed commission	$30
On the next $301 to $2,000; 10% rate	On the next $1,700; 10% of $1,700	$170
On the next $2,001 onwards: 7% rate	On the next $1,000; 7% of $1,000	$70
	Total Commission ($30 + $170 + $70)	$270

Our Reebonz Closets also allows customers to transact directly with other customers whereby we do not provide payment, fulfilment nor authentication services. For those transactions, we do not charge commission.

We also provide return and refund processing services where the cost of shipping for returns is borne by the buyer. The selling price is exclusive of taxes and a flat shipping fee paid for by the buyer. Once a payment is received by us, we hold it until expiration of the return period, whereupon we remit payment, less our commission, shipping and taxes payable, to the seller. In the case of a return, once the seller receives the returned item, we refund the purchase price to the buyer, net of return shipping costs and we do not receive a commission.

As of December 31, 2018, our Reebonz Closets platform is available in Singapore, Hong Kong, Taiwan, Malaysian, Thailand, and Indonesia.

We also provide individual sellers with our premium White Glove Service for higher-end luxury goods. We take goods meeting certain criteria on consignment from individuals in countries where we have collection spokes, namely Singapore, Hong Kong, Taiwan, South Korea, Malaysia and Australia, and offer them for sale through our online catalogue (where such goods are not distinguishable from pre-owned goods sold directly by us as we do not mention the individual seller’s identity), and, in addition to authentication, provide valuation, photography, carefully written product descriptions and fulfillment services. We currently charge a 10% to 30% commission on the sales price, depending on the sales price and category of the item being sold, which represents our revenue.

From January 1, 2015 to December 31, 2018, our Individual Sellers Marketplace had 49,195 unique sellers who had uploaded 401,849 SKUs with an aggregate listing value of US$478.5 million.

We believe our ecosystem, which is our seamless, integrated platform for buying and selling luxury goods, complemented by our offline channels and localization, increases customer engagement and maximizes the lifetime value of customers. As of December 31, 2018, most of our sellers through our C2C Individual Seller’s Marketplace were existing Reebonz members.

The diagram below illustrates our business model.

Integration of B2C Merchandise Business and B2C and C2C Marketplaces to reinforce the luxury ecosystem

We are capitalizing on a growing demand for luxury goods from a range of demographics across Asia Pacific that historically did not have a platform to purchase and sell luxury products, especially online.

Product Offerings

Product Categories

The new and pre-owned branded luxury goods we sell through our core B2C Merchandise Business include the following:

●	handbags;

●	small leather goods and other accessories;

●	watches;

●	shoes; and

●	jewelry.

Through our C2C Individual Seller’s Marketplace and our B2C Merchant’s Marketplace, sellers also sell apparel as well as other products that are not listed above.

Pricing

Our goal is to make luxury goods accessible to a wide range of buyers.

For new and pre-owned luxury goods sold by us through our B2C Merchandise Business, we set pricing based on, among other things, quarterly analyses of market prices and market demand prepared by our in-house team. We use a dynamic multi-pricing model, which allows us to set different prices in different countries based on local demand and other pricing considerations. We centralize the pricing of our products to manage coordination of pricing decisions between our merchandising team in Singapore and our other country teams, which we believe better enables us to control prices across our markets. Prices are inclusive of shipping, taxes and duties, providing buyers with an “all in” price. We typically price our goods at discounts to retail prices, which may vary and typically range from 15% to 30% off original retail prices for new luxury goods and up to 70% off original retail prices for clearances and pre-owned goods, although for certain popular or “limited edition” items we may set the price at or above the original retail price. Our competitive pricing is made possible by cost savings achieved through our sourcing and business model, including volume discounts, the absence of significant physical retail space and related overhead costs and, in certain cases, sourcing goods from prior seasons’ collections.

For goods sold through Reebonz Closets, the seller sets an initial price, which buyers and sellers may negotiate using the chat function on our mobile app. The selling price is exclusive of taxes and any shipping costs, which is a flat fee paid by the buyer. For goods sold through our White Glove Service, we and the seller set a base sales price, and the buyer pays a final “all in” price that includes shipping, duties and taxes, which may vary from country to country. If an item sold through our White Glove Service remains unsold after 90 days, we send a system-generated notification e-mail to the seller suggesting a price reduction. In Singapore, should the product be unsold for more than 120-days, an automatic price reduction between 10% - 50% of the original price is applied to the product, depending on the product category and initial selling price.

For goods sold through our B2C Merchant’s Marketplace, prices are set by merchants, and buyers are provided with an “all in” price inclusive of shipping, taxes and duties, which may vary from country to country.

Customers

Our customer base is key to our success. Customers of our B2C Merchandise Business are primarily individual buyers of luxury goods. In our Marketplace Business, our customers are sellers of goods through our platform, from which we earn commissions from the sales of goods to buyers.

Buyers

Due to the nature of our products, most of our buyers are women. We believe women gradually increase spending on luxury goods as their age and incomes increase. The loyalty of our buyers is demonstrated by our sales to repeat buyers. We had 131,677 and 119,659 total buyers in 2017 and 2018, respectively, among which 41.3% and 41.7%, respectively, were repeat buyers. Orders placed by our repeat buyers accounted for 64.1% and 64.9% of our total orders in 2017 and 2018. We believe that our ecosystem of a seamless, integrated platform for buying and selling luxury goods increases engagement and loyalty and maximizes the lifetime value of our customers.

To increase buyer retention, we have established a two-tier loyalty program for our most important, or VIP, members, namely Reebonz Solitaire and Reebonz Black. Loyalty status is achieved by spending beyond certain thresholds. Benefits include, among other things, exclusive access to new arrivals and sales events, accelerated accumulation of loyalty credits, extended return periods and assignment of dedicated Relationship Manager.

Sellers

In our C2C Individual Seller’s Marketplace, sellers are individuals with Reebonz memberships. As of December 31, 2018, most of our sellers through our C2C Individual Seller’s Marketplace were prior members. In 2018, our C2C Individual Seller’s Marketplace had 14,862 unique sellers. In our B2C Merchant’s Marketplace, our sellers include multi-brand boutiques, shops selling new and pre-owned items and vintage luxury dealers curated by us and located around the world. As of December 31, 2018, our B2C Merchant’s Marketplace had 180 merchants.

Our Internet Platform

Our internet platform consists of localized and international versions of our website and mobile app. In countries where we have a local website, customers are automatically redirected to our local website. 10 of our local websites are localized for language, currency, payment gateways, sales events, promotions and customer service, while 33 of our websites are localized for language and / or currency. Each localized website has localized pricing and allows for payments and refunds in local currency. Our mobile-optimized websites are localized in line with the local website. We also offer a mobile app that can be downloaded in 42 countries. The application is generally in English (except in South Korea, where it is in Korean) and can be set to the local language for Taiwan, Hong Kong, China and Thailand. The table below sets forth certain information about our websites in certain key markets as of December 31, 2018.

	Singapore	Hong Kong	Taiwan	South Korea	Malaysia	Australia	Indonesia	Thailand	China	N. America
Year of Launch	2009	2009	2010	2010	2011	2009	2011	2011	2016	2016
URL Address	reebonz.com/sg	reebonz.com/hk	reebonz.com/tw	reebonz.co.kr	reebonz.com/my	reebonz.com/au	reebonz.com/id	reebonz.com/th	reebonz.com/cn	reebonz.com/us
Languages	English Chinese	English Chinese	English Chinese	Korean	English Chinese	English Chinese	English	English Thai	English Chinese	English Chinese
Currency	SGD	HKD	NTD	KRW	MYR	AUD	IDR	THB	CNY	USD
Local Sales Events & Promotions	x	x	x	x	x	x	x	x	x	x
Local Payment Gateway	x	x	x	x	x	x	x	x	x	x
Local Customer Service Hotline	x	x	x	x	x	x	x	x	x	x
Local Returns & Refund Policies	x	x	x	x	x	x	x	x	x	x
Closets	x	x	x		x		x	x
White Glove	x	x	x	x	x	x
B2C Merchant’s Marketplace	x	x	x		x	x				x

Our Website

Our www.reebonz.com home page and most of our local websites are arranged with tabs for New In, Women, Men, Outlet, and Sale. In addition, most localized websites have a tab for selling. Below is an example of our South Korea localized website:

(1)	Mobile apps are generally available in English language, except in South Korea where it is in Korean.

(2)	Price for the same product varies across different countries; price variance not only results from currency conversion but also reflects supply and demand dynamics as well as taxes and duties.

Shopping. Authentic new and pre-owned goods that are sold directly by us through our B2C Merchandise Business, B2C Merchant’s Marketplace and White Glove Service are sold through limited-time, curated sales events displayed on our homepage or through open catalogue shopping, which allows buyers to search for goods using certain parameters, such as brand, price, gender and product type. On average, we launch eight to ten curated sales events per day for new luxury goods and one to two daily events for pre-owned goods across all countries we ship to, each of which typically last one to five days. We also host local online sales events on local websites in select countries from time to time. Each luxury item sold through our B2C Merchandise Business, B2C Merchant’s Marketplace and White Glove Service has a page with detailed product information, including product specifications, photographs, pricing and savings information, loyalty credits earned, sell back value if relevant, information about shipping and returns and our authenticity guarantee.

Selling. Individual sellers have two options for selling goods through our platform: our Reebonz Closets and White Glove Service. Currently, sellers in the Reebonz Closets begin the sales process through our mobile app where they can upload pictures of and information on the goods being sold. For our White Glove Service, sellers with goods that meet our selective criteria contact us through a form on our webpage, which our team commits to respond to usually within one business day, and if we elect to take the item on consignment, the item is offered for sale on platform.

Personalized Services. We offer personalized services to buyers through our account management system by allowing them to customize their payment and delivery preferences. Buyers can link their Reebonz accounts with other popular social networks such as Facebook and payment platforms such as Paypal. In certain cases, localized payment channels are available for our members. To further ease the checkout process for our repeat buyers, our database keeps track of their preferred delivery address, shipping method and payment option based on information previously provided to us. Buyers can also log in to keep track of their loyalty point balances and order status. We allow buyers to subscribe to future sales notices through text messages, e-mails and mobile “push” notifications. We believe these features improve the shopping experience of our buyers and help deepen their loyalty.

Our Mobile App

We believe buyers of luxury goods are increasingly shopping online through mobile devices. Accordingly, we have invested substantial resources to build a mobile platform dedicated to providing a superior shopping experience. Sales through our mobile platform have grown significantly since its launch in June 2010. 62.1% of our online revenue was generated from our mobile app in 2018, as compared to 55.1% in 2017. Our mobile app has more than 2 million downloads as of December 31, 2018.

The layout of products offered on our mobile app is designed to be intuitive and easy to use. We view our Android and iOS-based mobile app as a key part of our strategy of providing an ecosystem where buyers are able to become sellers and sellers are able to become buyers. Our mobile app allows buyers to quickly and efficiently search, view, select and purchase products and upload pictures and descriptions of items for sale through our Reebonz Closets. It facilitates interaction between buyers and sellers using our Reebonz Closets by allowing customers to create profiles, “like” and comment on products for sale by other customers. Buyers are also able to interact with sellers using our chat function and negotiate prices. Sellers using Reebonz Closets can also request courier pick up for items that have been sold. A direct dial feature on our mobile app allows customers to call our customer service with a single touch. We periodically send product promotional information to users using our mobile app through text messages and “push” notifications, including providing “push” notifications to users when new events are launched and targeted “push” notifications based on behavioral data.

Offline Channels

We believe our offline channels complement our online sales by enhancing our overall branding, attracting traditional offline shoppers, encouraging conversion to online shopping and providing online shoppers with the opportunity to physically view products, thereby helping us create an online-to-offline and offline-to-online omni-channel for buying and selling luxury goods. Our offline channels include retail lounges in Singapore, Malaysia and Australia, as well as pop-up events throughout the markets in which we operate. We also sell products to our VIP members through exclusive private sales coordinated by our relationship managers. Offline sales contributed 21.2% and 16.2% of our revenue in 2017 and 2018, respectively.

Retail Lounges. To complement our internet platform, as of December 31, 2018 we have a retail lounge in each of Singapore, Malaysia and Australia. Our retail lounges provide us with a physical presence to provide customer service to our members, including the opportunity to touch and feel products viewed online before making a purchase, and with a physical venue for events and private sales. Our retail lounges are boutiques that are open to the public and attracts walk-in buyers, or where existing members may shop. Periodically, we offer member-only events in our retail lounges. Our retail lounges also function as buyer service centers where buyers can interact with our staff, and as collection locations for our White Glove Service. They carry both new and pre-owned products. We have established an omni-stock approach by which products in our retail lounges are continued to be displayed online, allowing the product to have the maximum chance of being purchased since a customer can purchase the stock in the offline channel or the online channel.

Pop-up events. Our pop-up events consist of events held for a limited time in certain cities as part of our marketing efforts. They are invitation-only events targeted at certain categories of buyers (such as holders of certain higher-tiered credit cards) and held at hotel ballrooms or other similar locations. Our pop-up events carry both new and pre-owned products. In certain circumstances, we also invite third-party merchants curated by us to sell at our pop-up events. We believe these events attract traditional offline shoppers and encourage their conversion to online shopping by making them aware of our online platform.

Reebonz Experience

We believe our emphasis on customer service creates a positive buying and selling experience and encourages repeat visits, purchases and sales through our platform.

Localization. We offer localized services to our buyers and sellers. Ten of our local websites are fully localized for language, currency, payment gateways, sale events, promotions and customer service, while 33 of our websites are localized for language and / or currency. Each localized website has localized pricing and allows payments and refunds in local currency. In addition, certain local websites have additional features offered only in certain key markets. For example, some of our localized websites have a feature through which buyers and sellers can speak with customer service representatives. In some countries, through our partnerships with 62 financial institutions, we offer qualified buyers free credit card installment plans, which allows buyers to pay for products through installment payments which are made to the partner bank, while we receive full payment up front. Through our third-party logistics providers, local collection spokes and collection locations, we offer sellers convenient pickup and drop-off for their items.

Relationship managers.

We provide our highest level of customer service to our Reebonz Black (our highest tier of membership) and selectively to our Reebonz Solitaire (our second highest tier of membership) programs. Each member of our loyalty programs has access to our team of dedicated relationship managers that can be contacted for any customer service needs. Our relationship managers perform a number of functions, such as assisting buyers with inquiries while providing support and recommendations to buyers, resolving returns, refunds and other buyer issues by e-mail, messages and telephone, educating buyers on products, helping to promote brands and offerings, and assisting members with to consign their products. As of December 31, 2018, we had two relationship managers.

Sourcing and Authentication

We believe our multi-layer sourcing model is a key driver for the growth of our ecosystem. We source our new luxury goods from a wide range of suppliers, primarily comprising authorized distributors and luxury wholesalers. The pre-owned luxury goods we sell are sourced from individuals, pre-owned luxury dealers and auction houses. Our marketplaces enhance our product offerings by providing an extensive selection of products with a variety of SKUs, without the need for us to take on inventory risk.

B2C Merchandise Business.

Suppliers. Substantially all of the new luxury goods sold through our B2C Merchandise Business and offline channels are sourced from authorized distributors and luxury wholesalers (which either have direct relationships with brand owners or purchase from authorized distributors) in Europe, the United States and Asia. We generally seek to enter into framework supply agreements with our suppliers based on our standard form, and we purchase on the basis of purchase orders. We typically make prepayments to our suppliers at the time we place orders. We have implemented a systematic selection process for suppliers. Our merchandizing team is responsible for identifying potential suppliers globally based on our selection guidelines. Our supplier selection criteria include size, reputation, sales records in offline and online channels and product offerings. We also conduct screening and inspection of SKUs arriving at our Singapore logistics center for quality control and maintain the ability to return or reject low quality or counterfeit goods. In addition, we source pre-owned goods from individuals, pre-owned luxury dealers and auction houses. In each case, we pay our suppliers upfront.

Product selection. As of December 31, 2018, we have a 26-member merchandising team that considers and analyzes historical sales data, forward trends, seasonality and buyer demand and feedback. Our overall purchasing volume is also significantly affected by our sales targets and the budgets that we set. We pre-order certain models and for others we are able to make weekly purchases of in-season goods based on market demand. For pre-owned goods, our product selection is also based on the analysis performed by our merchandising team and product availability.

Inventory management. Goods sold through our B2C Merchandise Business are the only products that we purchase and hold as inventory. Title to the goods and risk of loss transfer to us upon pick up. We have implemented an inventory management system to manage the information related to stock receipt from suppliers, stock maintenance, stock preparation for delivery and stock deliveries. We also use an enterprise resource planning system to manage information related to procurement and quality control upon receipt, monitor and actively track sales data and invoicing. This system helps us make timely adjustments to our purchasing decisions and plans and minimizes excess inventory. When we have unsold inventory, we prioritize our sales efforts, such as through discounts, to drive inventory turnover.

Marketplace Business.

The products sold through our Reebonz Closets are sold directly by individual sellers that are our members, to other members in the same country. Our ateliers at the in-country collection spoke authenticate each relevant item sold through our Reebonz Closets prior to delivery to the buyer.

For our White Glove Service, we source pre-owned luxury goods from our members in the countries where we maintain our collection spokes, namely Singapore, Hong Kong, Taiwan, South Korea, Malaysia and Australia. We hold these products on a consignment basis and such products are not accounted for as inventory. Our ateliers at the collection spoke where the product is sourced authenticate each item sold through our White Glove Service prior to delivery to the buyer.

The products sold through our B2C Merchant’s Marketplace are sold directly by multi-brand boutiques, shops that sell new, pre-owned luxury goods and vintage luxury dealers curated by us from around the world, and brands. When selecting sellers for our B2C Merchant’s Marketplace, we use criteria which include the seller’s sales profile, product offering, number of SKUs available for sale and the brands offered with a focus primarily on quality over quantity.

Reebonz Ateliers

We have ateliers located at each collection spoke. We introduced our atelier service in 2013 and as of December 31, 2018, we had 11 ateliers, who are full time appraisers, trained gemologists and watch technicians and worked with certain additional watch technicians who are not our employees. Each pre-owned item sold through our B2C Merchandise Business and our White Glove Service is authenticated, appraised, valued and graded by our ateliers at one of our collection spokes and then photographed with a description provided for display in our online catalogue, while every item sold through Reebonz Closets is authenticated and the condition of the item is also checked by our ateliers prior to delivery to the buyer. Currently, we are able to provide authentication services for 160 brands. Our ateliers have an average of 8 years of experience in the luxury goods industry. All pre-owned items, except for those sold through our B2C Merchant’s Marketplace, undergo testing, product identification and security tagging. Watches and certain categories of jewelry are provided with a certificate of authenticity and we issue a 12 month limited warranty for watches. For each type of luxury product, our ateliers are guided by an authentication checklist that provides a step-by-step guide to authenticating products. For certain luxury brands, we have developed more detailed in-house authentication manuals. We use this manual to train prospective ateliers and plan to set up an atelier training academy to grow the size of our team as our business grows.

Set forth below are examples of our jewelry and watch certifications:

CERTIFIED BY

REEBONZ
ATELIER

TRADEMARKED IN SWITZERLAND

REEBONZ ATELIER WATCH REPORT

Report Date	12 February 2014
Report Number	RV00002956-I
Brand	ROLEX
	Lady-Datejust
SKU / Tag Number	vu04RVR0550000212045

SPECIFICATION

Series Number	P703472
Color	Silver
Model Number	79173
Functions	Hours, Minutes, Seconds, Instantaneous date with rapid setting, Superlative chronometer
Case Finish	Brushed
Case Material	904L Steel
Case Width	26 mm
Water resistance	100m
Crystal	Sapphire
Case Thickness	10 mm
Case Back	904L Steel
Dial	Silver
Markers	Roman numerals
Bezel	18K Yellow Gold Fluted
Calendar	Magnified date window at 3 o clock
Crown	Screw-down
Strap	Jubilee Bracelet
Strap Material	18k Yellow Gold, 904L Steel
Strap Colour	Silver, Gold
Clasp	Oysterclasp
Made In	Switzerland
Manufactured Year	2001
Rolex Size Guide	Ladies - 26mm; Boys - 31, 36mm Mens - 40, 42, 44mm
Note	This is a general guide based on case size only. Your size preference may differ. Bracelet length can be adjusted to fit your wrist. Subject to availability of the links.
Comes With	Original Box
Warranty	1 Year Warranty

Image not to scale

Replacement Value for Insurance Purposes: S$7,470.00

Sample

CONDITION

Pristine - Minimal signs of wear.

7 POINT CHECK UP CERTIFICATION

	PASS	FAIL
1. Original parts with no modification	■	□
2. Water resistance test	■	□
3. Ultra-sonic cleaning of the watch bracelet	■	□
4. Testing the automatic winding mechanism	■	□
5. Accuracy test	■	□
6. Check bracelet, and tighten or replace screws	■	□
7. Check pins on strap-models	■	□

AUTHENTICATED IN REEBONZ ATELIER

Reebonz Atelier Chief Horologist
12th of February 2014

This examination has been authenticated on the 12th of February 2014

Set forth below is a summary of the process of authenticating, appraising, valuing and grading for pre-owned items sold through our B2C Merchandise Business and items sold through our White Glove Service.

A comprehensive Reebonz atelier grading report is issued upon close examination and each pre-owned item sold through our B2C Merchandise Business and White Glove Service is given a grading of either “unused,” “pristine,” “mint,” or “good.” We also perform repairs and restorations on such products in order to deliver the best price to sellers and high quality to buyers. Our ateliers also support other areas of our business by, for example, providing authentication services to sellers and buyers using our B2C Merchant’s Marketplace in the event of a dispute and authenticating products sold on Reebonz Closets. Our ateliers also assist in quality checks on new products that we purchase from time to time. While historically it has been rare for one of our customers to allege the product they purchased was not authentic, we follow internal guidelines to verify claims that an item is not authentic, which may include our ateliers performing a second inspection of the item. Depending on the outcome of such inspections, we work with the customer to take appropriate steps to address the claim.

Payment and Fulfillment

Payment

We provide multiple payment options for buyers including online payment with credit cards, payment through major third-party online payment platforms, such as Adyen, Paypal and Alipay, payment through internet banking and through bank transfers. We allow payment in local currency in 27 countries. We are also able to process refunds through the same payment method used by the buyer and in the same currency in the form of Reebonz Credits.

In some countries, through our partnerships with 62 financial institutions, we offer buyers free credit card installment plans that allow buyers to pay for products through installment payments which are made to the partner bank, while we receive full payment up front. We believe the flexibility of our payment options and installment payment plan provide us with a competitive advantage in attracting buyers.

In addition, as part of our marketing efforts, we award Reebonz loyalty credits which can be used to deduct from the purchase price of our products. Furthermore, buyers can use the account balances accumulated from prior product refunds or sales to make future purchases.

Fulfillment

We use a mix of third-party international and local delivery companies to ensure reliable and timely pick up from, and delivery to, our customers. We leverage our large-scale operations and reputation to obtain favorable contractual terms from our third-party logistics providers. We regularly monitor and review the logistics providers’ performance and compliance with contractual terms. We typically negotiate and enter into logistics agreements on an annual basis.

Our logistics network consists of one centralized logistics center and two additional collection spokes in Singapore, and seven logistics centers located in Australia, Hong Kong, Indonesia, South Korea, Malaysia, Taiwan and Thailand, all of which also serve as our collection spokes. In Singapore, our management system enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our logistics centers, up to when the product is packaged and picked up by the delivery service provider for delivery to a customer. Inventory is bar-coded and tracked through our management information system, allowing real-time monitoring of inventory levels and item tracking. Our logistics center management system in Singapore is specifically designed to support the frequent curated sales events on our internet platform and a large volume of inventory turnover.

For pre-owned items, we have eight collection spokes which also function as logistics centers, in Singapore, Taiwan, Hong Kong, Indonesia, South Korea, Malaysia, Australia and Thailand. These collection spokes serve as collection locations for our White Glove Service, as warehouses to store pre-owned items until they are sold and as authentication points in countries where we have set up Reebonz Closets. We also work with several networks of luxury bag spas in Singapore, to serve as collection points for our customers to drop off their pre-owned items for consignment.

We have ateliers located at seven of our collection spokes to provide authentication, appraisal, valuation and grading services as well as repair and restoration services. We also partner with logistics providers to provide sellers with an extensive network of more than 600 collection locations as of December 31, 2018 to supplement our collection spokes. In 2017, we completed the construction of a 215,000 square foot headquarters that also houses our primary logistics center in Singapore specifically designed for our luxury goods business.

Payment and Fulfillment by Business Line

B2C Merchandise Business. For the majority of items sold through our B2C Merchandise Business, shipments from suppliers first arrive at our centralized logistics center in Singapore, following which quality checks are performed by our team. In the case of pre-owned products, the product may be delivered to a collection spoke in the country where the product is sourced. Once an order is received, the product is selected from our inventory by our staff, packaged, and then delivered directly to the buyer from our Singapore logistics center or collection spoke. In certain cases, we also aggregate and collectively send certain SKUs to collection spokes for dispatch to buyers. If a buyer returns a product within the applicable return period, our third-party logistics provider will pick up the item or the item can be dropped off at a collection location and we refund the payment to the purchaser.

Marketplace Business.

For our B2C Merchant’s Marketplace, once the boutique receives the order, the product is selected by the merchant, packaged in Reebonz branded packaging, fulfilled by our third party logistics provider and then delivered directly to the buyer from the merchant location. All payments are processed by us and held for a specified period given the possibility of returns, and within a mutually agreed period after the applicable return period has expired we remit the payment, less our commission and shipping, duties and taxes payable, to the merchant.

For our Reebonz Closets, once a seller and buyer agree on a sales price and the sale is confirmed in our system, the seller then inputs the pickup date and time into our mobile app. The item is then picked up by our logistics provider and delivered to one of our collection spokes for authentication. The seller may also choose to drop off the item at one of our collection spokes or collection locations. Once authenticated, we then ship the item to the buyer through our logistics provider. Currently, items in our Reebonz Closets may only be bought and sold in the same country.

For our White Glove Service, once acceptance of a request to sell a pre-owned product is confirmed, we provide the seller with the option of dropping the product off at one of our collection locations or complimentary pick up by us through our logistics providers. At our collection spoke, the item is authenticated, appraised, valued and graded by our ateliers and then photographed and a description is provided for display in our online catalogue. Once a purchase order is received, the item is packaged and then delivered directly to the buyer from our relevant collection spoke. All payments are processed by us and held for a specified period given the possibility of returns, and within a period of up to seven business days after the applicable return period has expired we remit the payment, less our commission and shipping, duties and taxes payable, to the seller. We maintain records of all transactions, which we share with the relevant authorities if there is any allegation or investigation into possible stolen or counterfeit goods being traded on our platform.

Technology Platform

Our technology systems are designed to enhance efficiency and scalability, and play an important role in the success of our business. We rely on a combination of internally developed proprietary technologies and commercially available licensed technologies to improve our websites and management systems in order to optimize every aspect of our operations for the benefit of buyers and sellers.

We have adopted a micro-service architecture that is built on top of our highly scalable cloud infrastructure that spans across multiple data centers to ensure its availability at all times. We have full redundancy at each data center to ensure information is properly stored and backed up.

Our front-end modules facilitate the online shopping processes of buyers. Our front-end modules are supported by our content distribution network with dynamic image optimization on the fly (which allows images to be optimized based on the user’s connection speed), providing buyers with quicker access to the product display they are interested in, and facilitating faster processing of their purchases. We have designed our systems to cope with our maximum peak concurrent visitors with a view to providing a consistently smooth online shopping experience. Our mid-end modules support our daily administrative and business operations and our back-end modules support our supply chain and greatly enhance the efficiency of our operations.

We have developed centralized payment services allowing for multiple localized payment methods. We have also developed a unique and customized fraud detection algorithm as well and have implemented fraud prevention measures. Our fraud detection and prevention algorithm triggers email alerts to our internal fraud detection team based on certain red flags (e.g. suspicious customer behavior or certain types of credit cards that are considered high risk) that our system automatically detects, so that our team can review and follow up.

In order to manage cybersecurity risks, we have hired third parties to manage and monitor the security of networks, servers, and applications against distributed denial-of-service (DDOS), hacking and sniffing attacks. In addition, we have also adopted rigorous security policies and measures to protect our proprietary data and customer information.

Our business intelligence systems enable us to effectively gather, analyze and use internally-generated customer behavior and transaction data. We regularly use this information in planning our marketing initiatives for upcoming curated sales and merchandizing for our online shopping mall. Our business intelligence systems are configured to support decision-making intelligence such as dashboard, operation, operational analysis, market analysis, sales forecasts and products such as precision marketing, and other application-oriented products that facilitate data-driven decision-making and increase our product sales.

We have developed most of our key business modules in-house. We also license software from reputable third-party providers, and work closely with these third-party providers to customize the software for our operations. We have implemented a number of measures to prevent data failure and loss. We have developed a disaster tolerant system for our key business modules which includes real-time data mirroring, real-time data back-up and redundancy and load balancing.

We plan to use the blockchain technology to provide authentication capabilities for luxury goods, using cryptographic NFC chips and a decentralized marketplace.

Marketing

Our marketing objectives include enhancing our brand recognition, enhancing our trusted reputation among buyers and sellers, increasing word-of-mouth referrals, increasing organic traffic and stimulating repeat purchases. In addition, we aim to encourage further participation in our ecosystem for buying and selling luxury goods by marketing to existing customers in order to encourage buyers to become sellers and sellers to become buyers. In designing our marketing initiatives, our marketing team looks at customers at varying income levels and browsing and purchasing patterns. Specifically, we analyze customer acquisition, retention, length of relationship and attrition. We look at different customer groups and analyze the customer acquisition cost through marketing activities in the context of the revenue each group of customers is likely to provide.

We conduct marketing activities online through major search engines, portals, social media, online video and other major websites. We also conduct marketing activities specifically aimed at customers through mobile devices. Using mobile device IDs or user profiles, we track browsing and buying behavior and use the information to create a customized browsing experience in order to market to existing buyers. We aim to keep our customer base engaged by providing reminders of upcoming events and providing special mobile-only offers. We also use messaging channels such as WhatsApp and Line, to engage with our customer base and send them notifications on special events and promotions for the messaging application community.

To enhance our brand awareness, we also have engaged in brand promotion activities such as partnerships with major banks and brand ambassadors, including local celebrities, reputable fashion stylists and bloggers. We engage in ad campaigns (including television commercials) and social media engagements to build awareness and trust in our brand. In four countries we have a multi-year online luxury shopping partnership with MasterCard. We also send “push” notifications to buyers using our mobile app, notifying them of certain sales events. In addition, we engage in brand-building campaigns, such as promotional contests with prizes and our viral campaigns, such as “Reebonz Mobil” where we temporarily converted a truck into a mobile luxury boutique.

We also provide various incentives to our existing customers to increase their engagement. Our buyers earn loyalty credits for each purchase they make in our B2C Merchandise Business, B2C Merchant’s Marketplace and White Glove Service, and may redeem the credits towards purchases made of products sold by us in our B2C Merchandise Business, B2C Merchant’s Marketplace, White Glove Service and Reebonz Closets. We believe that an effective form of marketing is to continually enhance our customer experience, as customer satisfaction engenders word-of-mouth referrals and additional purchases and sales. We use a personalized approach based on a member’s browsing and buying behavior to provide notifications on products or promotions specific to their behavior.

We believe we have been able to build a large base of loyal buyers primarily by providing superior customer experience, including through our loyalty programs and conducting marketing and brand promotion activities. We provide various incentives to buyers to increase their spending and loyalty, and we send e-mails to buyers periodically with targeted product recommendations or events and to customers who have been inactive for certain periods of time. We had 131,677 and 119,659 total buyers in 2017 and 2018, respectively, among which 41.3% and 41.7%, respectively, were repeat buyers.

In addition to our promotional and brand building activities, we market to individual sellers by reaching out to experienced sellers using other platforms and by marketing to existing buyers and encouraging them to become sellers through our Sell Back feature. For our B2C Merchant’s Marketplace, we plan to conduct targeted marketing activities aimed at merchants, brands, and designers curated by us. Once we identify a seller that we believe would made a good addition to our marketplace, we will reach out to the seller about the possibility of selling through our platform.

As of December 31, 2018, our sales and marketing team consisted of 30 employees, located in Singapore and our other regional offices. We incurred US$7.6 million and US$5.4 million of marketing expenses in 2017 and 2018, respectively.

Competition

The luxury goods market, both online and offline, is very competitive, however, there is no direct competitor that offers the ecosystem of buying and selling, new and pre-owned luxury products in our Core Asia Pacific Market. Our primary competitors include global and regional online general retailers and marketplaces, global and regional online fashion retailers, luxury department retailers’ online stores, luxury brand owners’ online stores, regional multi-label concept retailers, and specialist online luxury retailers, such as Yoox Net-A-Porter and Farfetch. Our primary offline competitors include pre-owned luxury retailers, auction houses selling luxury goods and traditional brick-and-mortar retail channels including those operated by the luxury brands themselves and department stores. We believe we compete primarily on the basis of:

●	geographic focus in Southeast Asia and Asia Pacific;

●	focus on luxury segment only;

●	ability to identify products in demand among consumers and source these products on favorable terms from suppliers;

●	providing an ecosystem to buy and sell luxury goods;

●	providing new and pre-owned products;

●	breadth and quality of product offerings;

●	pricing and local payment options;

●	website features and mobile app;

●	value-added services such as authentication;

●	localization, customer service, fulfillment capabilities and returns and refunds processing; and

●	reputation among suppliers as well as among both buyers and sellers of luxury goods.

We believe that our size, market positioning and platform give us a competitive advantage in the markets where we operate. However, some of our current and potential competitors may have longer operating histories, larger customer bases, better brand recognition, more reliable sourcing, including from luxury brand owners directly, stronger platform management and fulfillment capabilities and greater financial, technical and marketing resources than we do. See “Risk Factors — Risks Relating to Our Business — We operate in a competitive environment and may lose market share and customers if we fail to compete effectively.”

Employees

As of December 31, 2018 we had a total of 302 employees. The following tables give breakdowns of our employees as of December 31, 2018 by function and by region:

Function	Number	Region	Number
Fulfillment	156	Singapore	156
Technology	56	Thailand	2
General and Administrative	60	Malaysia	10
Sales and Marketing	30	Australia	17
		Hong Kong	5
		Japan	5
		Taiwan	10
		Indonesia	56
		South Korea	37
		China	2
		USA	2
TOTAL	302		302

We place great emphasis on our corporate culture and seek to maintain consistently high standards everywhere we operate and to help us to realise our goals. We invest significant resources in the recruitment of employees to support our business operations. In 2019 and beyond, we plan to recruit additional employees in connection with the increasing staffing needs of our technology department, the expansion of our Marketplace Business and for our digital marketing team.

We provide a number of employee benefits, including social insurance funds, a medical insurance plan, a work-related injury insurance plan and a maternity insurance plan, and as required by local regulations, a mandatory provident fund.

We enter into labor contracts with our employees. We also enter into confidentiality and non-compete agreements with certain of our employees and senior management. The non-compete restricted period typically expires one to two years after the termination of employment, subject to local laws.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Intellectual Property

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright and trademark law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2018, we owned one computer software copyright, held one perpetual license agreement to use a software platform relating to various aspects of our operations and maintained 10 trademark registrations in Singapore and 62 trademark registrations outside Singapore. We had 18 trademark applications pending outside Singapore. As of December 31, 2018, we had 46 domain name registrations, including reebonz.com, among others.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased industrial all-risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain inventory insurance to cover items held on consignment through our White Glove Service. We also maintain marine insurance covering our inventory in transit. We maintain public liability insurance for our business activities. We also provide work injury compensation insurance and medical insurance for our employees. Additionally, we provide group hospitalization insurance for all employees and specialist coverage for our management staff. We also cover our board of directors through the directors and officers liability insurance. We consider our insurance coverage to be sufficient for our business operations.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Government Regulation

We are subject to laws and regulations in the jurisdictions where we conduct our business. This section summarizes certain rules and regulations that significantly affect our business activities.

Singapore

Broadcasting Act

All internet content providers (all persons who maintain websites), including us, are governed by an automatic class license, pursuant to the Broadcasting Act of Singapore (Chapter 28) and the Broadcasting (Class License) Notification. Internet content providers must comply with internet codes of practice as the Singapore Media Development Authority, or the MDA, may issue from time to time, and must ensure that its services are not used for any purpose or contain any program that is against the public interest, public order or national harmony or offends good taste or decency. Internet content providers also have obligations to assist certain investigations of the MDA and remove programs included in its service where the MDA informs the licensee that the program is contrary to a code of practice, is against public interest, public order or national harmony or offends against good taste or decency.

The Personal Data Protection Act 2012

The Personal Data Protection Act 2012 of Singapore, or the PDPA, generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (data, whether true or not, about an individual who can be identified from that data or other accessible information). The PDPA also imposes various obligations upon organizations, or the Main Data Protection Obligations, that relate to, among other things, the access to, the correction of, the protection of, the retention of and the transfer of, personal data. In addition, the PDPA requires organizations to check national “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers through voice calls, fax or text message.

The PDPA specifies various offenses that apply for failure to comply with PDPA requirements, which could apply to both organizations and their officers, depending on the circumstances. The PDPA also created a regulatory agency, the Personal Data Protection Commission, which has the power to give directions to organizations for compliance with the PDPA, including the power to require an organization to pay a penalty of up to S$1 million for breach of PDPA requirements. Apart from this, an individual has a right of private action against an organization for breach of the Main Data Protection Obligations if the individual suffers loss or damage directly as a result of a contravention of the Main Data Protection Obligations by an organization. The relief which a court may grant includes damages, injunctions and relief by way of declaration.

Laws affecting the sale of goods to consumers in Singapore

The Unfair Contract Terms Act of Singapore (Chapter 396), or the UCTA, provides that exclusion clauses in standard terms of business or where one of the contracting parties is a consumer are subject to a condition of “reasonableness.” Also, when a business deals with a consumer, the business cannot render contractual performance substantially different from what was reasonably expected of it, or render no performance at all in respect of the whole or part of any contractual obligation. The Sale of Goods Act of Singapore (Chapter 393), or the SOGA, regulates the sale of goods in Singapore. The SOGA implies certain terms into contracts of sale of goods, which include implied conditions that the seller has or will have the right to sell the goods and that goods supplied are of satisfactory quality. The SOGA also provides that where a seller wrongfully neglects or refuses to deliver goods, the buyer may sue for non-delivery. The damages available are the estimated loss directly and naturally resulting from the seller’s breach of contract in the ordinary course of events. Rights, liabilities and implied conditions arising under a contract of sale pursuant to SOGA may be excluded or varied by contract, subject to the requirements of the UCTA.

The Consumer Protection (Fair Trading) Act of Singapore (Chapter 52A), or the CPFTA, provides a buyer who has entered into a transaction involving an unfair practice with the right to bring an action against the supplier. This right to bring an action does not apply where the remedy or relief sought exceeds S$30,000. Unfair practices include situations where the supplier does or says anything which reasonably would result in the consumer being deceived or misled, or where the supplier makes false claims as to origin, performance characteristics or method of manufacture of the product.

The CPFTA also provides that if goods do not conform to the applicable contract at the time of delivery, the buyer would have the right to require the seller to repair or replace the goods, reduce the amount to be paid for the sale by an appropriate amount or to rescind the contract with regard to the goods in question. Goods which do not conform to the applicable contract at any time within the period of six months from the date on which the goods were delivered will be regarded as not having conformed to the applicable contract at the time of delivery.

Electronic Transactions Act

The Electronic Transactions Act of Singapore (Chapter 88), or the ETA, makes clear that, in general, transactions conducted using paper documents and transactions conducted using electronic communications will be treated equally by the law. While the ETA allows for certain rebuttable presumptions in connection with electronic transactions, which are generally helpful to us, we do not rely on these rebuttable presumptions on our website or platform in Singapore.

The Secondhand Goods Dealers Act

As a seller of pre-owned luxury goods, we are subject to the Secondhand Goods Dealers Act (Chapter 288A) of Singapore, or the SGDA, which requires dealers of certain secondhand goods, including watches and certain types of jewelry, to obtain a license or an exemption from the Singapore police before commencing operations. As of the date hereof, we have successfully registered and obtained exemption from the requirement to obtain a license for the purpose of dealing in secondhand goods on our website, www.reebonz.com, and we are currently applying for an exemption for our retail lounge. Any person who deals in secondhand goods except under and in accordance with the conditions of a license issued under the SGDA would be guilty of an offense. Any person who is guilty of an offense under the SGDA would be liable on conviction to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding 12 months, or to both.

In addition, dealers of secondhand goods are also required to comply with other rules of the SGDA and the regulations thereunder, including but not limited to record keeping requirements. Further, under the SGDA, if any person is convicted in any court of an offense under Chapter XVII of the Penal Code (Chapter 224) in respect of any property, and it appears to the court that the property has been sold to a secondhand goods dealer, such as our company, the court may, in certain circumstances, order the delivery of the property to the original owner either on payment to the secondhand goods dealer of the amount of the purchase price or any part thereof, or without payment thereof or of any part thereof, depending on the circumstances. The court may also adjourn the proceedings for the attendance of the secondhand goods dealer and may summon the secondhand goods dealer to attend the adjourned hearing. If after hearing the secondhand goods dealer, the court is satisfied that the secondhand goods dealer, before purchasing the property referred to above, (i) ought reasonably to have known or suspected that the property was stolen property, and (ii) did not exercise due care and diligence to ascertain that the property was not stolen property, the court may order the secondhand goods dealer to pay a financial penalty not exceeding S$2,000.

The Trade Marks Act

The Trade Marks Act (Chapter 332), or the TMA, establishes the law for trademarks in Singapore, including infringement of registered trademarks and the position of parallel-imported luxury goods. There are civil reliefs (such as injunction or damages) and criminal sanctions (such as fines) stipulated in the TMA for the import, sale or other commercial dealings in goods that infringe or counterfeit the registered trademarks belonging to brand owners.

Copyright Act

The Copyright Act (Chapter 63) sets out the protection of literary, dramatic, artistic and musical works, as well as entrepreneurial works (published editions, sound recordings, cinematograph films, broadcasts, performances and cable programs). Generally, only the owner of a copyright work has the right to reproduce, publish, perform, communicate and adapt his work, unless consent or authorization to do these acts have been obtained. The term of protection varies according to the type of work involved, and infringement of copyright will arise where there has been substantial reproduction or adaptation of the work. Company names are generally not regarded as literary works although brand logos are capable of protection as artistic works.

Australia

The sale and marketing of branded products to the Australian market by us, either through our Australian or non-Australian websites or through our Australian subsidiary’s operation of a physical store, is generally permitted subject to compliance with various laws and regulations in Australia. In particular our operations in Australia are subject to compliance with laws aimed at advancing consumer rights, protecting consumer privacy, regulating direct marketing practices, promoting fair trading, protecting the rights of owners of intellectual property and regulating the importation of goods in to Australia. In general, these laws prevent the making of misrepresentations in relation to products being offered for sale and the unauthorized sale of products that contravene intellectual property rights, such as the sale of branded products in the Australian market in circumstances where the brand owner has not consented to the application of its brand on products for sale in the Australian market. Further, Australian privacy laws govern the collection, handling and protection of personal information by a company. Our operations in Australia are also subject to Australian direct marketing laws that regulate how personal information can and cannot be used by a company for direct marketing purposes. Our Australian sales are also affected by taxation legislation and other fiscal policies adopted by the Australian government. In particular, sales of stock, financing and administration or management service arrangements between us and our Australian subsidiary must be consistent with the relevant provisions of Australian taxation laws relating to transfer pricing.

Consumer Guarantees

Consumer guarantees under the Australian Consumer Law, or ACL, apply in Australia for the supply of goods to consumers where (i) the price is less than AUD$40,000 or (ii) the goods are of a type ordinarily acquired for personal, domestic or household consumption. Relevant consumer guarantees include that the goods are of acceptable quality (fit for purpose), acceptable in appearance and finish, free from defects, safe and durable. An importer may be liable directly to the consumer if the manufacturer has no place of business in Australia. Liability for consumer guarantees cannot be excluded or limited.

Misleading and Deceptive Conduct and Passing Off

In general, Australian laws prevent the making of misrepresentations in relation to products being offered for sale in Australia. Under the ACL, it is unlawful for a person or corporation, in trade or commerce, to engage in conduct that is misleading and deceptive or likely to mislead and deceive. The sale in Australia of goods that were intended by the manufacturer for sale only overseas has the potential to give rise to representations that are misleading or deceptive, particularly where there is a difference in quality in the goods. In addition, the common law tort of passing off forms part of the law in Australia and prevents a person from misrepresenting that his goods are those of another trader where that misrepresentation is likely to deceive the public that the goods are the other’s party’s goods, and where the first trader suffers damage to its business, reputation or goodwill as a result of the misrepresentation.

Hong Kong

Sale of Goods Ordinance & Control of Exemption Clauses Ordinance

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong), or the SGO, implies certain terms into contracts of sale of goods in Hong Kong, which include implied conditions that the seller has or will have the right to sell the goods and that goods supplied are of satisfactory quality, fit for the buyer’s purposes, match the descriptions provided by the seller and any samples. The SGO also provides for circumstances where buyers may be deemed to have accepted goods and the actions that a buyer may take for any breach of contract by a seller.

Where any right, duty or liability would arise under a contract of sale of goods by implication of the SGO, the contract may (subject to the Control of Exemption Clauses Ordinance (Chapter 17 of the Laws of Hong Kong), or the CECO) be negated or varied by express agreement, or by the course of dealings between the parties, or by usage if the usage is such as to bind both parties to the contract. The CECO provides that exemption clauses in standard terms of business or where one of the contracting parties is a consumer in Hong Kong may have no effect to void a claim against the seller if such clauses are proved to be unreasonable.

Unconscionable Contracts Ordinance

The Unconscionable Contracts Ordinance (Chapter 458 of the Laws of Hong Kong), or the UCO, applies to a contract for the sale of goods or supply of services in which one of the contracting parties is a consumer. Under the UCO, if it is proven that the contract or any part thereof was unconscionable (unfair or not sensible) in circumstances relating to the contract at the time when it was made, the Hong Kong courts may refuse to enforce the contract, to only enforce the other provisions of the contract without the unconscionable part, or to limit the application of, or to revise or alter, any unconscionable part of the contract so as to avoid any unconscionable result.

Trade Descriptions Ordinance

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong), or the TDO, prohibits false trade descriptions, false, misleading or incomplete information, false marks and misstatements in respect of goods provided in the course of trade and false trade descriptions in respect of services supplied by traders in Hong Kong. Generally speaking, violations of the TDO are considered to be an offense under Hong Kong law, unless a defense is available.

Electronic Transactions Ordinance

The Electronic Transactions Ordinance (Chapter 553 of the Laws of Hong Kong) in general accords electronic record and electronic signature the same legal status as that of their paper-based counterparts.

Laws relating to intellectual property

The sale of branded products to the Hong Kong market by us either through our websites or through our Hong Kong subsidiary’s operation of offline pop-up events in Hong Kong are subject to compliance with laws aimed at protecting the rights of owners of intellectual property (including the Trade Marks Ordinance (Chapter 559 of the laws of Hong Kong), the Copyright Ordinance (Chapter 528 of the laws of Hong Kong) and the Registered Designs Ordinance (Chapter 522 of the laws of Hong Kong)). In general, these laws offer protection to brand owners that own intellectual property rights that are contravened by any unauthorized sale of the branded products in the Hong Kong market.

Laws of tort in respect of passing-off, procuring a breach of contract and conversion

The sale of branded products to the Hong Kong market by us either through our websites or through our Hong Kong subsidiary’s operation of offline pop-up events in Hong Kong are also subject to compliance with the common laws of tort in respect of passing-off (where a person misrepresents that his goods are those of another person and the misrepresentation is likely to so deceive or confuse the public, resulting in the latter to suffer damage to its business, reputation or goodwill), procuring a breach of contract (where there is a contractual arrangement in place between the trademark owner and an authorized dealer restricting the latter from selling the goods for re-sale outside a particular territory, a person who takes part in acts effecting the breach of that contractual arrangement in a concerted effort with such authorized dealer commits a tort) and conversion (where a person purchases stolen goods from his suppliers and sells them, even if that person neither knows nor ought to have known that it is acting unlawfully, or that person acts entirely without negligence).

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, covers any personal data that relates to a living person and can be used to identify that person, which exists in a form in which access or processing is practicable. It applies to a data user who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of the data. Pursuant to the PDPO, Hong Kong’s Privacy Commissioner for Personal Data, or the Commissioner, can investigate complaints of breaches of the PDPO, as well as initiate investigations and, at the conclusion of an investigation, issue an enforcement notice against the data user, requiring it to take remedial action. The Commissioner can institute civil or criminal proceedings against any data user that fails to comply with an enforcement notice, depending on the nature of the breach.

Contravention of an enforcement notice is an offense which could result in a maximum fine of HK$50,000 and imprisonment for two years.

The PDPO also criminalizes, among others, misuse or inappropriate use of personal data in direct marketing activities; non-compliance with data access request and unauthorized disclosure of personal data obtained without data user’s consent. The maximum penalty for breach under the PDPO is a fine of up to HK$1,000,000 and imprisonment for up to five years.

Theft Ordinance

Pursuant to section 24 of the Theft Ordinance (Chapter 210 of the laws of Hong Kong), a person handles stolen goods if (otherwise than in the course of the stealing) knowing or believing them to be stolen goods he dishonestly receives the goods, or dishonestly undertakes or assists in their retention, removal, disposal or realization by or for the benefit of another person, or if he arranges to do so.

Such person shall be guilty of an offense and shall be liable on conviction to imprisonment for up to 14 years.

South Korea

Act on Consumer Protection in Electronic Commerce Transactions, etc.

The Act on Consumer Protection in Electronic Commerce Transactions, etc., or the E-Commerce Consumer Protection Act, provides a general framework for regulation of e-commerce businesses, and sets forth legal requirements with the goal of providing consumer protection for sale of goods and services by any means not involving direct, face-to-face contact between a seller and a buyer. This is referred to as “distance selling,” which includes transactions conducted through telecommunications and any other means of distance communication, such as the internet. Under the E-Commerce Consumer Protection Act, a business seeking to engage in distance selling must comply with the following legal requirements:

Reporting requirements: The distance selling trader must report information including, among other things, its contact details, internet domain name and the location of its host server to the Korea Fair Trade Commission, or the KFTC, or other relevant government entities;

Notification requirements to customers: The distance selling trader must notify and provide its counterparty with documents (electronic or otherwise) containing basic descriptions of the transactions prior to supplying or providing the products or services, and the information contained in such documents needs to include, among others (i) details of sellers and suppliers, (ii) name, type and contents of as well as other information relating to the products or services being sold, (iii) pricing and payment information, (iv) time and method of supply, (v) method of, deadline for and effect of withdrawal of the order or termination of the contract (including standard form of documents for such withdrawal or termination), (vi) terms and procedures regarding return, exchange, guarantees, refund and compensation in case of delay in refund of the products or services, (vii) certain types of customer service policies, (viii) standard terms and conditions for the transaction (including methods of how to find such standard terms and conditions to verify them), (ix) in case of distance selling under which the consumer pays all or part of the products’ price in advance of the products or services, the fact that such consumer may use certain escrow payment as specified in the E-Commerce Consumer Protection Act and (x) other terms of transaction that may affect the consumer’s decision on the purchase;

Timing requirements: The distance selling trader must take action on the supply of the products or services within seven days, or three business days if advance payment is made (or any other period mutually agreed between the distance selling trader and the consumer) from the date the consumer placed the order. If the distance selling trader becomes aware of any problem in the supply of the products or services ordered, it must promptly notify the consumer of the reason, and in case of distance selling with advance payment, must refund, or take measures necessary for such refund, the amount paid by the consumer within three business days from the date of payment;

Cancellation: Subject to certain exceptions, a consumer may cancel an order or return the products or services ordered within specific time periods; and

Refunds: Upon cancellation of the purchase and return of the products or services by the consumer, the distance selling trader must return the purchase price within three business days from the date it has received the returned products or services. If the products or services are returned without cause, the consumer must bear the delivery expenses. If the cause of the return of products is attributable to the distance selling trader, then the distance selling trader must bear the delivery expenses.

The E-Commerce Consumer Protection Act also regulates businesses which are considered to be “distance selling intermediaries.” These businesses facilitate the distance selling by third parties by making available for use to such third parties a website or other means of distance selling. As an online marketplace provider for distance selling by third parties, regulations relating to “distance selling intermediaries” in the E-Commerce Consumer Protection Act are applicable to our business in South Korea. For example, under the E-Commerce Consumer Protection Act, unless a distance selling intermediary expressly disclaims liability by notice or agreement regarding sales of products, the distance selling intermediary bears joint and several liability with such distance selling trader for damages caused to such trader’s consumers if such damages are caused by willful misconduct or negligence.

Investigation of Breach

The KFTC, the head of city government or the provincial government may, on its own authority or upon petition, conduct necessary investigations relating to violations of the E-Commerce Consumer Protection Act and, in case of any violation, order the violating entity or person to cease and desist, order compliance or take other corrective measures. If the violating entity or person repeats the violation or does not comply with the ordered corrective measure, the KFTC may suspend all or part of the business of the violating entity or person for up to one year or impose a penalty surcharge up to an amount not exceeding the sales amount related to the violation. Not responding to the correction order may also result in imprisonment of up to three years or a fine of up to KRW100 million.

Prohibited Actions

The E-Commerce Consumer Protection Act prohibits distance selling traders and distance selling intermediaries from engaging in certain actions, including among others, misrepresentation, fraud, supplying products without an order and demanding payment, and using consumer information without permission or beyond the scope permitted. A failure to comply with such requirements could result in a fine of up to KRW10 million and a correction order from the KFTC.

Telecommunications Business Act

The Telecommunications Business Act classifies telecommunications service providers into three categories: a network service provider, a specific service provider and a value-added service provider.

An operator of an online marketplace, such as Reebonz Korea Co., Ltd., is classified as a value-added service provider under the Telecommunications Business Act. Value-added service providers are subject to certain reporting requirements and must notify users, among others, of any suspension or closure of all or part of their business and report such events to the relevant authority at least 30 days in advance.

Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

The Act on Promotion of Information and Communications Network Utilization and Information Protection, etc., or the Information Communication Network Act, requires online service providers to protect consumer information maintained by such service providers. When gathering personal information, online service providers must notify the user of (i) the purpose of gathering and using the personal information, (ii) the items of personal information that it intends to gather among others, and (iii) the period of time during which it intends to retain and use the personal information, and obtain consent from the user. Furthermore, in case such information is provided to a third party, online service providers must obtain consent from the user after providing certain notifications. Also, the online service provider may only gather the minimum necessary information directly related to the service it provides. Any use or disclosure of information to a third party beyond the scope notified to the user or agreed in a contract with the user is allowed only when the user consents to such use or disclosure or when such use or disclosure is permitted under any other laws or regulations of South Korea. Certain exceptions to the consent requirement apply. Using or receiving personal information beyond the scope notified to the user or as set forth in the contract or providing personal information to a third party may be punishable by imprisonment of up to five years or a penalty of up to KRW50 million.

After the online service provider has achieved its purpose of collecting or receiving personal information or after the period during which the third party was allowed to hold and use such information has expired, subject to the Information Communication Network Act’s requirement for retention of certain information on contracts, sales, consumer complaints, among others, the online service provider must immediately destroy the personal information, provided, that the same must not apply where it is required to preserve the personal information in accordance with any other laws. A user may claim damages against an online service provider for the harm suffered as a result of the online service provider’s breach of the requirement to protect personal information under the Information Communication Network Act. In such cases, the online service provider may not be discharged from liability, unless it proves that such harm was not due to its willful or negligent act.

Laws Relating to Intellectual Property or Prohibited Items

Certain laws relating to intellectual property rights, such as the Copyright Act or the Trademark Act, regulate items being sold in online marketplaces that infringe on third-party intellectual rights. For example, under the Copyright Act, importers or distributors of authentic luxury goods are prohibited from using others’ images or descriptions of such products. However, if the images or descriptions are created by them and do not constitute a reproduction or transmission of others’ images or descriptions, such use of images or descriptions of the products may be allowed.

Under the Trademark Act, parallel importation is not prohibited and does not itself constitute a trademark infringement if (i) the imported product is a “genuine product” bearing the trademark which was attached by a foreign trademark owner or licensee of such trademark, (ii) such foreign trademark owner or licensee and a domestic trademark owner or licensee (if any) are the same person or entity, or have a close legal or economic relationship (for example, the domestic trademark owner or licensee is an exclusive dealer or distributor or an affiliate of the foreign trademark owner or licensee), and (iii) there is no substantial difference between the product imported by a parallel importer and the products distributed in Korea by a domestic dealer or distributor having the domestic trademark right or license, in terms of product quality (such as the product’s functionality or durability) but not in terms of ancillary services (such as customer service support for the product or replacement of the product). Any person who knowingly infringes a trademark right or an exclusive license to trademark could be subject to imprisonment of up to seven years or a fine of up to KRW100 million. An entity whose representative, agent or employee infringed the trademark right or exclusive license to trademark could also be subject to a fine of up to KRW300 million.

In case the trademark on a product imported by a parallel importer is used as a business mark of the parallel importer and, as a result, misleads others to believe that the parallel importer is an official domestic agent or licensee of the foreign trademark owner or licensee, such use of trademark may constitute an act of unfair competition that is prohibited under the Unfair Competition Prevention and

Trade Secret Protection Act. However, if the parallel importer exercises due care to avoid such confusion by, for example, clarifying on its website that it is not an owner or licensee of the trademark of luxury goods imported and distributed by it or an agent or dealer of the foreign owner or licensee of such trademarks, and that it has no relationship whatsoever with such foreign trademark owner or licensee, the parallel importer’s such use of trademark is not likely to constitute a prohibited unfair competition. An individual who violates the Unfair Competition Prevention and Trade Secret Protection Act by knowingly engaging in an act of unfair competition could be punished by imprisonment of up to three years or a criminal fine of up to KRW30 million, and an entity whose representative, agent or employee commits an act of unfair competition could also be subject to a criminal fine of up to KRW30 million.

Taiwan

Consumer Protection Act

A business operator who engages in the business of designing, producing, manufacturing, importing or distributing goods, or providing services to consumers, is subject to the Consumer Protection Act of Taiwan, or the CPA. With respect to a business operator of an online retail business, the following rules under the CPA apply:

Seven-day Return Period for Online Sales

A consumer who purchases goods online, through telephone, by mail order or in any other similar manner which does not allow a consumer to examine the goods physically (“mail order sale” or “distance sale”) is entitled to return the goods within seven days from the receipt without stating any reasons or paying any expenses or the purchase price under the CPA. Any agreement limiting the seven day return period will be deemed null and void under the CPA.

Regulations on Standardized Contracts

Under the CPA, if a business operator enters into a standardized contract with consumers, the interpretation of the terms and conditions therein should be based on the principles of equality and reciprocity, and if ambiguity exists, interpretations shall be made favorable to consumers. In addition, the CPA authorizes competent authorities to promulgate mandatory and prohibitory provisions of a standardized contract to be used in certain industries. Any terms and conditions contained in the standardized contract used by a business operator violating the mandatory and prohibitory provisions shall be null and void, and such provisions would automatically constitute part of the agreement between the business operator and the consumer. For online retail businesses, the “Mandatory and Prohibitory Provisions Governing Standardized Contracts for the Online Retail Industry” will apply. For online marketplace businesses, if the marketplace operator withholds payment pending the expiration of the return period and remitting the same to the seller, the “Mandatory and Prohibitory Provisions Governing Standardized Contracts for Third-Party Payment Service” will apply. According to the CPA, a business operator who violates the mandatory and prohibitory provisions of the standardized contract will be subject to, unless otherwise provided by law, an administrative fine of NT$30,000 to NT$300,000 if it fails to rectify the violation within the period specified by the competent authority. The fine can be further increased to NT$50,000 to NT$500,000 if it fails to rectify the violation pursuant to the subsequent order, and such fines may be imposed until the violation is remedied.

Notification Requirement for Online Sales

The CPA currently requires a business operator to inform consumers of the following information in writing when making a distance sale: the terms and conditions of the sale, the names of the business operator and its responsible person, and the office address or residential address. An amendment to the CPA, which is not yet effective, will require additional information to be disclosed, including, among others, the deadline for the consumer to rescind the transaction and/or return the goods purchased (the seven day return period), the method of handling consumer complaints and other matters required by competent authorities.

False Advertisements

Under the CPA, a business operator must ensure the accuracy of the content of advertisements, and a business operator’s obligations to consumers shall not be less than what is stated in its advertisements. In addition, a media business operator engaging in publishing or reporting advertisements who knows or should have known that the contents of the advertisements are untrue will also be jointly and severally liable to consumers who rely on such advertisements.

Dispute Resolution Mechanism for Consumer Complaint

According to the CPA, when a dispute arises, a consumer may file a complaint with the business operator, a consumer protection group or a consumer service center (which is a part of the local government), and if a complaint is not properly handled by the business operator within 15 days, the consumer may further file a complaint with a consumer protection officer. If the dispute is still unresolved, the consumer may further apply for mediation by the Consumer Dispute Mediation Commission. If meditation is unsuccessful, a consumer may seek relief from the appropriate court where the consumer/business operator relationship was established.

C. Organizational structure

The following diagram depicts the organizational structure of Reebonz Holding Limited and its subsidiaries as of the date of this Annual Report.

1.	A 51% interest in Reebonz (Thailand) Limited is legally owned by local Thai shareholders, who have assigned their power to direct relevant activities and rights to variable returns to us. As a result, we consolidate Reebonz (Thailand) Limited as a subsidiary. Revenues from Thailand accounted for 1.2% of our revenue in 2018.

2.	We are entitled to appoint a majority of the board of directors of Reebonz Korea Co., Ltd. We have concluded that we have control over Reebonz Korea Co., Ltd. and its key activities, and own rights to a majority of its variable returns and accordingly we consolidate Reebonz Korea Co., Ltd. as a subsidiary. The remaining interest in Reebonz Korea Co., Ltd. is owned by ISE Commerce Inc. and a number of other shareholders which each own less than 5% of the shares of Reebonz Korea Co., Ltd. Revenues from Korea accounted for 24.7% of our revenue in 2018.

D. Property, plants and equipment

The Company has its headquarters in Singapore and logistics centers in Singapore and six other cities. The table below summarizes its facilities as of December 31, 2018.

				Lease period (Day / Month / Year)
Country	Location	Gross Floor Area (square meter)	Use	Start	End
Singapore	5 Tampines North Drive 5 Reebonz Building Singapore 528548	19,974	Headquarters, office space, operations and logistics center	01/12/2014	30/11/2044
Singapore	1 Habourfront Walk #01-138/139 Vivo City Singapore 098585	332	Retail	29/04/2018	11/02/2019
Korea	Samjin Building 7F, 113 Achasanro, Seongdong-gu, Seoul, Korea	709	Office, Warehouse	01/06/2015	31/05/2019
Korea	Daereuk Building 5F 501, 636-43, Deongchon-dong, Gangseo-gu, Seoul, Korea	129	Invitree Office, Warehouse	24/09/2018	23/09/2019
Australia	Unit 8/888 Bourke St, Zetland, NSW 2017, Australia	349	Headquarters, office space, operations and logistics center	08/11/2016	08/10/2019
Australia	Shop G01, 570 George Street, Sydney, NSW 2000 , Australia	208	Retail	18/09/2015	16/09/2020
Indonesia	Prince Center Building, 3rd Floor Jl. Jend. Sudirman Kav. 3-4 Jakarta 10220	720	Office, Reebonz Space	18/12/2018	17/12/2019
Malaysia	100.3.007 & 100.3.009 129 Office Block J Jaya One No 72A Jalan Universiti 46200 Petaling Jaya , Selangor Darul Ehsan, Malaysia	366	Office Space, operations and logistics center	01/09/2017	31/08/2019
Malaysia	S4-S11 Second Floor, Lot 10 Shopping Centre , 50 Jalan Sultan Ismail 50250 Kuala Lumpur Malaysia	396	Retail	03/04/2017	02/04/2019
Japan	Reebonz Japan KK 2-15-3 Yoshikawa Bldg 2F Hakataekimae Hakata-ku Fukuoka Japan 812-0011	48	Office Space and operations	01/06/2018	31/05/2020
Thailand	Unit 903, 9th Floor RSU Tower, 571 Sukhumvit Road Klong Ton Nua, Wattana, Bangkok 10110, Thailand	13	Office Space, operations and logistics center	01/10/2018	30/09/2019
Hong Kong	Unit D&E , 18/F Seabright Plaza , 9-23 Shell Street , North Point	182	Office Space and operations	02/01/2019	31/01/2020
Taiwan	3F-1 No.97 Songren Rd, Xinyi District , Taipei City 110, Taiwan	103	Office Space, operations and logistics center	01/01/2018	31/12/2019
USA	Galvanize Ste 400, 1644 Platte St, Denver CO80202	-	Office Space and operations

 To expand its warehouse space and accommodate future growth, Reebonz constructed a new 215,000 square foot headquarters in Singapore, which construction was completed in 2017. The new headquarters houses a logistics center, which is specifically designed for Reebonz’ luxury goods business, increasing its warehouse space in Singapore by nearly threefold. Reebonz spent a total of approximately US$28.0 million on land acquisition, construction and warehousing equipment purchase in connection with this project, which includes US$5.4 million paid in 2014 for the land rights for our headquarters. Reebonz financed this project through cash from operations and a loan facility of US$20.7 million granted by a local bank in Singapore.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this Annual Report. See “Special Note Regarding Forward Looking Statements.”

In this section, references to “we,” “us,” “Reebonz” and “our” are intended to refer to Reebonz Holdings Limited and its subsidiaries, unless the context clearly indicates otherwise.

Overview

We believe we are a leading player in the online luxury market in our markets of Southeast Asia and Core Asia Pacific Market, based on GMV. Our Core Asia Pacific Market consists of Singapore, Malaysia, Indonesia, Thailand, the Philippines, Vietnam, Hong Kong, South Korea, Taiwan, Australia and New Zealand, collectively. “Southeast Asia” is comprised of only Singapore, Malaysia, Indonesia, Thailand, Philippines and Vietnam. We make luxury accessible to consumers through our internet platform, which includes localized versions of our website, www.reebonz.com, and our Reebonz mobile application, complemented by our offline channels. Through our core B2C Merchandise Business, we curate and sell authentic new and pre-owned luxury goods, including handbags, small leather goods and other accessories, shoes, watches and jewelry, from the world’s leading luxury brands. We also provide a marketplace for individuals to sell new and pre-owned luxury goods. We believe our buyer and seller promises, transaction fulfillment services, returns and refunds policies and product authentication capabilities have helped us build a trusted reputation that encourages buyers and sellers to use our platform. With the introduction of our White Glove Service, a consignment marketplace in 2012, Reebonz Closets, a C2C marketplace, in February 2015, and the launch of our B2C Merchant’s Marketplace in Singapore in May 2015, we expect to grow our B2C Marketplace Business to complement our B2C Merchandise Business by enabling our buyers to become sellers, and sellers to become buyers, thereby transforming our business into an ecosystem for luxury goods that increases engagement and enhances the lifetime value of our customers. We provide buyers and sellers an omni-channel experience to buy and sell luxury goods through our integrated websites, mobile application and offline channels. Our business has grown substantially since its launch in May 2009. In 2018, we achieved a GMV of US$234.5 million) and revenue of US$88.4 million).

Our business model is summarized below:

B2C Merchandise Business. Currently, our core business is our B2C Merchandise Business, which consists primarily of our B2C “e tailing” business, through which we sell authentic new and pre-owned luxury goods to buyers through our platform. We source new items primarily from authorized distributors and luxury wholesalers and pre-owned items from individuals, pre-owned luxury dealers and auction houses. Unlike for our marketplaces, we purchase these new and pre-owned items as inventory for sale to our buyers. Our sales are largely made through limited time curated sales events and open catalogue listings on our online platform as well as offline channels. In 2018, our B2C Merchandise Business accounted for 53.0% of our GMV and 94.4% of our revenue.

Marketplace Business. Our Marketplace Business consists of our C2C Individual Seller’s Marketplace and our B2C Merchant’s Marketplace. Our C2C Individual Seller’s Marketplace allows individual sellers to sell luxury goods to buyers through Reebonz Closets or our White Glove Service. Our Reebonz Closets, launched in February 2015, is a C2C marketplace, where individual members use our mobile application to sell pre-owned luxury goods directly to other members in the same country, with the added benefit of authentication by our ateliers before delivery to the buyer. Reebonz Closets currently operates in Singapore, Hong Kong, Malaysia, Taiwan and Thailand, and we intend to launch Reebonz Closets in other markets in the future. Our White Glove Service, which was launched in 2012, caters to premium individual sellers. Through our White Glove Service, we take luxury goods on consignment from individuals, offer them for sale on our platform and, in addition to authentication, provide certain services such as valuation, grading, photographing, writing product descriptions, and interfacing with buyers. In 2018, our Marketplace Business accounted for 47.0% of our GMV and 5.1% of our revenue. In May 2015, we launched our B2C Merchant’s Marketplace in Singapore. Our B2C Merchant’s Marketplace is a B2C marketplace that aggregates multi brand boutiques, shops that sell pre-owned luxury goods, vintage luxury dealers, and local “Asian Designers” and “Independent Brands” curated by us from around the world and allows them to sell new and pre-owned luxury goods on our platform.

We generate our revenue from our B2C Merchandise Business and Marketplace Business. Our Reebonz Closets and B2C Merchant’s Marketplace were introduced in February 2015 and May 2015, respectively, and therefore our marketplace revenue for periods prior to 2015 does not include any revenue from these marketplaces. Prior to 2015, our marketplace revenue was mainly derived from our White Glove Service.

Key Factors Affecting Our Results of Operations

Our Ability to Attract and Retain Buyers and Sellers at a Reasonable Cost

Attracting and retaining buyers has been our key focus since our inception, particularly for our B2C Merchandise Business, and with our expansion of our Marketplace Business, we expect that attracting and retaining sellers will also be an important factor in maintaining and expanding our growth. In 2018, 83.8% of our revenue was from sales made through online channels, including our websites and mobile application, and 16.2% of our sales were made through offline channels. We measure our effectiveness in attracting and retaining buyers for our online channels through several key performance indicators, including our total buyers, new buyers, repeat buyers, total orders, orders placed by repeat buyers, average order value, or AOV, and average GMV per user. The following table sets forth these indicators for our online channels for the periods presented:

	2016	2017	2018
Accumulated buyers	349,880	441,612	523,057
New buyers	92,640	91,732	81,445
Repeat buyers	63,054	54,329	49,932
Total buyers	136,828	131,677	119,659
Total orders	248,800	215,510	198,489
Percentage of total orders placed by repeat buyers	70.3%	64.1%	64.9%
GMV (USD$, in millions)	247.0	250.1	234.5
Revenue (USD$, in millions)	128.0	107.7	88.4
AOV (USD$)	568	672	675
Average GMV per user (USD$)	1,033	1,099	1,119

(1)	The number of “accumulated buyers” means, as of the end of the period specified, the number of total buyers on a cumulative basis since our inception.

(2)	A “new buyer” means any unique buyer, as identified by his or her unique customer identification number in our system, who made his or her first online purchase in the specified period (we currently do not track offline orders from buyers using their unique customer identification number), regardless of the buyer returning or cancelling the order.

(3)	A “repeat buyer” means any buyer, as identified by his or her unique customer identification number in our system, who made an online purchase in the specified period and had previously made one or more online purchase through our platform from our inception to the end of the specified period (we currently do not track offline orders from buyers using their unique customer identification number), regardless of the buyer returning or cancelling the order. A new buyer that makes his or her first purchase and then a repeat purchase during the same period would be considered a “repeat buyer” for such period and would also be considered a “new buyer” for such period.

(4)	“Total buyers” for a specified period means, collectively, the unique buyers, as identified by his or her unique customer identification number in our system, who have made online purchases through our platform during the specified period (we currently do not track offline orders from buyers using their unique customer identification number), regardless of the buyer returning or cancelling the order.

(5)	“Total orders” for a specified period means total online orders (we currently do not track the number of offline orders), regardless of the order being returned or cancelled.

(6)	“GMV” for a specified period represents gross merchandise value and is an operating metric, which is the total value of online orders placed and offline merchandise sold through our Merchandise Business or our Marketplace Business that are generally initiated through our platform.

(7)	“Average order value” or “AOV” represents online transacted GMV for the period divided by the number of online orders from buyers during the period (we currently do not track the number of offline orders), regardless of the order being returned or canceled or discounts and credits being applied.

(8)	“Average GMV per user” represents online transacted GMV for the period divided by the number of total buyers who purchased online during the period (we currently do not track offline orders from buyers using their unique customer identification number), regardless of the order being returned or canceled or discounts and credits being applied.

The decrease in our total buyers and repeat buyers have been primarily attributable to the limited investment in marketing, offset by the growth in the number of our registered members from 5,536,652 in 2017 to 5,875,887in 2018, and to the mix shift in geographic expansion of our business, including increase in sales of pre-owned goods, changes in consumer spending patterns in the markets where we operate, more consumers being able to afford luxury goods, and the regional growth in e commerce and mobile commerce, as well as increased recognition of our Reebonz brand and platform.

The decrease in our total orders has primarily resulted from the limited investment in marketing, which impacted both repeat buyers and new buyers. In 2017 and 2018, 64.1% and 64.9%, respectively, of our total orders were placed by repeat buyers. The total number of repeat buyers were 54,329 and 49,932, in 2017 and 2018, respectively, representing 41.3% and 41.7%, respectively, of the total buyers during the same periods. Our total buyers were 131,677 and 119,659 in 2017 and 2018, respectively. Our buyers may include those that have made purchases through both our online B2C Merchandise Business and our Marketplace Business during the same period.

The overall growth in AOV and average GMV per user have been driven by, among other things, a growth in higher value luxury goods available through our platform, which occurred due to changes in the mix of brands and products that we carry and our increased sales of pre-owned luxury goods.

We expect that, as our Marketplace Business grows, the number of individual sellers and merchants selling through our platform and as a result the number and value of products sold through our platform, will continue to increase and be a factor in our operating results.

Our customer acquisition strategy has been a key factor affecting our growth. Historically, we have maintained stability in our marketing costs as a percentage of revenue, and we expect that our ability to control such costs and improve market efficiency as our business grows, particularly as we expand our Marketplace Business, will continue to be a key factor which affects our results.

Geographic Expansion

Our entry into new countries significantly affects our number of buyers and results of operations. Our business started in 2009 when we commenced operations in Singapore, followed by Hong Kong and Australia. Since 2009, our business has expanded to new countries, and we currently have a presence in nine Asia Pacific countries, including Singapore, Hong Kong, Taiwan, South Korea, Malaysia, Australia, Indonesia, Thailand, and China and ship to additional regions such as Middle East and North America. We have grown primarily organically by establishing local subsidiaries. In certain situations, we have made acquisitions or entered into joint ventures, such as in 2013 when we acquired Club Venit in Korea; however, we do not consider the contribution of such acquisitions to our overall growth to be significant. Our expansion into new markets and our ability to deepen our market presence have been a key driver of our revenue growth. Expansion and our efforts to further penetrate markets have negatively impacted our gross profit margin periodically, as we have offered discounts and other promotions when entering new markets, such as Korea and Indonesia.

Business Lines and Supply of Products

Since our inception, our core business has been the sale of new luxury goods through our B2C Merchandise Business. Toward the end of 2012, we started buying and selling pre-owned luxury goods and commenced the sale of pre-owned luxury goods through our White Glove Service. In February 2015, we introduced Reebonz Closets and in May 2015 our B2C Merchant’s Marketplace, which we expect will continue to support our growth. Products sold through our Marketplace Business are sold directly from sellers to buyers, and, accordingly, we do not purchase inventory related to this business. Therefore, we do not record any cost of revenue for our Marketplace Business, and our gross profit reflects 100% of our revenue from our Marketplace Business. For our B2C Merchandise Business, we record cost of revenues, which primarily consists of the cost of purchasing luxury goods that we sell through our B2C Merchandise Business, as well the cost of shipping such goods to our logistics centers. Accordingly, our gross profit for our B2C Merchandise Business represents the difference between our B2C Merchandise Revenue and our cost of revenues. As a result, going forward, as we expect our Marketplace Business grows as a percentage of our revenue, we expect that our gross margin for our overall business would be higher due to the inclusion of the full amount of Marketplace Revenue in our gross profit. In addition, we expect that our expansion of our Marketplace Business will increase the number of individual sellers and merchant boutiques as well as SKUs on our platform and allow us to scale our business.

Demand for Luxury Goods and Growth of E Commerce and Mobile Commerce

The overall demand for luxury goods sold through our platform is affected by the demand for luxury goods in the markets where we sell our products. We believe that brand awareness and the growth in consumer demand for luxury goods have been key factors affecting our results. In addition, our business is affected by the growth of e-commerce and mobile commerce in those markets. According to Bain, e-commerce and smartphone penetration is expected to increase across Asia.

In particular, we believe consumers of luxury goods are increasingly shopping online and especially through mobile devices. 62.1% of our online revenue was generated from our mobile application in 2018, as compared to 55.1% in 2017 respectively. In line with our mobile strategy, in February 2015, we introduced Reebonz Closets, an interactive marketplace that encourages social discovery of pre-owned luxury goods which is available to buyers and sellers through their mobile devices. We also host special promotions and sales events that are available exclusively on our mobile application, as well as use “push” notifications to promote targeted sales events based on analyses of our mobile customers’ purchasing and browsing behaviors. We use messaging channels such as WhatsApp, Wechat, and Line, amongst others to engage with our customer base and send them notifications on special events and promotions. As a result, sales through our mobile application have grown significantly since its launch in June 2010, and we expect that our ability to continue to grow sales through our mobile application will continue to impact our results going forward.

Brand, Product, Channel and Geographical Mix

Our revenues, cost of revenues and margins are significantly affected by the pricing of our products and our cost of merchandise. Our pricing varies by brand, product type, channel and geography. Our cost of merchandise, which is the largest component of our cost of revenue, varies by brand and product type. Accordingly, the mix of brands and product types we sell and the mix of channels being used and the mix of countries where we sell our products, all impact our revenues and margins.

From time to time we have shifted our brand and product mix in order to increase our AOV, and this has affected our revenues and gross margins. For example, we continuously optimize our product mix to sell more of higher value goods and brands and reduced our emphasis on certain lower value items, such as small leather goods and shoes. This allows us to improve certain operating cost efficiencies by achieving revenue growth through the sale of fewer higher value items at higher prices. We centrally coordinate pricing decisions across our markets in order to pursue improved margins. We set prices dramatically to be more in line with local considerations, such as local pricing by brand owners, competition and demand. We typically seek to align our pricing of particular products based on the countries where we can derive the highest margins, and then may choose to reduce prices to the extent necessary to increase demand. We have increased contribution of Marketplace Business which has resulted in increase in gross profit margin. In 2017 and 2018, our Marketplace Business contributed 39.5% and 47.0% of GMV respectively. We expect that as we increase individual sellers, merchant boutiques and SKUs in the Marketplace Business, the contribution will continue to grow.

In addition, our mix of in-season and out of season products, and pre-owned and new products also affects our margins, with new in season products typically carrying higher prices but lower margins as compared to new out of season products and pre-owned products. Because we use offline channels as a marketing tool, and sometimes to clear out of season stock, the products we sell in our offline channels can have lower prices, and therefore our revenues and margins may be impacted by our online and offline channel mix. Offline sales contributed 21.2% and 16.2% of our revenue in 2017 and 2018, respectively.

From a geographic perspective, our dynamic pricing strategy varies by country due to, among other things, varying consumer preferences across countries, country specific discounts and credits driven by our marketing strategies, local competition and differing regulatory, taxation and foreign exchanges regimes.

We may continue to alter our brand and product mix, channel mix and geographical mix of our sales from time to time, and can do so, for example, with a view to increasing revenues at the expense of margins, or increasing margins at the expense of revenues. To the extent our sales by brand, product type, channel or geography fluctuate, our revenues and margins could be significantly affected.

Our Investment in User Experience, Technology and Infrastructure

We have made, and will continue to make, significant investments in our platform and ecosystem to attract buyers and sellers and enhance user experience, including providing a personalized experience, dynamic and localized pricing of products, predictive analytics to determine the Sell Back value, integrating with 62 financial institutions in all the countries we operate in, speeding up delivery time and through improving the features of our platform. We have an omni-channel and omni-stock strategy where we will continue to integrate with merchant boutiques around the world as well as products in our offline channels. We expect that our investments will continue to include developing our data analytics in order to optimize user experience, targeting our marketing activities, optimizing our cross-border operations and maintaining and improving our mobile application.

We expect to continue to extend our operational capabilities to support our long term growth. We completed construction of our new, 215,000 square foot headquarters in Singapore in 2017, specifically designed to house luxury goods to allow us to increase warehouse space as we grow our business and optimize our localized and cross border supply chain process. Our new headquarters allow us to better manage costs through owning our own land rather than renting, thereby reducing rental expenses. However, our depreciation expenses increased through our property ownership.

Our Ability to Increase our Scale

Our margins are significantly affected by the scale of our business. We expect that as the size of our business grows, we will be able to negotiate more favorable pricing with our suppliers of luxury goods, logistics providers, marketing service providers, technology providers, and merchant boutiques. In addition, we believe that as our business grows we will be able to increase our cost efficiency due to economies of scale. Our logistics center at our new headquarters allow us to increase our scale at a lower cost.

Key Components of Results of Operations

Revenue

We generate our revenue from our B2C Merchandise Business and Marketplace Business. Merchandise revenue represents revenue from our B2C Merchandise Business and are generated when we act as principal for the direct sale of luxury goods from our inventory to buyers through our platform. Merchandise revenue is recorded net of discounts, credits, refunds and taxes. Marketplace revenues represent the commissions that we earn for sales made by third parties using our platform.

The following table sets forth our revenue by business line, broken down by amounts and percentages of revenue for the years/periods presented

	2016		2017		2018
	US$	%	US$	%	US$	%
Revenue:
B2C Merchandise Business revenue	125,769	98.3	104,347	96.9	83,412	94.4
Marketplace Business revenue	2,234	1.7	3,056	2.8	4,498	5.1
Rental revenue	-		336	0.3	469	0.5
Total revenue	128,003	100.0	107,739	100.0	88,379	100.0

We closely monitor our total number of orders and average order value as an indicator of revenue trends. Our total numbers of orders were 248,800 in 2016, 215,510 in 2017 and 198,489 in 2018, among which 70.3%, 64.1% and 64.9%, respectively, were orders placed by repeat buyers. Average order value increased from US$568 in 2016 to US$672 in 2017 to US$675 in 2018.

GMV for a specified period represents gross merchandise value and is an operating metric, which is the total value of online orders placed and offline merchandise sold through our Merchandise Business or our Marketplace Business that are generally initiated through our platform.

The following table sets forth our GMV by business line, broken down by amounts and percentages of GMV for the years/periods presented.

	2016		2017		2018
	US$	%	US$	%	US$	%
GMV:
B2C Merchandise Business GMV	159,081	64.4	151,231	60.5	124,402	53.0
Marketplace Business GMV	87,931	35.6	98,820	39.5	110,135	47.0
Total GMV	247,012	100.0	250,051	100.0	234,537	100.0%

Cost of revenue

Our cost of revenue primarily consists of the cost of purchasing luxury goods that we sell through our B2C Merchandise Business, the cost of shipping such goods to our logistics centers, and allowance for inventories. As the revenue generated from our Marketplace Business represents commissions from sales of luxury goods by our sellers, none of our cost of revenue is attributable to our Marketplace Business.

Fulfillment Expenses

Fulfillment expenses consist primarily of expenses incurred in connection with the fulfillment of orders to customers, shipments, operations and staffing of our logistics, retail and customer service centers. Such expenses include inspecting and warehousing inventories; authenticating goods sold through Reebonz Closets and our White Glove Service; picking, packaging and preparing customer orders for shipment; collecting payments from buyers, including payment gateway fees; operating our retail lounges; warehouse rental expenses; and customer service. Fulfillment expenses are generally variable except for staff costs and rental expenses. Fulfillment expenses also include amounts payable to third parties that assist us in fulfillment and customer service operations, including for orders placed through Marketplace Business.

Marketing Expenses

Marketing expenses consist primarily of advertising expenses, brand promotional activities, data analytics and payroll and related expenses for personnel engaged in marketing. Advertising expenses are expensed when the relevant services are received. We expect that our marketing expenses will decrease as a percentage of revenue as we seek to grow our Marketplace Business.

Technology and Content Expenses

Technology and content development expenses consist primarily of payroll and related costs for employees involved in application development, technology required for new business lines, editorial content production on our websites and mobile application and system support expenses, as well as server charges, costs associated with telecommunications, fees paid to third parties for IT services and amortization expenses related to intangible assets.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal, merchandising, business development and human resources; professional fees and other general corporate costs, as well as costs associated with the use of facilities and equipment for these general corporate functions, such as depreciation and rental expenses. As our business grows, we expect our general and administrative expenses to continue to increase in absolute terms. In addition, following consummation of the proposed business combination, we will incur compliance, auditing, legal and other costs, as a consequence of becoming a publicly traded company.

Government Grant

Government grant primarily includes grants provided by the government of Singapore to support the development of businesses.

Other Income

Other income primarily consists of maintenance income, forfeiture of customer deposit and other miscellaneous income.

Other Expenses

Other expenses primarily consist of net foreign exchange losses, which are mainly related to changes in the value of the Singapore dollar against other currencies used in countries where we sell luxury goods or earn commissions on the sale of luxury goods and other miscellaneous expenses.

Finance Costs and Income

Finance costs and income primarily consist of interest expenses on bank borrowings and interest income on bank deposits, respectively.

Change in Fair Value of Convertible Preference Shares

Change in fair value of convertible preference shares represents changes in the fair value of our Series A, Series B, Series C and Series D convertible preference shares, each of which are accounted for under IFRS as derivative financial liabilities and carried at fair value on our statements of financial position. Changes in the fair value of these instruments are recognised in our statements of profit or loss in the period in which the changes occur. The Series A Preference Shares were issued in February 2010, the Series B Preference Shares were issued in December 2010, the Series C Preference Shares were issued in two tranches, in December 2011 and January 2012, and the Series D Preference Shares were issued in April 2013.

Since the Business Combination, all convertible preference shares have been converted to ordinary shares. Hence, there will be no determination of fair value of convertible preference shares.

Taxation

We and our subsidiaries incorporated in Singapore are subject to the uniform tax rate of 17% under Singapore income tax law on taxable income. Under Singapore tax laws, we are exempted from Singapore income tax on our foreign sourced dividend income received in Singapore by our company and Singapore tax resident subsidiaries provided that (i) such income is subject to income tax of a similar character under the laws of the jurisdiction from which such income is received at the time the income is received in Singapore; (ii) the highest rate of such tax on any gains or profits from a trade or business carried on in such jurisdiction is not less than 15%; and (iii) the Singapore Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the person resident in Singapore. We recorded income tax expenses of US$0.1 million and US$0.1 million, in 2017 and 2018, respectively, reflecting corporate taxes paid by certain of our subsidiaries located outside of Singapore.

We have not recognised deferred tax assets with respect to our carried forward tax losses as we are not able to estimate the timing of the availability of future taxable profits to utilize these tax losses, based on our operating history. In addition, before utilizing these tax losses carried forward, we would need to obtain the approval of the Inland Revenue Authority of Singapore.

Results of Operations

The following table summarizes our consolidated results of operations in absolute amounts. Period to period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	2016	2017	2018
	USD ’000	USD ’000	USD ’000
Revenue	128,003	107,739	88,379
Cost of revenue	(95,230)	(77,628)	(66,222)
Gross profit	32,773	30,111	22,157
Fulfillment expenses	(18,882)	(18,175)	(14,917)
Marketing expenses	(9,739)	(7,573)	(5,400)
Technology and content expenses	(5,252)	(4,811)	(3,809)
General and administrative expenses	(15,974)	(11,055)	(11,394)
Government grant	290	167	203
Operating loss	(16,784)	(11,336)	(13,160)
Other income	550	415	676
Other expenses	(1,157)	(923)	(731)
Finance costs	(1,797)	(3,250)	(3,533)
Finance income	35	14	7
	(19,153)	(15,080)	(16,741)
Change in fair value of:
- convertible preference shares	59,233	70,063	(2,068)
Recapitalization expenses	–	–	(16,530)
Profit/(Loss) before tax	40,080	54,983	(35,339)
Income tax expense	(10)	(75)	(116)
Profit/(Loss) for the year	40,070	54,908	(35,455)

Selected Non-IFRS Financial Data
Adjusted EBITDA	(10,264)	(7,668)	(8,345)
Adjusted EBITDA margin	-8.0%	-7.1%	-9.4%

Years Ended December 31, 2018 and 2017

Revenue. Our revenue decreased by 18.0% from US$107.7 million in 2017 to US$88.4 million in 2018 primarily due to a decrease in our B2C Merchandise revenue by 20% from 2017 to 2018 and offset by a 47% increase in revenue from our Marketplace Business. These decreases were driven by a decrease in online orders, which decreased from 215,510 in 2017 to 198,489 in 2018, primarily driven by decrease in total buyers. Our total buyers decreased from 131,677 in 2017 to 119,659 in 2018, attributable to decrease in both repeat buyers and new buyers. We believe these decreases were primarily attributable to decreased marketing activities.

Cost of Revenue. Our cost of revenue decreased by 14.7% from US$77.6 million in 2017 to US$66.2 million in 2018, primarily due to decreased cost of merchandise. This was in line with the decrease in revenue.

Gross Profit. Our gross profit decreased by 26.4% from US$30.1 million in 2017 to US$22.2 million in 2018. Our gross margin decreased from 27.9% in 2017 to 25.1% in 2018, due to, among other things, clearing overstocked items and aged stocks, which are typically sold at lower gross margins, offset by increase in Marketplace revenue contributions.

Fulfillment Expenses. Our fulfillment expenses decreased by 17.9% from US$18.2 million in 2017 to US$14.9 million in 2018. This decrease was primarily due to a decrease in staff costs due to decrease in headcount and decrease in selling and distribution costs. Our fulfillment expenses stayed the same as a percentage of revenue from 16.9% in 2017 to 16.9% in 2018 as we were able to control and manage cost when revenue decreased.

Marketing Expenses. Our marketing expenses decreased by 28.7% from US$7.6 million in 2017 to US$5.4 million in 2018. This decrease was primarily due to decreased marketing expenses and decreased headcount, primarily because we decreased investment in customer acquisition, retargeting and digital marketing activities across all channels. Our marketing expenses decreased as a percentage of revenue from 7.0% in 2017 to 6.1% in 2018.

Technology and Content Expenses. Our technology and content expenses decreased by 20.8% from US$4.8 million in 2017 to US$3.8 million in 2018. This decrease was primarily due to decreased headcount and decreased third party service provider fees. Our technology and content expenses decreased as a percentage of revenue at 4.5% in 2017 and 4.3% in 2018 as we continue to control and manage cost when revenue decreased.

General and Administrative Expenses. Our general and administrative expenses increased by 3.1% from US$11.1 million in 2017 to US$11.4 million in 2018. This increase was primarily due to an increase in professional fees and expenses related to the Business Combination with DOTA, offset by a decrease in headcount to support our business and other G&A and general expenses. Our general and administrative expenses increased as a percentage of revenue from 10.3% in 2017 to 12.9% in 2018 as the expenses are generally fixed cost.

Government Grant. Government grant remained constant at US$0.2 million in 2017 and 2018. Our government grant primarily consisted of grants received from the Singapore Government related to capability development.

Operating Loss. Our operating loss increased by 16.1% from US$11.3 million in 2017 to US$13.2 million in 2018, primarily due to decrease in gross profit and increased general and administration expenses. Our operating loss as a percentage of revenue increased from 10.5% in 2017 to 14.9% in 2018, due to, among other things, our increased general and administrative expenses as a percentage of revenue partially offset by our increased cost optimization in marketing and technology and content expenses.

Other Income. Other income increased from US$0.4 million in 2017 to US$0.7 million in 2018.

Other Expenses. Other expenses decreased by 20.8% from US$0.9 million in 2017 to US$0.7 million in 2018, primarily due to management decisions to manage the fluctuations in the exchange rate of the Singapore dollar compared to other currencies in which we conduct business.

Finance Costs. Our finance costs increased from US$3.3 million in 2017 to US$3.5 million in 2018. This increase was primarily due to increase in interest expenses due to higher bank borrowings.

Finance Income. Our finance income decreased from US$0.01 million in 2017 to US$0.007 million in 2018. This decrease was primarily due to decreased interest income on bank deposits in 2018.

Change in Fair Value of Convertible Preference Shares. We recorded fair value gains on convertible preference shares of US$70.1 million in 2017 and fair value losses of US$2.1 million in 2018. The fair value gain in 2017 resulted from a decrease in fair value of our Series A Preference Shares of US$7.7 million, Series B Preference Shares of US$11.8 million, Series C Preference Shares of US$25.8 million, and Series D Preference Shares of US$24.8 million. The fair value losses in 2018 resulted from increase in fair value of our Series A Preference Shares of US$1.7 million, Series B Preference Shares of US$2.1 million, Series C Preference Shares of US$3.6 million, and decrease in fair value of our Series D Preference Shares of US$5.3 million. The increase in fair value were primarily due to the increase equity value of the Company resulting from the completion of the Business Combination transaction with DOTA.

Recapitalization expenses. We recorded a recapitalization expenses of US$16.5 million in 2018 arising from the business combination with DOTA. As part of the business combination, DOTA’s net liability of US$7.2 million was assumed by us and the issuance of ordinary shares and warrants by us was recognized at fair value of US$9.4 million, with the resulting difference amounting to US$16.5 million.

Profit / (Loss) for the Year. As a result of the foregoing, our profit for the year 2017 was US$54.9 million and loss for the year 2018 was US$35.5 million.

Adjusted EBITDA. Our Adjusted EBITDA increased from negative $7.7 million in 2017 to negative US$8.3 million in 2018. Our negative Adjusted EBITDA as a percentage of revenue changed from 7.1% in 2017 to 9.4% in 2018.

Years Ended December 31, 2017 and 2016

Revenue. Our revenue decreased by 15.8% from US$128.0 million in 2016 to US$107.7 million in 2017 primarily due to a decrease in our B2C Merchandise revenue by 17% from 2016 to 2017 and offset by a 37% increase in revenue from our Marketplace Business. These decreases were driven by a decrease in online orders, which decreased from 248,800 in 2016 to 215,510 in 2017, primarily driven by decrease in total buyers. Our total buyers decreased from 136,828 in 2016 to 131,677 in 2017, attributable to decrease in both repeat buyers and new buyers. We believe these decreases were primarily attributable to decreased marketing activities.

Cost of Revenue. Our cost of revenue decreased by 18.5% from US$95.2 million in 2016 to US$77.6 million in 2017, primarily due to decreased cost of merchandise. This was in line with the decrease in revenue.

Gross Profit. Our gross profit decreased by 8.1% from US$32.8 million in 2016 to US$30.1 million in 2017. However, our gross margin increased from 25.6% in 2016 to 27.9% in 2017, due to, among other things, central coordination of pricing decisions across our markets, as well as clearing fewer overstocked items and aged stocks, which are typically sold at lower prices and accordingly carry lower gross margins, and increase in Marketplace revenue contributions.

Fulfillment Expenses. Our fulfillment expenses decreased by 3.7% from US$18.9 million in 2016 to US$18.2 million in 2017. This decrease was primarily due to a decrease in staff costs due to decreased headcount and decrease in rental costs in 2017, partially offset by increase in Selling and Distribution costs due to an increase in Marketplace business revenue. Our fulfillment expenses increased as a percentage of revenue increased from 14.8% in 2016 to 16.9% in 2017.

Marketing Expenses. Our marketing expenses decreased by 22.2% from US$9.7 million in 2016 to US$7.6 million in 2017. This decrease was primarily due to decreased digital marketing expenses, primarily because we decreased customer acquisition, retargeting and branding activities across all channels. Our marketing expenses decreased as a percentage of revenue from 7.6% in 2016 to 7.0% in 2017.

Technology and Content Expenses. Our technology and content expenses decreased by 8.4% from US$5.3 million in 2016 to US$4.8 million in 2017. This decrease was primarily due to decreased headcount of our development teams and contractor fee, and decreased hosting and license fees. Our technology and content expenses increased as a percentage of revenue at 4.1% in 2016 and 4.5% in 2017.

General and Administrative Expenses. Our general and administrative expenses decreased by 30.8% from US$16.0 million in 2016 to US$11.1 million in 2017. This decrease was primarily due to a decrease in deferred IPO expenses, share based compensation expenses, decreased staff to support the business which resulted in lower staff costs, and decreased rental cost as we moved to our Headquarters in Singapore, and decreased professional fees. This was partially offset by increase in our depreciation and amortization from the ownership of our Headquarters. Our general and administrative expenses decreased as a percentage of revenue from 12.5% in 2016 to 10.3% in 2017.

Government Grant. In 2016 and 2017, we recorded government grant of US$0.3 million and US$0.2 million, respectively. Our government grant primarily consisted of grants received from the Singapore Government related to capability development.

Operating Loss. Our operating loss improved by 32.5% from US$16.8 million in 2016 to US$11.3 million in 2017, primarily due to decreased fulfillment, marketing and technology and content expenses. Our operating loss as a percentage of revenue decreased from 13.1% in 2016 to 10.5% in 2017, due to, among other things, our increased fulfillment and general and administrative expenses as a percentage of revenue partially offset by our increased gross profit margin and increased cost optimization in marketing.

Other Income. Other income decreased from US$0.6 million in 2016 to U$0.4 million in 2017.

Other Expenses. Other expenses decreased by 20.2% from US$1.2 million in 2016 to US$0.9 million in 2017, primarily due to management decision to manage the fluctuations in the exchange rate of the Singapore dollar compared to other currencies in which we conduct business.

Finance Costs. Our finance costs increased from US$1.8 million in 2016 to US$3.3 million in 2017. This increase was primarily due to increased interest expenses on bank borrowings.

Finance Income. Our finance income decreased from US$0.04 million in 2016 to US$0.01 million in 2017. This decrease was primarily due to decreased interest income on bank deposits in 2017.

Change in Fair Value of Convertible Preference Shares. We recorded fair value gains on convertible preference shares of US$59.2 million in 2016 and US$70.1 million in 2017. The fair value gain in 2016 resulted from a decrease in fair value of our Series A Preference Shares of US$10.1 million, Series B Preference Shares of US$11.7 million, and Series C Preference Shares of US$18.0 million, and Series D Preference Shares of US$19.5 million. The fair value gain in 2017 resulted from a decrease in fair value of our Series A Preference Shares of US$7.7 million, Series B Preference Shares of US$11.8 million, Series C Preference Shares of US$25.8 million, and Series D Preference Shares of S$24.8 million. These decreases in fair value were primarily due to the decreased equity value of the Company resulting from the uncertain business environment and a slowdown in our business expansion due to budget constraints.

Profit for the Year. As a result of the foregoing, our profit for the year 2016 was US$40.1 million and profit for the year 2017 was US$54.9 million.

Adjusted EBITDA. Our Adjusted EBITDA improved from negative U$10.3 million in 2016 to negative US$7.7 million in 2017. Our negative Adjusted EBITDA decreased as a percentage of revenue from 8.0% in 2016 to 7.1% in 2017.

Non-IFRS Financial Measures

The following table presents our EBITDA and Adjusted EBITDA for the periods ending December 31, 2016, December 31, 2017 and December 31, 2018. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are non IFRS financial measures. You should not consider EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We present Adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by various items. We define EBITDA as net profit or loss excluding the age and book depreciation or amortization of property and equipment, leasehold land and intangible assets (affecting relative depreciation and amortization expenses), variations in capital structures (affecting interest income and interest expenses), and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates). In addition, we define Adjusted EBITDA as EBITDA excluding share based compensation expenses, changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting foreign exchange gains/(losses), net), changes in the fair value of convertible preference shares, and write offs of property and equipment, other assets, intangible assets, IPO related transaction cost and recapitalization expenses, as these changes are non-cash, and in each case, we do not believe these exclusions to be reflective of the underlying performance of our business. In addition, Adjusted EBITDA Margin is defined to be Adjusted EBITDA as a percentage of revenue.

Some limitations of Adjusted EBITDA are that:

Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

Adjusted EBITDA does not consider the impact of share-based compensation expenses or changes in the fair value of convertible preference shares, IPO related transaction cost and recapitalization expenses;

Adjusted EBITDA does not consider the impact of foreign exchange losses;

Adjusted EBITDA does not include other income, other expenses or reflect the interest expense of, or the cash requirements necessary to service interest or principal payments on, our debts; and

Adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future.

The following table reconciles Adjusted EBITDA to profit/(loss) for the periods ending December 31, 2016, December 31, 2017 and December 31, 2018:

	2016	2017	2018
	US$’000	US$’000	US$’000
Profit/(Loss) for the year/period	40,070	54,908	(35,455)
Add: Interest expense	1,797	3,250	3,533
Less: Interest income	(35)	(14)	(7)
Add: Depreciation of property and equipment	448	1,479	1,572
Add: Amortization of leasehold land	192	199	213
Add: Amortization of intangible assets	580	590	580
Add: Income tax expenses	10	75	116
EBITDA	43,062	60,487	(29,448)
Less: Change in fair value of convertible preference shares	(59,233)	(70,063)	2,068
Add/(Less): Foreign exchange losses/(gains), net	1,037	914	716
Add: Employee share option expense	2,231	994	430
Add: Recapitalization expenses	-	-	16,530
Add: Provision for Bad Debt	5	-	60
Add : Intangible asset written off	88	-	-
Add : Property and equipment written off	44	-	-
Add : Impairment-deferred IPO cost / IPO related transaction cost	2,502	-	1,299

Adjusted EBITDA	(10,264)	(7,668)	(8,345)

Liquidity and Capital Resources

Cash Flows and Working Capital

Our primary sources of liquidity have been bank borrowings, proceeds from operating activities, and issuances of shares. We typically make advance payments for purchases of luxury goods from our suppliers using trust receipt financing, where payments are made to suppliers by our banks and we repay the banks within 120 to 180 days using cash at banks or on hand. We receive payment from customers upon the sale of goods.

Our inventories decreased from US$22.0 million as of December 31, 2017 to US$19.0 million as of December 31, 2018. The overall decrease from 2017 to 2018 in inventories reflects the inventory required to support our sales volume. Our inventory turnover days were 107 days in 2017, and 113 days in 2018. Inventory turnover days for a given period equal average inventory balances at the beginning and the end of the period divided by total cost of revenue during the period and then multiplied by the number of days during the period. Our inventory balances will fluctuate over time due to a number of factors, including higher value items on hand, number of pieces of each SKU purchased, expansion in our product selection and changes in our brand and product mix.

As of December 31, 2018, we had a total of US$2.6 million (FY2017: US$7.3 million) in cash and cash equivalents and short-term deposits. Our cash and cash equivalents generally consist of bank deposits. As of December 31, 2018, we had revolving trade lines of credit for an aggregate amount of US$32.7 million (S$45.0 million) from several commercial banks in Singapore which we primarily use for trust receipt financing, a US$10.9 million (S$15.0 million) term loan facility from Oversea-Chinese Banking Corporation (“OCBC”) for working capital purposes, and a U$20.5 million (S$28.2 million) term loan facility from United Overseas Bank (“UOB”) in Singapore for land and construction costs related to our new headquarters and logistics center. We had US$23.0 million (FY2017 : US$20.5 million) outstanding under these revolving trade lines of credit, US$: NIL (FY2017: US$1.5 million) outstanding under the venture debt term loan, US$18.2 million (FY2017: US$19.2 million) outstanding under UOB term loan facility and US$10.8 million (FY2017: US$10.6 million) outstanding under the OCBC term loan as of December 31, 2018.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2016	2017	2018
	US$’000	US$’000	US$’000

Summary Consolidated Statements of Cash Flows
Net cash used in operating activities	(14,137)	(8,108)	(6,470)
Net cash used in investing activities	(5,238)	(2,632)	(361)
Net cash provided from financing activities	11,152	5,850	3,135
Net decrease in cash and cash equivalents	(8,223)	(4,890)	(3,696)
Cash and cash equivalents at beginning of period	19,812	11,926	7,312
Effect of exchange rate changes on cash and cash equivalents	337	276	(1,012)
Cash and cash equivalents at end of period	11,926	7,312	2,604

Operating Activities

Net cash used in operating activities in 2018 was US$6.5 million, primarily attributable to a loss before tax of US$35.3 million, adjusted for non-cash items of US$25.4 million, which primarily consisted of adjustments for an increase in fair value of convertible preference shares of US$2.1 million, recapitalization expenses of US$16.5 million and a net decrease in working capital of US$6.3 million attributable to an increase in trade and other payables of US$2.6 million, increase in contract liabilities of US$0.9 million and a decrease in inventories of US$2.3 million.

Net cash used in operating activities in 2017 was US$8.1 million, primarily attributable to a profit before tax of US$55.0 million, adjusted for non-cash items of US$64.0 million, which primarily consisted of adjustments for an increase in fair value of convertible preference shares of US$70.1 million, and a net decrease in working capital of US$3.1 million attributable to a decrease in trade and other payables of US$1.7 million, a decrease in prepayments of US$1.8 million related to prepayments to suppliers for the purchase of goods, and a decrease in inventories of US$2.8 million.

Net cash used in operating activities in 2016 was US$14.1 million, primarily attributable to a profit before tax of US$40.1 million, adjusted for non-cash items of US$53.9 million, which primarily consisted of an adjustment for an increase in fair value of convertible preference shares of US$59.2 million, and a net decrease of US$0.7 million in working capital. The net decrease in working capital was primarily attributable to a decrease in trade and other payables of US$1.6 million related to decreased payables to third party vendors, a decrease in deferred expenses of US$3.3 million, and a net increase of trade and other receivables of US$0.8 million related to increased receivables from third party platforms due to the expansion of our business.

Investing Activities

Net cash used in investing activities in 2018 was US$0.4 million, consisting primarily of US$0.4 million relating to purchase of property and equipment for office use and acquisition of intangible assets.

Net cash used in investing activities in 2017 was US$2.6 million, consisting primarily of US$2.3 million relating to the construction of our new headquarters and office, and the purchase of property and equipment for office use and equipment, and the acquisition of intangible assets of US$0.3 million related to software investment and platform development.

Net cash used in investing activities in 2016 was US$5.2 million, consisting primarily of US$4.4 million relating to the construction of new headquarters and office, and the purchase of property and equipment for office use and equipment and the acquisition of intangible assets of US$0.7 million related to software investment and platform development.

Financing Activities

Net cash provided by financing activities in 2018 was US$3.1 million, primarily consisting of US$54.1 million in proceeds from interest bearing loans and borrowings in connection with drawdowns under trust receipt financing related to inventory purchases, partially offset by US$51.0 million for the repayment of interest bearing loans and borrowings, primarily consisting of repayments under trust receipt financing and full repayment of venture debt term loan.

Net cash provided by financing activities in 2017 was US$5.9 million, primarily consisting of US$68.3 million in proceeds from interest bearing loans and borrowings in connection with drawdowns under trust receipt financing related to inventory purchases, partially offset by US$64.1 million for the repayment of interest bearing loans and borrowings, primarily consisting of repayments under trust receipt financing.

Net cash provided by financing activities in 2016 was US$11.2 million, primarily consisting of proceeds from interest bearing loans and borrowings of US$86.2 million in connection with our acquisition of leasehold land and headquarters and office construction, term loan from a financial institution, and an increase in trust receipt financing related to inventory purchases, partially offset by US$75.0 million for the repayment of interest bearing loans and borrowings, primarily consisting of the repayment of trust receipt financing.

Capital Expenditures

We made capital expenditures of US$5.2 million, US$2.6 million, and US$0.4 million in 2016, 2017 and 2018 respectively. In the past three years, our capital expenditures mainly included purchases of property and equipment, renovation of office, warehouse and retail spaces and purchases of computers, software and office equipment and intangible assets related to platform development.

Our capital expenditures for 2019 are expected to be US$0.7 million, which we expect to fund primarily through bank borrowings and cash on hand. Our planned capital expenditures for 2019 will consist primarily of expenditures related to office renovations, and purchases of computers, software and office equipment.

Borrowings

As of December 31, 2018, our total borrowings, including current borrowings and non-current borrowings, were US$59.4 million, which consisted of trust receipt loans, a venture debt term loan, loans from a shareholder of a subsidiary, a secured term loan, an unsecured term loan and other borrowings.

The following table sets forth the details of our borrowings as of December 31, 2018:

Lender	Type of Loan (Principal Amount)/Type of Facility(Line of Credit)	Interest Rates and Repayment Terms	Security/Guarantee

United Overseas Bank (“UOB”)	Venture debt term loan in the amount of S$4 million, granted in September 2014;	Venture debt term loan: the applicable one-month Singapore Swap Offer Rate plus 1.75% or the prevailing one-month cost of funds plus 1.75%, whichever is higher. As of December 31, 2018, the Venture debt term loan was fully repaid.	All the banking facilities are secured by:

Trust receipts facilities in the amount of S$10 million, granted in December 2013, and increased to S$40 million in September 2014;22-year term loan of S$25.7 million, comprising two tranches of S$5.7 million and S$20 million each granted in September 2014, and increased to S$25.8 million comprising two tranches of S$5.8 million and S$20 million each in November 2014 and additional $2.4 million term loan granted in July 2017

Trust receipts facilities: For Singapore dollar denominated bills, UOB’s cost of funds plus 1.50% per annum or the applicable Swap Offer Rate as determined by the bank on the date of the transaction plus 1.50% per annum, whichever is higher; for bills denominated in other currencies, London Interbank Offered Rate plus 1.50% per annum or the bank’s cost of funds as determined by the bank on the day of the transaction plus 1.50% per annum, whichever is higher. Borrowings under the facilities must be repaid within 120-180 days. As of December 31, 2018, US$18.2 million was outstanding under these trust receipt facilities.

Term loan: for the first 24 months from the date of first drawdown, the applicable one-month Swap Offer Rate plus 1.75% per annum or the prevailing one-month cost of funds plus 1.75% per annum, whichever is higher; thereafter the applicable one-month Swap Offer Rate plus 1.50% per annum or the prevailing one-month cost of funds plus 1.50% per annum, whichever is higher. The term loan is to be repaid through 240 monthly installments of S$107,500 from the date of the issuance of the Temporary Occupation Permit for our headquarters or on April 30, 2017, whichever is earlier. As of December 31, 2018, US$18.2 million was outstanding under this facility.

(i) a first legal mortgage over land and property and our headquarters that is under construction; and (ii) legal assignment of all rights, title and interests in the construction contract, insurance policies, performance bonds (if any), tenancy agreements and sale and purchase agreements in respect of our headquarters that is under construction and legal assignment of rental proceeds from the land and property and sales proceeds from any sale of our headquarters which is under construction. In October 2015, we issued 130,255 warrants (“2015 Warrants”) to UOB to secure the venture debt term loan facility which entitles UOB to subscribe for ordinary shares of our Company (on a one for one basis) at an exercise price of S$11.52. The warrants lapse and expire after four years from their issuance date. If a qualified IPO does not occur on or before December 31, 2017, we are required to pay S$0.5 million to UOB within 30 days after expiration of the 2015 Warrants if they remain unexercised.

Term loan 2: for the first 24 months from the date of first drawdown, the applicable one-month Swap Offer Rate plus 1.75% per annum or the prevailing one-month cost of funds plus 1.75% per annum, whichever is higher; thereafter the applicable one-month Swap Offer Rate plus 1.50% per annum or the prevailing one-month cost of funds plus 1.50% per annum, whichever is higher. The term loan 2 shall be repaid over by monthly instalments (comprising principal and interest), based on the interest rate(s) set out above. In respect of each drawing, the first of such monthly instalments shall be payable on 31 August 2017.

Lender	Type of Loan (Principal Amount)/Type of Facility(Line of Credit)	Interest Rates and Repayment Terms	Security/Guarantee

DBS Bank	Trade facility for import Bills Receivables Purchase with a total limit of S$5 million, granted in November 2014	For Singapore dollar denominated bills, the prevailing Singapore Interbank Offered Rate plus 2.50% per annum, or for bills denominated in other currencies, the bank’s prevailing cost of funds plus 2.50% per annum.	Unsecured

Borrowings under the facility must be repaid within 120 days. As of December 31, 2018, US$4.3 million were outstanding under this facility.

Trade facility agreement to finance direct purchase of goods from supplier, with a total limit of S$5 million, granted in June 2018

For Singapore dollar denominated bills, the prevailing Singapore Interbank Offered Rate plus Margin of 2.5% per annum.

Borrowings under the facility must be repaid within 150 days. As of December 31, 2018, US$0.5 million were outstanding under this facility.

Unsecured Warrants worth S$1 million at an exercise price of S$11.30 can be issued, which entitles DBS Bank to subscribe for ordinary shares of our Company.

Lion-OCBC Capital Asia I Holding Pte. Ltd., or LOCA, and Oversea-Chinese Banking Corporation Limited, or OCBC	Term loan facility of S$15 million granted in November 2015	Term loan for a period of 36 months after the first utilization date. Interest for the first year from utilization date is 6.0% per annum, 7% per annum for 2nd year and 8.0% per annum for 3rd year. On 10 May 2016 and 15 November 2016, the Company drew down S$7,500,000 and S$7,500,000 respectively on the term loan facility. As of December 31, 2018, US$10.8 million was outstanding under this facility.	Unsecured. We first utilized this facility in May 2016 with a drawdown of S$7.5 million and upon utilization of any amounts under this facility, each of LOCA and OCBC are issued a warrant entitling each of them to subscribe for ordinary shares in our company at an exercise price of S$9.66025. The number of ordinary shares that each of LOCA and OCBC is entitled to subscribe for pursuant to the exercise of the warrant would be equal to (i) 20% to 25% (depending on the date of exercise) of the amount drawn down to date (regardless of any amounts that have been repaid); divided by (ii) the exercise price. Such warrants expire 36 months after their issue date.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations and commitments as of December 31, 2018:

	Total	2019	From 2020 To 2022	From 2023 To 2024	After 2024
	(US$ in thousands)
Operating lease commitments	966	738	228	-	-
Finance lease obligations	59	55	4	-	-
Capital commitments — Construction of headquarters(1)	374	374	-	-	-
Property and equipment	301	301	-	-	-
Interest-bearing borrowings
— Trust receipts	23,389	23,389	-	-	-
— Loan from an external party	59	59	-	-	-
— Promissory note	29	29
— Unsecured term loan	10,961	10,961	-	-	-
— Other borrowings	7,451	7,451	-	-	-
— Term loan	23,921	1,584	4,560	2,880	14,897
Total	67,510	44,941	4,792	2,880	14,897

(1)	Approximately 80% of this amount is currently planned to be financed through our UOB term loan as described under “— Borrowings.”

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

Off Balance Sheet Commitments and Arrangements

We do not have any off balance sheet commitments and arrangements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information of our executive officers and directors, and their ages as of the date of this Annual Report. Unless otherwise stated, the address for our directors and officers is 5 Tampines North Drive 5, Singapore 528548.

Directors and Executive Officers	Age	Position/Title
Samuel Lim	39	Class III Director, Chairman and Chief Executive Officer
Chua Kee Lock (1) (2) (3)	57	Class II Director
Jeff Richards (1) (2) (3)	47	Class I Director
Roderick Perry (1)	73	Class III Director
Ali Erfan	53	Class I Director
Daniel Lim	34	Chief Product Officer
Benjamin Han	34	Chief Marketing Officer
Torres Oey	46	Chief Technology Officer
Nupur Sadiwala	34	Chief Financial Officer
Cassie Mah	49	Chief Operating Officer, Head of Sales
Lynn Ng	47	Head of Operations
Evelyn Lim	42	Financial Controller

(1) Member of the audit committee.

(2) Member of the compensation committee.

(3) Member of nominating and corporate governance committee.

Biographical information concerning our directors and executive officers listed above is set forth below.

Samuel Lim. Mr. Lim serves as Chairman and Chief Executive Officer, positions he has held since consummation of our Business Combination on December 19, 2018. Mr. Lim is a Co-Founder of Reebonz and has been its Chairman and Chief Executive Officer since our inception in 2009. Mr. Lim’s foray into entrepreneurship began as early as when he was 20. In 2000, he founded and held the position of Chief Executive Officer at eFusion Pte. Ltd, one of Southeast Asia’s largest mobile content company. In 2004, Mr. Lim founded and held the position of Chief Executive Officer at eFusion Solutions Pte. Ltd., a company that specialized in direct sales and database marketing for the banking and finance sector for unsecured financial products mainly consumer loans. Both of these two companies were subsequently acquired by publicly-listed companies. Mr. Lim holds a Bachelor of Accountancy from Nanyang Technological University in Singapore. He served as President of the Audiotext Service Providers Association, President of the Entrepreneurs Organization Singapore, and is a member of the Young Presidents’ Organization. He currently also serves on the board of governors of Singapore Polytechnic.

Chua Kee Lock. Mr. Chua serves as a non-executive director, a position he has held since consummation of the Business Combination on December 19, 2018. He has been a non-executive director of Reebonz since 2011. Since 2008, Mr. Chua has been the president and chief executive officer of the Vertex Group, a Singapore-headquartered venture capital group. He has been serving as a director of Yongmao Holding, a Singapore listed company since December 2007. Prior to joining the Vertex Group, Mr. Chua was the president and an executive director of Biosensors International Group, Ltd., a developer and manufacturer of medical devices used in interventional cardiology and critical care procedures from 2006 to 2008. Previously, from 2003 to 2006, Mr. Chua was a managing director of Walden International, a U.S.-headquartered venture capital firm. From 2001 to 2003, Mr. Chua served as deputy president of NatSteel Ltd., a Singapore industrial products company active in Asia Pacific. From 2000 to 2016, Mr. Chua served as a member on the board of directors at Logitech International S.A. He earned a Bachelor of Science in Mechanical Engineering from University of Wisconsin at Madison and a Master of Science in Engineering from Stanford University under a distinguished scholarship from NatSteel.

Jeff Richards. Mr. Richards serves as a non-executive director, a position he has held since consummation of the Business Combination on December 19 2018. He has been a non-executive director of Reebonz since July 2015. He is currently employed by GGV Capital, where he has served as a managing partner focusing on investments in the Internet, software and mobile sectors since 2008. He currently sits on the board of numerous other private companies including Bigcommerce, Boxed, Brightwheel and Percolate, and has previously sat on the boards of Appirio, Buddy Media and BlueKai. From 2005 to 2008, Mr. Richards served as a vice president of digital content services at VeriSign, Inc. after a company he had co-founded in 2003, R4 Global Solutions Inc., was acquired by VeriSign, Inc. From 1997 to 2002, he co-founded and held an executive position at QuantumShift where he led the operations, sales and marketing teams of the venture-backed hosted software company operating in the telecommunications sector. From 1995 to 1997, Mr. Richards was a management consultant in the strategy and organizational change practice at PricewaterhouseCoopers. Mr. Richards holds a Bachelor of Arts in Government from Dartmouth College.

Roderick Perry. Mr. Perry serves as a non-executive director, a position he has held since consummation of the Business Combination on December 19, 2018. Mr. Perry served as Executive Chairman and Director of DOTA since its inception, has over 30 years of experience in investment management. From 1985 to 2005, Mr. Perry was employed by 3i Group plc, one of the oldest private equity firms in the world, listed on the London Stock Exchange (LSE:III). During his tenure at 3i, Mr. Perry held a number of positions, including Sector Advisor covering systems and software sectors before joining the Executive Committee in 1996. He was an Executive Director of the Group (on the Board of 3i Group plc) from 1999 to 2005. He was a member of the Executive Committee and Investment Committee from 1997 to 2005. From 1997 to 2001 he was responsible for developing the 3i investment business in Asia Pacific, and from 2001 to 2005, he was the Global Head of Venture Capital for 3i. Mr. Perry was involved in the origination, execution and disposal of numerous technology venture capital investments internationally. Mr. Perry was a Non-Executive Director of PartyGaming plc, a FTSE listed company, from 2005, and became Chairman in 2008, until 2011. PartyGaming plc went public on the London Stock Exchange in 2005 at a valuation of £4.76 billion. He became Deputy Chairman of, Senior Independent Director and Chairman of Remuneration Committee of BWIN.Party, one of the largest publicly traded online gaming business at the time, when BWIN.Party and PartyGaming merged in 2011 and retired from that Board in July 2015. From 2006 to 2009, Mr. Perry was a Non-Executive Director at Gulf of Guinea Energy (Nigeria) and a Non-Executive Director of Indago Petroleum from 2005 to 2009, an AIM listed oil and gas exploration company operating in Oman. Mr. Perry started his technology career with GCHQ, a British intelligence and security agency. Since February 2015, he has served as an advisor to Amanat Holdings PJSC in Dubai, a private equity firm which is listed on the Dubai Stock Exchange. Amanat invests in Healthcare and Education in the region. Mr. Perry has been Chairman of the Audit and Risk Committee of Ithmar Capital Partners, which is a Dubai International Financial Centre regulated company in Dubai, investing in special situations, since December 2016. He has also served since January 2017 as Chairman of the Board of Objectivity Ltd., an agile software developer and system integrator based in the UK and Poland and has been an advisor to the company since January 2014. He is Chairman of Draper Oakwood Royalty Capital Ltd. He holds a BSc (Hons) in Physics from the University of Salford and is a Chartered Member of the Institution for Engineering and Technology. We believe Mr. Perry is well-qualified to serve as a member of the board due to his experience in making financial investments in small and medium sized companies, in mergers and acquisitions, and his experience serving as a member of the boards of publicly listed companies.

Ali Erfan. Mr. Erfan serves as a non-executive director, a position he has held since consummation of the Business Combination on December 19, 2018. Mr. Erfan served as Vice Chairman and Director of DOTA since its inception, has worked in venture capital and private equity for over 17 years. Mr. Erfan worked at 3i Group plc’s London headquarters from 2000 to 2007, becoming a senior partner in the venture capital group in 2004. He was a member of the management committee for the global venture capital business and led 3i’s venture capital expansion into the Middle East and China. He also led 3i’s investment into new sectors including clean tech and alternative energy. Since 2007, Mr. Erfan has been a director of The Electrum Group. Investments include private and public mining companies such as NovaGold, Sunshine Mining and Gabriel Resources. Mr. Erfan was a founding board member of Leor Energy in 2003, an oil and gas exploration company in Texas, that was acquired by EnCana for $2.55 billion in 2007. He is also a Director at Draper Oakwood Royalty Capital Ltd. and Better Grain Ltd. Mr. Erfan is founder of the Cogito Scholarship Foundation, a UK charity. He holds a BA and MA (Hons) from Oxford University, and an MBA from the London Business School. He is a Fellow of the Kauffman Foundation for Venture Capital. We believe Mr. Erfan is well-qualified to serve as a member of the board due to financial and investment experience.

Daniel Lim. Mr. Lim serves as our Chief Product Officer, a position he has held since consummation of the Business Combination on December 19, 2018. He is a Co-Founder of Reebonz and has been the Chief Product Officer of Reebonz since its inception in 2009. He is also a co-founder of Zuunbo Pte. Ltd., All the Rage Pte. Ltd, and Qanvast Pte. Ltd. Mr. Lim holds a Bachelor of Business Management degree from Singapore Management University.

Benjamin Han. Mr. Han serves as our Chief Marketing Officer, a position he has held since consummation of the Business Combination on December 19, 2018. He is a Co-Founder of Reebonz and has been the Chief Marketing Officer of Reebonz since its inception in 2009. He is also a co-founder of Zuunbo Pte. Ltd, All the Rage Pte. Ltd and Qanvast Pte. Ltd. Mr. Han holds a Bachelor of Science degree in Real Estate from National University of Singapore.

Torres Oey. Mr. Oey serves as our Chief Technology Officer, a position he has held since consummation of the Business Combination on December 19, 2018. He has been the Chief Technology Officer of Reebonz since its founding in 2009, and is responsible for our IT infrastructure and Research and Development. His prior experience includes employment with eFusion Pte. Ltd. as Chief Operating Officer from 2005 to 2009, Aspial Corporation as Technical Manager from 2001 to 2005 and i-One.net International as Network Manager from 1999 to 2001. Mr. Oey holds a Bachelor’s degree in Computer Science from Curtin University of Technology in Perth, Australia.

Nupur Sadiwala. Ms. Sadiwala serves as our Chief Financial Officer, a position she has held since consummation of the Business Combination on December 19, 2018. She has been the Chief Financial Officer of Reebonz since 2018. She was previously Reebonz’ Head of Corporate Development and Strategic Projects since 2015 and Regional General Manager Southest Asia since 2017. Her prior experience includes employment from 2011 to 2015 with Goldman Sachs, Inc., where she was in the Investment Banking Group and from 2006-2009 with Deloitte Consulting in their Strategy and Operations Group. Ms. Sadiwala holds a Master of Business Administration from Columbia Business School and Bachelor of Science degree from Washington University in St. Louis.

Cassie Mah. Ms. Mah serves as our Chief Operating Officer, a position she has held since consummation of the Business Combination on December 19, 2018. She has been the Chief Operating Officer and Head of Sales of Reebonz since 2016 and 2018, respectively. She was previously Head of Operations since 2014. Her experience includes employment with eFusion Solutions Pte. Ltd. as Chief Operating Officer from 2006 to 2014 and IBC Asia Ltd. as Senior Marketing Manager and Head of Database Department from 1993 to 2004. She holds a Bachelor of Business Administration degree from University of Western Sydney in Australia.

Lynn Ng. Ms. Ng serves as our Head of Operations, a position she has held since consummation of the Business Combination on December 19, 2018. She has been the Head of Operations of Reebonz since 2016. Her experience includes employment with eFusion Solutions Pte. Ltd. as Head of Operations from 2007 to 2014 and IBC Asia Ltd. as Senior Marketing Manager from 1997 to 2007. She holds a Bachelor of Arts & Social Sciences degree from National University of Singapore.

Evelyn Lim. Ms. Lim serves as our Group Financial Controller, a position she has held since consummation of the Business Combination on December 19, 2018. She is the Group Financial Controller of Reebonz since 2013. Her experience includes employment with Declout Limited, a Singapore Listed Company, as Senior Finance Manager from 2010 to 2013, Cavu Corp Pte. Ltd. as Finance Manager from 2006 to 2010 and Achieve Limited as Assistant Finance Manager from 2001 to 2006. Ms. Lim is a qualified Chartered Accountant by the Association of Chartered Certified Accountants and a fellow member with the Institute of Singapore Chartered Accountants. Ms. Lim holds a professional qualification from The Association of Chartered Certified Accountants.

B. Compensation

Executive Officers’ Compensation

The aggregate compensation, including benefits in kind, paid to our executive director and senior management for the year ended December 31, 2018, including benefits in kind but excluding any equity compensation, was approximately US$1.0 million. Reebonz grants options to its employees under its 2010 Employee Share Option Scheme. In 2018, Reebonz granted stock options to its executive officers, which have a share option expense of US$0.2 million. We have not paid any directors fees for their service on the board of directors in 2018.For option grants to senior management, see “— Share Options” below.

Share Options and Equity Awards

We have established three equity incentive plans to incentive its employees, consultants, advisors and other person who perform services for us. Descriptions of the three plans, plans — the 2018 Omnibus Equity Incentive Plan, the 2018 Reebonz Share Option Plan and the Management Performance Plan, and the awards that may be made under each of these plans are set forth below.

Description of the 2018 Omnibus Equity Incentive Plan (the “2018 Plan”)

General

The 2018 Plan will cover the grant of awards to our employees (including officers), non-employee consultants and non-employee directors and those of our subsidiaries.

We expect that our compensation committee of the board of directors will administer the 2018 Plan. The committee may delegate any or all of its administrative authority to our Chief Executive Officer except with respect to awards to executive officers who are subject to Section 16 of the Exchange Act. In addition, the full board of directors must serve as the committee with respect to any awards to our non-employee directors.

Up to a maximum of number of our ordinary shares equal to 10% of our issued and outstanding ordinary shares immediately after the Closing (2,642,720 shares) of our ordinary shares may be delivered in settlement of awards granted under the 2018 Plan, including upon exercise of incentive share options. The shares delivered to settle awards made under the 2018 Plan may be authorized and unissued shares or treasury shares, including shares repurchased by us for purposes of the 2018 Plan. If any shares subject to any award granted under the 2018 plan (other than a substitute award as described below) is forfeited or otherwise terminated without delivery of such shares (or if such shares are returned to us due to a forfeiture restriction under such award), the shares subject to such awards will again be available for issuance under the 2018 Plan unless otherwise provided. However, any shares that are withheld or applied as payment for shares issued upon exercise of an award or for the withholding or payment of taxes due upon exercise of the award will continue to be treated as having been delivered under the 2018 Plan and will not again be available for grant under the 2018 Plan. Upon settlement of any share appreciation rights, or SARs, the number of shares underlying the portion of the SARs that is exercised will be treated as having been delivered for purposes of determining the maximum number of shares available for grant under the 2018 Plan and shall not again be treated as available for issuance under the 2018 Plan.

If a dividend or other distribution (whether in cash, shares or other property), recapitalization, forward or reverse share split, subdivision, consolidation or reduction of capital, reorganization, merger, consolidation, scheme of arrangement, split-up, spin-off or combination involving us or repurchase or exchange of our shares or other securities, or other rights to purchase shares of our securities or other similar transaction or event affects our ordinary shares such that the committee determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits (or potential benefits) provided to grantees under the 2018 Plan, the committee will make an equitable change or adjustment as it deems appropriate in the number and kind of securities subject to awards (whether or not then outstanding) and the related exercise price relating to an award in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2018 Plan.

Description of the 2018 Reebonz Share Option Plan (“Long-term employment benefit plan – 2018 plan”)

The Reebonz Option Plan will cover the grant of share options to those individuals who were employees, consultants and directors of Reebonz and who held vested or unvested options under the option plan maintained by Reebonz (the “prior option plan”) immediately prior to the closing of the Business Combination Agreement. Options under the prior option plan will cease to exist as of the closing, and in lieu thereof such prior option holders will receive option grants under the Reebonz Option Plan to be granted upon the closing. No ISOs will be granted under the Reebonz Option Plan.

The compensation committee of our board of directors will administer the Reebonz Option plan. The number of underlying shares and exercise price of the share options awarded under the Reebonz Option Plan will be determined under a formula intended to economically match as of the grant date the options which such grantees previously held under the prior option plan. Grantees who were 100% vested in their prior option plan awards will be 100% vested on the grant date in the options granted under the Reebonz Option Plan. Grantees who were not vested in their prior option plan awards will be 50% vested on the grant date in the options granted under the Reebonz Option Plan (consistent with the vesting provisions of the prior plan in the event of a corporate transaction) and will become 100% vested in the options granted under the Reebonz Option Plan on the 12-month anniversary of the closing of the Business Combination Agreement.

All grantees with vested options as of Closing will have 15 months from the date of closing of the Business Combination Agreement to exercise their vested options under the Reebonz Option Plan, and grantees holding unvested options as of Closing will have 90 days after such options vest on the 12 month anniversary of the Closing to exercise such options. The compensation committee and the grantee will agree to the payment method upon exercise. Such method may be one or more of the following: payment by cash or check; payment by shares owned by the grantee; payment as a “net exercise” with shares that would be acquired through exercise of the option; or payment with an immediate sale of shares acquired upon exercise of the option by a broker-dealer receiving irrevocable instructions from the grantee regarding the sale and the delivery of the purchase price from the sale proceeds.

Description of the Management Performance Plan

The Management Performance Plan covers the grant of performance share unit awards to be granted as an incentive to selected management employees upon the closing of the Business Combination Agreement. Our compensation committee of the board of directors will administer the Management Performance Plan and will determine which management employees receive grants of performance share units and the number of units each receives.

Each performance share unit represents a percentage of a pool of our ordinary shares. A pool of 93,750 ordinary shares will be established for calendar year 2019 if the 2019 performance targets are satisfied, and a pool of 93,750 ordinary shares will be established for 2020 if the 2020 performance targets are satisfied. Grantees will be issued their respective percentages of shares in the pool provided they are employees at the time the compensation committee determines whether targets have been satisfied so that shares are to be allocated to the pools. Grantees also will share on a pro rata basis in any shares in the pool that are not otherwise subject to a grant at the time of the determination by the compensation committee of the satisfaction of the targets. No shares will be issued for a calendar year if the targets for that year are not satisfied (subject to the share price lookbacks described below).

The targets for each of 2019 and 2020 include a revenue target and a share price target, both of which must be satisfied for shares to be allocated to the pool and issued to grantees. The revenue target is based on the aggregate of all revenue generated by us and our subsidiaries, after intercompany eliminations, determined in accordance with International Financial Reporting Standards as reported on audited financial statements. The revenue target for 2019 is SGD$199,000,000 (US$148,000,000) and the revenue target for 2020 is SGD$290,000,000 (US$215,000,000). The share price target is based on the closing price of a share for any 20-day trading period within a 30-day trading period during the calendar year. The share price target for 2019 is $92.00 and the share price target for 2020 is $104.00

If the revenue target is satisfied for a year but the share price target is not satisfied, the share pool will still be established for that year if the share price target for the year is met by the end of the following year. For example, if following the end of 2019 the compensation committee determines that the 2019 revenue target is satisfied but the 2019 share price target is not satisfied, then no shares will be allocated to the 2019 share pool following such determination and no shares will be issued to grantees. However, if during 2020 the compensation committee determines that the 2019 share price target was satisfied during 2020, then 750,000 shares will be allocated to the 2019 pool and issued to grantees who are employees at the time the determination is made. This share pool will be in addition to the share pool, if any, established for 2020. Similarly, if the 2020 revenue target is satisfied but the 2020 share price target is not satisfied, a 2020 share pool while not established after the end of 2020, may still be established during 2021 if the 2020 share price target is met in 2021.

The Management Performance Plan grants are for 2019 and 2020 performance only. Incentive grants for periods after those years will be made under the 2018 Plan.

Severance Benefit. We currently have no severance benefits plan. We may consider the adoption of a severance plan for executive officers and other employees in the future.

Director and Consultant Compensation. We currently do not have a definitive compensation plan for its future directors or consultants. We, working with the compensation committee, anticipate setting director and consultant compensation at a level comparable with those directors and consultants with similar positions at comparable companies.

C. Board Practices

Classification of Directors

Our articles provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present in person or by proxy at the meeting. Our articles further provide that our board of directors will be divided into three groups designated as Class I, Class II and Class III with as nearly equal a number of directors in each group as possible. Directors assigned to Class I shall initially serve until the first annual general meeting of shareholders following the effectiveness of our articles upon completion of this offering, or the Articles Effectiveness Date; directors assigned to Class II shall initially serve until the second annual general meeting of shareholders following the Articles Effectiveness Date; and directors assigned to Class III shall initially serve until the third annual general meeting of shareholders following the Articles Effectiveness Date. Commencing with the first annual general meeting of shareholders following the Articles Effectiveness Date, each director of each class the term of which shall then expire shall, upon the expiration of his or her term, be eligible for re-election at such annual general meeting to hold office for a three-year term and until such director’s successor has been duly elected.

Board Leadership Structure and Role in Risk Oversight

Upon consummation of the Business Combination, Samuel Lim was appointed as our Chairman of the Board and Chief Executive Officer. We believe that having Mr. Lim act as both Chairman of the Board and Chief Executive Officer is most appropriate for us at this time because it provides us with consistent and efficient leadership, both with respect to our operations and the leadership of the board. In particular, having Mr. Lim act in both of these roles increases the timeliness and effectiveness of our board’s deliberations, increases the board’s visibility into the day-to-day operations, and ensures the consistent implementation of our strategies.

We also believe in the importance of independent oversight. We will look to ensure that this oversight is truly independent and effective through a variety of means, including:

●	Having a majority of the board be considered independent.

●	At each regularly scheduled board meeting, all independent directors will typically be scheduled to meet in an executive session without the presence of any management directors.

We believe that the combined role of Chairman and Chief Executive Officer, together with the significant responsibilities of Holdco’s other independent directors described above, provides an appropriate balance between leadership and independent oversight.

Meetings and Committees of the Board of Directors

We have established a separately standing audit committee, compensation committee and nominating and corporate governance committee.

Audit Committee Information

We have established an audit committee comprised of independent directors consisting of Roderick Perry, Chua Kee Lock, and Jeff Richards. Each of the member of the audit committee will be independent under the applicable NASDAQ listing standards. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors,” as defined for audit committee members under the NASDAQ listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under NASDAQ’s listing standards. NASDAQ’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, Holdco will be required to certify to NASDAQ that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Roderick Perry serves as a financial expert on the Audit Committee.

Nominating Committee Information

We have established a nominating of the board of directors comprised of Chua Kee Lock and Jeff Richards. Each member of the nominating committee will be independent under the applicable NASDAQ listing standards. The nominating committee has a written charter. The nominating committee will be responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

Guidelines for Selecting Director Nominees

The nominating committee will consider persons identified by its members, management, stockholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee will not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee Information

We have established a compensation committee consisting of independent directors consisting of Chua Kee Lock and Jeff Richards. The compensation committee has a written charter. The purpose of the compensation committee will be to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, including authority to make and modify awards under such plans.

Any award made pursuant to an individual subject to the requirements of Section 16 of the Exchange Act must consist of a committee of two or more members of the board who are Section 162(m)(4)I of “nonemployee directors” as defined in Rule 16b-3(d)(1) under the Exchange Act.

D. Employees

As of December 31, 2018, the Company had 302 employees.

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on approximately 2,686,720 ordinary shares outstanding as of March 20, 2019, subject to rounding as a result of our reverse split as of March 15, 2019, based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Directors and Executive Officers:
Samuel Lim (2)	559,298	20.5%
Chua Kee Lock (3)	534,288	19.8%
Jeff Richards (4)	378,382	14.0%
Roderick Perry	11,208	*
Ali Erfan	8,015	*
Daniel Lim (5)	27,603	*
Benjamin Han (5)	27,603	*
Torres Oey (5)	20,597	*
Nupur Sadiwala (5)	6,615	*
Cassie Mah (5)	10,023	*
Lynn Ng (5)	7,508	*
Evelyn Lim (5)	6,983	*
All directors and executive officers as a group (twelve individuals)	1,055,814	39.3%
Five Percent Holders:
Granite Global Ventures Funds (4)	378,382	14.0%
Vertex Funds (3)	535,406	19.8%
Intel Capital Corporation (6)	251,978	9.4%
MediaCorp Pte. Ltd. (7)	188,514	7.0%

*    Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Reebonz Limited, 5 Tampines North Drive 5, #07-00, Singapore 528548

(2)	Includes 28,577 options held by Mr. Lim and 8,964 held by Mr. Lim’s spouse that are vested and exercisable within 60 days of the Closing.

(3)	Mr. Chua is president and chief executive officer of the Vertex Group, and may be deemed to be the beneficial owner of securities held by the Vertex Funds. Includes 9,309 warrants. Such holder’s address is 250 North Bridge Road, #11-01 Raffles City Tower, Singapore 179101

(4)	Mr. Richards is a Managing Partner of the GGV Capital, an affiliate of the Granite Global Ventures Funds, and may be deemed to be the beneficial owner of securities held by the Granite Global Ventures Funds. Such holder’s address is 3000 Sand Hill Road, Suite 4-230, Menlo Park, CA 94025.

(5)	Consists solely of options to purchase our ordinary shares that are vested and exercisable within 60 days of the Closing.

(6)	Such holder’s address is 2200 Mission College Boulevard, Santa Clara, CA 95052.

(7)	Such holder’s address is 1 Stars Avenue, Mediacorp Campus, Singapore 138507.

B. Related Party Transactions

We have a Related Party Transaction Policy that requires us to avoid, wherever possible, all related party transactions that could result in actual or potential material conflicts of interests, except as approved by the board of directors or audit committee in accordance with guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) the Company or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent the Company enters into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Additionally, the Company requires each of its directors and executive officers to complete an annual directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Other than the transaction described below, we have not entered into any transactions since our inception on July 27, 2018 to which we have been are a party to and in which any of our directors, executive officers or holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

In connection with the consummation of the Business Combination, Vertex Co-Investment Fund Pte Ltd converted a loan in the amount of US$1,529,589 in exchange for 22,341 ordinary shares of the Company, plus warrants to purchase ordinary shares exercisable at $92.00 per share. Such warrants have terms identical to the Company’s outstanding publicly traded warrants.

In connection with the consummation of the Business Combination, Draper Oakwood Investments LLC converted a loan in the amount of $910,000 in exchange to 11,058 ordinary shares of the Company.

In connection with the consummation of the Business Combination, Reebonz Limited entered into separate backstop agreements (the “Backstop Agreements”) with two investors. Pursuant to the Backstop Agreements, the investors acquired a total of 184,555 ordinary shares of the Company (i.e. “Backstop Shares”) for US$15,188,000. This can be referenced to Item 10. C – Material Contracts

Family Relationships

Mr. Daniel Lim, Reebonz’ Co-Founder, Chief Product Officer, is the brother of Mr. Samuel Lim, Reebonz’ Co-Founder, Chairman and Chief Executive Officer. There are no family relationships between any of the other executive officers and directors.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares of and warrants are listed on the Nasdaq Capital Market under the symbols RBZ and RBZAW, respectively. Holders of our ordinary shares and warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols RBZ and RBZAW, respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue 25,000,000 ordinary shares, $.0008 par value per share, and 5,000,000 preferred shares, $0.0001 par value per share.

B. Memorandum and Articles of Association

Registration Number and Purposes of the Company

Our registration number with the Cayman Islands Registrar of Companies is 340419. Our purpose as set forth in our amended and restated memorandum and articles of association is unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Voting Rights and Conversion

All ordinary shares have identical voting and other rights in all respects. Subject to any rights or restrictions attached to any shares, every shareholder who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorized representative or by proxy, shall have one vote for every share of which he is the holder. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Holders of ordinary shares do not have any conversion, preemptive or other subscription rights and there is no sinking fund or redemption provisions applicable to the ordinary shares.

Ownership and Transfer of Shares

Subject to the below, there are no jurisdictional limitations on the right to own or transfer the ordinary shares of the Company. Any shareholder may transfer all or any of his or her shares by an instrument of transfer provided that such transfer complies with applicable rules of the SEC and federal securities laws of the United States. The instrument of transfer of any share shall be in writing and shall be executed by or on behalf of the transferor (and if the directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the Register of Members.

Election of Directors

The Company may by Ordinary Resolution (as defined below) appoint any person to be a director or may by Ordinary Resolution remove any director for Cause (as defined in the Amended and Restated Memorandum and Articles of Association). The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Articles of Association as the maximum number of directors. The Amended and Restated Memorandum and Articles of Association provide for three classes of directors: Class I, Class II and Class III. There are two Class I directors; one Class II director; and three Class III directors. The Class I Directors stand elected for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand elected for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand elected for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors elected to succeed those Directors whose terms expire are elected for a term of office to expire at the third succeeding annual general meeting after their election. The term “Ordinary Resolution” means a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.

Powers of Directors

The Company’s Amended and Restated Memorandum and Articles of Association provide that the quorum for the transaction of the business of the Board of Directors may be fixed by the Board of Directors, and unless so fixed shall be two if there are two or more directors, and shall be one if there is only one director.

Subject to the provisions of the Companies Act, the Company’s Amended and Restated Memorandum and Articles of Association and to any directions given by Special Resolution (as defined in the Companies Act), the business of the Company shall be managed by the Board of Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of the Board of Directors at which a quorum is present may exercise all powers exercisable by the Board of Directors. The Company’s Amended and Restated Memorandum and Articles of Association provide that all cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Board of Directors shall determine by resolution. The Board of Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any other salaried office or place of profit with the Company or to his widow or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance. The Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

The Company’s Amended and Restated Memorandum and Articles of Association do not provide for any age for the retirement or non-retirement of directors. Directors hold their office until the expiration of their respective terms of office as set out above and until their successors shall have been appointed and qualified. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Company in a general meeting may fix a minimum shareholding required to be held by a director, but unless and until such a shareholding qualification is fixed a director is not required to hold shares.

Approval of Interested Transactions

The Company’s Amended and Restated Memorandum and Articles of Association provide that a director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon. The Articles further state that a general notice that such a director is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Dividend Rights

Subject to the Companies Act and the Company’s Amended and Restated Memorandum and Articles of Association and except as otherwise provided by the rights attached to any shares, the Company’s Board of Directors may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions out of the funds of the Company lawfully available therefor. No dividend or other distribution shall be paid except out of the realized or unrealized profits of the Company, out of the share premium account or as otherwise permitted by law.

The Company’s Amended and Restated Memorandum and Articles of Association provide that except as otherwise provided by the rights attached to any shares, all dividends and other distributions shall be paid according to the par value of the shares that a shareholder holds. The Board of Directors may deduct from any dividend or other distribution payable to any shareholder all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

The Company’s Amended and Restated Memorandum and Articles of Association provide that any dividend or other distribution which cannot be paid to a shareholder and/or which remains unclaimed after six months from the date on which such dividend or other distribution becomes payable may, in the discretion of the Board of Directors, be paid into a separate account in the Company’s name, provided that the dividend or other distribution shall remain as a debt due to the shareholder. Any dividend or other distribution which remains unclaimed after a period of six years from the date on which such dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

Liquidation Rights

The Company’s Amended and Restated Memorandum and Articles of Association provide that if the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up:

(a) if the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them; or

(b) if the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

The Company’s Amended and Restated Memorandum and Articles of Association provide that if the Company shall be wound up the liquidator may, subject to the rights attaching to any shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide among the shareholders in kind the whole or any part of the assets of the Company and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. No shareholder shall be required to accept any asset upon which there is a liability.

Shareholder Meetings: Action by Written Consent

The Company’s Amended and Restated Memorandum and Articles of Association provide that the Company may, but shall not (unless required by statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the directors shall specify and if no other time and place is prescribed by them, it shall be held at the Company’s registered office on the second Wednesday in December of each year at ten o’clock in the morning. General meetings may be called by the Company’s Board of Directors or by the Board of Directors at the request of the holder(s) or no less than 50% in par value of the Company’s issued shares. The Company’s Amended and Restated Memorandum and Articles of Association provide that any request for a meeting made by shareholders must state the object(s) of the meeting and must be signed by the shareholder(s) requesting the meeting and deposited at the Company’s registered office.

The Company’s Amended and Restated Memorandum and Articles of Association provide that a person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the shareholders entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

Quorum

The Company’s Amended and Restated Memorandum and Articles of Association provide that no business shall be transacted at any general meeting of shareholders of the Company unless a quorum is present. The Company’s Amended and Restated Memorandum and Articles of Association provide that two shareholders being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum unless the Company has only one shareholder entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorized representative or proxy.

Approval of Mergers, Consolidations and Acquisitions

The Company’s Amended and Restated Memorandum and Articles of Association provide that the Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Companies Act), upon such terms as the Board of Directors may determine.

Access to Corporate Records

The Board of Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of shareholders of the Company and no shareholder (who is not a director) shall have any right of inspecting any account or book or document of the Company except as conferred by Companies Act or authorized by the Board of Directors or by the Company at a general meeting.

Modification of Class Rights

The Company’s Amended and Restated Memorandum and Articles of Association provide that all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the Board of Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

C. Material Contracts

On December 13, 2018 and December 14, 2018, the Company in connection with its proposed business combination (the “Business Combination”) with Reebonz pursuant to the Business Combination Agreement, dated as of September 4, 2018 entered into separate backstop agreements (the “Backstop Agreements”) with two accredited investors, S4 Limited (“S4”) and Vertex Co-Investment Fund Pte. Ltd. (“Vertex”), and together with S4, the “Backstop Investors”). Pursuant to the Backstop Agreements, the investors acquired a total of 184,555 ordinary shares of the Company (i.e. “Backstop Shares”) for US$15,188,000.

Pursuant to the Backstop Agreements, S4 agreed to acquire 125,000 shares of Class A common stock of the Draper Oakwood Technology Acquisition, Inc. (the “Common Stock”), the Company’s predecessor company, and Vertex agreed to acquire $5 million of shares of Common Stock (inclusive of commissions), in each case in open market or in privately negotiated transactions prior to the 5:00 pm ET on December 14, 2018 (such shares of Common Stock acquired by the Backstop Investors, and including the ordinary shares of the Company to be issued to holders of Common Stock in connection with the consummation of the Business Combination, the “Backstop Shares”). The Backstop Investors agreed that until the earlier of the closing of the Business Combination (the “Closing”) or the date on which the Business Combination Agreement is terminated, the Backstop Investors will not transfer any Common Stock, including any Backstop Shares that they acquire. In addition, each Backstop Investor agreed (i) to vote all of its Common Stock, including any Backstop Shares, that it owns as of the record date for the Special Meeting, in favor of the Business Combination and each of the other proposals of the Company to be voted on at the Special Meeting that are required for the Closing, and (ii) to refrain from exercising any rights that such investor may have to redeem or convert any Common Stock that it owns, including any Backstop Shares.

In consideration for the agreement of the Backstop Investors, the Company agreed (i) to issue to the Backstop Investors ordinary shares (the “Additional Shares”) at the rate of 0.25 share for each Backstop Share purchased and not redeemed, and (ii) to register the resale of such Additional Shares (and any Backstop Shares that may be deemed to be held by an affiliate of the Company) pursuant to the Securities Act of 1933, as amended, as promptly as practicable after the Closing. In addition, the parties agreed that the Backstop Shares (which, upon the Closing, will become ordinary shares of the Company) and, when registered, the Additional Shares (which, upon the Closing, will become ordinary shares of the Company), will be sold in market transactions during the 90-day period following the Closing (the “Resale Period”) (which 90 day period may be shortened to up to 60 days by the Company), subject to certain volume and sale limitations. Any shares not sold in the open market during the period will be purchased by the Company at the end of the period. Under certain circumstances, the Company may be required during such 90-day period to purchase certain of the securities held by the Backstop Investors. In the event that the aggregate proceeds from such sales, including the Additional Shares, are less than 110% of the aggregate amount paid by the applicable Backstop Investor for the Backstop Shares, the Company has agreed to pay to such Backstop Investor the difference in cash (the “Guaranty Obligation”). In addition, the Company has agreed to deposit funds into a segregated escrow account, as security for the payment of the Guaranty Obligation. On February 26, 2019, we entered into an amendment of our Backstop Agreement with S4 such that, (i) the Resale Period with respect to S4’s Backstop Shares has been extended by 90 days and may be extended by an additional 90 days, and (ii) proceeds from the sale of the Backstop Shares deposited into the escrow account may be distributed to S4 and the Company prior to the end of the Resale Period. On March 14, 2019, we entered into an amendment of our Backstop Agreement with Vertex to (i) extend the Resale Period by 45 days, which may be further extended upon written agreement between us and Vertex, and (ii) to provide for distribution of proceeds to Vertex and the Company prior to the end of the Resale Period. To date, there have been no sales of Backstop Shares by Vertex. We intend to file a resale registration statement covering an aggregate of up to 106,098 ordinary shares to fulfill our obligations to Vertex and S4 under the Backstop Agreements.

Effective upon the closing of the Business Combination, the Company and Reebonz Limited acknowledge and agree that, notwithstanding the holdback provision in the Business Combination Agreement relating to the holdback of certain shares for indemnity purposes (the “Holdback Shares”), the Holdback Shares were issued to the former Reebonz Limited shareholders in connection with the closing of the Business Combination. Furthermore, they waived any right and release any claim that they may have to the Holdback Shares on the condition that the former Reebonz Limited shareholders satisfy any indemnity claim made under the Business Combination Agreement.

We have outstanding warrants to purchase 385,715 ordinary shares, which are exercisable at $92.00 (which gives effect to the 1-for-8 reverse split effectuated on March 11, 2019). The warrants are exercisable until December 19, 2023. We may redeem the outstanding warrants at a price of $0.08 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if among other circumstances, the last sale price of our ordinary shares equals or exceeds $192.00 for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send notice of redemption to the warrant holders.

All other material contracts governing the business of the Company are described elsewhere in this Report or in the information incorporated by reference herein.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Republic of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our securities. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

The government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders. The Cayman Islands are not party to any double taxation treaties that are applicable to payments made to or by us.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of shares. However, an instrument transferring title to a share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign Exchange Risk

We operate in various countries in the Asia Pacific region, including Singapore, Australia, Malaysia and Indonesia, among other countries. We make inventory purchases primarily in Euros and U.S. dollars, incur employee compensation expenses and administrative expenses primarily in Singapore dollars, and incur certain other expenses in various other currencies. We derive a significant portion of our revenue from sales denominated in various local currencies other than the Singapore dollar, such as the Australian dollar, Korean won, New Taiwan dollar, Hong Kong dollar, Thai baht, Malaysian ringgit and Indonesian rupiah. As a result, we bear risks associated with the fluctuation of foreign exchange rates. Because we report our results in the Singapore dollar, the difference in exchange rates in one period compared to another directly impacts period to period comparisons of our operating results. In addition, the value of your investment will be affected by the exchange rate between the U.S. dollar and the Singapore dollar and these and other currencies because the value of our business is effectively denominated in Singapore dollars and those other currencies, while we will be traded in U.S. dollars.

Currently, we have not implemented any comprehensive strategy to mitigate risks related to the impact of fluctuations in currency exchange rates.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to (i) the interest income generated by excess cash, which is mostly held in interest bearing bank deposits and (ii) borrowings from banks and other financial institutions. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, we may have decreased interest income and increased interest expenses due to changes in market interest rates. Substantially all of our borrowings as of December 31, 2018 were subject to floating rates, within a specified band. For example, interest bearing bank deposits are short to medium term in nature, but given the significant cash and bank balances held by us, any variation in the interest rates may have a material impact on our results of operations. We have not used derivative financial instruments in our investment portfolio.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

ITEM 15A. DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended), were not effective as of the end of the period covered by this Annual Report due to the material weaknesses in our internal control over financial reporting described below:

In connection with the preparation and external audit of Reebonz’s consolidated financial statements as of and for the years ended December 31, 2017 and 2018, Reebonz and KPMG LLP, independent registered public accounting firm, noted a material weakness in Reebonz’s internal control over financial reporting. The material weakness identified relates to the control environment and risk assessment: due to insufficient accounting resources important to the Company’s compliance with financial reporting requirements of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and the United States Securities and Exchange Commission (“SEC”), and inadequate oversight and assessment of risks by management that could significantly impact internal control over financial reporting, to ensure accountability for the design, implementation, and performance of controls, including general information technology controls. This material weakness could allow errors to go undetected and resulted in corrected and uncorrected audit misstatements.

As a result of the identification of this material weakness, we plan to take measures to remedy this control deficiency. However, we can give no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate such material weakness or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our securities.

ITEM 15B. MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 15C. ATTESTATION REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Furthermore, the Company is an emerging growth company, and therefore is exempt from the requirement of an attestation report while it is an emerging growth company.

ITEM 15D. EFFECT OF CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Roderick Perry, a member of our audit committee is an audit committee financial expert as defined by rules of the U.S. Securities and Exchange Commission and is an independent director under Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to all of our subsidiaries and to all of our directors and employees, including our chief executive officer, chief financial officer, controller or other persons performing similar functions, which complies with the “code of ethics” contemplated by Item 16B of Form 20-F promulgated by the U.S. Securities and Exchange Commission. A copy of our Code of Business Conduct and Ethics is available on our website at www.reebonz.com. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the U.S. Securities and Exchange Commission. Under Item 16B of the U.S. Securities and Exchange Commission’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firms from our inception to December 31, 2018.

	2017	2018
	US$’000	US$’000
Audit Fees and Audit-related fees*	$ NIL	$1,513
Tax Fees	30	NIL
Total	$30	$1,513

*	Audit service and audit related fees relates to audit service for the year ended 31 December 2018 and Half year review for the 6 months period 30 June 2018 and re-audit service for the year ended December 31, 2017, and 2016 and issuance of consent letter in relation to the business combination with Draper Oakwood Technology Acquisition, Inc..

Audit Committee Pre-Approval

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit). All of the services described above were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

In connection with the Business Combination, Marcum LLP remained as the independent accountants of Reebonz Holding Limited until the Board of Director’s decision to terminate Marcum LLP on February 14, 2019. Marcum was notified of the dismissal on February 25, 2019. We have engaged KPMG LLP as our independent registered public accounting firm for our successor holding entity, Reebonz Holding Limited on February 19, 2019.

The reports of Marcum LLP with respect to the audit of the financial statements of DOTA Holdings Limited as of August 31, 2018 and for the period from July 27, 2018 (inception) through August 31, 2018, did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change accountants from Marcum LLP to KPMG LLP was approved by our board of directors and was made in connection with consummation of the Business Combination as KPMG LLP has served as Reebonz auditors.

During the period from July 27, 2018 (inception) through August 31, 2018 and the subsequent interim period through February 14, 2019, the date of the dismissal of Marcum LLP, we did not have any disagreement with Marcum LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During that time, there were no “reportable events” as set forth in Item 304(a)(1) of Regulation S-K adopted by the Securities and Exchange Commission.

We have provided Marcum LLP with a copy of this report prior to its filing with the Securities and Exchange Commission. Marcum LLP has provided a letter to us, dated February 25, 2019 and addressed to the Securities and Exchange Commission, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

New independent registered public accounting firm

On February 19, 2019 in connection with the consummation of the Business Combination, we engaged KPMG LLP, Reebonz’s auditors, as our independent registered public accounting firm for our fiscal year ended December 31, 2018. The decision to engage KPMG LLP as our independent registered public accounting firm was approved by our board of directors.

During the two most recent fiscal years and through February 19, 2019, we have not consulted with KPMG LLP regarding either of the following:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that KPMG LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or

2.	any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Reebonz are included in this Annual Report. Our financial statements are on pages F-1 to F-81.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the Registrant’s F-1/A filed with the SEC on March 15, 2019).

2.1	Business Combination Agreement, dated as of September 4, 2018, by and among Draper Oakwood Technology Acquisition, Inc., DOTA Holdings Limited, DOTA Merger Subsidiary Inc., Reebonz Limited, the Security Holders of Reebonz named therein, and Draper Oakwood Investments,LLC, in the capacity of Purchaser Representative (incorporated by reference to Annex A to the to the Registrant’s Form F-4/A filed with the SEC on December 5, 2018).

3.1	Amended and Restated Memorandum and Articles of Association of the Registrant as in effect prior to this offering (incorporated by reference to Annex B to the Registrant’s Form F-4/A filed with the SEC on December 5, 2018).

3.2	Amended and Restated Memorandum and Articles of Association for the Registrant filed with the Cayman Islands Registrar of Companies on March 14, 2019 (incorporated by reference to Exhibit 3.2 of the Registrant’s F-1/A filed with the SEC on March 15, 2019).

4.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.5 of the Registrant’s F-4/A filed with the SEC on December 4, 2018).

4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.6 of the Registrant’s F-4/A filed with the SEC on December 4, 2018)

10.1	Form of Lock-Up Agreement, dated as of September 4, 2018, by and among DOTA Holdings Limited, Draper Oakwood Investments, LLC, in the capacity as the Purchaser Representative, and the shareholder of Reebonz Limited party thereto. (incorporated by reference to Exhibit 10.1 of DOTA’s Form 8-K (File No. 001-38204), filed with the SEC on September 5, 2018).

10.2	Registration Rights Agreement, dated as of September 4, 2018, by and among DOTA Holdings Limited, Draper Oakwood Investments LLC, in the capacity as the Purchaser Representative, and the shareholders of Reebonz Limited named therein. (incorporated by reference to Exhibit 10.2 of DOTA’s Form 8-K (File No. 001-38204), filed with the SEC on September 5, 2018).

10.3	Form of Non-Competition and Non-Solicitation Agreement, dated as of September 4, 2018, by and among the shareholder of Reebonz Limited party thereto, DOTA Holdings Limited, Draper Oakwood Technology Acquisition, Inc., Reebonz Limited and Draper Oakwood Investments LLC, in the capacity as the Purchaser Representative. (incorporated by reference to Exhibit 10.3 of DOTA’s Form 8-K (File No. 001-38204), filed with the SEC on September 5, 2018).

10.4	Form of Amended Founders Registration Rights Agreement (incorporated by reference as Exhibit 10.17 to the Registrant’s F-4 filed with the SEC on September 17, 2018)

10.5	Land Lease Letter of Offer, dated September 3, 2014, by and between Reebonz and Jurong Town Corporation. (incorporated by reference as Exhibit 10.19 to the Registrant’s F-4/A filed with the SEC on December 4, 2018)

10.6	Reebonz Holding Limited 2018 Omnibus Equity Incentive Plan (incorporated by reference to Annex C-1 to the Registrant’s F-4/A filed with the SEC on December 5, 2018).

10.7	Reebonz Holding Limited Management Performance Plan (incorporated by reference to Annex C-2 to the Registrant’s F-4/A filed with the SEC on December 5, 2018).

10.8	Reebonz Holding Limited 2018 Share Option Plan (incorporated by reference to Annex C-3 to the Registrant’s F-4/A filed with the SEC on December 5, 2018).

10.9	Amended and Restated Sponsor Promissory Note, dated September 19, 2018 (incorporated by reference to Exhibit 10.24 to the Registrant’s F-4/A filed with the SEC on November 7, 2018).

10.10	Shareholder Agreement, dated May 23, 2012, by and among Reebonz Pte. Ltd. and security holders of Reebonz named therein (incorporated by reference to Exhibit 10.26 of the Registrant’s F-4/A filed with the SEC on November 7, 2018).

10.11	Addendum to Shareholders’ Agreement, dated June 3, 2013, by and among Reebonz Pte. Ltd. and security holders of Reebonz named therein (incorporated by reference to Exhibit 10.27 of the Registrant’s F-4/A filed with the SEC on November 7, 2018).

10.12	Backstop Agreement (the “Agreement”) dated December 14, 2018 by and among (i) Draper Oakwood Technology Acquisition, Inc., a Delaware corporation, (ii) Reebonz Holding Limited (f/k/a DOTA Holdings Limited), a Cayman Islands exempted company, (iii) Vertex Co-Investment Fund Pte. Ltd., and (iv) for certain limited purposes, Cowen and Company, LLC (incorporated by reference to Exhibit 10.12 of the Registrant’s F-1/A filed with the SEC on March 15, 2019).

10.13	Backstop Agreement dated as of February 26, 2019 to that certain Backstop Agreement (the “Agreement”) dated December 13, 2018 by and among (i) Draper Oakwood Technology Acquisition, Inc., a Delaware corporation, (ii) Reebonz Holding Limited (f/k/a DOTA Holdings Limited), a Cayman Islands exempted company, (iii) S4 Limited, and (iv) for certain limited purposes, Cowen and Company, LLC (incorporated by reference to Exhibit 10.13 of the Registrant’s F-1/A filed with the SEC on March 15, 2019).

10.14	Amendment No. 1 to Backstop Agreement dated as of March 14, 2019 to that certain Backstop Agreement (the “Agreement”) dated December 14, 2018 by and among (i) Draper Oakwood Technology Acquisition, Inc., a Delaware corporation, (ii) Reebonz Holding Limited (f/k/a DOTA Holdings Limited), a Cayman Islands exempted company, (iii) Vertex Co-Investment Fund Pte. Ltd., and (iv) for certain limited purposes, Cowen and Company, LLC (incorporated by reference to Exhibit 10.14 of the Registrant’s F-1/A filed with the SEC on March 15, 2019).

10.15	Amendment No. 1 to Backstop Agreement dated as of February 26, 2019 to that certain Backstop Agreement (the “Agreement”) dated December 13, 2018 by and among (i) Draper Oakwood Technology Acquisition, Inc., a Delaware corporation, (ii) Reebonz Holding Limited (f/k/a DOTA Holdings Limited), a Cayman Islands exempted company, (iii) S4 Limited, and (iv) for certain limited purposes, Cowen and Company, LLC (incorporated by reference to Exhibit 10.15 of the Registrant’s F-1/A filed with the SEC on March 15, 2019).

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.

16.1	Letter from Marcum LLP (incorporated by reference to Exhibit 16.1 of the Registrant’s F-1 filed with the SEC on February 25, 2019).

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of the Registrant’s F-4 filed with the SEC on September 17, 2018).

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

REEBONZ HOLDING LIMITED

April 1, 2019	By:	/s/ Samuel Lim
Name: Samuel Lim
Title: Chief Executive Officer

Reebonz Holding Limited and its subsidiaries

Registration Number: MC-340419

Annual Consolidated Financial Statements

Years ended 31 December 2017 to 31 December 2018

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone Fax Internet	+65 6213 3388 +65 6225 0984 www.kpmg.com.sg

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Reebonz Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Reebonz Holding Limited (the ‘Company’) and subsidiaries as of 1 January 2017, 31 December 2017 and 31 December 2018, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity, and cash flows for each of the years ended 31 December 2017 and 31 December 2018, and the related notes (collectively, the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of 1 January 2017, 31 December 2017 and 31 December 2018, and the results of its operations and its cash flows for each of the years ended 31 December 2017 and 31 December 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Reebonz Holding Limited and its subsidiaries
Independent auditors’ report
Years ended 31 December 2017 to 31 December 2018

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP

Public Accountants and

Chartered Accountants

We have served as the Company’s auditor since 2018.

Singapore

April 1, 2019

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2017 to 31 December 2018

Consolidated statements of financial position

	Note	1/1/2017	31/12/2017	31/12/2018
		US$’000	US$’000	US$’000

Assets
Property and equipment	4	18,921	28,805	26,915
Leasehold land	5	5,010	5,022	4,728
Intangible assets	6	1,626	1,429	1,061
Goodwill	7	1,504	1,568	1,542
Non-current financial assets	8	558	480	472
Non-current assets		27,619	37,304	34,718

Marketable securities held in trust account	9	–	–	15,196
Inventories	10	23,669	21,982	18,965
Trade and other receivables	11	4,502	4,625	4,670
Prepayments	12	4,278	2,572	2,357
Other current financial assets	8	928	1,213	629
Cash and cash equivalents	13	11,926	7,312	2,604
Current assets		45,303	37,704	44,421
Total assets		72,922	75,008	79,139

Equity
Share capital	14	12,876	14,481	82,530
Warrants	15(c) (iii,iv,v)	2,054	2,054	2,502
Accumulated losses		(137,770)	(82,405)	(117,644)
Other components of equity	16	6,542	9,591	10,853
Shareholders’ deficit attributable to owners of the Company		(116,298)	(56,279)	(21,759)
Non-controlling interests		(943)	(1,441)	214
Total shareholders’ deficit		(117,241)	(57,720)	(21,545)

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2017 to 31 December 2018

Consolidated statements of financial position (continued)

	Note	1/1/2017	31/12/2017	31/12/2018
		US$’000	US$’000	US$’000

Liabilities
Convertible preference shares	15(a)	123,468	56,854	–
Contingent settlement provision	15(c)(i)	237	307	–
Asset reinstatement obligations	17	18	166	167
Deferred tax liabilities	18	297	1,443	1,418
Trade and other payables	19	644	413	377
Interest-bearing loans and borrowings	20	26,606	28,735	17,216
Non-current liabilities		151,270	87,918	19,178

Trade and other payables	19	12,934	11,384	19,669
Contract liabilities	21	3,085	3,426	4,297
Asset reinstatement obligations	17	188	96	43
Interest-bearing loans and borrowings	20	22,598	29,808	42,147
Loan from shareholders	22	–	–	15,188
Current tax payable		88	96	162
Current liabilities		38,893	44,810	81,506
Total liabilities		190,163	132,728	100,684
Total shareholders’ deficit and liabilities		72,922	75,008	79,139

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2017 to 31 December 2018

Consolidated statements of profit or loss

	Note	31/12/2016	31/12/2017	31/12/2018
		US$’000	US$’000	US$’000

Revenue	23	128,003	107,739	88,379
Cost of revenue		(95,230)	(77,628)	(66,222)
Gross profit		32,773	30,111	22,157
Fulfilment expenses		(18,882)	(18,175)	(14,917)
Marketing expenses		(9,739)	(7,573)	(5,400)
Technology and content expenses		(5,252)	(4,811)	(3,809)
General and administrative expenses		(15,974)	(11,055)	(11,394)
Government grant		290	167	203
Operating loss		(16,784)	(11,336)	(13,160)
Other income	24	550	415	676
Other expenses	25	(1,157)	(923)	(731)
Finance costs	26	(1,797)	(3,250)	(3,533)
Finance income	26	35	14	7
		(19,153)	(15,080)	(16,741)

Change in fair value of:
- Convertible preference shares	15(a)	59,233	70,063	(2,068)
Recapitalization expenses	38	–	–	(16,530)
Profit/(loss) before tax	27	40,080	54,983	(35,339)
Tax expense	18	(10)	(75)	(116)
Profit/(loss) for the year		40,070	54,908	(35,455)

Attributable to:
Owners of the Company		40,654	55,365	(35,239)
Non-controlling interests		(584)	(457)	(216)
Profit/(loss) for the year		40,070	54,908	(35,455)

Profit/(loss) per share (US$)
Basic, profit/(loss) for the year attributable to ordinary equity holders of the parent	28	51.99 *	69.73 *	(42.92)
Diluted, loss for the year attributable to ordinary equity holders of the parent	28	(7.89)*	(6.44)*	(42.92)

* Restated. See Note 28.

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2017 to 31 December 2018

Consolidated statements of other comprehensive income (loss)

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

Profit/(loss) for the year	40,070	54,908	(35,455)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit and loss:
Exchange differences on translation of foreign operations	3,126	(3,551)	1,447
Net surplus on revaluation of building	–	5,565	–

Items that will not be reclassified to profit or loss
Derecognition of warrants	–	–	256
Change in fair value of convertible loans	–	–	613
Change in fair value of promissory notes	–	–	456
Other comprehensive income for the year, net of tax	3,126	2,014	2,772
Total comprehensive income/(loss) for the year	43,196	56,922	(32,683)

Total comprehensive income/(loss) attributable to:
Equity holders of the parent	43,768	57,420	(32,482)
Non-controlling interests	(572)	(498)	(201)
Total comprehensive income/(loss) for the year	43,196	56,922	(32,683)

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2017 to 31 December 2018

Consolidated statements of changes in equity

		Attributable to owners of the Company
	Note	Issued capital	Warrants	Share- based payments	Other reserves	Foreign currency translation reserve	Revaluation reserve	Other components of equity, total	Accumulated losses	Total	Non- controlling interests	Total shareholders’ deficit
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group

At 1 January 2017		12,876	2,054	4,254	(635)	2,923	–	6,542	(137,770)	(116,298)	(943)	(117,241)

Total comprehensive income for the year
Profit for the year		–	–	–	–	–	–	–	55,365	55,365	(457)	54,908
Other comprehensive income		–	–	–	–	(3,510)	–	(3,510)	–	(3,510)	(41)	(3,551)
Net surplus on revaluation of building		–	–	–	–	–	5,565	5,565	–	5,565	–	5,565
Total comprehensive income for the year		–	–	–	–	(3,510)	5,565	2,055	55,365	57,420	(498)	56,922

Issuance of ordinary shares	14	1,605	–	–	–	–	–	–	–	1,605	–	1,605
Share-based payment transactions	29	–	–	994	–	–	–	994	–	994	–	994
At 31 December 2017		14,481	2,054	5,248	(635)	(587)	5,565	9,591	(82,405)	(56,279)	(1,441)	(57,720)

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2017 to 31 December 2018

Consolidated statements of changes in equity (continued)

		Attributable to owners of the Company
	Note	Issued capital	Warrants	Share- based payments	Other reserves	Foreign currency translation reserve	Revaluation reserve	Other components of equity, total	Accumulated losses	Total	Non- controlling interests	Total shareholders’ deficit
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group

At 1 January 2018		14,481	2,054	5,248	(635)	(587)	5,565	9,591	(82,405)	(56,279)	(1,441)	(57,720)

Total comprehensive income for the year
Profit for the year		–	–	–	–	–	–	–	(35,239)	(35,239)	(216)	(35,455)
Other comprehensive income		–	–	–	1,325	1,432	–	2,757	–	2,757	15	2,772
Total comprehensive income for the year		–	–	–	1,325	1,432	–	2,757	(35,239)	(32,482)	(201)	(32,683)

Issuance of shares for business combination	14	8,765	–	–	–	–	–	–	–	8,765	–	8,765
Preference shares converted into ordinary shares	14	57,914	–	–	–	–	–	–	–	57,914	–	57,914
Conversion of convertible loans into ordinary shares	14	917	–	–	–	–	–	–	–	917	–	917
Conversion of promissory note	14	453	–	–	–	–	–	–	–	453	–	453
Derecognition of warrants		–	(245)	–	–	–	–	–	–	(245)	–	(245)
Issuance of warrants	15(c) (iii)/(iv)	–	94	–	–	–	–	–	–	94	–	94
Recognition of warrants from business combination		–	599	–	–	–	–	–	–	599	–	599
Acquisition of non controlling interest of a subsidiary without a change in control		–	–	–	(1,925)	–	–	(1,925)	–	(1,925)	1,856	(69)
Share-based payment transactions	29	–	–	430	–	–	–	430	–	430	–	430
At 31 December 2018		82,530	2,502	5,678	(1,235)	845	5,565	10,853	(117,644)	(21,759)	214	(21,545)

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2017 to 31 December 2018

Consolidated statements of cash flows

	31/12/2017	31/12/2018
	US$’000	US$’000

Cash flows from operating activities
Profit/(loss) before tax	54,983	(35,339)
Adjustments for:
Depreciation of property and equipment	1,479	1,572
Amortization of leasehold land	199	213
Amortization of intangible assets	590	580
Amortization of deferred government grants	(89)	(92)
Reversal of asset reinstatement obligation	(103)	(34)
Loss/(gain) on disposal of property and equipment	4	(1)
Share-based payment	994	430
Expected credit loss allowance	–	60
Deposits written off	1	–
Inventories (reversed)/written down	(45)	353
Change in fair value of convertible preference shares	(70,063)	2,068
Recapitalization expenses	–	16,530
Finance costs	3,250	3,533
Finance income	(14)	(7)
Foreign exchange (gain)/loss, net	(236)	162
	(9,050)	(9,972)
Changes in:
- inventories	2,758	2,298
- trade and other receivables	73	(184)
- prepayments	1,835	26
- other current financial assets	(245)	563
- non-current financial assets	102	–
- trade and other payables	(1,679)	2,639
- contract liabilities	207	929
Cash used in operating activities	(5,999)	(3,701)
Interest received	14	7
Interest paid	(2,181)	(2,675)
Tax paid	(80)	(101)
Receipts of government grants	138	–
Net cash used in operating activities	(8,108)	(6,470)

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2017 to 31 December 2018

Consolidated statements of cash flows (continued)

	31/12/2017	31/12/2018
	US$’000	US$’000

Cash flows from investing activities
Purchase of property and equipment	(2,298)	(138)
Additions to intangible assets	(338)	(224)
Placement of short-term deposits	(1)	–
Proceeds from disposal of property and equipment	5	1
Net cash used in investing activities	(2,632)	(361)

Cash flows from financing activities
Proceeds from interest-bearing loans and borrowings	68,312	54,112
Repayment of interest-bearing loans and borrowings	(64,067)	(50,977)
Proceeds from issuance of ordinary shares	1,605	–
Net cash from financing activities	5,850	3,135

Net decrease in cash and cash equivalents	(4,890)	(3,696)
Cash and cash equivalents at 1 January	11,926	7,312
Effect of exchange rate fluctuations on cash held	276	(1,012)
Cash and cash equivalents at 31 December	7,312	2,604

Supplemental disclosures of non-cash activities:
Recapitalization expenses	–	16,530

Other supplementary disclosures:

As of 31 December 2018, there were US$Nil (2017: US$2,161,000) outstanding payables in relation to purchase of property and equipment and intangible assets.

As of 31 December 2018, an amount of US$15,188,000 (2017: US$Nil) representing loan from shareholders was held as marketable securities in trust account.

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2017 to 31 December 2018

Consolidated statements of cash flows (continued)

	Interest-bearing loans and borrowing	Interest-bearing loans and borrowing
	31/12/2017	31/12/2018
	US$’000	US$’000

Balance as at 1 January	49,204	58,543

Cash flows
Proceeds from interest-bearing loans and borrowings	68,312	54,112
Repayment of interest-bearing loans and borrowings	(64,067)	(50,977)
Purchase of property and equipment	2,175	–
Interest expense	2,308	2,481
Amortization of deferred transactions cost	832	831
Interest paid	(2,181)	(2,675)
Foreign exchange gain	(194)	149
Contingent settlement	–	363
Conversion of convertible loan to equity	–	(2,440)
Others	–	(25)
The effect of changes in foreign exchange rates	2,154	(999)
Balance as at 31 December	58,543	59,363

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Notes to the financial statements

These notes form an integral part of the financial statements.

The consolidated financial statements of Reebonz Holding Limited (the “Company”), formerly known as DOTA Holdings Limited, and its subsidiaries (collectively, the “Group”) for the years ended 31 December 2017 and 2018 were authorized for issue in accordance with a resolution of the directors on [Date of the report].

1	Domicile and activities

The Company is incorporated and domiciled in Cayman Island. The registered office is located at c/o Dentons, 3rd Floor, One Capital Place, Shedden Road, George Town, Grand Cayman, Cayman Islands. The Company’s principal executive office is located at 5 Tampines North Drive 5, Reebonz Building, Singapore 528548.

The principal activities of the Group are mainly as an online retailer of luxury goods and also to provide a marketplace for sellers to sell luxury goods. The principal activities of its subsidiaries are shown in Note 7 to the consolidated financial statements.

1.1	Business combination

On 19 December 2018, the Company changed its name from DOTA Holdings Limited to Reebonz Holding Limited.

DOTA Holdings Limited was incorporated on 27 July 2018 by Draper Oakwood Technology Acquisition, Inc., (“DOTA”) for the sole purpose of consummating the business combination described further below. On 4 September 2018, Reebonz Limited (“Reebonz”) entered into a business combination agreement with a special purpose acquisition company, DOTA, a Delaware Corporation, listed on National Association of Securities Dealers Automated Quotations (“NASDAQ”).

The Business Combination was accounted for as a reverse acquisition in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Under this method of accounting, DOTA is treated as the “acquired” company. This determination was primarily based on Reebonz comprising the ongoing operations of the combined company, Reebonz’s senior management comprising the senior management of the combined company, and Reebonz stockholders having a majority of the voting power of the combined company. For accounting purposes, Reebonz is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Reebonz. Accordingly, the consolidated assets, liabilities and results of operations of Reebonz are the historical financial statements of the combined company, and DOTA’s assets, liabilities and results of operations are consolidated with Reebonz beginning on the acquisition date.

As a result of the above transaction, the Company became the ultimate parent of Reebonz Limited and DOTA on 19 December 2018, being the acquisition date. The Company’s common stock and warrants are traded on the NASDAQ Capital Market under the ticker symbols RBZ and RBZAW, respectively.

The comparative financial years included herein are derived from the consolidated financial statements of Reebonz.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

2	Basis of preparation

2.1	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with the IFRS as issued by the IASB.

2.2	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.

Going concern basis of accounting

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to meet its financial obligation, working capital requirements and capital expenditures as and when they fall due.

The Group incurred an operating loss of US$13,160,000 (31/12/2017: US$11,336,000) for the year ended 31 December 2018 and as at that date, the Group recorded a shareholders’ deficit of US$21,759,000 (31/12/2017: US$56,279,000). The Group recorded net current liabilities of US$37,085,000 (31/12/2017: US$7,106,000) at 31 December 2018.

As at 31 December 2018, the Group has trust receipts financing of US$22,965,000 (31/12/2017: US$20,467,000) due to financial institutions, repayable from January 2019 to June 2019. A portion of the trust receipts financing, amounting to US$18,189,000 (31/12/2017: US$17,988,000) is secured by a first legal charge over the Group’s leasehold land and building. The carrying value of the Group’s leasehold land and building amounted to US$30,444,000 as at 31 December 2018 (31/12/2017: US$32,188,000). The Group has other short-term borrowings from third parties, amounting to US$7,297,000 (31/12/2017: US$6,637,000) which are repayable in Q1’2019 and Q2’2019. In addition, the unsecured term loan as at 31 December 2018 of US$10,765,000 (31/12/2017: US$10,590,000) is repayable by Q2’2019. Refer to Note 20 for the terms and conditions of the outstanding interest-bearing loans and borrowings.

The financial statements have been prepared on a going concern basis, based on the following:

1.	Continuation by the Group’s bankers to provide access to the Group to drawdown and roll-forward existing short term financing facilities which will enable the Group to meet its working capital requirements, financial obligation and capital expenditure as and when they fall due. Negotiations are currently ongoing with the Group’s bankers to confirm Group’s ability to have continuous access to these financing facilities.

2.	Expectation of successful completion of a public offering of between US$20,000,000 to US$27,000,000 based on the registration statement that the Company has filed with Securities and Exchange Commission (“SEC”) on 25 February 2019.

The Group is also considering other potential financing options with banks or other third parties to allow the Group to have sufficient funds to meet its working capital requirements, financial obligation and capital expenditure. Failure to do so may also prevent the Group’s continuation of its listing status in the NASDAQ stock market.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Management acknowledges that material uncertainty remains over the Group’s ability to meet its funding requirements and ability to gain continued access to short term financing. Management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.  If for any reason the Group is unable to continue as a going concern, then this could have an impact on the Group’s ability to realize assets at their recognized values, in particular goodwill and other intangible assets, and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

2.3	Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“US$”). All financial information presented in US$ has been rounded to the nearest thousand, unless otherwise stated.

On 19 December 2018, the Company assessed its functional currency to be US$. The Company assessed the currency of the Company’s financing and investing activities and determined that US$ more appropriately reflects the current and prospective economic substance of the underlying transactions and circumstances of the Company. The functional currencies in relation to Reebonz and the Company’s foreign operations remain unchanged.

2.4	Use of estimates and judgments

The preparation of the Group’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(a)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or Cash Generating Unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The estimated cash flows are derived from the future budgets and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most crucial in determining the recoverable amount of goodwill recognized by the Group. The key assumptions used to determine the recoverable amount for the CGU, including a sensitivity analysis, are disclosed and further explained in Note 7.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

(b)	Fair value of financial instruments

When the fair values of financial liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as discount rate and the IPO price prior to the recapitalization (see Note 1.1); following the recapitalization, judgements are on discount rates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 33 for further disclosures.

(c)	Share-based payments

The Group initially measures the cost of equity-settled transactions with employees using a Black Scholes model prior to the recapitalization to determine the fair value of the equity incurred. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 29.

(d)	Revenue recognition

For contracts that permit the customer to return an item, revenue is recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. Therefore, the amount of revenue recognised is adjusted for expected returns, which are estimated based on the historical data.

As at 31 December 2018, the Group recognizes refund liabilities which is included in trade and other payables amounting US$616,000 (31/12/2017: US$674,000). Separately, the Group recognises related assets for the rights to recover the returned goods, as ‘Inventories’ amounting US$439,000 (31/12/2017: US$462,000). The Group reviews its estimate of expected returns at each reporting date and updates the amounts of the assets and liabilities accordingly.

(e)	Revaluation of property and equipment - Building

The Group engaged a real estate valuation expert to assess the fair value of its building as at 31 December 2017. The Group carried its building at its revalued amount as at 31 December 2017, which approximates its fair value. Changes in fair values were recognized in other comprehensive income. The fair value of the building is determined by an independent real estate valuation expert using an open market value approach every 3 years on 31 December. As at 31 December 2018, the Group carried its building at the revalued amount, less accumulated depreciation and accumulated impairment losses.

(f)	Taxes

Deferred tax assets are recognized for unused tax losses and temporary differences to the extent that it is probable that taxable profit will be available against which the losses and temporary differences can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

As at 31 December 2018, the Group has US$114,326,000 (31/12/2017: US$88,043,000; 31/12/2016: US$75,296,000) of tax losses carried forward. These losses relate to the Company and subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Group. It is not probable that taxable profit will be available for the Group’s subsidiaries for deferred tax assets to be utilized against. On this basis, the Group has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

If the Group was able to recognize all unrecognized deferred tax assets, accumulated losses would have decreased by US$20,918,000 (31/12/2017: US$15,952,000; 31/12/2016: US$13,939,000).

(g)	Approach to measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

External valuers are involved for valuation of significant assets and liabilities. Involvement of external valuers is decided upon annually by Management after discussion with and approval by the Board. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. The Management decides, after discussions with the Group’s external valuers, which valuation techniques and inputs to use for each case.

At each reporting date, the Group analyses the movements in the values of assets and liabilities which are required to be measured or re-assessed as per the Group’s accounting policies. For this analysis, Management verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Group, in conjunction with the Group’s external valuers, also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained below.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest).

The Group recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

3	Significant accounting policies

3.1	Basis of consolidation

(i)	Recapitalization

A 'reverse acquisition' is a business combination in which the legal acquirer - i.e. the entity that issues the securities (i.e. listed entity) becomes the acquiree for accounting purposes and the legal acquiree becomes the acquirer for accounting purposes. It is the application in accordance with IFRS 3 Business Combinations on identifying the acquirer, which results in the identification of the legal acquiree as the accounting acquirer in a reverse acquisition. Application in accordance with IFRS 3 Business Combinations on identifying the acquirer may result in identifying the listed entity as the accounting acquiree and the unlisted entity as the accounting acquirer. In this case, if the listed entity is:

●	A business, IFRS 3 Business Combinations applies;

●	Not a business, IFRS 2 Share-based Payment applies to the transaction once the acquirer has been identified following the principles in accordance with IFRS 3 Business Combinations.

(ii)	Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 Business Combinations as at the date of acquisition, which is the date on which control is transferred to the Group.

The Group measures goodwill at the date of acquisition as:

●	the fair value of the consideration transferred; plus

●	the recognized amount of any non-controlling interests (“NCI”) in the acquiree; plus

●	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree, over the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed. Any goodwill that arises is tested annually for impairment.

When the excess in negative, a bargain purchase gain is recognized immediately in profit or loss. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration payable is recognized at fair value at the date of acquisition and included in the consideration transferred. If the contingent consideration that meets the definition of a financial instrument is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes to the fair value of the contingent consideration are recognized in profit or loss.

NCI that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation are measured either at fair value or at the NCI’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets, at the date of acquisition. The measurement basis taken is elected on a transaction-by-transaction basis. All other NCI are measured at acquisition-date fair value, unless another measurement basis is required by IFRSs.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as transactions with owners in their capacity as owners and therefore no adjustments are made to goodwill and no gain or loss is recognized in profit or loss. Adjustments to NCI arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

Business combinations which do not fall under the scope as defined under IFRS 3, are accounted in accordance with relevant IFRS as issued by the IASB and other relevant pronouncements.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. Losses applicable to the NCI in a subsidiary are allocated to the NCI even if doing so causes the NCI to have a deficit balance.

(iv)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.

3.2	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in OCI or profit or loss are also recognized in OCI or profit or loss, respectively).

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

(ii)	Group companies

On consolidation, the assets and liabilities of foreign operations are translated into United States dollars at the rate of exchange prevailing at the reporting date and their consolidated statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

3.3	Financial instruments

(i)	Recognition and initial measurement

Non-derivative financial assets and financial liabilities

The Group initially recognizes trade receivables on the date that they are originated. All other financial assets and financial liabilities are initially recognized on the date on which the Group becomes a party to the contractual provisions of the instrument. As a rule, a financial asset or a financial liability is initially measured at fair value with the addition, for a financial asset or a financial liability that is not presented at fair value through profit or loss, of transaction costs that can be directly attributed to the acquisition or the issuance of the financial asset or the financial liability. Trade receivables that do not contain a significant financing component are initially measured at the price of the related transaction. Trade receivables originating in contract assets are initially measured at the carrying amount of the contract assets on the date of reclassification from contract assets to financial assets measured at amortized cost.

(ii)	Classification and subsequent measurement

Non-derivative financial assets – Policy applicable from 1 January 2018

On initial recognition, financial assets are classified to measurement at amortized cost or fair value through profit or loss (“FVTPL”).

Financial assets are not reclassified in subsequent periods, unless the Group changes its business model for the management of financial assets, in which case the affected financial assets are reclassified at the beginning of the reporting period following the change in the business model.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it meets the two following conditions and is not designated for measurement at fair value through profit or loss:

-	The objective of the entity's business model is to hold the financial asset to collect the contractual cash flows; and

-	The contractual terms of the financial asset create entitlement on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

The Group has balances of trade and other receivables and other current financial assets that are held under a business model the objective of which is collection of the contractual cash flows. The contractual cash flows in respect of such financial assets comprise solely payments of principal and interest that reflects consideration for the time-value of the money and the credit risk. As such, such financial assets are classified and measured at amortized cost.

In subsequent periods, these assets are measured at amortized cost, using the effective interest method and net of impairment losses. Interest income, currency exchange gains or losses and impairment are recognized in profit or loss. Any gains or losses on derecognition are also carried to profit or loss.

Financial assets at fair value through profit or loss

All financial assets not classified as measured at amortised cost as described above are measured at FVTPL. In subsequent periods, these assets are measured at fair value. Net gains and losses are carried to profit or loss.

Business model assessment

The Group makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to Management. The information considered includes:

●	the stated policies and objectives for the portfolio and the operation of those policies in practice;

●	how the performance of the portfolio is evaluated and reported to the Group’s Management;

●	the risks that affect the performance of the business model and how those risks are managed;

●	how managers of the portfolio are compensated; and

●	the frequency, volume and timing of disposals in prior periods, the reasons for such sales and its expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets. Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Assessment of whether contractual cash flows are solely payments of principal and interest

For assessment purposes, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

●	contingent events that would change the amount or timing of cash flows;

●	terms that may adjust the contractual coupon rate, including variable-rate features;

●	prepayment and extension features; and

●	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Non-derivative financial assets – Policy applicable before 1 January 2018

The Group initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, non-current and current financial assets and trade and other receivables (excluding construction contract in progress).

Financial liabilities

Financial liabilities are classified to measurement at amortized cost or at fair value through profit or loss. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value through profit or loss are measured at fair value, and any net gains and losses, including any interest expenses, are recognized in profit or loss.

Other financial liabilities are measured at amortized cost in subsequent periods, using the effective interest method. Interest expenses and currency exchange gains and losses are recognized in profit or loss. Any gains or losses on derecognition are also carried to profit or loss.

(iii)	Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

The Group enters into transactions whereby it transfers assets recognised in its consolidated statements of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

(iv)	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(v)	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and short-term deposits with maturities of three months or less from the date of acquisition that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(vi)	Compound financial instruments

Compound financial instruments issued by the Group comprise convertible notes denominated in Singapore dollars that can be converted to ordinary shares at the option of the holder, where the number of shares to be issued is fixed and does not vary with changes in fair value.

The liability component of a compound financial instrument is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured.

Interest related to the financial liability is recognised in profit or loss. On conversion at maturity, the financial liability is reclassified to equity and no gain or loss is recognised.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

(vii)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Preference share capital

The Group’s redeemable preference shares are classified as financial liabilities, because they bear non-discretionary dividends and are redeemable in cash by the holders. Non-discretionary dividends thereon are recognised as interest expense in profit or loss as accrued.

3.4	Property and equipment

(i)	Recognition and measurement

Items of property and equipment other than building are measured at cost, which includes capitalized finance costs, less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

●	the cost of materials and direct labor;

●	any other costs directly attributable to bringing the assets to a working condition for their intended use;

●	when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

●	capitalized finance costs.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment and depreciated separately.

The gain or loss on disposal of an item of property and equipment (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss.

The Group capitalizes interest with respect to major assets under construction based on the actual interest incurred for specific borrowings. Assets under construction included in property and equipment are not depreciated as these assets are not yet available for use.

Buildings are measured at their revalued amounts, less accumulated depreciation and impairment losses recognized after the date of the revaluation. Valuations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from the fair value of the building at the end of the reporting period.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Any revaluation surplus is recognized in other comprehensive income and accumulated in equity under the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss, in which case the increase is recognized in profit or loss. A revaluation deficit is recognized in profit or loss, except to the extent that it offsets an existing surplus on the same asset carried in the revaluation reserve.

Any accumulated depreciation as at the revaluation date is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. The revaluation surplus included in the revaluation reserve in respect of an asset is transferred directly to retained earnings on retirement or disposal of the asset.

(ii)	Subsequent costs

The cost of replacing a component of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognized as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property and equipment, unless it is included in the carrying amount of another asset. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated.

Depreciation is recognized from the date that the property and equipment are installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use.

The estimated useful lives for the current and comparative years are as follows:

●	Furniture and fittings	3 years
●	Motor vehicles	5 years
●	Office equipment	3 years
●	Leasehold improvements	3 years
●	Computers and software	3 years
●	Building	28 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

3.5	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible assets with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of profit or loss in the expense category that is consistent with the function of the intangible assets.

Platform development costs

A platform arising from development is recognized as an intangible asset if the Group is able to satisfy the requirement to demonstrate how its platform will generate probable future economic benefits. If the Group is not able to demonstrate how the platform developed solely or primarily for promoting and advertising its own products and services will generate probable future economic benefits, all expenditure on developing such a platform should be recognized as an expense when incurred.

Any internal expenditure on the development and operation of the Group’s platform is accounted for in accordance with the nature of each activity for which expenditure is incurred as follows:

●	Planning:

Expenditure incurred in this stage is recognized as an expense as and when it is incurred.

●	Application and infrastructure development, graphical design and content development stages:

To the extent that content is developed for purposes other than to advertise and promote an Group’s own products and services, expenditure incurred in these stages are included in the cost of a platform recognized as an intangible asset when the expenditure can be directly attributed, or allocated on a reasonable and consistent basis, to preparing the platform for its intended use.

●	Content development:

Expenditure incurred in the content development stage, to the extent that content is developed to advertise and promote an enterprise's own products and services, is recognized as an expense when incurred.

●	Operating:

The operating stage begins once development of a platform is complete. Expenditure incurred in this stage is recognized as an expense when it is incurred.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Following initial recognition of the platform development costs, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in technology and content expenses. During the period of development, the asset is tested for impairment annually.

Amortization of the following intangibles assets are provided for on a straight-line basis over the estimated useful lives:

Platform development costs	-	5 years
Software	-	5 years

Gains or losses arising from derecognition of an intangible assets are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of profit or loss when the asset is derecognized.

3.6	Leasehold land

Leasehold land is initially measured at cost. Following initial recognition, leasehold land is measured at cost less accumulated depreciation. The leasehold land is depreciated on a straight-line basis over the lease term of 30 years.

3.7	Leases

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Group as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance lease is capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statements of profit or loss. A leased asset is depreciated over the useful life of the asset.

Operating lease payments are recognized as an operating expense in the consolidated statements of profit or loss on a straight-line basis over the lease term.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. The accounting policy for rental income is set out in Note 3.14(d). Contingent rents are recognized as revenue in the period in which they are earned.

Lessors present assets subject to operating leases in their consolidated statement of financial position according to the nature of the asset.

3.8	Finance costs

Finance costs directly attributable to the acquisition or construction of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset. All other finance costs are expensed in the period in which they occur. Finance costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

3.9	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average cost methodology, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Where necessary, allowance is provided for damaged, obsolete, and slow moving items to adjust the carrying value of inventories to the lower of cost and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and estimated costs necessary to make the sale.

3.10	Impairment

(i)	Non-derivative financial assets and contract assets

Policy applicable from 1 January 2018

The Group recognizes loss allowances for ECLs on:

●	financial assets measured at amortised costs; and

●	contract assets (as defined in IFRS 15).

The Group has elected to measure the provision for expected credit losses in respect of trade receivables and contract assets at an amount that is equal to the credit losses expected over the life of the instrument.

In assessing whether the credit risk of a financial asset has significantly increased since initial recognition and in assessing expected credit losses, the Group takes into consideration information that is reasonable and verifiable, relevant and attainable at no excessive cost or effort. Such information comprises quantitative and qualitative information, as well as an analysis, based on the past experience of the Group and the reported credit assessment, and contains forward-looking information.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

The Group assumes that the credit risk of a financial asset has increased significantly since initial recognition whenever contractual payments are more than 30 days in arrears.

The Group considers a financial asset to be in default if it is not probable that the borrower will fully meet its payment obligations to the Group, and the Group has no right to perform actions such as the realization of collaterals (if any).

The Group considers a financial asset as having a low credit risk if its credit risk coincides with the global structured definition of “investment rating”.

The credit losses expected over the life of the instrument are expected credit losses arising from all potential default events throughout the life of the financial instrument.

Expected credit losses in a 12-month period are the portion of the expected credit losses arising from possible default events during the period of 12 months from the reporting date.

The maximum period that is taken into account in assessing the expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of expected credit losses

Expected credit losses represent a probability-weighted estimate of credit losses. Credit losses are measured at the present value of the difference between the cash flows to which the Group is entitled under the contract and the cash flows that the Group expects to receive.

Expected credit losses are discounted at the effective interest rate of the financial asset.

Financial assets impaired by credit risk

At each reporting date, the Group assesses whether financial assets that are measured at amortized cost have become impaired by credit risk. A financial asset is impaired by credit risk upon the occurrence of one or more of the events that adversely affect the future cash flows estimated for such financial asset.

Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the borrower or issuer;

●	a breach of contract such as a default;

●	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

●	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

●	the disappearance of an active market for a security because of financial difficulties.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

Presentation of impairment

A provision for expected credit losses in respect of a financial asset that is measured at amortized cost is presented as a reduction of the gross carrying amount of the financial asset.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Policy applicable before 1 January 2018

A financial asset not carried at FVTPL was assessed at the end of each reporting period to determine whether there was objective evidence that it was impaired. A financial asset was impaired if objective evidence indicated that a loss event(s) had occurred after the initial recognition of the asset, and that the loss event(s) had an impact on the estimated future cash flows of that asset that could be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer would enter bankruptcy, adverse changes in the payment status of borrowers or issuers, economic conditions that correlate with defaults or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at the same time. An impairment loss is recognized if the carrying amount of an asset or its related cash generating units (“CGU”) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

The Group’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

3.11	Employee benefits

(i)	Defined contribution plans

The Group participates in the national pension schemes as defined by the laws of the countries in which it has operations. In particular, the Singapore company in the Group make contributions to the Central Provident Fund scheme (“CPF”) in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognized as an expense in the consolidated statements of profit or loss in the period in which the related service is performed.

(ii)	Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share–based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

(iii)	Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That cost is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefits expense (Note 31). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The consolidated statements of profit or loss expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in employee benefits expense (Note 31).

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

(iv)	Long-term employment benefit plan – 2018 plan

The 2018 Omnibus Equity Incentive Plan (the “2018 plan”) covers the grant of awards to our employees (including officers), non-employee consultants and non-employee directors and those of our subsidiaries.

Up to a maximum of number of an ordinary shares equal to 10% of an issued and outstanding ordinary shares immediately after the closing of an ordinary shares may be delivered in settlement of awards granted under the 2018 plan including upon exercise of incentive share options. Awards granted under the 2018 plan are granted for no consideration other than price and future service.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

3.12	Convertible preference shares – Series A, B, C and D

The Preference Shares contain conversion features that are not settled by an exchange of a fixed number of the Preference Shares for a fixed number of the Company’s Ordinary Shares, resulting in them being financial liabilities.  On initial recognition, the Group designated the convertible preference shares in their entirety as financial liabilities at fair value through profit or loss. Subsequent to initial recognition, at each reporting date, the convertible preference shares are remeasured at fair value through profit or loss.  If the convertible preference shares are converted, the carrying amounts are transferred to share capital as consideration for the shares issued.

3.13	Provisions

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the consolidated statements of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

3.14	Revenue

The Group has adopted IFRS 15 using the full retrospective method (without practical expedients), with the effect of initially applying this standard recognized at the date of the earliest comparative period on initial application. Refer to Note 3.21 for further details.

The Group recognizes revenue when the customer attains control of the promised goods or services. Revenue is measured based on the amount of the consideration to which the Group expects to be entitled in consideration for the transfer of goods and services promised to the customer, excluding amounts collected on behalf of third parties.

Identification of contract

The Group accounts for a contract with a customer only if all of the following conditions have been fulfilled:

(a)	The parties to the contract have approved the contract (in writing, verbally or under other customary business practices) and are obligated to fulfill their related obligations;

(b)	The Group can identify the rights of each of the parties in relation to the products or the services that are to be transferred;

(c)	The Group can identify the terms of payment for the goods or the services that are to be transferred;

(d)	The contract has commercial substance (i.e. the risk, the timing and the amount of the entity’s future cash flows are expected to change as a result of the contract); and

(e)	The collection of the consideration to which the Group is entitled for the goods or the services that will be transferred to the customer is probable.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

For the purpose of compliance with section (e) above, the Group examines, inter alia, past experience with the customer and the customer’s condition, as well as the existence of sufficient collateral.

When a contract with a customer does not meet the aforesaid criteria, consideration received from the customer is recognized as a liability until the fulfillment of the criteria or the occurrence of one of the following events: the Group has no remaining obligations to transfer goods or services to the customer and all the consideration promised by the customer has been received and is non-refundable; or the contract has been canceled and the consideration received from the customer is non-refundable.

Identification of the performance obligation

At the inception of the contract, the Group assesses the goods or services that have been promised under a contract with a customer, and identifies as a performance obligation any promise to transfer to the customer any of the following two:

(a)	A good or service (or bundle of goods or services) that is distinct; or

(b)	A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

The Group identifies goods or services promised to a customer as distinct if the customer can benefit from the good or service on its own or in conjunction with other readily available resources and the Group’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. In considering whether a promise to transfer goods or services is separately identifiable, the Group examines whether a significant service is provided of integrating the goods or services with other goods or services promised in the contract that results in an integrated product for which the customer had entered into the contract.

Determining the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in consideration for the transfer of goods and services promised to the customer, excluding amounts collected on behalf of third parties. When determining the transaction price, the Group considers the effects of all of the following: variable consideration, the existence of a significant financing component in the contract, non-cash consideration and consideration payable to the customer.

Variable consideration

The transaction price includes fixed amounts and amounts that may vary as a result of discounts, refunds, credits, price concessions, incentives, claims and disputes as well as modifications to the contract the consideration for which has yet to be agreed by the parties.

The Group includes all or part of the variable consideration in the transaction price only if it is highly probable that a significant reversal in cumulative revenue recognized will not occur when the uncertainties related to the variable consideration are resolved. At the end of each reporting period, the Group updates the amount of the variable consideration included in the transaction price, to the extent necessary.

Variable consideration in the Group arises mainly from returns, discounts and customer loyalty points that the Group offers to its customers.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

The Group estimates the amount of the variable consideration using the expected value method by estimating the amount that is most reasonably expected to be received, as this method best reflects the amount of consideration to which it would be entitled.

Satisfaction of performance obligations

Revenue is recognized when the Group satisfies performance obligations by transferring control of a good or a service promised to the customer.

(a)	Merchandise revenue

Merchandise revenue is recognized when goods are delivered to the customer and all criteria for acceptance has been satisfied. Merchandise revenue is measured at the fair value of the consideration received or receivable, net of returns and discounts.

(b)	Marketplace revenue

Marketplace revenue is commission earned from third party sellers for participating in the Group’s marketplace. Commission fee revenues are recognized on a net basis when the underlying transactions are completed.

(c)	Rental income from leasing of inventories

Rental income arising from rental of luxury products to customers is accounted for on a straight-line basis over the rental period.  The aggregate costs arising from the underlying transactions are recognized under the cost of revenue.

(d)	Rental income from leasing of office building

Rental income arising from operating leases of space within the Group’s building is accounted for on a straight-line basis over the lease terms. The aggregate costs of incentives provided to lessees are recognized as a reduction of rental income over the lease term on a straight-line basis.

3.15	Cost of revenue

Cost of revenue consists of the purchase price of luxury products, inbound shipping charges, allowance for inventories and staffing attributable to inspecting inventories. Inbound shipping charges relating to cost of receiving products from our suppliers are included in inventories, and recognized as cost of sales upon sale of products to customers.

3.16	Fulfilment expenses

Fulfilment expenses consist primarily of expenses incurred in shipment, operations and staffing of the Group’s logistics, retail and customer service centers. Such expenses include costs attributable to receiving and warehousing inventories; picking, packaging and preparing customer orders for shipment; collecting payments from customers; warehouse and retail shops rental expenses; and customer services. Fulfilment expenses also include amounts payable to third parties that assist the Group in fulfilment.

3.17	Interest income

Interest income is recognized using the effective interest method (“EIR”). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statements of profit or loss.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

3.18	Operating segment and geographic information

The Group’s CEO and CFO are considered to be the Group’s Chief Operating Decision Maker (“CODM”). Based on the internal financial information provided to the CODM, the Group has determined that there is one reportable segment.

The CODM reviews non-financial information, for purposes of allocating resources.

The CODM evaluates the consolidated assets and liabilities despite disaggregated financial information being available, the accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group’s consolidated financial statement.

In determining of the information to be presented on a geographical basis, revenue are based on the geographical location of the customer and non-current assets are based on the geographic location of the assets.

3.19	Tax

Tax expense comprises current and deferred tax.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years in the countries where the Group operates and generates taxable income. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of profit or loss.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

●	temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future; and

●	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

3.20	Marketable securities held in trust

The assets held in the trust account were substantially held in cash and U.S. Treasury bills.

3.21	Changes in significant accounting policies

IFRS 15

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

The Group has adopted IFRS 15 using the full retrospective method (without practical expedients), with the effect of initially applying this standard recognized at the date of the earliest comparative period on initial application.

The following table summarizes the impact of transition to IFRS 15:

	IAS 18	Adjustments	IFRS 15
	US$’000	US$’000	US$’000
At 31 December 2017
Trade and other payables	10,710	674	11,384
Deferred revenue	379	(379)	–
Contract liabilities	–	3,426	3,426
Advances from customers	2,925	(2,925)	–
Provision for sales returns	796	(796)	–

At 31 December 2018
Trade and other payables	19,053	616	19,669
Deferred revenue	516	(516)	–
Contract liabilities	–	4,297	4,297
Advances from customers	3,084	(3,084)	–
Provision for sales returns	1,313	(1,313)	–

There is no impact upon adoption of IFRS 15 on the consolidated statements of profit and loss.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

IFRS 9

IFRS 9 sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement. The Group adopted IFRS 9 from 1 January 2018.

Summary of quantitative impact

The following table summarizes the impact of transition to IFRS 9 on allowance for impairment in respect of trade and other receivables:

US$’000

Balance at 1 January 2018 under IAS 39	29
Adjusted on initial application of IFRS 9	–
Balance at 1 January 2018 under IFRS 9	29

Classification and measurement of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortised cost, FVOCI and FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. The adoption of IFRS 9 has not had a significant effect on the Group’s accounting policies related to financial liabilities.

The following table and the accompanying notes below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group’s financial assets and financial liabilities as at 1 January 2018.

	Original classification under IAS 39	New classification under IFRS 9

Financial assets
Non-current financial assets	Loans and receivables	Amortised cost
Trade and other receivables	Loans and receivables	Amortised cost
Other current financial assets	Loans and receivables	Amortised cost
Cash and cash equivables	Loans and receivables	Amortised cost

There is no change to the classification of financial liabilities upon the adoption of IFRS 9.

There is no change to the carrying amounts of financial assets and financial liabilities under IAS 39 to the carrying amounts under IFRS 9 on transition to IFRS 9 on 1 January 2018.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

3.22	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these financial statements.

IFRS 16 Leases

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Group is required to adopt IFRS 16 Leases from 1 January 2019. The Group has assessed the estimated impact that initial application of IFRS 16 will have on its consolidated financial statements, as described below.

The Group has performed an assessment of the new standard on its existing operating lease arrangements as a lessee. The Group expects these operating leases to be recognised as ROU assets with corresponding lease liabilities under the new standard.

The operating lease commitments on an undiscounted basis amount to approximately 1.2% of the total assets and approximately 1.0% of total liabilities. Assuming no additional new operating leases in future years until the effective date, the Group expects the amount of ROU asset and lease liability to be lower due to discounting and as the lease terms run down.

As at 1 January 2019, the Group expects an increase in right-of-use assets of US$493,000 and an increase in lease liability of US$493,000. The nature of expenses related to those leases will now change because the Group will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities. Previously, the Group recognized operating lease expense on a straight-line basis over the term of the lease, and recognized assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognized. No significant impact is expected for the Group’s finance leases.

Other standards

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

●	IFRIC 23 Uncertainty over Tax Treatments.

●	Prepayment Features with Negative Compensation (Amendments to IFRS 9).

●	Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28).

●	Plan Amendment, Curtailment or Settlement (Amendments to IAS 19).

●	Annual Improvements to IFRS Standards 2015–2017 Cycle – various standards.

●	Amendments to References to Conceptual Framework in IFRS Standards.

●	IFRS 17 Insurance Contracts.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

4	Property and equipment

	Furniture and fittings	Motor vehicles	Office equipment	Leasehold improvements	Computers and software	Building	Assets under construction	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2017	338	69	650	1,307	880	–	18,367	21,611
Additions	52	1	212	478	33	3,117	–	3,893
Disposals	(66)	(17)	–	(907)	(7)	–	–	(997)
Reclassification	–	–	850	207	6	18,099	(19,162)	–
Revaluation surplus	–	–	–	–	–	5,949	–	5,949
Currency translation difference	12	3	27	21	33	1	795	892
At 31 December 2017	336	56	1,739	1,106	945	27,166	–	31,348
Additions	1	–	34	75	28	–	–	138
Disposals	–	–	–	(321)	(39)	–	–	(360)
Currency translation difference	(6)	(1)	(32)	(17)	(20)	(461)	–	(537)
At 31 December 2018	331	55	1,741	843	914	26,705	–	30,589

Accumulated depreciation
At 1 January 2017	310	43	427	1,218	692	–	–	2,690
Depreciation charge	24	8	309	284	117	737	–	1,479
Disposals	(66)	(7)	(1)	(907)	(7)	–	–	(988)
Reclassification	–	–	(4)	–	4	–	–	–
Elimination of accumulated depreciation on revaluation	–	–	–	–	–	(737)	–	(737)
Currency translation difference	16	2	26	26	29	–	–	99
At 31 December 2017	284	46	757	621	835	–	–	2,543
Depreciation charge	25	6	312	131	88	1,010	–	1,572
Disposals	–	–	–	(321)	(39)	–	–	(360)
Currency translation difference	(5)	(1)	(21)	(13)	(20)	(21)	–	(81)
At 31 December 2018	304	51	1,048	418	864	989	–	3,674

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

	Furniture and fittings	Motor vehicles	Office equipment	Leasehold improvements	Computers and software	Building	Assets under construction	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Carrying amounts
At 1 January 2017	28	26	223	89	188	–	18,367	18,921
At 31 December 2017	52	10	982	485	110	27,166	–	28,805
At 31 December 2018	27	4	693	425	50	25,716	–	26,915

Buildings are valued every 3 years on 31 December by an independent professional valuer. Valuations are made on the basis of open market value. It is the intention of the Management to hold the building for the long term. The building is pledged to secure the Company’s term loan and some of the trust receipts (Note 20).

Finance lease

The carrying value of a motor vehicle held under finance lease obligation as at 31 December 2018 is US$1,800 (31/12/2017: US$4,800) The leased asset is pledged as security for the related finance lease liability.

The carrying value of a telephony system held under finance lease obligation as at 31 December 2018 is US$46,300 (31/12/2017: US$94,200).

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

5	Leasehold land

Total
US$’000
Cost
At 1 January 2017	5,389
Currency translation difference	233
At 31 December 2017	5,622
Currency translation difference	(95)
At 31 December 2018	5,527

Accumulated amortization
At 1 January 2017	379
Amortization of the year	199
Currency translation difference	22
At 31 December 2017	600
Amortization of the year	213
Currency translation difference	(14)
At 31 December 2018	799

Carrying amounts
At 1 January 2017	5,010
At 31 December 2017	5,022
At 31 December 2018	4,728

The Group’s leasehold land which was acquired from an affiliate of the Singapore Government, is pledged to secure the Group’s term loan and some of the trust receipts facilities (Note 20).

6	Intangible assets

	Platform development costs	Software	Total
	US$’000	US$’000	US$’000
Cost
At 1 January 2017	2,280	884	3,164
Additions	288	50	338
Currency translation difference	99	38	137
At 31 December 2017	2,667	972	3,639
Additions	224	–	224
Currency translation difference	(46)	(16)	(62)
At 31 December 2018	2,845	956	3,801

Accumulated amortization
At 1 January 2017	1,005	533	1,538
Amortization of the year	452	138	590
Currency translation difference	56	26	82
At 31 December 2017	1,513	697	2,210
Amortization of the year	442	138	580
Currency translation difference	(34)	(16)	(50)
At 31 December 2018	1,921	819	2,740

Carrying amounts
At 1 January 2017	1,275	351	1,626
At 31 December 2017	1,154	275	1,429
At 31 December 2018	924	137	1,061

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Other than the platform development costs capitalized, research and development costs of US$3,038,000 that are not eligible for capitalization have been expensed as incurred and recognized in technology and content expenses (31/12/2017: US$3,958,000). Amortization of intangible assets of US$580,000 (31/12/2017: US$590,000) is recognized in technology and content expenses in the consolidated statements of profit or loss.

7	Goodwill

The carrying amount of goodwill allocated to each of the CGU is as follows:

	31/12/2017	31/12/2018
	US$’000	US$’000

Reebonz Korea	834	834
Invitree	670	670
Translation difference	64	38
	1,568	1,542

The Group performed its annual impairment test on 31 December 2018 and 2017 respectively.

The recoverable amounts of the CGUs have been determined based on value in use calculations using the cash flow projections approved by management covering a five-year period. The growth rate beyond the five-year period did not exceed the long-term average growth rate of the business in which the CGU operates in. The pre-tax discount rate applied to the cash flow projections and the forecasted growth rates used to extrapolate cash flow projections beyond the five-year period are stated below. As the recoverable amounts of the CGUs are estimated to be higher than the carrying amounts by US$20,273,000 (2017: US$31,912,000), no impairment losses were recognized for the years ended 31 December 2018 and 2017.

	31/12/2017			31/12/2018
	Revenue CAGR*	Terminal Growth rates	Pre-tax discount rates	Revenue CAGR*	Terminal Growth rates	Pre-tax discount rates
	%	%	%	%	%	%

Reebonz Korea	15.6	3.0	17.8	16.7	3.0	16.5
Invitree	15.6	3.0	17.3	12.3	3.0	15.9

*	Revenue CAGR relates to the revenue compounded annual growth rate for the five-year cash flow projection period.

The calculations of value in use for the CGUs are most sensitive to the following assumption:

a)	Revenue - Revenue was projected taking into account the average growth levels experienced over the past five years and the estimated sales volume and price growth for the next five years.

Sensitivity to changes in assumption

The implications of the key assumption of the recoverable amount are discussed below:

a)	Revenue - Decreased demand can lead to a decline in revenue. A decrease in the forecasted annual revenue of Reebonz Korea and Invitree by 8% and 7% respectively (31/12/2017: of Reebonz Korea and Invitree by 9% and 12% respectively) would result in impairment.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Information about subsidiaries

The consolidated financial statements of the Group include:

Name of significant subsidiaries	Principal activity	Principal place of business/ Country of incorporation	Percentage of ownership interest
			31/12/2017	31/12/2018
			%	%
Held by the Company
Reebonz Limited	Import, export, wholesale and retail of luxury products	Singapore	100	100

Draper Oakwood Technology Acquisition, Inc. (“DOTA”)	Special purpose acquisition	United States of America	–	100

Held by Reebonz Limited
Reebonz Pty. Ltd. (“Reebonz Australia”)	Provide marketing support and sale of luxury products	Australia	100	100

Reebonz Korea Co., Ltd. (“Reebonz Korea”)*	Import, export, wholesale, retail and rental of luxury products	Korea	49.2	58.4

Held by Reebonz Korea
Invitree Co., Ltd. (“Invitree”)	Sale of luxury products	Korea	90	90

*	The Company is entitled to appoint and has the majority of directors who direct key activities of the entity. The Company concluded that it has control over Reebonz Korea as it has power to direct the relevant activities of Reebonz Korea and is exposed to the variable. During the year, the Group increased its shareholding in Reebonz Korea from 49.2% to 58.4%. Refer to Note 30 for further details.

8	Non-current and current financial assets

	31/12/2017	31/12/2018
	US$’000	US$’000

Non-current
Deposits	480	472

Current
Deposits	1,177	619
Others	36	10
	1,213	629

9	Marketable securities held in trust account

	31/12/2017	31/12/2018
	US$’000	US$’000

At 31 December	–	15,196

The marketable securities held in trust account were substantially held in cash and U.S. Treasury bills. The balance relates to the shareholders’ loan as described in Note 22 and is held in Escrow to fund the repayment of the shareholders’ loan.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

10	Inventories

	31/12/2017	31/12/2018
	US$’000	US$’000

Products available for sale	18,963	16,930
Products available for rent	547	526
Goods in transit	2,472	1,509
Total inventories at lower of cost and net realizable value	21,982	18,965

In 2018, US$353,000 (31/12/2017: (US$45,000)) was recognized as an expense/(reversal) for inventories carried at net realizable value. This is recognized in cost of revenue.

In 2018, inventories of US$65,575,000 (31/12/2017: US$77,496,000) were recognized as an expense during the year and included in cost of revenue.

11	Trade and other receivables

	31/12/2017	31/12/2018
	US$’000	US$’000
Trade and other receivables
Trade receivables	3,600	3,890
Other receivables	1,014	780
Related party	11	–
	4,625	4,670

Trade receivables are non-interest bearing and generally have credit terms of 5 to 30 days.

Other receivables are non-interest bearing with no fixed terms of repayment.

Movements in the allowance for impairment

The movement in the allowance for impairment in respect of trade and other receivables during the year was as follows. Comparative amounts for 2017 represent the allowance account for impairment losses under IAS 39.

US$’000

Balance at 1 January 2017 under IAS 39	30
Exchange differences	(1)
Balance at 31 December 2017 under IAS 39	29

Balance at 1 January 2018 under IAS 39	29
Adjusted on initial application of IFRS 9	–
Charged during the year	60
Written off	(5)
Exchange differences	1
Balance at 31 December 2018 under IFRS 9	85

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Comparative information under IAS 39

An analysis of the credit quality of trade and other receivables that were neither past due nor impaired and the ageing of trade receivables that were past due but not impaired as at
31 December 2017 is as follows:

	Gross carrying amount	Impairment loss allowance	Net carrying amount
	US$’000	US$’000	US$’000

Neither past due nor impaired	1,996	–	1,996
Past due but not impaired
- Less than 30 days	1,837	–	1,837
- 30 – 60 days	630	–	630
- 61– 90 days	–	–	–
- More than 90 days	192	(30)	162
	4,655	(30)	4,625

Expected credit loss assessment

The Group uses an allowance matrix to measure the ECLs of trade and other receivables from certain customers where there is no credit ratings (or equivalent) available and Group believes the credit ratings may not be reflective of the expected risk of default for these customers.

The Group uses an allowance matrix to measure the ECLs of trade and other receivables from certain customers as there is no applicable credit ratings (or equivalent).

The following table provides information about the exposure to credit risk and ECLs for trade and other receivables as at 31 December 2018.

	Weighted average loss rate	Gross carrying amount	Not credit impaired allowance	Credit impaired allowance	Net carrying amount
		US$’000	US$’000	US$’000	US$’000

Neither past due nor impaired	–	1,977	–	–	1,977
Past due but not impaired
- Less than 30 days	0.1%	1,529	–	(2)	1,527
- 30 – 60 days	2.4%	573	–	(14)	559
- 61– 90 days	18.9%	37	–	(7)	30
- More than 90 days	9.7%	639	–	(62)	577
		4,755	–	(85)	4,670

See Note 37 which explains how the Group manages its credit quality of trade receivables that are neither past due nor impaired.

12	Prepayments

Prepayments mainly include advance payment made to suppliers for the purchase of goods. Such amounts as at 31 December 2018, 31 December 2017 were US$1,834,000 and US$2,034,000 respectively.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

13	Cash and cash equivalents

	31/12/2017	31/12/2018
	US$’000	US$’000

Cash at bank and on hand, representing cash and cash equivalents	7,312	2,604

Cash at banks earns interest at floating rates based on daily bank deposit rates.

14	Share capital

	31/12/2017	31/12/2018

Authorized
Ordinary shares	200,000,000	200,000,000

	Note	No. of shares	US$’000
At Reebonz Limited:
At 1 January 2017		10,564,037	12,876
Issuance of new ordinary shares		202,572	1,605
At 31 December 2017		10,766,609	14,481

At Reebonz Holding Limited:
At inception		1	n.m.*
Conversion of 10,766,609 Reebonz Limited ordinary shares at ratio 0.56 to the legal acquirer, Reebonz Holding Limited		6,029,033	14,481
Changes in equity due to business combination
Convertible preference shares	i)	11,289,261	57,914
a) Convertible loan	ii)	178,726	917
b) Ordinary shares issued on recapitalization with DOTA	iii)	1,796,959	9,218
c) Backstop shares	iii)	1,847,780	–
At 31 December 2018		21,141,760	82,530

* not meaningful

On 21 February 2017, 139,292 ordinary shares were issued at US$7.92 (S$11.30) per share.

On 2 March 2017, 63,280 ordinary shares were issued at US$7.92 (S$11.30) per share.

The movement in share capital of Reebonz Holding Limited during the year is as follows:

i)	On 19 December 2018, Reebonz Limited’s Series A, B, C and D Preference Shareholders swapped their Series A, B, C and D Preference Shares into Preference Shares of the Company on a 1:1 basis which in turn, immediately converted into ordinary shares of the Company at an agreed conversion rate of 0.56 ordinary shares for every Preference Share held.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

ii)	On 19 December 2018, Reebonz Limited’s Convertible Loan was swapped into a Convertible Loan with the Company which in turn, was immediately converted into 178,726 ordinary shares of the Company at an issue price of US$10.27. The holder of the Convertible Loan also received 74,469 bonus Warrants (See Note 15 (c)(iv)) of the Company.

iii)	As part of the business combination with DOTA on 19 December 2018;

a)	Holders of DOTA Class F Shares cancelled 718,750 Class F Shares of DOTA, which represented 50% of Class F Shares issued. The remaining un-cancelled F Common stockholders swapped their common stocks into ordinary shares of the Company at an agreed basis of 1:1.

b)	Out of 6,137,500 DOTA Class A shares, 1,476,436 were purchased by two investors (the “Backstop Investors”) who entered into separate backstop agreements (the “Backstop Agreements”) on 13 December 2018 and 14 December 2018 with DOTA and Reebonz Limited. Pursuant to the Backstop Agreements, the investors acquired a total of 1,476,436 Class A Shares of DOTA (i.e. “Backstop Shares”) for US$15 million. Refer to Note 38. Via approval of the Board of Directors, the Backstop Investors also received an additional 371,344 ordinary shares and 74,469 warrants of Reebonz Holding Limited.

c)	4,273,564 shares of DOTA’s Class A shares were redeemed at an issue price of US$10.29 per share, for a total redemption amount of U$43,962,000. The remaining 387,500 Class A shares were swapped into ordinary shares of the Company at an agreed basis of 1:1.

d)	DOTA’s 602,250 unit purchase options rights were exchanged for 602,250 ordinary shares of the Company.

e)	DOTA’s promissory note was swapped and immediately converted into 88,459 ordinary shares of Reebonz Holding Limited.

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restriction. The ordinary shares have no par value.

Capital management

For the purpose of the Group’s capital management, capital includes issued capital, warrants and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholder value.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants. In order to fund its growth and working capital requirements, the Group issued ordinary shares and preference shares. These preference shares include clauses that provide the holders with significant benefits including liquidation preference and conversion options. To maintain or adjust the capital structure, the Group may issue new shares for new capital injection.

No changes were made in the objectives, policies or processes during the years ended 31 December 2018 and 2017.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

15	Preference shares, convertible loan and warrants

a)	Preference shares

Series A convertible preference shares

On 5 February 2010, Reebonz Limited issued in aggregate 3,000,000 Series A convertible Preference Shares (“Series A Preference Shares”) for total gross proceeds of US$2,181,000.

Series B convertible preference shares

On 8 December 2010, Reebonz Limited issued in aggregate 3,868,418 Series B convertible preference shares (“Series B Preference Shares”) for gross proceeds of US$8,906,000.

Series C convertible preference shares

On 21 December 2011, Reebonz Limited issued 525,231 Series C convertible preference shares (“Series C Preference Shares”) to the Convertible Loan Holders upon the conversion of the Convertible Loan with total deemed proceeds of US$2,058,000.

On 21 December 2011 and 6 January 2012, Reebonz Limited issued in aggregate 5,970,565 Series C Preference Shares to the Series A and Series B Preference Shares investors and a new third party investor for gross proceeds of US$23,389,000.

On 7 November 2014, Reebonz Limited issued 63,139 Series C Preference Shares upon the exercise of detachable warrants for deemed proceeds comprised of the fair value of the warrants at the date of exercise and the related exercise price totaling US$247,000.

Series D convertible preference shares

On 30 April 2013, Reebonz Limited issued in aggregate 6,732,935 Series D convertible preference shares (“Series D Preference Shares”) to the Series A, Series B and Series C Preference Shares investors and a group of new third party investors for gross proceeds of US$36,353,000.

Certain of the holders of the Preference Shares are affiliates of the Singapore Government.

The key features of the Series A, Series B, Series C and Series D Preference Shares were as follows:

Voting

The holder of each class of Series A, Series B, Series C and Series D Preference Shares of Reebonz Limited were entitled to the number of votes into which such Series A, Series B, Series C and Series D Preference Share could be converted into ordinary shares. In addition, prior to the closing of a qualified initial public offering (Qualified “IPO”) as defined in the Preference Share agreements, certain decisions require the approval of the majority of the holders of the Series A and Series B Preference Shares and the holders of at least 75% of the Series C and Series D Preference Shares voting as a separate class.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Dividends

The holders of the Preference Shares of Reebonz Limited shall be entitled to receive dividends at an annual rate of 8%, when as and if declared by the Board of Directors of Reebonz Limited on a non-cumulative basis. The holders of the Preference Shares are also entitled to participate pro rata on an if-converted basis together with the holders of ordinary shares.

Liquidation

In the event of any liquidation, dissolution or winding up of Reebonz Limited, either voluntary or involuntary or the occurrence of a Deemed Liquidation Event defined as (a) a sale, lease, transfer, exclusive license or disposition of Reebonz Limited or its subsidiaries of all or substantially all of the assets of Reebonz Limited and its subsidiaries taken as a whole, or the sale or dispositions through merger, amalgamation, restructuring, reconstruction, consolidation or other reorganization of its subsidiaries which hold substantially all of the assets of Reebonz Limited and its subsidiaries taken as whole; (b) an acquisition through merger, amalgamation, restructuring, reconstruction, consolidation or other reorganization such that Reebonz Limited is the constituent party and the existing shareholders cease to retain a majority of the voting power in the surviving corporation; and (c) a sale of 50% or more of the voting rights in the capital of Reebonz Limited, the holders of the Preference Shares shall be entitled to receive a liquidation preference amount of 200% of the original issuance price according to the seniority of the Preference Shares, prior to any distribution to the holders of the ordinary shares.

Series D Preference Shares has the highest seniority, followed by Series C Preference Shares, Series B Preference Shares and Series A Preference Shares. After full payment of the liquidation preference amounts to the holders of the Preference Shares, the remaining assets would be distributed pro rata to all holders of the ordinary shares on an as-converted basis assuming that all Preference Shares had been converted to ordinary shares.

Conversion

Each class of the Series A and Series B Preference Shares of Reebonz Limited will be converted into ordinary shares at an agreed conversion rate, either at the closing of an initial public offering or at the consent of the majority of the Series B Preference Shares investors. Each class of Series C and Series D Preference Shares of Reebonz Limited will be automatically converted into ordinary shares at an agreed conversion rate upon the closing of a Qualified IPO. Qualified IPO is defined as an initial public offering on a recognized stock exchange. A Qualified IPO is further defined in Series C and D as means (i) the listing of all Ordinary Shares of Reebonz Limited on the Recognized Stock Exchange at a listing price of at least US$11.00 per Ordinary Share (as adjusted for stock splits, stock dividends, and like events), or (ii) a firmly underwritten public offering of Ordinary Shares of Reebonz Limited registered on Form F-1 under the U.S. Securities Act of 1933, managed by a lead underwriter of international standing reasonably acceptable to holders of 51% of the then outstanding Shares (including Preferred Shares on an as-if converted basis), voting as a class, at an offering price to the public of at least US$11.00 per Ordinary Share (as adjusted for stock splits, stock dividends, and like events) and which results in aggregate proceeds to Reebonz Limited (net of underwriters discounts and commissions) of at least US$58,165,000.

The agreed conversion rate for the Preference Shares shall be determined by dividing the total aggregate proceeds for each of the Preference Shares by its conversion price. The initial conversion price and conversion ratio for each series of the Preference Shares shall be their respective original issuance price and one–for–one, respectively.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

The above conversion prices are subject to adjustments in the event that Reebonz Limited issues additional ordinary shares or additional deemed ordinary shares through options (share options as disclosed in Note 29 are permitted issuances) or convertible instruments for a consideration per share received by Reebonz Limited less than the conversion prices of the Series A, Series B, Series C or Series D Preference Shares in effect on the date of and immediately prior to such issue. In such event, the Series A, Series B, Series C or Series D conversion price is reduced, concurrently with such issue, to a price as adjusted according to an agreed-upon formula. The above conversion prices are also subject to adjustments on a proportional basis upon other dilution events. Individual preference shareholders may, subject to agreement by ordinary shareholders and other relevant preference shareholders, obtain alternative exit strategies in the event that a Qualified IPO does not take place.

Redemption

The holders of the Series C and Series D Preference Shares have the option to demand redemption upon the commencement of an investigation (i) of a corruption or bribery event by any regulatory, governmental body or agency into any entity within the group or the founder; or (ii) into any representation, warranty, covenant, undertaking or other term relating to compliance with the Foreign Corrupt Practices Act of 1977 or the UK Bribery Act given by or in respect of any entity within the group or the founder at a redemption price of 200% of the original issuance price plus all declared but unpaid dividends, proportionally adjusted for any recapitalizations, share combinations, share dividends, share splits.

Registration rights

The Series A, Series B, Series C and Series D Preference Shares contain registration rights which: (1) allow the holders to demand Reebonz Limited to file a registration statement covering the offer and sale of Series A, Series B, Series C and Series D Preference Shares after a Qualified IPO; (2) require Reebonz Limited to offer Preference Shares holders an opportunity to include in a registration if Reebonz Limited proposes to file a registration statement for a public offering of other securities; (3) allow the Preference Shares holders to request Reebonz Limited to file a registration statement on Form F-2/F-3 when Reebonz Limited is eligible to use Form F-2/F-3. Reebonz Limited is required to use its best effort to effect the registration if requested by the Preference Shares holders, but there is no requirement to pay cash damages in the event that Company fails to register its shares.

Accounting for Series A, B, C and D Preference Shares

The conversion features for the Preference Shares may be subject to adjustments in certain circumstances such that they will not be settled by an exchange of a fixed number of the Preference Shares for a fixed number of Reebonz Limited’s Ordinary Shares. As a result, they are financial liabilities. On initial recognition, Reebonz Limited designated the Series A, B, C and Series D Preference Shares in their entirety as financial liabilities at fair value through profit or loss.

Conversion on 19 December 2018 of Series A, B, C and D convertible preference shares to ordinary shares

On 19 December 2018, Reebonz Limited’s Series A, B, C and D Preference Shareholders agreed to swap their Series A, B, C and D Preference Shares into Preference Shares of the Company on a 1:1 basis which in turn, was immediately converted into ordinary shares of the Company at an agreed conversion rate of 0.56 ordinary shares for every Preference Share held. Refer to Note 38 for further details.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Reconciliation of fair value measurement of Series A, B, C and Series D Preference Shares:

	Series A Preference Shares	Series B Preference Shares	Series C Preference Shares	Series D Preference Shares	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2017	14,366	20,401	40,315	48,386	123,468
Change in fair value	(7,668)	(11,792)	(25,756)	(24,847)	(70,063)
Translation difference	415	564	1,049	1,421	3,449
At 31 December 2017	7,113	9,173	15,608	24,960	56,854
Change in fair value of convertible preference shares	1,659	2,140	3,574	(5,305)	2,068
Preference shares converted into ordinary shares on 19 December 2018	(8,618)	(11,113)	(18,842)	(19,341)	(57,914)
Translation difference	(154)	(200)	(340)	(314)	(1,008)
At 31 December 2018	–	–	–	–	–

b)	Convertible loan

(i)	2011 Convertible loan

On 9 November 2011, Reebonz Limited issued a convertible interest-bearing shareholder bridging loan (“Shareholders’ Loan”) and detachable warrants (“Series C Warrants”) (Note 15(c)(i)) to certain Series B Preference Shares investors for total gross cash proceeds of US$2,181,000. The principal sum of the Shareholders’ Loan bears interest at the rate of 5% per annum and is repayable upon the occurrence of certain defined events. The Shareholders’ Loan will be automatically converted into Series C Preference Shares should Reebonz Limited issue Series C Preference Shares within 12 months at the then subscription price of the Series C Preference Shares. Otherwise, the Shareholders’ Loan is automatically converted into Series B Preference Shares at the subscription price equivalent to that of the Series B Preference Shares previously issued.

The Shareholders’ Loan is a financial liability and has conversion features that are embedded derivatives. On initial recognition, Reebonz Limited designated the Shareholders’ Loan in its entirety as financial liabilities at fair value through profit or loss with an initial carrying value of total consideration less the estimated fair value of the detachable Series C Warrants.

On 21 December 2011, Reebonz Limited issued Series C Preference Shares (Note 15(a)). Accordingly, the Shareholders’ Loan was converted to Series C Preference Shares.

(ii)	2018 Convertible loan

On 18 September 2018, Reebonz Limited issued a convertible interest-bearing shareholder bridging loan (“Shareholders’ Loan”) and detachable warrants (“2018 Warrant B”) (Note 15 (c) (iv)) to a certain shareholder for total gross cash proceeds of US$1,500,000. The principal sum of the shareholder’s loan bears interest at the rate of 8% per annum and is repayable upon the occurrence of certain defined events. The shareholder’s loan was automatically converted into 178,726 ordinary shares of Reebonz Limited on 19 December 2018.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

c)	Issuance of warrants

i.	2015 Warrants

In October 2015, Reebonz Limited issued 130,255 warrants (“2015 Warrants”) to a bank to secure a term loan facility of US$2,908,000 for working capital purpose. This entitles the bank to subscribe for ordinary shares of Reebonz Limited at an exercise price of US$8.37. The warrants shall lapse and expire after four years from their issuance date. If a Qualified IPO does not occur on or before 31 December 2017, the Group shall pay US$363,000 to the bank within 30 days upon the expiration of the warrants (“Contingent Settlement”).

As the 2015 Warrants were granted to the bank to secure the venture debt term loan facility (Note 20), its fair value on the issuance date is deferred and presented as a deduction of the carrying value of the term loan. The deferred borrowing cost was recognized over the life of the term loan as finance costs, using the EIR method. As the Contingent Settlement is not within the control of Reebonz Limited, it is recognized as a financial liability, at the present value of the repayment amount. As both the exercise price and number of shares from which the 2015 Warrants are converted into are fixed, the 2015 Warrants are accounted for as equity instruments, at a carrying value equivalent to the residual fair value of the 2015 Warrants less the present value of the Contingent Settlement on the issuance date.

On 5 September 2018, Reebonz Limited repaid US$363,000 to the bank upon the expiration of the warrants.

ii.	2016 Warrants

On 10 May 2016, Reebonz Limited issued two warrants (“2016 Warrants”) to a financial institution and its associated company upon drawn down of an unsecured term loan facility for working capital purpose (Note 20). This entitles the financial institution and its associated company to subscribe for ordinary shares of Reebonz Limited at an exercise price of US$7.02 for each ordinary share, where the number of ordinary shares is computed in accordance to a specified formula in the agreement. The warrants shall lapse and expire after three years from their issuance date. The warrants shall void if they were not being exercised within 15 days after the receipt of a Liquidity Event (as defined in Note 20) notice. The warrants are not transferrable, assigned, pledged or otherwise disposed of, without the consent from Reebonz Limited.

As the 2016 Warrants were granted to the bank to secure the unsecured term loan facility, its fair value on the issuance date is deferred and presented as a deduction of the carrying value of the term loan. The deferred borrowing cost was recognized over the life of the term loan as finance costs, using the EIR method. As the exercise price and maximum number of ordinary shares from which the 2016 Warrants are converted into are pre-determined based on a fixed percentage of the loan amount for each drawdown, the 2016 Warrants are accounted for as equity instruments.

These warrants were not exercised at 31 December 2018.

iii.	2018 Warrants A

On 1 July 2018, Reebonz Limited issued 88,945 warrants to a financial institution to secure a trade facility of US$3,635,000 for working capital purposes (Note 20). This entitles the financial institution to subscribe for ordinary shares of Reebonz Limited at an exercise price of US$8.22. The warrants shall lapse and expire after five years from their issuance date.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

As the 2018 Warrants A were granted to the bank to secure the unsecured term loan facility, its fair value on the issuance date is deferred and presented as a deduction of the carrying value of the term loan. The deferred borrowing cost was recognized over the life of the term loan as finance costs, using the EIR method. As the exercise price and maximum number of ordinary shares from which the 2018 Warrants A are converted into are pre-determined based on a fixed percentage of the loan amount, the 2018 Warrants A are accounted for as equity instruments.

The fair value at inception amounting to US$77,000 was recognized in the statements of other comprehensive income.

iv.	2018 Warrants B

Convertible loan

On 18 September 2018, the Company entered into a convertible loan agreement of US$1,500,000 for working capital purposes with a maturity date of 6 months and interest of 8% per annum. Based on the loan agreements as at 18 September 2018, there was no specific terms of conversion that was agreed. The loan, on or before the maturity date, may convert into ordinary shares of the Company based on the same terms and conditions of the business combination with DOTA or based on terms and conditions yet to be determinable under a separate listing exercise. In the event the loan is not converted into ordinary shares of the Company, the loan shall be repaid by the Company in full to the Lender on maturity date.

Subsequently, on 19 December 2018, a director’s resolution was passed to enter into an amendment deed to the loan agreement. It was extinguished by shares amounting to US$916,000 and Warrants B below. The Warrants B allows the holder to subscribe for the ordinary shares of the Company at an exercise price of US$11.50. The warrants shall lapse and expire after five years from the closing of the business combination.

As the 2018 Warrants B were granted to a third party to secure the convertible loan, its fair value on the issuance date is deferred and presented as a deduction of the carrying value of the term loan. The deferred borrowing cost was recognized over the life of the term loan as finance costs, using the EIR method. As the exercise price and maximum number of ordinary shares from which the 2018 Warrants B are converted into are pre-determined based on a fixed percentage of the loan amount the 2018 Warrants B are accounted for as equity instruments.

The fair value at inception amounting to US$17,000 was recognized in the statements of other comprehensive income.

v.	2018 Warrants C

In connection with the completion of the business combination on 19 December 2018, each of DOTA’s 3,011,247 outstanding warrants were converted into the Company’s Warrants at a 1:1 ratio. The Warrants C allows the holder to subscribe for the ordinary shares of the Company at a 1:1 basis at an exercise price of US$11.50. The warrants shall lapse and expire after five years from the closing of the business combination.

As the exercise price and maximum number of ordinary shares from which the 2018 Warrants C are converted into ordinary shares of the Company, the 2018 Warrants C are accounted for as equity instruments.

The fair value at inception amounting to US$599,000 was recognized in the statements of other comprehensive income.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

16	Other components of equity

Share-based payments

The share-based payment reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to Note 29 for further details.

Foreign currency translation reserves

The foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Company’s presentation currency.

Other reserves

Other reserves represent the effect of dilution of equity interests or acquisition of NCIs in Reebonz Korea in FY2018, derecognition of warrants, change in fair value of convertible loans and promissory notes.

Revaluation reserve

The revaluation reserve represents increases in the fair value of building, net of tax, and decreases to the extent that such decrease relates to an increase on the same asset previously recognized in other comprehensive income.

17	Asset reinstatement obligations

	31/12/2017	31/12/2018
	US$’000	US$’000

At 1 January	206	262
Additions	202	–
Unwinding of discount	5	4
Reversal of provision of reinstatement	(103)	(34)
Utilized	(55)	(18)
Translation difference	7	(4)
At 31 December	262	210

Current	96	43
Non-current	166	167
	262	210

Asset reinstatement obligations are made for the reinstatement of the lease premises to its original condition. The reinstatement costs are provided at the present value of expected costs to settle the obligation and are recognized as part of the leasehold improvement costs at a discount rate of 5% for all years. The unwinding of discount is expensed as incurred and recognized in profit or loss as a finance cost.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

18	Tax expense

Income tax expense in the consolidated statements of profit or loss consists of:

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000
Current tax expense
Current income tax charge	(19)	(68)	(41)
Over/(Under) provision in prior years	10	(7)	(75)
	(9)	(75)	(116)
Deferred tax expense
Relating to origination and reversal of temporary differences	(1)	–	–
Total tax expense	(10)	(75)	(116)

Reconciliation of effective tax rate	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

Profit/(Loss) before tax	40,080	54,983	(35,339)

Tax calculated using Singapore tax rate of 17% (31/12/2017: 17%; 31/12/2016: 17%)	(6,814)	(9,347)	6,008
Non-deductible expenses	(1,624)	(1,209)	(1,175)
Income not subject to taxation	10,081	12,374	88
Deferred tax assets not recognized	(1,820)	(2,013)	(4,966)
Utilisation of tax losses	–	–	(86)
Tax rate differential	157	127	90
Over/(Under) provision of tax in prior years	10	(7)	(75)
	(10)	(75)	(116)

Deferred tax benefits not recognized arises as a result of:

	31/12/2016		31/12/2017		31/12/2018
	Gross amount	Tax effect	Gross amount	Tax effect	Gross amount	Tax effect
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Unutilized tax losses	75,296	12,800	88,043	14,968	114,326	19,436
Difference in depreciation for tax purposes	5,690	968	4,813	818	7,685	1,306
Provisions	1,008	171	977	166	1,036	176
	81,994	13,939	93,833	15,952	123,047	20,918

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Deferred tax

Deferred tax liabilities relate to the following:

	Balance as at 1 January 2017	Recognised in profit or loss	Currency translation difference	Recognised in other comprehensive income	Balance as at 31 December 2017	Currency translation difference	Balance as at 31 December 2018
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Goodwill	289	–	12	–	301	–	301
Revaluation of building	–	–	–	1,142	1,142	(25)	1,117
Others	8	(8)	–	–	–	–	–
	297	(8)	12	1,142	1,443	(25)	1,418

19	Trade and other payables

	31/12/2017	31/12/2018
	US$’000	US$’000
Current
Trade payables	3,930	3,913
Other payables	3,002	6,538
Refund liabilities	674	616
Accrued operating expenses	3,686	8,512
Deferred government grants	92	90
	11,384	19,669

Non-current
Other accruals	149	169
Deferred government grants	188	95
Deposit	76	113
	413	377

These amounts are non-interest bearing. Trade payables are normally settled on 45 to 60 days terms.

Deferred government grants relate to government grants received for the acquisition of a warehouse management system, which was recognized as intangible assets during the years ended 31 December 2018 and 2017. There are no unfulfilled conditions attached to these grants.

The government grants are recognized in the consolidated statements of profit or loss on a systematic basis over the periods in which the Group recognizes the expenses of the related assets for which the grants are intended to compensate.

20	Interest-bearing loans and borrowings

	31/12/2017	31/12/2018
	US$’000	US$’000
Current
Secured term loan	987	979
Unsecured term loan	102	10,765
Venture debt term loan	1,544	–
Trust receipts	20,467	22,965
Loans from a shareholder of a subsidiary	22	–
Loans from external party	–	59
Promissory note	–	29
Obligation under finance lease	49	53
Other borrowings	6,637	7,297
	29,808	42,147

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

	31/12/2017	31/12/2018
	US$’000	US$’000

Non-current
Secured term loan	18,189	17,212
Unsecured term loan	10,488	–
Obligation under finance lease	58	4
	28,735	17,216

	58,543	59,363

Trust receipts

The short-term borrowings from financial institutions are denominated in Singapore dollar and repayable within 180 days from invoice date. The contractual and effective interest rate on the short-term borrowings at reporting date ranges from 3.52% to 5.81% (31/12/2017: 2.48% to 4.52%) per annum. US$18,189,000 of trust receipts as at 31 December 2018 (31/12/2017: US$17,988,000) are secured by a first legal charge over the Company’s leasehold land and building.

Loans from external party

Loan is unsecured and denominated in Korean Won (“KRW”). The effective interest rate is 12%.

Promissory Note

The promissory note is unsecured and interest free.

Secured term loan

The total term loan facility available is US$20,503,000 with a tenure of 22 years. As at 31 December 2018, the Company has drawn down a total of US$18,191,000 (31/12/2017: US$19,176,000) since 2014, in relation to the construction of the new logistic center. The term loan is to be repaid through 240 monthly installments of US$83,000 per month. The term loan is secured by a first charge over the Company’s leasehold land and building. The contractual and effective interest rate ranges from 2.52% to 3.42% (31/12/2017: 2.55% to 2.88%) per annum.

Unsecured term loan

On 10 May 2016 and 15 November 2016, the Company drew down US$5,453,000 and US$5,453,000 respectively on the term loan facility from a financial institution and its associated company. The total term loan facility available is US$10,906,000 with a tenure of 36 months. The contractual interest rate is 6% per annum for the first year, follow by 7% per annum on the second year and 8% on the third year. Concurrently, the Company issued the 2016 Warrants (Note 15(c) (ii)) to the financial institution and its associated company.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

The term loan facility include the following key terms:

Redemption premium

On the repayment date of the unsecured term loan, either maturity date (36 months from the first drawn down date) or Voluntary Prepayment (as defined below), the term loan facility is to be repaid with a redemption premium of 5% per annum, compounded annually, unless a Liquidity Event defined as (i) an IPO and listing on a recognized stock exchange by the Company, (ii) a transfer, sale or other disposition of all or substantially all of the business and/or assets of the Group, whether in a single transaction or a series of related transactions, (iii) an event which results in any person having the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the issued capital of the Company, or (iv) any consolidation, amalgamation or merger of the Group with any other corporation, which will result in a material change in the shareholding structure of the Group, occurred on or before the date of term loan repayment or prepayment. As the Liquidity Event is a non-financial variable specific to the Company, it does not fulfil the derivative definition.

Voluntary prepayment

The Company may prepay the whole or part of the unsecured term loan, with minimum amount of US$1,454,000 together with Redemption Premium two years after the date of the term loan agreement.

Mandatory prepayment

Upon completion of Liquidity Event, the Company shall prepay the outstanding unsecured term loan in an amount equivalent to the warrant conversion amount and ratio specified in the term loan agreement without prepayment fee, premium or penalty to the financial institution and its associated company.

As the Liquidity Event is a non-financial variable that is specific to the Company, it does not fulfil the derivative definition and is not separately accounted for. Similarly, the embedded Voluntary and Mandatory Prepayment options are not separately accounted for as such features are considered clearly and closely related to the host debt instrument, given that the exercise price on each exercise date is equal to the amortized cost of the host debt instrument.

Venture debt term loan

The venture debt term loan facility of US$2,908,000 is unsecured and is repayable through 36 monthly instalments of US$48,713 commencing on 1 November 2015 to 1 September 2018, with the last instalment of US$1,115,000 on 28 December 2018. The contractual and effective interest rate is 3.40% (31/12/2017: 2.78%) per annum. On 28 December 2018, the venture debt term loan has been fully repaid.

Obligation under finance lease

This obligation is secured by a charge over the leased asset (Note 4). The average discount rate implicit in the leases range from 3.75% to 9.91% (31/12/2017: 3.75% to 9.91%) per annum. This obligation is denominated in the respective functional currency of the relevant entity in the Group.

Other borrowings

These short-term financing are from other third parties. They are denominated in US$ and repayable within 180 days from invoice date. The contractual and effective interest rate on these short-term borrowings at reporting date ranges from 7.79% to 7.88% (31/12/2017: 7.06% to 7.50%) per annum.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Terms and debt repayment schedule

			2018		2017
	Currency	Tenure	Face value	Carrying amount	Face value	Carrying amount

Secured term loan	SGD	2019 to 2036	18,191	18,191	19,176	19,176
Unsecured term loan	SGD	May 2019	10,765	10,765	11,041	10,590
Venture debt term loan	SGD	2018	–	–	1,544	1,544
Trust receipts	SGD	January to June 2019	22,965	22,965	20,467	20,467
Other borrowings	SGD	January to May 2019	7,297	7,297	6,637	6,637
Others	Various		145	145	129	129
			59,363	59,363	58,994	58,543

The secured term loan and US$18,189,000 (2017: US$17,988,000) of the Group’s trust receipts are secured by a first charge over the Group’s building with carrying amount of US$25,716,000 (2017: US$27,166,000) and leasehold land with carrying amount of US$4,728,000 (2017: US$5,022,000).

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

21	Contract liabilities

Contract liabilities represent consideration received from customers for which revenue has not yet been recognized. Such amounts are non-refundable.

	31/12/2017	31/12/2018
	US$’000	US$’000

Advances from customers	2,925	3,084
Customer loyalty credits	379	516
Sell back liabilities	122	697
	3,426	4,297

22	Loan from shareholders

	Note	31/12/2017	31/12/2018
		US$’000	US$’000

Shareholder 1	i)	–	10,215
Shareholder 2	ii)	–	4,973
		–	15,188

The loan from shareholders is part of the backstop agreement as further described in Note 38.

i)	Shareholders loan 1 is originally repayable on 19 March 2019. The repayment period has been extended to 17 June 2019 via a signed amended addendum to the backstop agreement.

ii)	Shareholders loan 2 is originally repayable on 19 March 2019. The repayment period has been extended to 3 May 2019 with a further option to extend to 2 June 2019 subject to Shareholder 2’s approval via a signed amended addendum to the backstop agreement.

The shareholders were guaranteed a 10% return limited by the value of the Escrow account which was presented as the marketable securities held in trust account (Note 9).

23	Revenue

The table below shows the Group’s revenue streams disaggregated by its categories that depict the nature, amount, timing and uncertainty of revenue and cash flows by their economic factors.

		31/12/2016	31/12/2017	31/12/2018
	Timing of revenue recognition	US$’000	US$’000	US$’000

Merchandise revenue	Merchandise revenue recognized at a point in time	125,769	104,347	83,412
Marketplace revenue	Service revenue recognized at a point in time	2,234	3,056	4,498
Rental revenue	Short-term rental revenue recognized over time	–	336	469
		128,003	107,739	88,379

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Contract balances

The following table provides information about trade receivables and contract liabilities from contracts with customers.

	Note	31/12/2017	31/12/2018
		US$’000	US$’000

Trade receivables	11	3,600	3,890
Contract liabilities	21	(3,426)	(4,297)

The amount of US$3,426,000 recognised in contract liabilities at the beginning of the period has been recognised as revenue for the period ended 31 December 2018.

No information is provided about remaining performance obligations at 31 December 2018 that have an original expected duration of one year or less, as allowed by IFRS 15.

24	Other income

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

Maintenance income	9	9	9
Forfeiture of customer deposit	151	–	50
Others	390	406	617
	550	415	676

25	Other expenses

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

Foreign exchange losses, net	1,037	914	716
Others	120	9	15
	1,157	923	731

26	Finance costs and income

	Note	31/12/2016	31/12/2017	31/12/2018
		US$’000	US$’000	US$’000
Interest expense:
Bank borrowings		1,900	3,186	3,466
Others		8	64	67
		1,908	3,250	3,533
Less:
Finance costs capitalized in leasehold land	5	(111)	–	–
		1,797	3,250	3,533

Interest income – bank deposits		(35)	(14)	(7)

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

27	Profit/(loss) before tax

The following describes material expenses recognized in profit or loss:

	Note	31/12/2016	31/12/2017	31/12/2018
		US$’000	US$’000	US$’000

Inventories recognized in cost of revenue		94,373	77,496	65,575
Inventories written down/(reversed)		259	(45)	353
Expected credit loss allowance		5	–	60
Freight and delivery charges		7,498	7,894	5,955
Employee compensation	31	15,779	13,086	9,769
Intangible assets disposed		88	–	–
Legal and professional fees		1,557	567	3,419
Rental on operating leases		2,554	1,605	1,407
Payment transaction fees		3,474	3,017	2,905

28	Profit/(loss) per share

Basic profit/(loss) per share amounts are calculated by dividing profit/(loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted profit/(loss) per share amounts are calculated by dividing the profit/(loss) attributable to ordinary equity holders of the parent (after adjusting for change in fair value of the convertible preference shares and warrants) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The dilutive effect of outstanding share options is reflected as additional share dilution.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Basic earnings per share

The calculation of basic earnings per share has been based on the following profit/(loss) attributable to ordinary equity holders of the parent and weighted-average number of ordinary shares outstanding.

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

I. Profit/(loss) attributable to ordinary equity holders of the parent (basic):
Profit/(loss) for the year, attributable to ordinary equity holders of the parent	40,654	55,365	(35,239)

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

	31/12/2016	31/12/2017	31/12/2018
	Reebonz Limited	Reebonz Limited	Reebonz Holding Limited
	No. of shares	No. of shares	No. of shares
	(Restated)*	(Restated)*

II. Weighted-average number of ordinary shares in thousands (basic)
Issued ordinary shares at 1 January	10,564	10,564	6,029
Conversion of ordinary shares at ratio 0.56	(4,648)	(4,724)	–
Effect of shares issued in February 2017	–	120	–
Effect of shares issued in March 2017	–	53	–
Effect of conversion of preference shares	–	–	402
Convertible loan into ordinary shares	–	–	6
Promissory note into ordinary shares	–	–	3
Issued share capital	–	–	61
Backstop shares	–	–	66
Effect of reverse split at ratio 8:1 in March 2019	(5,176)	(5,261)	(5,746)
Effect of share rights	42	42	–
Weighted-average number of ordinary shares at 31 December, as adjusted for subsequent reverse split	782	794	821

Basic profit/(loss) per share (US$ per share)	51.99	69.73	(42.92)

Diluted earnings per share

The calculation of diluted earnings per share has been based on the following (loss)/profit attributable to ordinary equity holders of the parent and weighted-average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

I. Profit/(loss) attributable to ordinary equity holders of the parent (diluted):
Profit/(loss) attributable to ordinary equity holders of the parent	40,654	55,365	(35,239)
Change in fair value of convertible preference shares:
Series A	(10,056)	(7,668)	1,659
Series B	(11,723)	(11,792)	2,140
Series C	(17,973)	(25,756)	3,574
Series D	(19,481)	(24,847)	(5,305)
Unwinding of discount on contingent settlement provision	(4)	58	63
Loss attributable to ordinary equity holders of the parent (diluted)	(18,583)	(14,640)	(33,108)

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

	31/12/2016	31/12/2017	31/12/2018
	Reebonz Limited	Reebonz Limited	Reebonz Holding Limited
	No. of shares	No. of shares	No. of shares
	(Restated)*	(Restated)*

II. Weighted-average number of ordinary shares in thousands (diluted)
Weighted-average number of ordinary shares (basic)	782	794	821
Effect of conversion of preference shares	1,411	1,411	1,361
Effect of share options on issue	163	69	55
	2,356	2,274	2,237

Diluted loss per share (US$ per share)	(7.89)	(6.44)	(14.80)

*	Due to the business combination as described in Note 38, the comparative information have also been restated to reflect the denominator used in earnings per share for comparative periods.

29	Share-based payments

In order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of Reebonz Limited’s business, Reebonz Limited adopted an Employee Share Option Scheme in 2010 (the “ESOS”). Under the ESOS, Reebonz Limited may grant options to its employees, directors and consultants to purchase ordinary shares of Reebonz Limited, subject to different vesting schedules as shown below:

1)	Vest 1/3 each on the first, second and third anniversaries of the stated vesting commencement date; and

2)	Vest 1/4 on the first, second third and fourth anniversaries of the stated vesting commencement date.

The vesting of granted options is conditional on the grantee holding employment with Reebonz Limited. Once the options are vested, they are exercisable, in whole or in part, for a period of five years from its vesting date.

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the years:

	31/12/2017		31/12/2018
	Number	WAEP	Number	WAEP

Outstanding at 1 January	4,374,250	2.19	4,217,000	2.26
- Granted	–	–	559,875	1.99
- Forfeited	(139,750)	3.19	(132,500)	2.97
- Expired	(17,500)	0.74	(56,875)	0.91
Outstanding at 31 December	4,217,000	2.26	4,587,500	2.20

Exercisable at 31 December	3,314,333	2.03	3,835,208	2.13

The range of exercise prices for options outstanding as at 31 December 2018 was US$0.73 to US$3.64 (31/12/2017: US$0.74 to US$3.70; 31/12/2016: US$0.71 to US$3.54).

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Grant date/employees entitled	Number of instruments in thousands Key management personnel	Number of instruments in thousands Employees	Vesting conditions	Contractual life of options

On 10 August 2012	150,000	150,000	3 years	5 years
	60,000	230,000	4 years	5 years
	–	37,500	4 years	5 years
	75,000	75,000	3 years	5 years
	30,000	207,187	4 years	5 years
On 7 March 2013	96,000	96,000	3 years	5 years
	40,000	402,188	4 years	5 years
On 23 February 2014	240,000	240,000	3 years	5 years
	425,000	1,153,750	4 years	5 years
On 5 September 2014	25,000	120,000	4 years	5 years
On 12 November 2014	30,000	30,000	3 years	5 years
	35,000	157,500	4 years	5 years
On 12 February 2015	72,000	72,000	3 years	5 years
	59,500	340,000	4 years	5 years
On 16 October 2015	70,000	70,000	3 years	5 years
	200,000	529,500	4 years	5 years
On 15 April 2016	20,000	20,000	3 years	5 years
	20,000	142,000	4 years	5 years
On 23 February 2018	60,000	60,000	3 years	5 years
	139,000	319,000	4 years	5 years
On 31 July 2018	18,000	18,000	3 years	5 years
	36,000	117,875	4 years	5 years
Total share options	1,900,500	4,587,500

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair values of the share options granted are measured based on the Black Scholes model, taking into account the terms and conditions upon which the options were granted. Reebonz Limited determined the fair values of the share options granted with the assistance of an external appraiser. The following table lists the inputs to the model used for the options granted during the years ended 31 December 2018 and 2017 respectively:

	31/12/2017	31/12/2018

Expected volatility (%)	N/A	38.9 to 49.1
Risk-free interest rate (%)	N/A	1.91 to 2.39
Expected life of share options (years)	N/A	3.25 to 6.50
Weighted average share price US$	N/A	2.58

Reebonz Limited estimates expected volatility at the grant dates based on historical volatilities of comparable companies for periods in correspondence to the expected life of share options. Risk–free interest rates are based on zero coupon Singapore risk-free rate for the terms consistent with the expected life of the award at the time of grant. Reebonz Limited has no historical exercise patterns of employee share options as reference. Expected life is based on management’s estimation, which Reebonz Limited believes are representative of future behavior.

The weighted average fair value of options granted during the year ended 31 December 2018 was US$1.04 (31/12/2017: N/A).

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

The contractual life of options granted on 10 August 2012 have been extended by 2 to 3 years via approval from the Board of Directors in 2017 and 2018 respectively.

30	Material partly-owned subsidiaries

The Group has the following subsidiaries that has NCI that is material to the Group.

Name of Subsidiaries	Principal place of business	Proportion of ownership interest held by NCI	(Loss)/Profit allocated to NCI during the reporting period	Accumulated NCI at the end of reporting period
Held by Reebonz Holding Limited		%	US$’000	US$’000
31 December 2017
Reebonz Korea	Korea	50.8	(122)	421

31 December 2018
Reebonz Korea	Korea	41.6	63	2,323

Held by Reebonz Korea

31 December 2017
Invitree Co., Ltd	Korea	55.7	(332)	(1,860)

31 December 2018
Invitree Co., Ltd	Korea	47.4	(277)	(2,081)

Summarized financial information about subsidiaries with material NCI

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material NCIs are as follows:

	Sub-consolidation of Reebonz Korea
	31/12/2017	31/12/2018
	US$’000	US$’000

Summarized statement of financial position
Current assets	3,204	3,728
Non-current assets	172	155
Goodwill	1,568	1,542
Current liabilities	(6,727)	(3,020)
Non-current liabilities	(302)	(297)
Total (deficit)/surplus	(2,085)	2,108

Attributable to NCI, allocated according to changes in equity interest during the year	(1,439)	242

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

	Sub-consolidation of Reebonz Korea
	31/12/2017	31/12/2018
	US$’000	US$’000
Summarized statement of comprehensive income
Revenue	21,092	21,841
Loss for the year	(835)	(416)
Other comprehensive (loss)/income	(28)	9
Total comprehensive loss	(863)	(407)

Attributable to NCI, allocated according to changes in equity interest during the year	(454)	(214)

Summarized cash flow information
Operating	(458)	(3,543)
Investing	(10)	(7)
Financing	–	3,597
Net (decrease)/increase in cash and cash equivalents	(468)	47

Increase of equity interest in Reebonz Korea

On 28 March 2018, Reebonz Limited increased the paid-up capital of Reebonz Korea through cash injection of US$235,600 (Korean Won (“KRW”) 241 million). This resulted in an increase of the Reebonz Limited’s shareholdings in Reebonz Korea from 49.2% to 49.7%. Resultantly, Reebonz Limited increased its effective interest in Invitree from 44.3% to 44.7%.

On 27 April 2018, an outstanding loan and amounts due from Reebonz Korea of US$4,301,000 (KRW 4,856 million) were converted to ordinary shares in Reebonz Korea. This resulted in an increase of the Reebonz Limited’s shareholdings in Reebonz Korea from 49.7% to 58.4%. Resultantly, Reebonz Limited increased its effective interest in Invitree from 44.7% to 52.6%.

The increase in shareholding from 49.2% to 58.4% in two stages resulted in a loss on acquisition of non-controlling interest of US$1,856,000 which has been recognized in the consolidated statement of changes in equity.

31	Employee compensation

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

Included in:
Fulfillment expenses	4,395	3,943	3,139
Marketing expenses	1,780	1,783	1,207
Technology and content expenses	2,625	2,400	1,925
General and administrative expenses	6,979	4,960	3,498
Total employee compensation	15,779	13,086	9,769

Share-based payments of US$430,000 (31/12/2017: US$994,000; 31/12/2016: US$2,231,000) were included in the employee compensation expense.

Defined contribution plans of US$694,000 (31/12/2017: US$852,000 ;31/12/2016: US$982,000) were included in the employee compensation expense.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

32	Depreciation and amortization

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

Included in:
Technology and content expenses	708	707	668
General and administrative expenses	512	1,561	1,697
	1,220	2,268	2,365

33	Fair value measurement

The Group with the assistance of an external appraiser, measures financial instruments such as convertible preference shares and warrants at fair value at each reporting date. Fair value related disclosures for financial instruments and non–financial assets that are measured at fair value are disclosed in this note.

When the fair values of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model and market method. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments and is discussed further below.

Valuation methods and assumptions

Management assessed that cash and cash equivalents, short–term deposits, trade and other receivables, other current financial assets (excluding government grants), trade and other payables, advances from customers and interest-bearing loans and borrowings (current) approximate their carrying amounts largely due to the short-term maturities of these instruments. The carrying amount of loans and borrowings (non-current) approximates its fair values since it bears interest rates which approximate market rates except as disclosed below. The fair value of other non-current financial assets is not materially different from their carrying amount. The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following table provides the fair value measurement hierarchy of the Group’s liabilities.

Fair value measurement hierarchy for liabilities as at 31 December 2018 and 2017:

Level 2	Date of valuation	US$’000

Unsecured term loans	31 December 2017	11,041

Unsecured term loans	31 December 2018	10,765

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

At 31 December 2018, the fair value of the unsecured term loan approximates its carrying amount due to its maturity of less than one year.

At 31 December 2017, the fair value of the unsecured term loans is calculated using discounted cash flow model based on the present value of future principal and interest cash flow, discounted at the market rate of 10.93%.

Level 3	Date of valuation	US$’000

Convertible preference shares	31 December 2017	56,854

Convertible preference shares	31 December 2018	–

The following table shows the information about fair value measurements using significant unobservable inputs (Level 3).

Description	Valuation techniques	Unobservable inputs	Weighted average	Sensitivity of the input to fair value

31 December 2017
Convertible preference shares	Hybrid method comprising of: ● Probability Weighted Expected Return Method ● Option Pricing Method ● Discounted Cash Flow Method and ● Market Method	● Time to IPO ● Time to non-IPO liquidity event ● IPO price ● WACC	● Time to IPO is 0.66 year ● Time to non-IPO liquidity event is 1 year ● IPO price of US$5.62 ● WACC of 15.3%

The estimated fair value would decrease by 5% if:

● Time to IPO was higher by 0.34 year

● Time to non-IPO liquidity event was higher by 30 years

The estimated fair value would increase/ (decrease) by 5% if

● IPO price was higher/(lower) by US$0.33

● WACC was lower/(higher) by 9.62%/11.18%

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

34	Segment information

For management purposes, the Group has only one operating and reportable segment.

Revenue from external customers for the various types of products the Company sells are not disclosed as the information is not available and the determination is not practicable.

Geographical information

	Southeast Asia					North Asia
	Singapore	Malaysia	Indonesia	The rest of Southeast Asia	Subtotal	South Korea	Hong Kong	China	The rest of North Asia	Subtotal	Australia	Others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

31 December 2016
Revenue from external customers*	32,081	7,829	11,231	2,916	54,057	19,359	11,550	8,329	8,189	47,427	20,297	6,222	128,003

Non-current assets
Property and equipment	18,707	39	24	6	18,776	33	7	1	23	64	81	–	18,921
Leasehold land	5,010	–	–	–	5,010	–	–	–	–	–	–	–	5,010
Intangible assets	1,613	–	–	1	1,614	10	–	1	1	12	–	–	1,626
Goodwill	–	–	–	–	–	1,504	–	–	–	1,504	–	–	1,504

31 December 2017
Revenue from external customers*	21,854	4,444	7,725	1,520	35,543	21,092	8,733	14,169	6,102	50,096	13,101	8,999	107,739

Non-current assets
Property and equipment	28,571	130	12	4	28,717	21	7	1	14	43	39	6	28,805
Leasehold land	5,022	–	–	–	5,022	–	–	–	–	–	–	–	5,022
Intangible assets	1,424	–	–	–	1,424	4	–	–	1	5	–	–	1,429
Goodwill	–	–	–	–	–	1,568	–	–	–	1,568	–	–	1,568

*	The geographical information above is derived based on the registered billing address of the customers

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

	Southeast Asia					North Asia
	Singapore	Malaysia	Indonesia	The rest of Southeast Asia	Subtotal	South Korea	Hong Kong	China	The rest of North Asia	Subtotal	Australia	Others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

31 December 2018
Revenue from external customers*	20,111	4,316	4,336	1,256	30,019	21,838	6,689	10,760	5,423	44,710	6,760	6,890	88,379

Non-current assets
Property and equipment	26,793	72	7	2	26,874	12	3	1	9	25	12	4	26,915
Leasehold land	4,728	–	–	–	4,728	–	–	–	–	–	–	–	4,728
Intangible assets	1,061	–	–	–	1,061	–	–	–	–	–	–	–	1,061
Goodwill	–	–	–	–	–	1,542	–	–	–	1,542	–	–	1,542

*	The geographical information above is derived based on the registered billing address of the customers

Major customer

The Group does not have any major customers during the financial years ended 31 December 2018 and 2017.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

35	Commitments and contingencies

a)	Capital commitments

Capital expenditures contracted for at the reporting date but not recognized in the financial statements are as follows:

	31/12/2017	31/12/2018
	US$’000	US$’000

Office building	783	374
Property and equipment	306	301

b)	Operating lease commitments – Group as lessee

The Group has entered into commercial leases on certain motor vehicles and items of machinery. These leases run for a period of three to five years with no renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.

Future minimum rentals payable under non–cancellable operating leases as at 31 December are as follows:

	31/12/2017	31/12/2018
	US$’000	US$’000

Within one year	1,080	738
After one year but not more than five years	768	228
	1,848	966

The minimum lease payments recognized as an expense in the years ended 31 December 2018, 31 December 2017 amounted to US$1,407,000 and US$1,605,000 respectively.

c)	Operating lease commitments - Group as lessor

The Group has entered into commercial leases on certain floors of its building. These non-cancellable leases have remaining lease terms of between two to three years. All leases include a clause to enable upward revision of the rental charge on second year of the lease term based on pre-agreed rates and an option of the lessee to extend the lease term for a further two years.

Future minimum rentals receivable under non–cancellable operating leases as at 31 December are as follows:

	31/12/2017	31/12/2018
	US$’000	US$’000

Within one year	308	566
After one year but not more than five years	515	594
	823	1,160

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

d)	Finance lease commitment – Group as lessee

The Group acquired a motor vehicle and office equipment under finance lease arrangements. The Group’s obligation under finance lease for the motor vehicle is secured by the lessor’s title to the leased asset. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are, as follows:

	31/12/2017			31/12/2018
	Minimum payments	Interest	Present value of payments	Minimum payments	Interest	Present value of payments
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Within one year	56	(7)	49	55	(2)	53
After one year but not more than five years	62	(4)	58	4	–	4
	118	(11)	107	59	(2)	57

36	Related party transactions

In addition to the information disclosed elsewhere in the financial statements, the following transactions took place between the Group and related parties at terms agreed between the parties during the relevant financial year:

a)	Sales and purchase of goods and services

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

Maintenance income	(9)	(9)	(9)
Rental income	(8)	(2)	(15)
Platform development costs	25	–	–

Terms and conditions of transactions with related parties

There have been no guarantees provided or received for any related party receivables or payables. For the year ended 31 December 2018, the Group has not recorded any expected credit loss allowances relating to amounts owed by related parties (31/12/2017: US$Nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b)	Related party balances

	Note	31/12/2017	31/12/2018
		US$’000	US$’000

Related party receivables	11	11	–
Loan from shareholders	22	–	15,188

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

c)	Key management personnel compensation

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the Group. The Chief Executive Officer, Chief Brand Officer, Chief Financial Officer, Chief Operating Officer, Chief Revenue Officer, Chief Technology Officer, Chief People Officer and Regional General Manager are considered key management personnel of the Group. Compensation payable to key management personnel comprise:

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

Salaries, bonus and allowances	1,269	887	749
Employer’s contribution to CPF	81	55	45
Employee share option expense	1,868	1,812	334

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

37	Financial risk management objectives and policies

Overview

The Group has exposure to the following risks arising from financial instruments:

●	Market risk

●	Credit risk

●	Liquidity risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board is responsible for developing and monitoring the Group’s risk management policies.

The Group’s principal financial liabilities comprise loans and borrowings, advances from customers, trade and other payables, warrants, contingent settlement provision and convertible preference shares. The main purpose of these financial liabilities is to raise financing for the Group’s operations. The Group has trade and other receivables, cash and cash equivalents and short-term deposits that are derived directly from its operations.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of the market risk management is to manage and control market risk exposures within acceptable parameters while optimizing the return on risk.

Interest rate risk

The primary source of the Group’s interest rate risk relates to interest bearing bank deposits and its borrowings from banks and financial institutions. The interest bearing loans and borrowings of the Group are disclosed in Note 20 to the consolidated financial statements. As certain rates are based on interbank offer rates, the Group is exposed to cash flow interest rate risk. This risk is not hedged. Interest bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Group, any variation in the interest rates may have a material impact on the results of the Group.

The Group manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest bearing financial liabilities at the end of the reporting period and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If the interest rate had been 50 basis points higher or lower and all other variables were held constant, the loss for the year ended 31 December 2018 of the Group would increase/decrease by US$284,000 (31/12/2017: US$256,000).

Foreign currency risk

The Group are exposed to foreign currency risk on sales, purchases and borrowings that are denominated in currencies other than the respective functional currencies of entities within the Group. The currencies giving rise to this risk are primarily the Singapore Dollar (“SGD”), Taiwan Dollar (“TWD”), Euro (“EUR”), Australian Dollar (“AUD”), US Dollar (“USD”), Hong Kong Dollar (“HKD”) and Korean Won (“KRW”). The Group relies on natural hedging as a risk management tool and does not enter into derivative foreign exchange contracts to hedge its foreign currency risk.

Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

	SGD	TWD	EUR	AUD	USD	HKD	KRW	Others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

31 December 2017
Financial assets
Non-current financial assets	–	138	–	115	–	24	146	57	480
Trade and other receivables	1,092	70	–	460	400	564	801	1,238	4,625
Other current financial assets	737	–	221	23	10	1	129	92	1,213
Cash and cash equivalents	2,872	124	–	58	3,243	146	339	530	7,312
	4,701	332	221	656	3,653	735	1,415	1,917	13,630
Financial liabilities
Convertible preference shares	(56,854)	–	–	–	–	–	–	–	(56,854)
Interest-bearing loans and borrowings	(51,876)	–	–	–	(6,637)	–	(22)	(8)	(58,543)
Contingent settlement provision	(307)	–	–	–	–	–	–	–	(307)
Trade and other payables, excluding deferred government grants	(6,616)	(72)	(670)	(439)	(672)	(117)	(1,882)	(1,049)	(11,517)
	(115,653)	(72)	(670)	(439)	(7,309)	(117)	(1,904)	(1,057)	(127,221)

Net financial (liabilities)/assets	(110,952)	260	(449)	217	(3,656)	618	(489)	860	(113,591)
Less: Financial (liabilities)/assets denominated in the respective entities’ functional currencies	(110,952)	277	–	(33)	59	320	(489)	600	(110,218)
Currency exposure of financial liabilities net of those denominated in the respective entities’ functional currencies	–	(17)	(449)	250	(3,715)	298	–	260	(3,373)

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

	SGD	TWD	EUR	AUD	USD	HKD	KRW	Others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

31 December 2018
Financial assets
Non-current financial assets	–	145	–	109	–	19	143	56	472
Trade and other receivables	1,148	50	36	265	281	669	961	1,260	4,670
Other current financial assets	191	–	217	25	23	1	99	73	629
Cash and cash equivalents	808	99	–	423	295	212	378	389	2,604
Marketable securities held in trust account	–	–	–	–	15,196	–	–	–	15,196
	2,147	294	253	822	15,795	901	1,581	1,778	23,571
Financial liabilities
Interest-bearing loans and borrowings	(51,272)	–	–	–	(8,026)	–	(59)	(6)	(59,363)
Loan from shareholders	–	–	–	–	(15,188)	–	–	–	(15,188)
Trade and other payables, excluding deferred government grants	(14,480)	(939)	5,208	(1,307)	(5,975)	(1,773)	(2,265)	1,670	(19,861)
	(65,752)	(939)	5,208	(1,307)	(29,189)	(1,773)	(2,324)	1,664	(94,412)

Net financial (liabilities)/assets	(63,605)	(645)	5,461	(485)	(13,394)	(872)	(743)	3,442	(70,841)
Less: Financial (liabilities)/assets denominated in the respective entities’ functional currencies	(63,605)	222	–	524	(6,260)	591	(744)	240	(69,032)
Currency exposure of financial liabilities net of those denominated in the respective entities’ functional currencies	–	(867)	5,461	(1,009)	(7,134)	(1,463)	1	3,202	(1,809)

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

The Group’s exposures to foreign currency are as follows:

Foreign currency risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below.  This analysis assumes that all other variables, in particular interest rates, remain constant.

	31/12/2017	31/12/2018
	Profit before tax	Profit before tax
	US$’000	US$’000

TWD against US$
- strengthened	(2)	(87)
- weakened	2	87

EUR against US$
- strengthened	(45)	546
- weakened	45	(546)

AUD against US$
- strengthened	25	(101)
- weakened	(25)	101

USD against US$
- strengthened	(372)	(713)
- weakened	372	713

HKD against US$
- strengthened	30	(146)
- weakened	(30)	146

KRW against US$
- strengthened	–	–
- weakened	–	–

Others against US$
- strengthened	26	320
- weakened	(26)	(320)

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Group’s trade and other receivables and deposits with banks.

Trade and other receivables are regularly monitored by the Group and reviewed for impairment. Most of the receivables are within the credit terms. Although the receivables are generally unsecured, the credit risk is considered to be low.

The credit risk on deposits with banks is limited because the Group mainly places the deposits in banks with high credit ratings.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and to mitigate the effects of fluctuations in cash flows, and having adequate amounts of committed credit facilities.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

	One year or less	One to five years	More than five years	Total
	US$’000	US$’000	US$’000	US$’000
31 December 2017
Financial assets
Trade and other receivables	4,625	–	–	4,625
Other financial assets	1,213	480	–	1,693
Cash and cash equivalents	7,312	–	–	7,312
	13,150	480	–	13,630
Financial liabilities*
Trade and other payables, excluding deferred government grants	11,292	225	–	11,517
Interest-bearing loans and borrowings	31,430	18,055	15,755	65,240
Contingent settlement provision	–	307	–	307
	42,722	18,587	15,755	77,064

Net financial liabilities	(29,572)	(18,107)	(15,755)	(63,434)

31 December 2018
Financial assets
Trade and other receivables	4,670	–	–	4,670
Other financial assets	629	472	–	1,101
Cash and cash equivalents	2,604	–	–	2,604
Marketable securities held in trust account	15,196	–	–	15,196
	23,099	472	–	23,571
Financial liabilities
Trade and other payables, excluding deferred government grants	19,579	282	–	19,861
Interest-bearing loans and borrowings	43,595	7,377	14,897	65,869
Loan from shareholders	15,188	–	–	15,188
	78,362	7,659	14,897	100,918

Net financial liabilities	(55,263)	(7,187)	(14,897)	(77,347)

*	Excludes convertible preference shares because redemption is unlikely, attributable to the expected business combination.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

	Loans and receivables	Financial liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
	US$’000	US$’000	US$’000	US$’000
31 December 2017
Financial assets Current
Trade and other receivables	4,625	–	–	4,625
Other current financial assets	1,213	–	–	1,213
Cash and cash equivalents	7,312	–	–	7,312
	13,150	–	–	13,150
Non-current
Non-current financial assets	480	–	–	480
Total financial assets	13,630	–	–	13,630

Financial liabilities
Current
Trade and other payables, excluding deferred government grants	–	–	11,292	11,292
Interest-bearing loans and borrowings	–	–	29,808	29,808
	–	–	41,100	41,100
Non-current
Interest-bearing loans and borrowings	–	–	28,735	28,735
Convertible preference shares	–	56,854	–	56,854
Trade and other payables, excluding deferred government grants	–	–	225	225
Contingent settlement provision	–	–	307	307
Total financial liabilities	–	56,854	70,367	127,221

	Amortized costs	Financial liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
	US$’000	US$’000	US$’000	US$’000
31 December 2018
Financial assets Current
Marketable securities held in trust account	15,196	–	–	15,196
Trade and other receivables	4,670	–	–	4,670
Other current financial assets	629	–	–	629
Cash and cash equivalents	2,604	–	–	2,604
	23,099	–	–	23,099
Non-current
Non-current financial assets	472	–	–	472
Total financial assets	23,571	–	–	23,571

Financial liabilities
Current
Trade and other payables, excluding deferred government grants	–	–	19,579	19,579
Interest-bearing loans and borrowings	–	–	42,147	42,147
	–	–	61,726	61,726
Non-current
Interest-bearing loans and borrowings	–	–	17,216	17,216
Loan from shareholders	–	–	15,188	15,188
Trade and other payables, excluding deferred government grants	–	–	282	282
Total financial liabilities	–	–	94,412	94,412

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

38	Business combination

In connection with the business combination as described in Note 1.1, the following occurred:

DOTA:

●	Holders of DOTA Class F Shares cancelled 718,750 Class F Shares of DOTA, which represented 50% of Class F Shares issued. The remaining un-cancelled F Common stockholders swapped their common stocks into ordinary shares of the Company at an agreed basis of 1:1.

●	4,273,564 shares of DOTA’s Class A common stocks were redeemed at a price of US$10.29 per share, for a total redemption amount of U$43,962,000.

●	602,250 unit purchase options rights were exchanged for 602,250 ordinary shares of the Company.

●	DOTA’s promissory note was swapped and immediately converted into 88,459 ordinary shares of Reebonz Holding Limited.

Reebonz Limited:

●	Reebonz Limited’s Ordinary Shareholders swapped their ordinary shares into ordinary shares of the Company at an agreed conversion rate of 0.56 times ordinary shares for every Reebonz Limited ordinary share held.

●	Reebonz Limited’s Series A, B, C and D Preference Shareholders swapped their Series A, B, C and D Preference Shares into Preference Shares of the Company on a 1:1 basis which in turn, immediately converted into ordinary shares of the Company at an agreed conversion rate of 0.56 ordinary shares for every Preference Share held.

●	Reebonz Limited’s Convertible Loan was swapped into a Convertible Loan with the Company on a 1:1 basis which in turn, was immediately converted into 148,938 ordinary shares of the Company at an issue price of US$10.27.

The fair value of the shares that were swapped between the parties above was based on the closing share price of DOTA as traded on NASDAQ on 19 December 2018 which was US$5.13 per share.

As part of the above-mentioned business combination, DOTA’s net liability of US$7,166,000 (see below) was assumed by Reebonz Holding Limited and the issuance of ordinary shares and warrants by Reebonz Holding Limited was recognized at fair value of US$9,364,000, with the resulting difference amounting to US$16,530,000, representing the recapitalization expense reflected in the consolidated statements of profit or loss.

The net liability of US$7,166,000 assumed on 19 December 2018 comprised of:

US$’000

Cash and cash equivalent	3
Current assets	4
Accounts payable	(7,173)

On 13 December 2018 and 14 December 2018, DOTA, in connection with the Business Combination with Reebonz Limited entered into separate backstop agreements (the “Backstop Agreements”) with two investors.  Pursuant to the Backstop Agreements, the investors acquired a total of 1,476,436 Class A common stock of DOTA (i.e. “Backstop Shares”) for US$15 million.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2017 to 31 December 2018

Each investor agreed (i) to vote all of its common stock in favor of the Business Combination and (ii) refrain from exercising their rights to redeem such common stock that they own.

In consideration for the agreement of the investors, Reebonz Holding Limited agreed (i) to issue to the investors ordinary shares at the rate of 0.25 share for each Backstop Share acquired and not redeemed, and (ii) to register the resale of such backstop shares pursuant to the Securities Act of 1933.  In addition, it was agreed that the Backstop Shares (which, upon the consummation of the Business Combination, became ordinary shares of Reebonz Holding Limited) will be sold in market transactions during a 90-day period following 19 December 2018. Outstanding shares not sold in the open market during the period will be purchased by Reebonz Holding Limited at the end of the period.  Under certain circumstances, Reebonz Holding Limited may be required during the 90-day period to purchase certain ordinary shares (including the Backstop Shares) held by the investors.  In the event that the aggregate proceeds from such sale are less than 110% of the aggregate amount paid by the investors for the Backstop Shares, the Company obligations under this agreement shall be limited to the funds held in the Escrow Account with respect to the Escrow Amount (including earnings thereon, if any) (the “Escrow Funds”), and if the Shortfall is in excess of the Escrow Funds, The Company shall not be required to make any payment with respect to such excess shortfall.

39	Events occurring after reporting date

On 19 February 2019, the Company held an extraordinary general meeting with the stockholders of the Company to authorize the Board of Directors to effect a reverse split of ordinary shares, at an exchange ratio of 1:8 which will be effective from 11 March 2019, for its sole discretion to comply with Nasdaq requirements to maintain the listing of the Company’s ordinary shares on the Nasdaq stock market.

The Company received a notice from the staff of the Listing Qualification Department of the Nasdaq Stock Market LLC (“Nasdaq”) on 20 December 2018, indicating that the Company has not complied with the requirements on the Nasdaq Capital Market. The Company attended a hearing before the Nasdaq Hearings Panel on 24 January 2019 to appeal Nasdaq’s decision. On 26 February 2019, the Company received an extension granted by the Nasdaq Hearings Panel for a period of 65 days to demonstrate compliance with all applicable requirements for initial listing on the Nasdaq Global Market on or before 29 March 2019.

On 15 March 2019, the Company effected a 1-for-8 reverse stock split of its ordinary shares.