Form 20-F/A
period 2018-12-31
Reebonz Holding Ltd
filed 2019-04-09
CIK 1752108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
ON

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

Commission File Number: 001-38772

REEBONZ HOLDING LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

c/o Reebonz Limited

5 Tampines North Drive 5

#07-00

Singapore 528548

+65 6499 9469

(Address of Principal Executive Offices)

Samuel Lim

5 Tampines North Drive 5

#07-00

Singapore 528548

+65 6499 9469

samuel.lim@reebonz.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.0008 par value per share	The Nasdaq Stock Market LLC

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging Growth Company	☒

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

Reebonz Holding Limited (the “Company”) hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the “Annual Report”) through the filing of this Amendment No. 1 (this “Amendment”). This Amendment is being filed to amend “Item 18 – Financial Statements” of the Annual Report to include certain financial information for the fiscal year ended December 31, 2016, including the consolidated statement of cash flows and consolidated statements of changes in equity in US Dollars, that were previously filed in Singapore Dollars, in the Company’s prior filings. Certifications of the Company’s Chief Executive Officer and Chief Financial Officer are hereby refiled as of the date of this Amendment.

Except as provided above, this Amendment does not amend, update or restate any other items or sections of the Annual Report and does not reflect events occurring after the original filing date of the Annual Report.

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

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2016	2017	2018
	US$’000	US$’000	US$’000

Summary Consolidated Statements of Cash Flows
Net cash used in operating activities	(14,187)	(8,108)	(6,470)
Net cash used in investing activities	(5,238)	(2,632)	(361)
Net cash provided from financing activities	11,152	5,850	3,135
Net decrease in cash and cash equivalents	(8,273)	(4,890)	(3,696)
Cash and cash equivalents at beginning of period	19,812	11,926	7,312
Effect of exchange rate changes on cash and cash equivalents	387	276	(1,012)
Cash and cash equivalents at end of period	11,926	7,312	2,604

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

Net cash used in operating activities in 2016 was US$14.2 million, primarily attributable to a profit before tax of US$40.1 million, adjusted for non-cash items of US$54.0 million, which primarily consisted of an adjustment for an increase in fair value of convertible preference shares of US$59.2 million, and a net decrease of US$0.7 million in working capital. The net decrease in working capital was primarily attributable to a decrease in trade and other payables of US$1.7 million related to decreased payables to third party vendors, a decrease in deferred expenses of US$3.3 million, and a net increase of trade and other receivables of US$0.8 million related to increased receivables from third party platforms due to the expansion of our business.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Reebonz are included in this Annual Report. Our financial statements are on pages F-1 to F-82.

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

REEBONZ HOLDING LIMITED

April 9, 2019	By:	/s/ Samuel Lim
Name: Samuel Lim
Title: Chief Executive Officer

Reebonz Holding Limited and its subsidiaries

Registration Number: MC-340419

Annual Consolidated Financial Statements

Years ended 31 December 2016 to 31 December 2018

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Reebonz Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Reebonz Holding Limited (the ‘Company’) and subsidiaries as of 1 January 2017, 31 December 2017 and 31 December 2018, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity, and cash flows for each of the years ended 31 December 2016, 31 December 2017 and 31 December 2018, and the related notes (collectively, the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of 1 January 2017, 31 December 2017 and 31 December 2018, and the results of its operations and its cash flows for each of the years ended 31 December 2016, 31 December 2017 and 31 December 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
Independent auditors’ report
Years ended 31 December 2016 to 31 December 2018

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

9 April 2019

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2016 to 31 December 2018

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
Years ended 31 December 2016 to 31 December 2018

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
Years ended 31 December 2016 to 31 December 2018

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
Years ended 31 December 2016 to 31 December 2018

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

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2016 to 31 December 2018

Consolidated statements of changes in equity

		Attributable to owners of the Company
	Note	Issued capital	Warrants	Share- based payments	Other reserves	Foreign currency translation reserve	Other components of equity, total	Accumulated losses	Total	Non- controlling interests	Total shareholders’ deficit
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group

At 1 January 2016		12,876	245	2,023	(635)	(191)	1,197	(178,424)	(164,106)	(371)	(164,477)

Total comprehensive income for the year
Profit for the year		–	–	–	–	–	–	40,654	40,654	(584)	40,070
Other comprehensive income		–	–	–	–	3,114	3,114	–	3,114	12	3,126
Total comprehensive income for the year		–	–	–	–	3,114	3,114	40,654	43,768	(572)	43,196

Issuance of warrants		–	1,809	–	–	–	–	–	1,809	–	1,809
Share-based payment transactions	31	–	–	2,231	–	–	2,231	–	2,231	–	2,231
At 31 December 2016		12,876	2,054	4,254	(635)	2,923	6,542	(137,770)	(116,298)	(943)	(117,241)

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2016 to 31 December 2018

Consolidated statements of changes in equity (continued)

		Attributable to owners of the Company
	Note	Issued capital	Warrants	Share- based payments	Other reserves	Foreign currency translation reserve	Revaluation reserve	Other components of equity, total	Accumulated losses	Total	Non- controlling interests	Total shareholders’ deficit
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group

At 1 January 2017		12,876	2,054	4,254	(635)	2,923	–	6,542	(137,770)	(116,298)	(943)	(117,241)

Total comprehensive income for the year
Profit for the year		–	–	–	–	–	–	–	55,365	55,365	(457)	54,908
Other comprehensive income		–	–	–	–	(3,510)	–	(3,510)	–	(3,510)	(41)	(3,551)
Net surplus on revaluation of building		–	–	–	–	–	5,565	5,565	–	5,565	–	5,565
Total comprehensive income for the year		–	–	–	–	(3,510)	5,565	2,055	55,365	57,420	(498)	56,922

Issuance of ordinary shares	14	1,605	–	–	–	–	–	–	–	1,605	–	1,605
Share-based payment transactions	31	–	–	994	–	–	–	994	–	994	–	994
At 31 December 2017		14,481	2,054	5,248	(635)	(587)	5,565	9,591	(82,405)	(56,279)	(1,441)	(57,720)

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2016 to 31 December 2018

Consolidated statements of changes in equity (continued)

		Attributable to owners of the Company
	Note	Issued capital	Warrants	Share- based payments	Other reserves	Foreign currency translation reserve	Revaluation reserve	Other components of equity, total	Accumulated losses	Total	Non- controlling interests	Total shareholders’ deficit
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group

At 1 January 2018		14,481	2,054	5,248	(635)	(587)	5,565	9,591	(82,405)	(56,279)	(1,441)	(57,720)

Total comprehensive income for the year
Profit for the year		–	–	–	–	–	–	–	(35,239)	(35,239)	(216)	(35,455)
Other comprehensive income		–	–	–	1,325	1,432	–	2,757	–	2,757	15	2,772
Total comprehensive income for the year		–	–	–	1,325	1,432	–	2,757	(35,239)	(32,482)	(201)	(32,683)

Issuance of shares for business combination	14	8,765	–	–	–	–	–	–	–	8,765	–	8,765
Preference shares converted into ordinary shares	14	57,914	–	–	–	–	–	–	–	57,914	–	57,914
Conversion of convertible loans into ordinary shares	14	917	–	–	–	–	–	–	–	917	–	917
Conversion of promissory note	14	453	–	–	–	–	–	–	–	453	–	453
Derecognition of warrants		–	(245)	–	–	–	–	–	–	(245)	–	(245)
Issuance of warrants	15(c) (iii)/(iv)	–	94	–	–	–	–	–	–	94	–	94
Recognition of warrants from business combination		–	599	–	–	–	–	–	–	599	–	599
Acquisition of non controlling interest of a subsidiary without a change in control		–	–	–	(1,925)	–	–	(1,925)	–	(1,925)	1,856	(69)
Share-based payment transactions	31	–	–	430	–	–	–	430	–	430	–	430
At 31 December 2018		82,530	2,502	5,678	(1,235)	845	5,565	10,853	(117,644)	(21,759)	214	(21,545)

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2016 to 31 December 2018

Consolidated statements of cash flows

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

Cash flows from operating activities
Profit/(loss) before tax	40,080	54,983	(35,339)
Adjustments for:
Depreciation of property and equipment	448	1,479	1,572
Amortization of leasehold land	192	199	213
Amortization of intangible assets	580	590	580
Amortization of deferred government grants	(50)	(89)	(92)
Reversal of asset reinstatement obligation	(220)	(103)	(34)
Loss/(gain) on disposal of property and equipment	41	4	(1)
Loss on disposal of intangible assets	88	-	-
Share-based payment	2,231	994	430
Allowance for doubtful debt	5	-	-
Expected credit loss allowance	-	–	60
Deposits written off	-	1	–
Inventories (reversed)/written down	259	(45)	353
Change in fair value of convertible preference shares	(59,233)	(70,063)	2,068
Recapitalization expenses	-	–	16,530
Finance costs	1,797	3,250	3,533
Finance income	(35)	(14)	(7)
Foreign exchange (gain)/loss, net	(100)	(236)	162
	(13,917)	(9,050)	(9,972)
Changes in:
- inventories	(495)	2,758	2,298
- trade and other receivables	(798)	73	(184)
- prepayments	476	1,835	26
- other current financial assets	(137)	(245)	563
- deferred expenses	3,330	-	-
- non-current financial assets	142	102	–
- trade and other payables	(1,659)	(1,679)	2,639
- contract liabilities	(162)	207	929
Cash used in operating activities	(13,220)	(5,999)	(3,701)
Interest received	35	14	7
Interest paid	(972)	(2,181)	(2,675)
Tax paid	(30)	(80)	(101)
Receipts of government grants	-	138	–
Net cash used in operating activities	(14,187)	(8,108)	(6,470)

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2016 to 31 December 2018

Consolidated statements of cash flows (continued)

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

Cash flows from investing activities
Purchase of property and equipment	(4,418)	(2,298)	(138)
Additions to leasehold land	(108)	–	–
Additions to intangible assets	(659)	(338)	(224)
Placement of short-term deposits	(69)	(1)	–
Proceeds from disposal of property and equipment	16	5	1
Net cash used in investing activities	(5,238)	(2,632)	(361)

Cash flows from financing activities
Proceeds from interest-bearing loans and borrowings	86,201	68,312	54,112
Repayment of interest-bearing loans and borrowings	(75,049)	(64,067)	(50,977)
Proceeds from issuance of ordinary shares	–	1,605	–
Net cash from financing activities	11,152	5,850	3,135

Net decrease in cash and cash equivalents	(8,273)	(4,890)	(3,696)
Cash and cash equivalents at 1 January	19,812	11,926	7,312
Effect of exchange rate fluctuations on cash held	387	276	(1,012)
Cash and cash equivalents at 31 December	11,926	7,312	2,604

Supplemental disclosures of non-cash activities:
Recapitalization expenses	–	–	16,530

Other supplementary disclosures:

As of 31 December 2018, there were US$Nil (2017: US$2,161,000; 2016: US$13,138,000) outstanding payables in relation to purchase of property and equipment and intangible assets.

As of 31 December 2018, an amount of US$15,188,000 (2017: US$Nil; 2016: US$Nil) representing loan from shareholders was held as marketable securities in trust account.

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries
Financial statements
Years ended 31 December 2016 to 31 December 2018

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

This disclosure requirement was only effective for annual periods beginning on or after 1 January 2017. As a result, there was no such disclosure for the financial year ended 31 December 2016.

The accompanying accounting policies and explanatory notes form an integral part of the consolidated financial statements.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

Notes to the financial statements

These notes form an integral part of the financial statements.

The consolidated financial statements of Reebonz Holding Limited (the “Company”), formerly known as DOTA Holdings Limited, and its subsidiaries (collectively, the “Group”) for the years ended 31 December 2016, 31 December 2017 and 2018 were authorized for issue in accordance with a resolution of the directors on 9 April 2019.

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

As a result of the above transaction, the Company became the ultimate parent of Reebonz Limited and DOTA on 19 December 2018, being the acquisition date. The Company’s ordinary shares and warrants are traded on the NASDAQ Capital Market under the ticker symbols RBZ and RBZAW, respectively.

The comparative financial years included herein are derived from the consolidated financial statements of Reebonz.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

The Group incurred an operating loss of US$13,160,000 (31/12/2017: US$11,336,000; 31/12/2016: US$16,784,000) for the year ended 31 December 2018 and as at that date, the Group recorded a shareholders’ deficit of US$21,759,000 (31/12/2017: US$56,279,000). The Group recorded net current liabilities of US$37,085,000 (31/12/2017: US$7,106,000) at 31 December 2018.

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

The financial statements have been prepared on a going concern basis, based on the following:

1.	Continuation by the Group’s bankers to provide access to the Group to drawdown and roll-forward existing short term financing facilities which will enable the Group to meet its working capital requirements, financial obligation and capital expenditure as and when they fall due. Negotiations are currently ongoing with the Group’s bankers to confirm Group’s ability to have continuous access to these financing facilities.

2.	Expectation of successful completion of a public offering of approximately US$20,000,000 based on the registration statement that the Company has filed with Securities and Exchange Commission (“SEC”), as amended.

The Group is also considering other potential financing options with banks or other third parties to allow the Group to have sufficient funds to meet its working capital requirements, financial obligation and capital expenditure. Failure to do so may also prevent the Group’s continuation of its listing status in the NASDAQ stock market.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

For contracts that permit the customer to return an item, revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on the historical data.

As at 31 December 2018, the Group recognizes refund liabilities which is included in trade and other payables amounting US$616,000 (31/12/2017: US$674,000). Separately, the Group recognizes related assets for the rights to recover the returned goods, as ‘Inventories’ amounting US$439,000 (31/12/2017: US$462,000). The Group reviews its estimate of expected returns at each reporting date and updates the amounts of the assets and liabilities accordingly.

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

The Group enters into transactions whereby it transfers assets recognized in its consolidated statements of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

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

The liability component of a compound financial instrument is initially recognized at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognized at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured.

Interest related to the financial liability is recognized in profit or loss. On conversion at maturity, the financial liability is reclassified to equity and no gain or loss is recognized.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

(vii)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Preference share capital

The Group’s redeemable preference shares are classified as financial liabilities, because they bear non-discretionary dividends and are redeemable in cash by the holders. Non-discretionary dividends thereon are recognized as interest expense in profit or loss as accrued.

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

	Original classification under IAS 39	New classification under IFRS 9

Financial assets
Non-current financial assets	Loans and receivables	Amortised cost
Trade and other receivables	Loans and receivables	Amortised cost
Other current financial assets	Loans and receivables	Amortised cost
Cash and cash equivalents	Loans and receivables	Amortised cost

There is no change to the classification of financial liabilities upon the adoption of IFRS 9.

There is no change to the carrying amounts of financial assets and financial liabilities under IAS 39 to the carrying amounts under IFRS 9 on transition to IFRS 9 on 1 January 2018.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

The Group has performed an assessment of the new standard on its existing operating lease arrangements as a lessee. The Group expects these operating leases to be recognized as ROU assets with corresponding lease liabilities under the new standard.

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

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

Other than the platform development costs capitalized, research and development costs of US$3,038,000 that are not eligible for capitalization have been expensed as incurred and recognized in technology and content expenses (31/12/2017: US$3,958,000; 31/12/2016: US$4,195,000). Amortization of intangible assets of US$580,000 (31/12/2017: US$590,000; 31/12/2016: US$580,000) is recognized in technology and content expenses in the consolidated statements of profit or loss.

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

10	Inventories

	31/12/2017	31/12/2018
	US$’000	US$’000

Products available for sale	18,963	16,930
Products available for rent	547	526
Goods in transit	2,472	1,509
Total inventories at lower of cost and net realizable value	21,982	18,965

In 2018, US$353,000 (31/12/2017: (US$45,000); 31/12/2016: US$259,000) was recognized as an expense/(reversal) for inventories carried at net realizable value. This is recognized in cost of revenue.

In 2018, inventories of US$65,575,000 (31/12/2017: US$77,496,000; 31/12/2016: US$94,373,000) were recognized as an expense during the year and included in cost of revenue.

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

US$’000
Balance at 1 January 2016 under IAS 39	25
Charged during the year	5
Written off	(1)
Exchange differences	1
Balance at 31 December 2016 under IAS 39	30

Balance at 1 January 2017 under IAS 39	30
Exchange differences	(1)
Balance at 31 December 2017 under IAS 39	29

Balance at 1 January 2018 under IAS 39	29
Adjusted on initial application of IFRS 9	–
Charged during the year	60
Written off	(5)
Exchange differences	1
Balance at 31 December 2018 under IFRS 9	85

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

Reconciliation of fair value measurement of Series A, B, C and Series D Preference Shares:

	Series A Preference Shares	Series B Preference Shares	Series C Preference Shares	Series D Preference Shares	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2016	24,129	31,773	57,724	67,244	180,870
Change in fair value	(10,056)	(11,723)	(17,973)	(19,481)	(59,233)
Translation difference	293	351	564	623	1,831

At 31 December 2016	14,366	20,401	40,315	48,386	123,468
Change in fair value	(7,668)	(11,792)	(25,756)	(24,847)	(70,063)
Translation difference	415	564	1,049	1,421	3,449
At 31 December 2017	7,113	9,173	15,608	24,960	56,854
Change in fair value of convertible preference shares	1,659	2,140	3,574	(5,305)	2,068
Preference shares converted into ordinary shares on 19 December 2018	(8,618)	(11,113)	(18,842)	(19,341)	(57,914)
Translation difference	(154)	(200)	(340)	(314)	(1,008)
At 31 December 2018	–	–	–	–	–

b)	Convertible loan

(i)	2011 Convertible loan

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

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

18	Tax expense

Income tax expense in the consolidated statements of profit or loss consists of:

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000
Current tax expense
Current income tax charge	(19)	(68)	(41)
Over/(Under) provision in prior years	10	(7)	(75)
	(9)	(75)	(116)
Deferred tax expense
Relating to origination and reversal of temporary differences	(1)	–	–
Total tax expense	(10)	(75)	(116)

Reconciliation of effective tax rate	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

Profit/(Loss) before tax	40,080	54,983	(35,339)

Tax calculated using Singapore tax rate of 17% (31/12/2017: 17%; 31/12/2016: 17%)	(6,814)	(9,347)	6,008
Non-deductible expenses	(1,624)	(1,209)	(1,175)
Income not subject to taxation	10,081	12,374	88
Deferred tax assets not recognized	(1,820)	(2,013)	(4,966)
Utilisation of tax losses	–	–	(86)
Tax rate differential	157	127	90
Over/(Under) provision of tax in prior years	10	(7)	(75)
	(10)	(75)	(116)

Deferred tax benefits not recognized arises as a result of:

	31/12/2017		31/12/2018
	Gross amount	Tax effect	Gross amount	Tax effect
	US$’000	US$’000	US$’000	US$’000

Unutilized tax losses	88,043	14,968	114,326	19,436
Difference in depreciation for tax purposes	4,813	818	7,685	1,306
Provisions	977	166	1,036	176
	93,833	15,952	123,047	20,918

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

Deferred tax

Deferred tax liabilities relate to the following:

	Balance as at 1 January 2017	Recognized in profit or loss	Currency translation difference	Recognized in other comprehensive income	Balance as at 31 December 2017	Currency translation difference	Balance as at 31 December 2018
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Goodwill	289	–	12	–	301	–	301
Revaluation of building	–	–	–	1,142	1,142	(25)	1,117
Others	8	(8)	–	–	–	–	–
	297	(8)	12	1,142	1,443	(25)	1,418

19	Trade and other payables

	31/12/2017	31/12/2018
	US$’000	US$’000
Current
Trade payables	3,930	3,913
Other payables	3,002	6,538
Refund liabilities	674	616
Accrued operating expenses	3,686	8,512
Deferred government grants	92	90
	11,384	19,669

Non-current
Other accruals	149	169
Deferred government grants	188	95
Deposit	76	113
	413	377

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

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

Contract balances

The following table provides information about trade receivables and contract liabilities from contracts with customers.

	Note	31/12/2017	31/12/2018
		US$’000	US$’000

Trade receivables	11	3,600	3,890
Contract liabilities	21	(3,426)	(4,297)

The amount of US$3,426,000 recognized in contract liabilities at the beginning of the period has been recognized as revenue for the period ended 31 December 2018.

No information is provided about remaining performance obligations at 31 December 2018 that have an original expected duration of one year or less, as allowed by IFRS 15.

24	Other income

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

Maintenance income	9	9	9
Forfeiture of customer deposit	151	–	50
Others	390	406	617
	550	415	676

25	Other expenses

	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000

Foreign exchange losses, net	1,037	914	716
Others	120	9	15
	1,157	923	731

26	Finance costs and income

	Note	31/12/2016	31/12/2017	31/12/2018
		US$’000	US$’000	US$’000
Interest expense:
Bank borrowings		1,900	3,186	3,466
Others		8	64	67
		1,908	3,250	3,533
Less:
Finance costs capitalized in leasehold land	5	(111)	–	–
		1,797	3,250	3,533

Interest income – bank deposits		(35)	(14)	(7)

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

27	Profit/(loss) before tax

The following describes material expenses recognized in profit or loss:

	Note	31/12/2016	31/12/2017	31/12/2018
		US$’000	US$’000	US$’000

Inventories recognized in cost of revenue		94,373	77,496	65,575
Inventories written down/(reversed)		259	(45)	353
Allowance for doubtful debt		5	–	–
Expected credit loss allowance		–	–	60
Freight and delivery charges		7,498	7,894	5,955
Employee compensation	31	15,779	13,086	9,769
Intangible assets disposed		88	–	–
Legal and professional fees		1,557	567	3,419
Rental on operating leases		2,554	1,605	1,407
Payment transaction fees		3,474	3,017	2,905

28	Profit/(loss) per share

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

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the years:

	31/12/2017		31/12/2017		31/12/2018
	Number	WAEP	Number	WAEP	Number	WAEP

Outstanding at 1 January	4,345,188	2.21	4,374,250	2.24	4,217,000	2.21
- Granted	249,000	3.63	–	–	559,875	2.04
- Forfeited	(219,938)	3.23	(139,750)	3.10	(132,500)	3.03
- Expired	–	–	(17,500)	0.72	(56,875)	0.93
Outstanding at 31 December	4,374,250	2.24	4,217,000	2.21	4,587,500	2.24

Exercisable at 31 December	2,471,458	1.77	3,314,333	1.97	3,835,208	2.17

The range of exercise prices for options outstanding as at 31 December 2018 was US$0.73 to US$3.71 (31/12/2017: US$0.72 to US$3.60; 31/12/2016: US$0.73 to US$3.63).

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

	31/12/2016	31/12/2017	31/12/2018
Expected volatility (%)	49.5 to 51.0	N/A	38.9 to 49.1
Risk-free interest rate (%)	1.28 to 1.76	N/A	1.91 to 2.39
Expected life of share options (years)	3.25 to 6.25	N/A	3.25 to 6.50
Weighted average share price US$	8.20	N/A	2.58

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

The weighted average fair value of options granted during the year ended 31 December 2018 was US$1.04 (31/12/2017: N/A; 31/12/2016: US$4.28).

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

	Sub-consolidation of Reebonz Korea
	31/12/2016	31/12/2017	31/12/2018
	US$’000	US$’000	US$’000
Summarized statement of comprehensive income
Revenue	19,370	21,092	21,841
Loss for the year	(1,096)	(835)	(416)
Other comprehensive (loss)/income	(3)	(28)	9
Total comprehensive loss	(1,099)	(863)	(407)

Attributable to NCI, allocated according to changes in equity interest during the year	(574)	(454)	(214)

Summarized cash flow information
Operating	242	(458)	(3,543)
Investing	(91)	(10)	(7)
Financing	–	–	3,597
Net increase/(decrease) in cash and cash equivalents	151	(468)	47

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

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Major customer

The Group does not have any major customers during the financial years ended 31 December 2018, 2017 and 2016.

Reebonz Holding Limited and its subsidiaries

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Years ended 31 December 2016 to 31 December 2018

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

Financial statements

Years ended 31 December 2016 to 31 December 2018

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

The Company received a notice from the staff of the Listing Qualification Department of the Nasdaq Stock Market LLC (“Nasdaq”) on 20 December 2018, indicating that the Company has not complied with the requirements on the Nasdaq Capital Market. The Company attended a hearing before the Nasdaq Hearings Panel on 24 January 2019 to appeal Nasdaq’s decision. On 26 February 2019, the Company received an extension granted by the Nasdaq Hearings Panel for a period of 65 days to demonstrate compliance with all applicable requirements for initial listing on the Nasdaq Global Market on or before 29 March 2019. The Company further requested an extension from the Nasdaq Hearing Panel to extend the deadline to 19 April 2019, and the request was approved on 8 April 2019.

On 15 March 2019, the Company effected a 1-for-8 reverse stock split of its ordinary shares.